As filed with the U.S. Securities and Exchange Commission on April 30, 2025
Securities Act File
No. 333-282845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

AMG Comvest Senior Lending Fund
(Exact name of registrant as specified in charter)

360 S. Rosemary Avenue, Suite 1700
West Palm Beach, Florida 33401
(561)
727-2000
(Address and telephone number, including area code, of principal executive offices)

Michael Altschuler, Esq.
Comvest Credit Managers, LLC
360 S. Rosemary Avenue, Suite 1700
West Palm Beach, Florida 33401
(561)
727-2000
(Name and address of agent for service)

COPIES TO:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Approximate Date of Commencement of Proposed Public Offering
: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

☒	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“1940 Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the 1940 Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the 1940 Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the 1940 Act for less than 12 calendar months preceding this filing).

Explanatory Note
This Post-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form
N-2,
as amended (No.
333-282845)
of AMG Comvest Senior Lending Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and make certain other non-material
changes to the Registrant’s prospectus. This Amendment is organized as follows: (a) Prospectus and (b) Part C Information relating to the Registrant.
No new interests in the Registrant are being registered by this filing. The registration fee was paid in connection with the Registrant’s previous filings.

Prospectus
AMG Comvest Senior Lending Fund
Class S, Class D, Class I and Class F shares
Maximum Offering of $2,000,000,000

AMG Comvest Senior Lending Fund is a Delaware statutory trust that seeks to target investments primarily structured as senior secured credit facilities and, to a lesser extent, junior credit facilities. Our investment objective is to generate current income and capital appreciation primarily by investing in middle-market companies with earnings before interest expense, income tax expense, depreciation and amortization generally between $10 million and $100 million. Targeted borrowers will operate within a wide range of industries, although we will focus on industries in which Comvest Credit Managers, LLC (the “Adviser”) and its affiliates have experience and access to operating resources. The Adviser is an affiliate of Comvest Capital Advisors, LLC and Comvest Credit Advisors LLC (collectively, “Comvest Partners”). Throughout this prospectus, we refer to AMG Comvest Senior Lending Fund as the “Fund,” “we,” “us” or “our.”
We are a diversified,
closed-end
management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We are externally managed by the Adviser. We elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).
We are offering on a continuous basis up to $2,000,000,000 of our common shares of beneficial interest (the “Common Shares”). We are offering to sell any combination of four classes of shares, Class S shares, Class D shares, Class I shares and Class F shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The per share purchase price for Common Shares will equal our net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. This is a “best efforts” offering, which means that AMG Distributors, Inc., the managing dealer (the “Managing Dealer”) for this offering, will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in this offering.
Investing in our Common Shares involves a high degree of risk. See “Risk Factors” beginning on page 29 of this prospectus. Also consider the following:

•	We have a limited operating history.

•	A renewed disruption in the capital markets and the credit markets could adversely affect our business.

•
There is uncertainty as to the value of our portfolio investments because most of our investments are, and may continue to be, in private companies and recorded at fair value. In addition, the fair values of our investments are determined by our Adviser, subject to oversight by our Board of Trustees (the “Board”), in accordance with our valuation policies and procedures adopted by the Board.

•	Although we have commenced a share repurchase program, we have discretion to not repurchase our Common Shares, and our Board has the ability to amend or suspend the program.

•
Global economic, political and market conditions, including downgrades of the U.S. credit rating and Russia’s invasion of Ukraine and ongoing conflicts in the Middle East, may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

•	We, our wholly-owned direct subsidiaries, the Adviser, and our portfolio companies may maintain cash balances at financial institutions that exceed federally insured limits and may otherwise be materially affected by adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance
by financial institutions or transactional counterparties.

•
Because we intend to distribute substantially all of our income to our shareholders to maintain our status as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow may be impaired.

•
The Adviser’s liability is limited under the investment management agreement between the Adviser and us (the “Advisory Agreement”), and we have agreed to indemnify the Adviser against certain liabilities, which may lead the Adviser to act in a riskier manner than it would when acting for its own account.

•	Our Board may change our investment objective, operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to your interests as shareholders.

•
If we fail to maintain our status as a BDC, our business and operating flexibility could be significantly reduced, and we may be subject to numerous restrictions on our activities, including restrictions on leverage and on the nature of our investments.

•
We may not be able to pay you distributions on our Common Shares, our distributions to you may not grow over time and a portion of our distributions to you may be a return of capital for U.S. federal income tax purposes.

•	We may have difficulty paying our required distributions if we recognize taxable income before or without receiving cash representing such income.

•
If we are not treated as a “publicly offered regulated investment company,” as defined in the Code, U.S. shareholders that are individuals, trusts or estates will be taxed as though they received a distribution of some of our expenses.

•	Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

•	Internal and external cyber threats, disease pandemics, as well as other disasters, could impair our ability to conduct business effectively.

•	Our investments in portfolio companies may be risky, and we could lose all or part of any of our investments.

•
Our investments in securities rated below investment grade are speculative in nature and are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on changes in interest rates.

•	The lack of liquidity in our investments may adversely affect our business.

•	Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our NAV through increased net unrealized losses.

•	Economic recessions, downturns or government spending cuts could impair our portfolio companies and harm our operating results.

•	We use and expect to continue to use leverage, which will magnify the potential for loss on amounts invested in us. See “ Risk Factors—Risks associated with leverage. ”

•	We may be subject to additional risks if we invest in foreign securities and/or engage in hedging transactions.

•	The characterization of an investment as senior debt or senior secured debt does not mean that such debt will necessarily have repayment priority with respect to all other obligations of a borrower.

•
We do not currently intend for our Common Shares to be listed on any national securities exchange. We do not anticipate that a secondary market for the Common Shares will develop and an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

•	We are subject to risks associated with artificial intelligence and machine learning technology.
Neither the SEC nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.
The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

	Price to the Public (1)	Proceeds to Us, Before Expenses (2)
Maximum Offering (3)	$2,000,000,000	$2,000,000,000
Class S shares, per share	$25.43	$500,000,000
Class D shares, per share	$25.43	$500,000,000
Class F shares, per share	$25.43	$500,000,000
Class I shares, per share	$25.43	$500,000,000

(1)
Class I shares were initially offered at $25.16 per share, and Class S shares, Class D shares, Class F shares, and Class I shares are currently being offered on a monthly basis at a price per share equal to the NAV per share for such class. The table reflects the NAV per share of each class as of March 31, 2025.

(2)
Neither the Fund nor the Managing Dealer will charge an upfront sales load with respect to Class S shares, Class D shares, Class F shares and Class I shares; however, if you buy Class S shares, Class D shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 1.5% cap on NAV for Class D shares, and a 2.0% cap on NAV for Class F shares. We will also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares, in each case, payable monthly, (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly, and (c) for Class F shares, a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class F shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Estimated Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing or distribution fees or organization and offering expenses payable by us, which are paid over time.

(3)
The table assumes that all shares are sold in the primary offering, with 1/4 of the gross offering proceeds from the sale of Class S shares, 1/4 from the sale of Class D shares, 1/4 from the sale of Class I shares, and 1/4 from the sale of Class F shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption.

The date of this prospectus is April 30, 2025

SUITABILITY STANDARDS
Common Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.
For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.
In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards set forth below:
Alabama
—In addition to the suitability standards set forth above, an investment in us will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in us and our affiliates.
California
—California residents may not invest more than 10% of their liquid net worth in us and must have either (a) a liquid net worth of $350,000 and annual gross income of $65,000 or (b) a liquid net worth of $500,000.
Idaho
—Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth.
Iowa
—Iowa investors must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded
business development companies (“BDCs”) to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities).
Kansas
—The Securities Commissioner of Kansas recommends that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.
Kentucky
—A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.
Maine
—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
Massachusetts
—In addition to the suitability standards set forth above, Massachusetts residents may not invest more than 10% of their liquid net worth in us and in other illiquid direct participation programs.

i

Michigan
—No more than 10% of any Michigan investor’s liquid net worth shall be invested in this offering of securities.
Mississippi
—In addition to the suitability standards set forth above, investors residing in Mississippi may not invest more than 10% of their liquid net worth.
Missouri
—In addition to the suitability standards set forth above, no more than ten percent (10%) of any one (1) Missouri investor’s liquid net worth shall be invested in the securities being registered with the Securities Division.
Nebraska
—In addition to the suitability standards set forth above, Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), are not subject to the foregoing investment concentration limit.
New Jersey
—New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates and other non-publicly-traded
direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.
New Mexico
—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in Common Shares of us, our affiliates and in other non-traded
business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.
North Dakota
—Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us.
Ohio
—It is unsuitable for Ohio residents to invest more than 10% of their liquid net worth in the issuer, affiliates of the issuer and in any other non-traded
BDC. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities.
Oklahoma
—Purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.
Oregon
—In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth in us and our affiliates. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.
Pennsylvania
—Purchasers residing in Pennsylvania may not invest more than 10% of their liquid net worth in us.
Puerto Rico
—Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded
business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.
Tennessee
—Purchasers residing in Tennessee must have a liquid net worth of at least ten times their investment in us.

Vermont
—Accredited investors in Vermont, as defined in 17 C.F.R. §230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited
Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.
You should purchase these securities only if you can afford the complete loss of your investment. The Adviser, those selling shares on our behalf and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in our Common Shares is suitable and appropriate for each investor. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

•	meets the minimum income and net worth standards established in the investor’s state;

•	can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the investor’s overall financial situation, including the risk that the investor may lose its entire investment; and

•	has an apparent understanding of the following:

•	the fundamental risks of the investment;

•	the lack of liquidity of our Common Shares;

•	the background and qualification of our Adviser; and

•	the tax consequences of the investment.
In addition to investors who meet the minimum income and net worth requirements set forth above, our Common Shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.
In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.
Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. Certain states, including Massachusetts, have adopted or may adopt state-level standards that seek to further enhance the broker-dealer standard of conduct to a fiduciary standard for all broker-dealer recommendations made to retail customers in their states. In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts standard requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. In addition to Regulation Best Interest and state fiduciary standards of care, registered investment advisers and registered broker-dealers must provide a brief summary to retail investors. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Among other alternatives, listed BDCs may be reasonable alternatives to an investment in our Common Shares, and may feature characteristics like lower cost, less complexity, and lesser or different risks. Investments in listed securities also often involve nominal or zero commissions at the time of initial purchase. This relationship summary, referred to as Form CRS, is not a prospectus. Investors should refer to this prospectus for detailed information about this offering before deciding to purchase shares. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time.

ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
We will disclose the NAV per share of each class of our Common Shares for each month when available on our website at
www.wealth.amg.com.
Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
The words “we,” “us,” “our” and the “Fund” refer to AMG Comvest Senior Lending Fund, together with Comvest Partners, and its consolidated subsidiaries.
Unless otherwise noted, numerical information relating to Comvest Partners is approximate as of December 31, 2024.
Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.
MULTI-CLASS EXEMPTIVE RELIEF
This prospectus relates to our Class S, Class D, Class I, and Class F shares. The Fund has been granted an exemptive order that permits the Fund to offer multiple classes of its Common Shares (the “Multi-Class Order”).
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements contained in this prospectus (including those relating to current and future market conditions and trends in respect thereof) that are not historical facts are based on current expectations, estimates, projections, opinions and/or beliefs of the Fund, the Adviser and Comvest. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “project”, “seek”, “should”, “target”, “will”, “would” or variations of these words and similar expressions are intended to identify forward-looking statements. The forward-looking statements contained in this prospectus involve risks and uncertainties.
Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We do not undertake any obligation to update or revise any forward-looking statements or any other

v

information contained herein, except as required by applicable law. The safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), which preclude civil liability for certain forward-looking statements, do not apply to the forward-looking statements in this prospectus because we are an investment company.
The following factors are among those that may cause actual results to differ materially from the Fund’s forward-looking statements:

•	the Fund’s future operating results;

•	changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets;

•	lack of sufficient investment opportunities;

•	volatility of leveraged loan markets;

•	risk of borrower default;

•	the restricted nature of investment positions;

•	geo-political conditions, including revolution, insurgency or war, including those arising out of the ongoing conflicts between Russia and Ukraine and in the Middle East;

•	the illiquid nature of our portfolio;

•	interest rate volatility;

•	the Fund’s business prospects and the prospects of the Fund’s prospective portfolio companies;

•	the impact of increased competition;

•	the Fund’s contractual arrangements and relationships with third parties;

•	the dependence of the Fund’s future success on the general economy and its impact on the industries in which the Fund invests;

•	the ability of the Fund’s prospective portfolio companies to achieve their objectives;

•	the relative and absolute performance of the Adviser;

•	the ability of the Adviser and its affiliates to retain talented professionals;

•	the Fund’s expected financings and investments;

•	the Fund’s ability to pay dividends or make distributions;

•	the adequacy of the Fund’s cash resources;

•	the tax status of the enterprises in which the Fund may invest;

•	the impact of future acquisitions and divestitures;

•	the Fund’s regulatory structure and tax status as a BDC and a RIC; and

•	future changes in laws or regulations and conditions in the Fund’s operating areas.

PROSPECTUS SUMMARY
This prospectus summary highlights certain information contained elsewhere in this prospectus and contains a summary of material information that a prospective investor should know before investing in our Common Shares. This is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.

Q:	What is AMG Comvest Senior Lending Fund?

A:
AMG Comvest Senior Lending Fund (“we,” “us,” “our” or the “Fund”) was formed as a Delaware limited partnership on June 28, 2023 under the laws of the State of Delaware. We were initially formed with the name Comvest Credit Partners BDC Fund, L.P., which we changed to AMG Comvest Senior Lending Fund on October 23, 2023. We converted to a Delaware statutory trust on October 24, 2023 (the “BDC Conversion”) after filing with the Securities and Exchange Commission (“SEC”) an election to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We also elected to be treated, and intend to qualify annually thereafter, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). We are a BDC that is externally managed by Comvest Credit Managers, LLC (the “Adviser”) that seeks to target investments primarily structured as senior secured credit facilities and, to a lesser extent, junior credit facilities.

The Fund commenced investment operations on October 18, 2023 and commenced operations on October 24, 2023 as a privately offered BDC. On December 13, 2024, the SEC declared the Fund’s registration statement on Form
N-2
(the “Form
N-2
Registration Statement”) effective. On March 14, 2025, the SEC issued the Fund an exemptive order that permits the Fund to offer multiple classes of its Common Shares (the “Multi-Class Order”). Pursuant to the Form
N-2
Registration Statement and the Multi-Class Order, the Fund is publicly offering on a continuous basis up to $2,000,000,000 of its Class S shares, Class D shares, Class F shares, and Class I shares pursuant to the terms set forth in this prospectus and the subscription agreements the Fund enters into with investors.

Q:	Who are Affiliated Managers Group, Inc. (“AMG”) and Comvest Partners?

A:
AMG (NYSE: AMG) is a strategic partner to leading independent investment management firms globally. AMG’s strategy is to generate long-term value by investing in a diverse array of high-quality independent partner-owned firms, through a proven partnership approach, and allocating resources across AMG’s unique opportunity set to the areas of highest growth and return. Through its distinctive approach, AMG magnifies its Affiliates’ existing advantages and actively supports their independence and ownership culture. As of December 31, 2024, AMG’s aggregate assets under management were approximately $708 billion across a diverse range of private markets, liquid alternative, and differentiated long-only investment strategies.

Comvest Partners is an operationally focused private investment firm that has provided equity and debt capital to well-positioned middle-market companies throughout North America since 2000. Through its private equity, direct lending and special opportunities investment platforms, Comvest offers tailored investment solutions across the capital structure, deep industry and operating knowledge, a collaborative approach, and significant transaction experience as an active investor. As of December 31, 2024, Comvest manages $15.2 billion in assets, and has invested over $16.8 billion since inception.
AMG indirectly holds a minority interest in Comvest.

Q:	What is your investment objective?

A:
Our investment objective is to generate current income and capital appreciation. Our primary focus is to provide risk-adjusted returns and current income to investors by investing primarily in middle market companies with annual earnings generally between $10 million and $100 million before earnings, interest, taxes, depreciation and amortization (“EBITDA”) within a wide range of industries, although the Fund intends to focus on industries in which the Adviser and its affiliates have investing experience and access to operating resources, including but not limited to healthcare, financial services, business & technology services, industrials, consumer products, and franchisors/retail. We may from time to time invest in smaller or larger companies if the opportunity presents attractive investment characteristics and risk-adjusted returns.

Q:	What is your investment strategy and what types of investments do you intend to make?

A:
Under normal circumstances, we invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in senior private credit investments, including, but not limited to, first lien senior and unitranche loans, notes, bonds, and other corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. As described below, to a lesser extent, we may also invest in second lien and subordinated debt. We intend to invest primarily in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. A portion of the Fund’s investments may also be composed of “covenant-lite loans,” although such loans are not expected to comprise a majority of the Fund’s portfolio. We will also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments. To a lesser extent, we may utilize “revolvers” or revolving credit lines which allow borrowers to borrow funds, make re-payments
and subsequently
re-borrow
funds during the term of the revolving loan.

Our investment strategy will also include an allocation to more liquid credit investments such as collateralized loan obligations (“CLOs”), broadly syndicated loans (“BSLs”) and corporate bonds. See “Why do you intend to invest in liquid credit investments in addition to originated loans?” for more information.
Although not expected to be a primary component of our investment strategy, we may also make certain opportunistic investments in instruments other than secured debt with a view to enhancing returns, such as mezzanine debt, payment-in-kind
(“PIK”) notes, convertible debt and other unsecured debt instruments, structured debt that is not secured by financial or other assets, debtor-in-possession
financings and equity in loan portfolios or portfolios of receivables, in each case taking into account availability of leverage for such investments and our target risk/return profile. We may, to a limited extent, invest in junior debt (whether secured or unsecured), including mezzanine loans, as part of our investment strategy and upon approval of each such investment by the Fund’s portfolio management team. We may also invest in preferred equity, or our debt investments may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments.
We expect that the loans within the portfolio will typically be floating rate instruments that often pay current income on a quarterly basis, and we look to generate return from a combination of ongoing interest income, original issue discount, closing payments, commitment fees, prepayments and related fees. We expect most of our debt investments will be unrated. When rated by a nationally recognized statistical ratings organization, our investments will generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investor Service, Inc. or lower than
“BBB-”
by Standard & Poor’s Rating Services). Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

We may enter into interest rate, foreign exchange, and/or other derivative arrangements to hedge against interest rate, currency, and / or other credit related risks through the use of futures, options and forward contracts. These hedging activities will be subject to the applicable legal and regulatory compliance requirements; however, there can be no assurance any hedging strategy employed will be successful. We may also seek to borrow capital in local currency as a means to hedging
non-U.S. dollar
denominated investments.
Our investments are subject to a number of risks. See “Investment Objective and Strategies” and “Risk Factors.”

Q:	What is an originated loan?

A:
An originated loan is a loan where we lend directly to the borrower and hold the loan generally on our own with other Comvest Partners advised funds and accounts and/or third-party investors. This is distinct from a syndicated loan, which is generally originated by a bank and then syndicated, or sold, in several pieces to other investors. Originated loans are generally held until maturity or until they are refinanced by the borrower. Syndicated loans often have liquid markets and can be traded by investors.

Q:	Why do you intend to invest in liquid credit investments in addition to originated loans?

A:
Our investment strategy will also include an allocation to more liquid credit investments such as CLOs, BSLs, and corporate bonds. Our liquid credit instruments may include senior secured loans, senior secured bonds, high yield bonds and structured credit instruments. We may also invest in publicly traded securities of larger corporate issuers on an opportunistic basis when market conditions create compelling potential return opportunities.

We expect the allocation to liquid credit investments within the Fund’s portfolio (i) to provide the Fund with sufficient liquidity in order to meet the Fund’s share repurchase requirements, and (ii) to seek current income and capital appreciation prior to investing subscription proceeds into newly originated loans.

Q:	What is the market opportunity?

A:
Private credit as an asset class has grown considerably since the global financial crisis of 2008, and it is estimated that global commitments to private debt represented more than $1.63 trillion as of 2024.

We expect this growth to continue and, along with the factors outlined below, to provide a robust backdrop to what Comvest Partners believes will be a significant number of attractive investment opportunities aligned to our investment strategy.

•
Senior Secured Loans Offer Attractive Investment Characteristics
. Comvest Partners believes that senior secured loans benefit from their relative priority position, typically sitting as the most senior obligation in an issuer’s capital structure, often with a direct security interest in the issuer’s (or its subsidiaries’) assets. Senior secured loans generally consist of floating rate cash interest coupons that Comvest Partners believes can be an attractive return attribute in a rising interest rate environment. In addition to a current income component, senior secured loans typically include original issue discount, closing payments, commitment fees, SOFR (or similar rate) floors, call protection, and/or prepayment penalties and related fees that are additive components of total return. The relative seniority and security of a senior secured loan, coupled with the privately negotiated nature of direct lending, are helpful mitigants in reducing downside risk. These attributes have contributed to the comparatively strong record of recovery after a default, as senior secured loans have historically demonstrated a higher recovery rate than unsecured parts of an issuer’s capital structure.

1	Source: Preqin, Private Credit Global AUM tracked as of December 2024.

•
Regulatory Actions Continue to Drive Demand towards Private Financing.
The direct lending market has seen notable growth and has become a viable alternative solution for middle market borrowers seeking financing capital. Global regulatory actions that followed the 2008 financial crisis have significantly increased the cost of capital requirements for commercial banks, limiting the willingness of commercial banks to originate and retain illiquid, non-investment
grade credit commitments on their balance sheets, particularly with respect to middle market sized issuers. Instead, many commercial banks have adopted an
“underwrite-and-distribute”
approach, which Comvest Partners believes is often less attractive to corporate borrowers seeking certainty of capital. As a result, commercial banks’ share of the leveraged loan market declined from approximately 71% in 1994 to less than 25% in 2022.

•
Access to the syndicated leveraged loan market has also become challenging for both first time issuers and smaller scale issuers, who previously had access to the capital markets. Issuers of tranche sizes representing less than $500 million account for approximately 5.38% of the new issue market as of December 31, 2024 as compared to approximately 49% in 2000.

Comvest Partners believes that these regulatory actions have caused a shift in the role that commercial banks play in the direct lending market for middle to upper middle market borrowers, creating a void in the financing marketplace. This void has been filled by direct lending platforms which seek to provide borrowers an alternative “originate and retain” solution. In response, corporate borrower behavior has increasingly shifted to a more conscious assessment of the benefits that private capital from strategic financing partners can offer.

•
Volatility in Credit Markets has made Availability of Capital Less Predictable.
Comvest Partners believes that the value of direct lending platforms for borrowers hinges on providing certainty of capital at a fair economic price. Volatility in the credit markets, coupled with changes to the regulatory framework over the past several years, has resulted in an imbalance between the availability of new loans to middle market borrowers and the demand from borrowers requiring capital for acquisitions, capital expenditures, recapitalizations, refinancings and restructurings. Comvest Partners believes that the scarcity of the supply of traditional loan capital relative to the demand has created an environment where direct lenders can often negotiate loans with attractive returns and creditor protections.

Q:	How will you identify investments?

A:
We believe that much of the value Comvest Partners will create for our private investment portfolio will come through the diversity of its sourcing capabilities. We believe that access to individuals with specific industry expertise leads to better, more informed investment decisions. As such, the Adviser will utilize Comvest Partners’ network of operating relationships when practicable in all phases of the investment process–from sourcing a transaction, to performing due diligence, and, when appropriate, assisting in portfolio management. The Adviser will also seek to utilize Comvest Partners’ operating network to help evaluate new investment opportunities and receive insight into these businesses, their management teams, and key industry trends. In addition, Comvest Partners has access to an extensive network of high-quality operating relationships with industry-specific expertise in key industries and markets.

Q:	How will you evaluate and manage investments?

A:
The Adviser takes a proactive approach to portfolio management. All investments are evaluated by the deal team on a continuous basis through regular interaction with portfolio company management teams. In addition, portfolio companies are required to provide ongoing information that is utilized to assess the health and prospects of the business. Each investment is assigned a risk rating that is continually re-evaluated
as

2	Source: S&P LCD Quarterly Leveraged Lending Review 4Q 2024, Primary Investor Market: Banks vs. Non-bank. Data available through 2022 only due to significant decline in loan issuance in 2023.
3	Source: PitchBook LCD US Syndicated Market by Deal Q2 2024.

material events occur. The investment team meets to discuss all portfolio companies on a regular basis, depending on the risk rating for each investment. Borrowers performing within underwriting expectations are evaluated by the entire team at the earlier of (i) a material development in the performance or prospects of the borrower or (ii) monthly when reporting is distributed to the investment team. In addition, quarterly portfolio review meetings are utilized to facilitate a detailed discussion of each portfolio company. Borrowers that are underperforming (or on “Watch”) are discussed during the biweekly oversight meeting. For each investment on Watch, the investment team develops and implements a portfolio management strategy that is approved by the Oversight and Watchlist Committee. The execution of the strategy is tracked and assessed at each Watchlist Committee meeting. The Adviser’s loan-monitoring infrastructure and processes help ensure that Comvest Partners’ investment professionals can take a proactive approach to portfolio management. Upon any material deviation from underwriting expectations, the team will reassess its investment thesis and utilize its rights as a secured creditor to obtain credit enhancements and/or improve its returns across the portfolio.

Q:	How will investments be allocated to the Fund?

A:
Comvest Partners provides investment management services to investment funds and client accounts. Comvest Partners will share any investment and sale opportunities with its other clients and the Fund in accordance with applicable law, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), firm-wide allocation policies, and an exemptive order from the SEC permitting co-investment
activities (as further described below), which generally provide for sharing eligible investments pro rata
among the eligible participating funds and accounts, subject to certain allocation factors.

As a BDC regulated under the 1940 Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which, in certain circumstances, likely may limit the Fund’s ability to make investments or enter into other transactions alongside other clients. On August 2, 2021, the SEC granted Comvest Partners and certain of its affiliated funds (“Affiliated Funds”) an order for exemptive relief (the
“Co-Investment
Order”) that allows such funds to enter into certain negotiated co-investment
transactions alongside other funds managed by Comvest Partners or its Affiliated Funds in a manner consistent with their investment objective, positions, policies, strategies, and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with conditions. Pursuant to the
Co-Investment
Order, the Fund’s board of trustees (the “Board” and each member of the Board, a “Trustee”) may establish objective criteria (“Board Criteria”) clearly defining co-investment
opportunities in which the Fund will have the opportunity to participate with other public or private Comvest Partners funds that target similar assets. If an investment falls within the Board Criteria, Comvest Partners must offer an opportunity for the Fund to participate. The Fund may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Fund (
e.g.
, based on investment strategy). The
co-investment
would generally be allocated to us and the other Comvest Partners funds that target similar assets pro rata
based on available capital in the asset class being allocated. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly Board meeting.

Q:	Will the Fund use leverage?

A:
Yes, we intend to use leverage to seek to enhance our returns. Our leverage levels will vary over time in response to general market conditions, the size and compositions of our investment portfolio and the views of our Adviser and Board. We expect that our debt to equity ratio will generally range between 1.0x and 1.5x. While our leverage employed may be greater or less than these levels from time to time, it will never exceed the limitations set forth in the 1940 Act, which currently allows us to borrow up to a 2:1 debt to equity ratio.

Our leverage may take the form of revolving or term loans from financial institutions, secured or unsecured bonds, securitization of portions of our investment portfolio via collateralized loan obligations or preferred shares. When determining whether to borrow money and assessing the various borrowing structure alternatives, we analyze the maturity, rate structure and covenant package of the proposed borrowings in the context of our investment portfolio, pre-existing
borrowings and market outlook.
The use of leverage magnifies returns, including losses. See “Risk Factors
—Risks associated with leverage
.”

Q:	What is a BDC?

A:
Congress created the business development company, or BDC, through the Small Business Investment Incentive Act of 1980 to facilitate capital investment in small and middle market companies.
Closed-end
investment companies organized in the U.S. that elect to be treated as BDCs under the 1940 Act are subject to specific provisions of the law, most notably that at least 70% of their total assets must be “qualifying assets.” Qualifying assets are generally defined as privately offered debt or equity securities of U.S. private companies or U.S. publicly traded companies with market capitalizations less than $250 million.

BDCs may be exchange-traded, public
non-traded,
or private placements. They can be internally or externally managed. BDCs typically elect to be treated as “regulated investment companies” for U.S. federal income tax purposes, which are generally not subject to entity level taxes on distributed income. See “Investment Objective and Strategies—Regulation as a BDC.”

Q:	What is a non-exchange traded, perpetual-life BDC?

A:
A
non-exchange
traded BDC’s shares are not listed for trading on a stock exchange or other securities market. The term “perpetual-life” is used to differentiate our structure from other BDCs who have a finite offering period and/or have a predefined time period to pursue a liquidity event or to wind down the fund. In contrast, in a perpetual-life BDC structure like ours, we expect to offer shares of beneficial interest (“Common Shares”) continuously at a price equal the monthly net asset value (“NAV”) per share and we have an indefinite duration, with no obligation to effect a liquidity event at any time. We generally intend to offer our common shareholders an opportunity to have their shares repurchased on a quarterly basis, subject to an aggregate cap of 5% of shares outstanding (by number of shares). However, the determination to repurchase shares in any given quarter is solely at the Board’s discretion, so investors may not always have access to liquidity when they desire it. See “Risk Factors.”

Q:	How will an investment in the Fund differ from an investment in a listed or exchange-traded BDC or private BDC with a finite life?

A:	An investment in our Common Shares differs from an investment in a listed or exchange traded BDC in several ways, including:

•
Pricing.
Following our initial public offering, the value at which our new Common Shares may be offered, or our Common Shares may be repurchased, will be equal to our monthly NAV per share. In contrast, shares of listed BDCs are priced by the trading market, which can be influenced by a variety of factors, including many that are not directly related to the underlying value of an entity’s assets and liabilities. The prices of listed BDCs are often higher or lower than the BDC’s NAV per share and can be subject to volatility, particularly during periods of market stress.

•
Liquidity
. An investment in our Common Shares has limited or no liquidity beyond our share repurchase program, and our share repurchase program can be modified, suspended or terminated at the Board’s discretion. In contrast, a listed BDC is a liquid investment, as shares can be sold on the exchange at any time the exchange is open.

•
Oversight
. Both listed BDCs and
non-traded
BDCs are subject to the requirements of the 1940 Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unlike the offering of a listed BDC, the Fund’s offering will be registered in every state in which we are offering and selling shares. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed BDC. For example, our Amended and Restated Declaration of Trust (as may be further amended and restated from time to time, the “Declaration of Trust”) limits the fees we can pay to the Adviser. A listed BDC is subject to the governance requirements of the exchange on which its shares are traded, including requirements relating to its board, audit committee, independent trustee oversight of executive compensation and the trustee nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals and voting rights. Although we expect to follow many of these same governance guidelines, there is no requirement that we do so.

•	Some listed BDCs are self-managed, whereas our investment operations are managed by the Adviser.

•
Listed BDCs may be reasonable alternatives to the Fund, and may be less costly and less complex with fewer and/or different risks than we have. Such listed BDCs will likely have historical performance that investors can evaluate and transactions involving listed securities often involve nominal or no commissions.

An investment in our Common Shares differs from an investment in a BDC offered through private placements, some of which are internally managed, in several ways, including:

•
Eligible Investors.
Our Common Shares may be purchased by any investor who meets the minimum suitability requirements described under “Suitability Standards” in this prospectus. While the standard varies by state, it generally requires that a potential investor has either (i) both net worth and annual net income of $70,000, or (ii) net worth of at least $250,000 (for this purpose, net worth does not include an investor’s home, home furnishings and personal automobiles). In contrast, privately placed BDCs are generally only sold to investors that qualify as either an “accredited investor” as defined under Regulation D under the Securities Act, or as a “qualified purchaser” as defined under the 1940 Act.

•
Investment funding
. Purchases of our Common Shares must be fully funded at the time of subscription. In contrast, investors typically make an upfront commitment in the context of a privately placed BDC and their capital is subsequently called over time as investments are made.

•
Investment period
. We have a perpetual life and may continue to take in new capital on a continuous basis at a value generally equal to our NAV per share. We will be continually originating new investments to the extent we raise additional capital. We will also be regularly recycling capital from our existing investors into new investments. In contrast, privately placed BDCs generally have a finite offering period and an associated designated time period for investment. In addition, many privately placed BDCs have either a finite life or time period by which a liquidity event must occur or fund operations must be wound down, which may limit the ability of the fund to recycle investments.

Q:	For whom may an investment in the Fund be appropriate?

A:	An investment in our Common Shares may be appropriate for you if you:

•
meet the minimum suitability requirements described under “Suitability Standards” above, which generally require that a potential investor has either (i) both net worth and annual net income of $70,000 or (ii) net worth of at least $250,000;

•	seek to allocate a portion of your financial assets to a direct investment vehicle with an income-oriented portfolio of primarily U.S. credit investments;

•	seek to receive current income through regular distribution payments while obtaining the potential benefit of long-term capital appreciation; and

•	can hold your shares as a long-term investment without the need for near-term or rapid liquidity.

We cannot assure you that an investment in our Common Shares will allow you to realize any of these objectives. An investment in our Common Shares is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to offer to repurchase any of our Common Shares in any particular quarter. See “Share Repurchase Program.”

Q:	Will Comvest Partners and AMG be investing in the Fund?

A:
Yes, Comvest Partners, AMG, and their affiliates and employees have indirectly invested approximately $41.5 million in the Fund through one or more private placement transactions. In addition, officers and employees of Comvest Partners, AMG, and their affiliates may also purchase our Common Shares.

Q:	Is there any minimum investment required?

A:
Yes, to purchase Class S, Class D or Class F shares in this offering, you must make a minimum initial investment in our Common Shares of $2,500. To purchase Class I shares in this offering, you must make a minimum initial investment of $10,000. All subsequent purchases of Class S, Class D, Class I or Class F shares, except for those made under our dividend reinvestment plan (the “Dividend Reinvestment Plan”), are subject to a minimum investment size of $500 per transaction. The Fund, in the sole discretion of the Adviser or the Administrator, may also aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.

Q:	How will the Fund’s value be established?

A:
The Fund shall value its investments in accordance with valuation procedures approved by the Board (the “Valuation Policy”). In accordance with Rule
2a-5
under the 1940 Act, the Board has designated the Adviser as the Fund’s “Valuation Designee”. A readily available market value is not expected to exist for most of the investments in the Fund’s portfolio, and the Fund values these portfolio investments at fair value as determined in good faith by the Valuation Designee. The types of factors that the Valuation Designee may take into account in determining the fair value of the Fund’s investments generally include, as appropriate, comparisons of financial ratios portfolio company to peer companies that are public, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, and other relevant factors. Investments for which market quotations are readily available may be priced by independent pricing services. The Fund has retained an external, independent valuation firm to provide data and valuation analyses on the Fund’s portfolio companies.

The NAV per share of a class of our outstanding shares of Common Shares will be determined by dividing the NAV of that share class by the total number of shares outstanding in that class as of the date of determination. The NAV per share of each share class will vary due to, among other things, differences in the amount of servicing fees carried by each class and the number of shares outstanding in each class. See “Determination of Net Asset Value.”

Q:	How can I purchase Common Shares?

A:
Subscriptions to purchase shares of our Common Shares may be made on an ongoing basis and investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first business day of each month. A subscription must be received in good order at least five business days prior to the first business day of the month (unless waived by the Managing Dealer) and include the full subscription funding amount to be accepted.

A shareholder will not know our NAV per share applicable on the effective date of the share purchase. However, the NAV per share applicable to a purchase of shares will generally be available within 20 business days after the effective date of the share purchase. At that time, the actual number of shares purchased based on the shareholder’s subscription amount will be determined, and the shares will be credited to the shareholder’s account as of the effective date of the share purchase. Confirmation of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable, but no later than seven business days after our NAV is determined.
Investors, in determining which class of shares to purchase, should consider any ongoing account-based fees payable to outside financial service providers that may apply to shares held in fee-based
accounts, as well as the total length of time that the investor will hold the shares.
See “How to Subscribe” for more details.

Q:	When will my subscription be accepted?

A:	Completed subscription requests will not be accepted by us any earlier than the first day of each month.

Q:	Can I withdraw a subscription to purchase Common Shares once I have made it?

A:
Yes, you may withdraw a subscription until the business day prior to the first day of each month. You may withdraw your purchase request by notifying Ultimus Fund Solutions, LLC, (the “Transfer Agent”) in writing, or through your financial intermediary.

Q:	What is the per share purchase price of Common Shares?

A:
Shares of the Fund will be sold at
the-then
current NAV per share, provided that the Fund may set the subscription price per share above the then-calculated NAV per share based on a variety of factors, including to allocate the total amount of the Fund’s organizational and other expenses to new subscribers.

Q:	When will the NAV per share be available?

A:
We will report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.

For example, if you are subscribing on December 1, your subscription must be submitted at least five business days prior to December 1. The purchase price for your shares will be the NAV per share determined as of November 30. The NAV per share as of November 30 will generally be available within 20 business days from November 30.

Q:	Can I invest through my Individual Retirement Account (“IRA”), Simplified Employee Pension Plan (“SEP”) or other after-tax deferred account?

A:
Yes, if you meet the suitability standards described under “Suitability Standards” above, you may invest via an IRA, SEP or other after-tax
deferred account. If you would like to invest through one of these account types, you should contact your custodian, trustee or other authorized person for the account to subscribe. They will process the subscription and forward it to us, and we will send the confirmation and notice of our acceptance back to them.

Please be aware that in purchasing shares, custodians or directors of, or any other person providing advice to, employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee

Retirement Income Security Act of 1974, as amended (“ERISA”), or other applicable laws. These additional fiduciary duties may require the custodian, trustee, director, or any other person providing investment advice to employee pension benefit plans or IRAs to provide information about the services provided and fees received, separate and apart from the disclosures in this prospectus. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

Q:	How often will the Fund pay distributions?

A:
We declared distributions on a quarterly basis beginning in December 2023 through December 2024 and began declaring distributions on a monthly basis beginning in January 2025. We intend to pay regular monthly dividends. Any distributions we make will be at the discretion of our Board, who will consider, among other things, our earnings, cash flow, capital needs and general financial condition, as well as our desire to comply with the RIC requirements, which generally require us to make aggregate annual distributions to our shareholders of at least 90% of our net investment income. As a result, our distribution rates and payment frequency may vary from time to time and there is no assurance we will pay distributions in any particular amount, if at all. See “Description of our Common Shares” and “Certain U.S. Federal Income Tax Considerations.”

The per share amount of distributions on any Class S, Class D, Class I and Class F shares will generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class.

Q:	Can I reinvest distributions in the Fund?

A:
Yes, we have adopted a distribution reinvestment plan whereby shareholders, at the time of completing their subscription agreement, must select whether to receive their distributions in cash or automatically reinvest such distributions in additional Common Shares of the same class of our Common Shares to which the distribution relates. Any shareholder that subsequently opts-out
of receiving their distributions in additional Common Shares must notify the Fund at least five business days prior to the distribution date fixed by the Board to receive such distribution in cash. If such notice is received by the Fund less than five business days prior to the relevant distribution date, then that dividend will be paid in the form of Common Shares and any subsequent dividends will be paid in cash. The purchase price for Common Shares purchased under our Dividend Reinvestment Plan will be equal to the then current NAV per share of the relevant class of Common Shares. Shareholders will not pay transaction related charges when purchasing Common Shares under our Dividend Reinvestment Plan, but any outstanding Class S, Class D and Class F shares, including those purchased under our Dividend Reinvestment Plan, will be subject to ongoing servicing fees. See “Description of Our Common Shares” and “Dividend Reinvestment Plan.”

Q:	How can I change my distribution reinvestment plan election?

A:
Participants may terminate their participation in the distribution reinvestment plan or shareholders may elect to participate in our Dividend Reinvestment Plan with five business days’ prior written notice by contacting our Transfer Agent.

Q:	How will distributions be taxed?

A:
We have elected to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under the Code. A RIC is generally not subject to U.S. federal corporate income taxes on the net taxable income that it currently distributes to its shareholders.

Distributions of ordinary income and of net short-term capital gains, if any, will generally be taxable to U.S. shareholders as ordinary income to the extent such distributions are paid out of our current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our Common Shares. A distribution of an amount in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Distributions paid by us will generally not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate
shareholders.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional shares pursuant to our Dividend Reinvestment Plan. Shareholders receiving distributions in the form of additional shares will generally be treated as receiving a distribution in the amount of the fair market value of the distributed shares. The additional shares received by a shareholder pursuant to our Dividend Reinvestment Plan will have a new holding period commencing on the day following the day on which the Shares were credited to the shareholder’s account.
Because each investor’s tax position is different, you should consult with your tax advisor on the tax consequences to you of investing in the Fund. In particular,
non-U.S. investors
should consult their tax advisors regarding potential withholding taxes on distributions that they receive. See “Certain U.S. Federal Income Tax Considerations.”

Q:	Can I sell, transfer or otherwise liquidate my shares post purchase?

A:
The purchase of our Common Shares is intended to be a long-term investment. We do not intend to list our Common Shares on a national securities exchange, and do not expect a public market to develop for our Common Shares in the foreseeable future. We also do not intend to complete a liquidity event within any specific period, and there can be no assurance that we will ever complete a liquidity event. We do intend to conduct quarterly share repurchase offers in accordance with the 1940 Act to provide limited liquidity to our shareholders. Our share repurchase program will be the only liquidity initiative that we offer to our shareholders.

Because of the lack of a trading market for our Common Shares, you may not be able to sell your Common Shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.
Our Common Shares are freely transferable, except where a transfer is restricted by federal and state securities laws or by contract. We will generally not charge you to facilitate transfers of your shares, other than for necessary and reasonable costs actually incurred by us.

Q:	Can I request that my Common Shares be repurchased?

A:
Yes, subject to the discretion of the Board, we have commenced a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their Common Shares. Our Board may amend, suspend or terminate the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of our share repurchase program, our Board will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our Board is not required to authorize the recommencement of our share repurchase program within any specified period of time. Our Board may also determine to terminate our share repurchase program if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their Common Shares, such as a sale or merger of the Fund or listing of our Common Shares on a national securities exchange.
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we intend to limit the number of shares to be repurchased to no more than 5% of our outstanding Common Shares (by number of shares) as of the last day of the immediately preceding quarter. In the event the number of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.
Most of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our Common Shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all. See “Share Repurchase Program.”

Q:	What fees do you pay to the Adviser?

A:
We have entered into an advisory agreement between us and the Adviser (the “Advisory Agreement”). Pursuant to the Advisory Agreement, the Adviser is responsible for, among other things, identifying investment opportunities, monitoring our investments and determining the composition of our portfolio. We pay the Adviser a fee for its services under the Advisory Agreement consisting of two components: a management fee and an incentive fee.

•
The management fee is payable quarterly in arrears at an annual rate of 1.25% of the value of the Fund’s net assets as of the beginning of the first calendar day of the applicable quarter adjusted for any share issuances or repurchases during the applicable quarter. Net assets means the Fund’s total assets less the carrying value of the Fund’s liabilities, determined on a consolidated basis in accordance with GAAP.

•	The incentive fee will consist of two components as follows:

•
The first part of the incentive fee is based on income, whereby we will pay the Adviser quarterly in arrears 12.5% of its
Pre-Incentive
Fee Net Investment Income Returns (as defined below), attributable to each class of the Fund’s Common Shares, for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.

“Pre-Incentive
Fee Net Investment Income Returns” means dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up
fees, as well as prepayments premiums, but excluding fees for providing managerial assistance and fees earned by the Adviser or an affiliate in its capacity as an administrative agent, syndication agent, collateral agent, loan servicer or other similar capacity) accrued during the month, minus operating expenses for the month (including the management fee, taxes, any expenses payable under the Advisory Agreement and an administration agreement with our administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred stock, but excluding incentive fees and shareholder servicing and/or distribution fees).
Pre-Incentive
Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon
securities), accrued income that we have not yet received in cash.
Pre-Incentive
Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from
Pre-Incentive
Fee Net Investment Income Returns.

•
The second part of the incentive fee is based on realized capital gains, whereby we will pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains, attributable to each class of the Fund’s Common Shares, from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

For purposes of computing the Fund’s incentive fee on income and the incentive fee on capital gains, the calculation methodology will look through derivative financial instruments or swaps as if we owned the reference assets directly.
See “Advisory Agreement.”

Q:	What fees do you pay to the Administrator and the Sub-Administrator?

A:
We have entered into an administration agreement (the “Administration Agreement”) with AMG Funds LLC, a Delaware limited liability company (the “Administrator”), under which the Administrator performs or oversees the performance of certain administrative services for us, including:

•	Supervision of the third-party service providers, including the custodian, accountants, attorneys, and other parties performing services for or on our behalf;

•	The provision of administrative personnel, office space, office equipment, utilities, and other facilities necessary for our administration;

•	The calculation of our NAV;

•
Maintaining and preserving all accounts, books, financial records and other financial documents as required by us including maintenance of the general ledger, recording and verification of income, expense accruals and our capital gains and losses;

•
Accounting relating to us and our transactions for securities and investments, including but not limited to, loans, bonds, and other credit instruments that are issued in private offerings and related equity interests such as warrants or options issued as additional consideration in such transactions.

•	Provide trade settlement support, including failed trade resolution and cash and security reconciliation;

•	Assist in the preparation of registration statements, financial statements, any proxy statements and other statements or filings as may reasonably be requested;

•	Monitor cash positions, and provide projected cash balances, and monitor and process income and reconcile with custodian;

•	Calculate the yield, expense ratio, and other such financial and portfolio information as may be requested by us;

•	Determine portfolio distributions, if any, and the tax characterization of such distributions;

•	Maintenance of security reference data used by fund accounting; and

•
In conjunction with our custodian, receiving information and keeping records about all domestic and foreign corporate actions, including, but not limited to, cash and stock distributions or dividends, stock splits and reverse stock splits, taken by companies whose securities are held by us and transactions involving foreign currencies.

The Administrator may also provide on our behalf managerial assistance to our portfolio companies. Under the Administration Agreement, the Fund pays the Administration Fee (as defined herein) calculated and payable monthly in arrears in an amount equal to 0.25% per annum of the Fund’s total net assets.
We also have entered into a
sub-administration
agreement with U.S. Bancorp Fund Services, LLC (in such capacity, the
“Sub-Administrator”)
under which the
Sub-Administrator
provides various accounting and other administrative services with respect to the Fund. The Fund pays the
Sub-Administrator
fees for its
sub-administrative
services under the
sub-administration
agreement. The Fund reimburses the
Sub-Administrator
for all reasonable expenses. To the extent that the
Sub-Administrator
outsources any of its functions, the
Sub-Administrator
pays any compensation associated with such functions.

Q:	How will I be kept up to date about how my investment is doing?

A:	We and/or your financial advisor, participating broker or financial intermediary, as applicable, will provide you with periodic updates on the performance of your investment with us, including:

•	three quarterly financial reports and an annual report;

•	quarterly investor statements;

•
in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”)
Form 1099-DIV
or IRS
Form 1099-B,
if required, and, in the case of
non-U.S. shareholders,
an annual IRS
Form 1042-S;
and

•	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs).
Depending on legal requirements, we may post this information on our website,
www.wealth.amg.com,
, when available, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov. Our monthly NAV per share will be posted on our website promptly after it has become available (in all cases prior to the twentieth business day of the following month).

Q:	What type of tax reporting will I receive on the Fund, and when will I receive it?

A:
As promptly as possible after the end of each calendar year, we intend to send to each of our U.S. shareholders an annual IRS Form
1099-DIV
or IRS Form
1099-B,
if required, and, in the case of
non-U.S.
shareholders, an annual IRS Form
1042-S.

Q:	What are the tax implications for non-U.S. investors in the Fund?

A:
Because we are a corporation for U.S. federal income tax purposes, a
non-U.S.
investor in the Fund will generally not be treated as engaged in a trade or business in the U.S. solely as a result of investing in the Fund.

Subject to the exceptions described below, dividends paid to a
non-U.S. investor
in the Fund will generally be subject to a U.S. tax of 30% (or lower treaty rate), which will generally be withheld from such dividends. However, dividends paid by the Fund that are “interest-related dividends”, “capital gain dividends” or “short-term capital gain dividends” will generally be exempt from such withholding tax to the extent we properly report such dividends to shareholders. For these purposes, interest-related dividends, capital gain dividends and short-term capital gain dividends generally represent distributions of certain U.S.-source interest or capital gains that would not have been subject to U.S. federal withholding tax at source if received directly by a
non-U.S. investor,
and that satisfy certain other requirements. Notwithstanding the above, the Fund may be required to withhold from dividends that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the
non-U.S. investor
certifies its status under penalties of perjury or otherwise establishes an exemption. There can be no assurance as to whether any of the Fund’s distributions will be eligible for an exemption from withholding of U.S. federal income tax or, as to whether any of the Fund’s distributions that are eligible, will be reported as such by us.
A
non-U.S. investor
is generally exempt from U.S. federal income tax on capital gain dividends and any gains realized upon the sale or exchange of shares in the Fund.
This section assumes that income from the Fund is not “effectively connected” with a U.S. trade or business carried on by a
non-U.S. investor.
Non-U.S. investors,
and in particular,
non-U.S. investors
who are engaged in a U.S. trade or business, should consult with their tax advisors on the consequences to them of investing in the Fund. See “Certain U.S. Federal Income Tax Considerations.”

Q:	What are the tax implications for non-taxable U.S. investors in the Fund?

A:
Because we are a corporation for U.S. federal income tax purposes, U.S.
tax-exempt
investors in the Fund will generally not derive “unrelated business taxable income” for U.S. federal income tax purposes (“UBTI”) solely as a result of their investment in the Fund. A U.S.
tax-exempt
investor, however, may derive UBTI from its investment in the Fund if the investor incurs indebtedness in connection with its purchase of shares in the Fund.
Tax-exempt
investors should consult their tax advisors with respect to the consequences of investing in the Fund.

Q:	What is the difference among the four classes of Common Shares?

A:
The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees, with Class S, Class D and Class F shares subject to ongoing and shareholder servicing and/or distribution fee of 0.85%, 0.25% and 0.50%, respectively. Class I shares are not subject to a shareholder servicing and/or distribution fee. In addition, although no upfront sales loads will be paid with respect to Class S shares, Class D shares, Class I shares, or Class F shares, if you buy Class S shares, Class D shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 1.5% cap on NAV for Class D shares, and a 2.0% cap on NAV for Class F shares. See “Description of Our Common Shares” and “Plan of Distribution” in this prospectus for a discussion of the differences between our Class S, Class D, Class I, and Class F shares.

Assuming a constant March 31, 2025 NAV per share of $25.43, we expect that a one-time
investment in 393.24 shares of each class of our Common Shares (representing an aggregate NAV of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fees	Total Over Five Years
Class S	$85	$425
Class D	$25	$125
Class F	$50	$250
Class I	$0	$0

Class S shares are available through brokerage and transaction-based accounts. Class D and Class F shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class D and Class F shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D and Class F shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S, Class D or Class F shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s Common Shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.
If you are eligible to purchase all four classes of Common Shares, you should be aware that Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.

Q:	Are there ERISA considerations in connection with investing in the Fund?

A:
We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under the ERISA, and certain U.S. Department of Labor regulations promulgated thereunder, as modified by Section 3(42) of ERISA (the “Plan Assets Regulation”). In this regard, generally, we intend to take one of the following approaches: (1) in the event that each class of Common Shares is considered a “publicly-offered security” within the meaning of the Plan Assets Regulation (“Publicly-Offered Security”), we will not limit “benefit plan investors” from investing in the Common Shares; (2) in the event one or more classes of Common Shares does not constitute a Publicly-Offered Security, (a) we will limit investment in each class of Common Shares by “benefit plan investors” to less than 25% of the total value of each class of our Common Shares, within the meaning of the Plan Assets Regulation (including any class that constitutes a Publicly-Offered Security), or (b) we will prohibit “benefit plan investors” from owning any class of Common Shares that does not constitute a Publicly-Offered Security.

In addition, each prospective investor that is, or is acting on behalf of any individual retirement account, employee benefit plan, or similar plan or account that is subject to ERISA, Section 4975 of the Code or the provisions of any other federal, state, local,
non-U.S. or
other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”) or any entity whose underlying assets are considered to include the foregoing (each a “Plan”), must independently determine that our Common Shares are an appropriate investment for the Plan, taking into account its obligations under ERISA, the Code and applicable Similar Laws, and the facts and circumstances of each investing Plan.
Prospective investors should carefully review the matters discussed under “
Certain ERISA Considerations
” and should consult with their own advisers as to the implications under ERISA, Section 4975 of the Code and any applicable Similar Law of making an investment in the Fund.

Q:	What is the role of the Fund’s Board?

A:
We operate under the direction of our Board, the members of which are accountable to us and our shareholders as fiduciaries. We have four Trustees, three of whom have been determined to be independent of us, Comvest Partners, AMG, and their affiliates (“Independent Trustees”). Our Independent Trustees are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act. The Independent Trustees are responsible for, among other things, reviewing the performance of the Adviser, approving the compensation paid to the Adviser and its affiliates, oversight of the valuation process used to establish the Fund’s NAV and oversight of the investment allocation process to the Fund. The names and biographical information of our Trustees are provided under “Management of the Fund—Trustees and Executive Officers.”

Q:	Are there any risks involved in buying our Common Shares?

A:
Investing in our Common Shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objective and, therefore, you should purchase our Common Shares only if you can afford a complete loss of your investment. An investment in our Common Shares involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in our Common Shares include those listed below:

•	We have limited operating history and there is no assurance that we will achieve our investment objective.

•	An investment in our Common Shares may not be appropriate for all investors and is not designed to be a complete investment program.

•	This is a “blind pool” offering and thus you will not have the opportunity to evaluate our investments before we make them.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our Common Shares on any securities exchange, and we do not expect a secondary market in our Common Shares to develop prior to any listing.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•
We have commenced a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•
We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, or return of capital, and we have no limits on the amounts we may pay from such sources. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing a shareholder’s tax basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price.

•
Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

•	We expect to use leverage, which will magnify the potential for loss on amounts invested in us. See “ Risk Factors—Risks associated with leverage. ”

•
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

•
We intend to invest primarily in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Q:	Do you currently own any investments?

A:	Yes. Please see the financial statements included herein and our periodic reports under the Exchange Act for information on our investments.

Q:	What is a “best efforts” offering?

A:
Our Common Shares are offered on a “best efforts” basis. A “best efforts” offering means the Managing Dealer and the participating brokers are only required to use their best efforts to sell the Common Shares. When Common Shares are offered to the public on a “best efforts” basis, no underwriter, broker or other person has a firm commitment or obligation to purchase any of the Common Shares. Therefore, we cannot guarantee that any minimum number of Common Shares will be sold.

Q:	What is the expected term of this offering?

A:
We have registered $2,000,000,000 in Common Shares. It is our intent, however, to conduct a continuous offering for an extended period of time, by filing for additional offerings of our Common Shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.

Q:	What is a regulated investment company, or RIC?

A:	We elected to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under the Code.

In general, a RIC is a company that:

•	is a BDC or registered investment company that combines the capital of many investors to acquire securities;

•	offers the benefits of a securities portfolio under professional management;

•	satisfies various requirements of the Code, including an asset diversification requirement; and

•
is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation.

Q:	What are the offering and servicing costs?

A:
No upfront sales load will be paid with respect to Class S shares, Class D shares, Class I shares, or Class F shares; however, if you buy Class S shares, Class D shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 1.5% cap on NAV for Class D shares, and a 2.0% cap on NAV for Class F shares. Please consult your selling agent for additional information.

Subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation, we will pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares, in each case, payable monthly, (b) for Class D shares, a shareholder servicing and/ or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, and (c) for Class F shares, a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class F shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The shareholder servicing and/or distribution fees will be payable to the Managing Dealer, but the Managing Dealer anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which Common Shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Estimated Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.
The Adviser or Administrator may pay in advance all of our organizational and offering expenses on our behalf. Pursuant to the amended and restated expense limitation and reimbursement agreement we have entered into with the Adviser and the Administrator (the “Second Amended and Restated Expense Limitation and Reimbursement Agreement”), the Adviser and Administrator are obligated to pay, absorb, or reimburse all of our Operating Expenses (as defined below) (x) above 1.25% of the value of the Fund’s quarterly net assets as of the beginning of the first calendar day of the applicable quarter adjusted for any share issuances or repurchases during the applicable quarter during the period of time that the Fund operated as a privately offered, non-traded
BDC and (y) above 1.25% of the value of the Fund’s monthly net assets as of the beginning of the first calendar day of the applicable month adjusted for any share issuances or repurchases during the applicable month during the period of time that the Fund operates as a publicly-offered, non-traded
BDC. We will be obligated to reimburse the Adviser and the Administrator for such expenses only if certain conditions are met. For purposes hereof, “Operating Expenses” means all of the Fund’s operating costs and expenses incurred, including but not limited to, organization and offering costs and legal, administration, accounting, printing, mailing, subscription processing and filing fees and expenses, as determined in accordance with generally accepted accounting principles for investment companies. Operating Expenses shall not include any fees payable to the Adviser by the Fund under the Advisory Agreement, interest expenses and other financing costs, portfolio transaction and other investment-related costs, shareholder servicing and/or distribution fees, taxes, acquired fund fees and expenses, and any other extraordinary expenses not incurred in the ordinary course of the Fund’s business (including, without limitation, litigation expenses).

Q:	What are our policies related to conflicts of interests with the Adviser, Comvest Partners, AMG and their affiliates?

A:
The Fund’s executive officers and Trustees, as well as the current or future members of the Adviser, serve or may serve as officers, trustees/directors or principals of entities that operate in the same or a related line of business as the Fund or of investment funds managed by Comvest Partners or AMG or their affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the Fund’s and the shareholders’ best interests. We, the Adviser, Comvest Partners, AMG, and our respective direct or indirect members, partners, officers, Trustees, employees, agents and affiliates may be subject to certain potential conflicts of interest in connection with our activities and investments. For example, the terms of the Adviser’s management fees may create an incentive for the Adviser to approve and cause us to make more speculative investments than we would otherwise make in the absence of such fee structure.

The Adviser, Comvest Partners, AMG and their affiliates may also manage other funds in the future that may have investment mandates that are similar, in whole and in part, to our investment mandates. The Adviser, Comvest Partners, AMG and their affiliates may determine that an investment is appropriate for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, the Adviser, Comvest Partners, AMG or their affiliates may determine that we should invest side-by-side
with one or more other funds. Any such investments will be made only to the extent permitted by applicable law and interpretive positions of the SEC and its staff, and consistent with the Adviser’s allocation procedures. The
Co-Investment
Order allows Comvest Partners and certain of its Affiliated Funds to enter into certain negotiated co-investment
transactions alongside other funds managed by Comvest Partners or its Affiliated Funds in a manner consistent with their investment objective, positions, policies, strategies, and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with conditions. Pursuant to such order, the Fund’s Board may establish Board Criteria clearly defining co-investment
opportunities in which the Fund will have the opportunity to participate with other public or private Comvest Partners funds that target similar assets. If an investment falls within the Board Criteria, Comvest Partners must offer an opportunity for the Fund to participate. The Fund may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Fund (
e.g.
, based on investment strategy). The
co-investment
would generally be allocated to us and the other Comvest Partners funds that target similar assets pro rata
based on available capital in the asset class being allocated. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.
The Fund has entered into a royalty-free trademark license agreement with the Adviser (the “Comvest Trademark License Agreement”), pursuant to which the Adviser has agreed to grant the Fund a non-exclusive,
royalty-free license to use the marks “Comvest” and “Comvest Credit,” and any derivative thereof, in connection with the investment management, investment consultation and investment advisory services that the Adviser provides to the Fund. Under the Comvest Trademark License Agreement, subject to certain conditions, the Fund has a right to use “Comvest” and “Comvest Credit” and any derivative thereof for so long as the Adviser or one of its affiliates remains the Fund’s investment adviser.
The Fund has also entered into a royalty-free trademark license agreement with AMG (the “AMG Trademark License Agreement”), pursuant to which Affiliated Managers Group, Inc. has agreed to grant the Fund a non-exclusive,
royalty-free license to use the marks “Affiliated Managers Group,” “AMG” and any derivative thereof, in connection with the administrative and distribution services that Affiliated Managers Group, Inc. provides to the Fund. Under the AMG Trademark License Agreement, subject to certain conditions, the Fund has a right to use “Affiliated Managers Group” and “AMG” and any derivative thereof for so long as Affiliated Managers Group, Inc. or one of its affiliates remains the Fund’s administrator.
The Fund has adopted certain policies and procedures to manage conflicts of interest, including a code of ethics. Additionally, we have delegated our proxy voting responsibility to the Adviser, which has adopted certain proxy voting policies and procedures.
See “
Conflicts of Interest
” for additional information about conflicts of interest that could impact the Fund.

Q:	What is the impact of being an “emerging growth company”?

A:
We are an “emerging growth company,” as defined by the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

•
submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding
shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding
shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•
disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.
We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible
debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule
12b-2
under the Exchange Act.
We do not believe that being an emerging growth company will have a significant impact on our business or this offering. We have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under
Section 12b-2
of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy sta tem
ents and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.

Q:	Who can help answer my questions?

A:	If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial advisor or our Transfer Agent.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in shares will bear, directly or indirectly. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown.

	Class S shares	Class D shares	Class F shares	Class I shares
Shareholder transaction expense (fees paid directly from your investment)
Maximum sales load (1)	—%	—%	—%	—%
Maximum Early Repurchase Deduction (2)	2.0%	2.0%	2.0%	2.0%

Annual expenses (as a percentage of net assets attributable to our Common Shares) (3)
Base management fees (4)	1.25%	1.25%	1.25%	1.25%
Incentive fees (5)	—%	—%	—%	—%
Administration fees (6)	0.25%	0.25%	0.25%	0.25%
Shareholder servicing and/or distribution fees (7)	0.85%	0.25%	0.50%	—%
Interest payment on borrowed funds (8)	7.45%	7.45%	7.45%	7.45%
Acquired fund fees and expenses	0.02%	0.02%	0.02%	0.02%
Other expenses (9)	0.22%	0.22%	0.22%	0.22%
Total annual expenses	10.04%	9.44%	9.69%	9.19%
Less: Expense reductions (9)	0.50%	0.50%	0.50%	0.50%
Net annual expenses	9.54%	8.94%	9.19%	8.69%

(1)
No upfront sales load will be paid with respect to Class S shares, Class D shares, Class I shares, or Class F shares; however, if you buy Class S shares, Class D shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 1.5% cap on NAV for Class D shares and a 2.0% cap on NAV for Class F shares. Please consult your selling agent for additional information.

(2)
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers, except that shares that have not been outstanding for at least one year may be subject to a fee of 2.0% of NAV. The one-year
holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived, at our discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

(3)
Weighted average net assets employed as the denominator for expense ratio computation is $350 million. Actual net assets will depend on the number of Common Shares we actually sell, realized gains/losses, unrealized appreciation/ depreciation and share repurchase activity, if any.

(4)
The management fee is payable quarterly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable quarter adjusted for any share issuances or repurchases during the applicable quarter.

(5)	We may have capital gains and investment income that could result in the payment of an incentive fee. The incentive fees, if any, are divided into two parts:
The first part of the incentive fee is based on income, whereby we pay the Adviser quarterly in arrears 12.5% of our
Pre-Incentive
Fee Net Investment Income Returns (as defined below), attributable to each class of the Fund’s Common Shares, for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.

The second part of the incentive fee is based on realized capital gains, whereby we pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains, attributable to each class of the Fund’s Common Shares, from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.
As we cannot predict whether we will meet the necessary performance targets, we have assumed no incentive fee for this chart. We expect the incentive fees we pay to increase to the extent we earn greater income or generate capital gains through our investments in portfolio companies. If we achieved an annualized total return of 5.00% for each quarter made up entirely of net investment income, no incentive fees would be payable to the Adviser because the hurdle rate was not exceeded. If instead we achieved a total return of 5.00% in a calendar year made up of entirely realized capital gains net of all realized capital losses and unrealized capital depreciation, an incentive fee equal to 0.63% of our net assets would be payable. See “Advisory Agreement and Administration Agreement” for more information concerning the incentive fees.

(6)
The Administration Fees are calculated and payable monthly in arrears in an amount equal to 0.25% of the value of the Fund’s net assets as of the beginning of the first calendar day of the applicable month adjusted for any share issuances or repurchases during the applicable month.

(7)
Subject to FINRA limitations on underwriting compensation, we will also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares, (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, and (c) for Class F shares, a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class F shares, in each case, payable monthly. No shareholder servicing and/or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class S, Class D and Class F shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the Multi-Class Order, at the end of the month in which the Managing Dealer in conjunction with the Transfer Agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid would exceed, in the aggregate, 10% of the gross proceeds of the Fund (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S, Class D and Class F shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S, Class D or Class F shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S, Class D or Class F shares. See “Plan of Distribution” and “Estimated Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

(8)
We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that we borrow for investment purposes an amount equal to 100% of our weighted average net assets in the initial
12-month
period of the offering, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees, on the amount borrowed is 7.95%. Our ability to incur leverage during the 12 months following the commencement of this offering depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this offering and the availability of financing in the market.
(9)
“Other expenses” include accounting, legal and auditing fees, custodian and transfer agent fees, reimbursement of expenses to our Administrator, organization and offering expenses, insurance costs and fees payable to our Trustees, as discussed in “Advisory Agreement and Administration Agreement.” The amount presented in the table estimates the amounts we expect to pay during the fiscal year ending December 31, 2025, prior to any expense support, as described below.

We entered into the Second Amended and Restated Expense Limitation and Reimbursement Agreement with the Adviser and AMG on October 25, 2024, which will terminate on May 1, 2026, unless renewed by mutual agreement of the Adviser, the Administrator, and the Fund, or unless otherwise terminated by the Fund’s Board upon at least thirty (30) days written notice to the Adviser and the Administrator. Pursuant to the Second Amended and Restated Expense Limitation and Reimbursement Agreement, the Adviser and Administrator are obligated to pay, absorb, or reimburse all of our operating costs and expenses incurred, including but not limited to, organization and offering costs and legal, administration, accounting, printing, mailing, subscription processing and filing fees and expenses, as determined in accordance with generally accepted accounting principles for investment companies (“Operating Expenses”) (x) above 1.25% of the value of the Fund’s quarterly net assets as of the beginning of the first calendar day of the applicable quarter adjusted for any share issuances or repurchases during the applicable quarter during the period of time that the Fund operated as a privately offered, non-traded
BDC and (y) above 1.25% of the value of the Fund’s monthly net assets as of the beginning of the first calendar day of the applicable month adjusted for any share issuances or repurchases during the applicable month during the period of time that the Fund operates as a publicly-offered, non-traded
BDC. Operating Expenses shall not include any fees payable to the Adviser by the Fund under the Advisory Agreement, interest expenses and other financing costs, portfolio transaction and other investment-related costs, shareholder servicing and/or distribution fees, taxes, acquired fund fees and expenses, and any other extraordinary expenses not incurred in the ordinary course of the Fund’s business (including, without limitation, litigation expenses). Any Required Expense Payment must be paid by the Adviser and the Administrator in any combination of cash or other immediately available funds and/or offset against amounts due from us to the Adviser, the Administrator or their affiliates. The Adviser and the Administrator may elect to pay certain additional expenses on our behalf (each, a “Voluntary Expense Payment” and together with a Required Expense Payment, the “Expense Payments”), provided that no portion of the Expense payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund. Any Expense Payment shall be shared 50/50 between the Adviser and the Administrator. Any Voluntary Expense Payment that the Adviser and the Administrator have committed to pay must be paid by the Adviser and the Administrator in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser and Administrator or their affiliates. The Adviser and the Administrator will be entitled to reimbursement of an Expense Payment from us if Available Operating Funds exceed the cumulative distributions accrued to the Fund’s shareholders among other conditions. In respect of a Required Expense Payment, no Reimbursement Payment for any quarter shall be made if and to the extent that the Fund’s Operating Expense Ratio (as defined below) (including the amount of the Reimbursement Payment) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Required Expense Payment was made.
In respect of a Voluntary Expense Payment, no Reimbursement Payment for any quarter shall be made if and to the extent that: (1) the Effective Rate of Distributions Per Share (as defined below) declared by the

Fund at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Voluntary Payment was made to which such Reimbursement Payment relates or (2) the Fund’s Operating Expense Ratio at the time of such Reimbursement Payment (including the amount of the Reimbursement Payment) is greater than the Operating Expense Ratio at the time the Voluntary Payment was made. For purposes of the Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a
365-day
year) of regular cash distributions per share exclusive of returns of capital and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by (x) dividing Operating Expenses, less base management and incentive fees owed to the Adviser pursuant to the Advisory Agreement, administration fees owed to the Administrator pursuant to the Administration Agreement, shareholder servicing and/or distribution fees, and interest expense, by (y) the Fund’s net assets. Because the Adviser’s and Administrator’s obligation to make Voluntary Expense Payments is voluntary, the table above does not reflect the impact of any Voluntary Expense Payments from the Adviser and the Administrator. Any expenses waived pursuant to the Second Amended and Restated Expense Limitation and Reimbursement Agreement may be subsequently recaptured by the Adviser and the Administrator for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the Fund to exceed its expense limit in effect either at the time of the waiver or reimbursement, or at the time of recapture, after repayment is taken into account.
Example:
We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating each of the following expense amounts, we have assumed that: (1) that our annual operating expenses and offering expenses remain at the levels set forth in the table above, after application of the Adviser’s and Administrator’s obligation to make any Required Expense Payments as described above, except to reduce annual expenses upon completion of organization and offering expenses, (2) the Second Amended and Restated Expense Limitation and Reimbursement Agreement will remain in effect until May 1, 2026, its stated termination date, (3) that the annual return after management fees and other expenses, but before incentive fees is 5.0%, (4) that the net return after payment of incentive fees is distributed to shareholders net of the shareholder servicing and/or distributions fees and such amount is reinvested at NAV and (5) your financial intermediary does not directly charge you transaction or other fees.
Class S shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$93	$275	$440	$783
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of capital gains:	$99	$290	$460	$808
Class D shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$88	$261	$419	$758
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of capital gains:	$94	$276	$441	$784

Class F shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$90	$267	$428	$768
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of capital gains:	$96	$282	$449	$794
Class I shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$85	$255	$411	$746
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of capital gains:	$91	$270	$432	$774
While the examples assume a 5.0% annual return on investment after management fees and expenses, but before incentive fees, our performance will vary and may result in an annual return that is greater or less than this.
These examples should not be considered a representation of your future expenses.
If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income and/or if we achieve net realized capital gains in excess of 5.0%, both our returns to our shareholders and our expenses would be higher. See “Advisory Agreement and Administration Agreement” for information concerning incentive fees.

FINANCIAL HIGHLIGHTS
The following table of financial highlights is intended to help a prospective investor understand the Fund’s financial performance for the periods shown. The financial data set forth for the fiscal year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm whose report thereon is included in this prospectus or the Fund’s Annual Report on Form 10-K for
the fiscal year ended December 31, 2024, which may be obtained from
 www.sec.gov
 or upon request. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion & Analysis of Financial Condition and Results of Operations” included in this prospectus.
The following is a schedule of financial highlights for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023:

	For the Year Ended December 31, 2024	For the Period from September 29, 2023 (Inception Date) through December 31, 2023
Per Common Share Operating Performance
Net Asset Value, Beginning of Period:	$25.00	$25.00	(3)
Results of Operations:
Net Investment Income (Loss) (1)	1.86	0.57
Net Realized and Unrealized Gain (Loss) on Investments	0.42	(0.02)

Net Increase (Decrease) in Net Assets Resulting from Operations	2.28	0.55

Distributions to Shareholders
Distributions from Net Investment Income	(1.93)	(0.53)
Distributions from Return of Paid in Capital	(0.02)	(0.02)

Net Decrease in Net Assets Resulting from Distributions	(1.95)	(0.55)

Net Asset Value, End of Period	$25.33	$25.00

Shares Outstanding, End of Period	7,945,702	1,100,409
Total return (2)	9.41%	2.20	% (6)
Net assets, end of period	$201,270	$27,513
Ratio/Supplemental Data
Weighted average shares outstanding	3,239,983	774,000	(4)
Ratio of net investment income (loss) to average net assets without waivers	3.32%	(2.93	%) (5)
Ratio of net investment income (loss) to average net assets with waivers	6.62%	11.04	% (5)
Ratio of total expenses to average net assets without waivers	10.22%	15.41	% (5)
Ratio of total expenses to average net assets with waivers	6.91%	1.43	% (5)
Asset coverage ratio	191%	N/A
Portfolio turnover rate	4.77%	0.28	% (6)

(1)	The per common share data was derived using weighted average shares outstanding.
(2)
Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the period reported.

(3)	Represents NAV per share of the September 29, 2023, share issuance.
(4)	Weighted average shares uses shares outstanding for the period October 18, 2023, the commencement of investment operations to December 31, 2023.
(5)	Ratios, excluding nonrecurring expenses, such as organization, audit and tax fees and certain transfer agent fees, are annualized.
(6)	Not annualized.

RISK FACTORS
An investment in our securities involves certain risks relating to our structure and investment objective. All known material risks are presented below. However, the risks set forth below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may materially affect our business, our structure, our financial condition, our investments and/or operating results. If any of the following events occur; our business, financial condition and results of operations could be materially and adversely affected. In such case, our NAV and the trading price of our Common Shares could decline. There can be no assurance that we will achieve our investment objective and you may lose all or part of your investment.
RISKS RELATING TO OUR BUSINESS AND STRUCTURE
We have a limited operating history.
We have a limited operating and performance history. Past performance, including the past performance of other investment entities and accounts managed by the Adviser, is not necessarily indicative of our future results.
We operate in a highly competitive market for investment opportunities and may not be able to compete effectively.
We compete for investments with other BDCs and investment funds (including private equity and hedge funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than us. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source-of-income,
asset diversification and distribution requirements that we must satisfy to maintain our tax treatment as a RIC. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do.
We may lose investment opportunities if our pricing, terms and structure do not match those of our competitors. With respect to the investments that we make, we do not seek to compete based primarily on the interest rates we may offer, and we believe that some of our competitors may make loans with interest rates that may be lower than the rates we offer. In the secondary market for acquiring existing loans, we expect to compete generally on the basis of pricing terms. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. Part of our potential competitive advantage stems from the fact that we believe the market for middle market lending is underserved by traditional bank lenders and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. We may also compete for investment opportunities with accounts managed by the Adviser or its affiliates. Although the Adviser allocates opportunities in accordance with its policies and procedures, allocations to such other accounts reduces the amount and frequency of opportunities available to us and may not be in our best interests and, consequently, our shareholders. Moreover, the performance of investment opportunities is not known at the time of allocation. If we are not able to compete effectively, our business, financial condition and results of operations may be adversely affected, thus affecting our business, financial condition and results of operations. Because of this competition, there can be no assurance that we will be able to identify and take advantage of attractive investment opportunities that we identify or that we will be able to fully invest our available capital.

We do not expect to replicate the historical performance of other entities managed or supported by Comvest Partners.
We do not expect to replicate the historical performance of Comvest Partners’ investments, or those of its affiliates. In addition, our investment strategies may differ from those of Comvest Partners or its affiliates. We, as a BDC and as a RIC, are subject to certain regulatory restrictions that do not apply to Comvest Partners or its affiliates. Finally, we can offer no assurance that our investment team will be able to continue to implement our investment objective with the same degree of success as it has had in the past.
Our ability to achieve our investment objective depends on key investment personnel of Comvest Partners and the Adviser. If Comvest Partners and the Adviser were to lose any of their key investment personnel, our ability to achieve our investment objective could be significantly harmed.
We depend on the investment judgment, skill and relationships of the investment professionals of the Adviser to identify, evaluate, negotiate, structure, execute, monitor and service our investments. The Adviser, as an affiliate of Comvest Partners, is supported by Comvest Partners to fulfill its obligations to us under the Advisory Agreement. The Adviser may also depend upon Comvest Partners to obtain access to investment opportunities originated by professionals. Our future success depends to a significant extent on the continued service and coordination of the key investment personnel of the Adviser. The departure of any of these individuals could have a material adverse effect on our ability to achieve our investment objective. We do not currently intend to provide key person life insurance for any of our key investment personnel.
The Investment Committee, which provides oversight over our investment activities, is provided by the Adviser. The loss of any member of the Investment Committee or of other senior professionals of the Adviser and its affiliates without suitable replacement could limit our ability to achieve our investment objective and operate as we anticipate. This could have a material adverse effect on our financial condition, results of operation and cash flows. To achieve our investment objective, the Adviser may hire, train, supervise and manage new investment professionals to participate in its investment selection and monitoring process. If the Adviser is unable to find investment professionals or do so in a timely manner, our business, financial condition and results of operations could be adversely affected.
Through the Resource Sharing Agreement, the Adviser intends to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Comvest Partners’ investment professionals. There can be no assurance that Comvest Partners will perform its obligations under the Resource Sharing Agreement. The Resource Sharing Agreement may be terminated by either party on 60 days’ notice, which if terminated may have a material adverse consequence on the Fund’s operations.
A renewed disruption in the capital markets and the credit markets could adversely affect our business.
As a BDC, we must maintain our ability to raise additional capital for investment purposes. If we are unable to access the capital markets or credit markets, we may be forced to curtail our business operations and may be unable to pursue new investment opportunities. The success of our activities is affected by general economic and market conditions, including, among others, interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and trade barriers. These factors could affect the level and volatility of securities prices and the liquidity of our investments. Volatility or illiquidity could impair our profitability or result in losses.
The capital markets and the credit markets have experienced extreme volatility in recent periods, and, as a result, there has been and will likely continue to be uncertainty in the financial markets in general. Disruptions in the capital markets in recent years increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. In addition, a prolonged period of market illiquidity may cause us to reduce the volume of loans that we originate and/or fund and adversely affect the value of our portfolio investments. Unfavorable economic conditions could also increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results. Ongoing disruptive conditions in the financial industry and the impact of new legislation in response to those conditions could restrict our business operations and, consequently, could adversely impact our business, results of operations and financial condition.
If the fair value of our assets declines substantially, we may fail to maintain the asset coverage ratios imposed upon us by the 1940 Act. Any such failure would result in a default under such indebtedness and otherwise affect our ability to issue senior securities, borrow under a credit facility and pay distributions, which could materially impair our business operations. Our liquidity could be impaired further by our inability to access the capital or credit markets. For example, we cannot be certain that we will be able to renew our Leverage Arrangements (defined below) as they mature or to consummate new arrangements to provide capital for normal operations. In recent years, reflecting concern about the stability of the financial markets, many lenders and institutional investors have reduced or ceased providing funding to borrowers. This market turmoil and tightening of credit have led to increased market volatility and widespread reduction of business activity generally in recent years. In addition, adverse economic conditions due to these disruptive conditions could materially impact our ability to comply with the financial and other covenants in any existing or future Leverage Arrangements. If we are unable to comply with these covenants, this could materially adversely affect our business, results of operations and financial condition.
There is uncertainty as to the value of our portfolio investments because most of our investments are, and may continue to be, in private companies and recorded at fair value. In addition, the fair values of our investments are determined by our Adviser, subject to oversight by our Board, in accordance with our Valuation Policy.
Some of our investments are and may be in the form of securities or loans that are not publicly traded. The fair value of these investments may not be readily determinable. Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined in good faith by our Board, including to reflect significant events affecting the value of our securities. For purposes of the 1940 Act, the Board has designated the Adviser as the Fund’s “valuation designee” under
Rule 2a-5
under the 1940 Act. The Board provides oversight of the Adviser’s fair value determinations of the Fund’s portfolio investments on a monthly basis in good faith, including investments that are not publicly traded and those whose market prices are not readily available.
Valuations of our portfolio, which will affect the amount of the management fee and incentive fee and our performance results, may involve uncertainties and judgmental determinations. Further, the methodology for the calculation of the management fee and incentive fee creates a potential conflict of interest for the Adviser in determining valuations.
Our business, results of operations and financial condition depend on our ability to manage future growth effectively.
Our ability to achieve our investment objective and to grow depends on the Adviser’s ability to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of the Adviser’s structuring of the investment process, its ability to provide competent, attentive and efficient services to us and its ability to access financing on acceptable terms. The Adviser has substantial responsibilities under the Advisory Agreement and may also be called upon to provide managerial assistance to our eligible portfolio companies. These demands on the time of the Adviser and its investment professionals may distract them or slow our rate of investment. In order to grow, we and the Adviser may need to retain, train, supervise and manage new investment professionals. However, these investment professionals may not be able to contribute effectively to the work of the Adviser. If we are unable to manage our future growth effectively, our business, results of operations and financial condition could be materially adversely affected.

We may borrow money, which could magnify the potential for gain or loss on amounts invested in us and increase the risk of investing in us.
We may elect to utilize one or more subscription lines (each, a “Subscription Line”), each of which would be expected to be secured by our aggregate committed capital to purchase shares of the Fund, including to fund portfolio investments pending receipt of amounts drawn from shareholders with respect to unfunded committed capital. We may also guarantee loans made to or in respect of the Fund or its investments or enter into repurchase agreements in respect of investments (together with any Subscription Lines and the Loan and Servicing Agreement (as defined below), “Leverage Arrangements”).
On July 16, 2024 and as amended on March 27, 2025, AMG Comvest Senior Lending Fund LL1 SPV, LLC (“Subsidiary II”), a Delaware limited liability company and a wholly-owned financing subsidiary of the Fund, has entered into a loan and servicing agreement with the Fund and Sumitomo Mitsui Banking Corporation, as collateral agent, administrative agent and a lender, Webster Bank, N.A., as a lender, and Western Alliance Trust Company, N.A. as collateral custodian and the collateral administrator, with an aggregate principal amount of $400 million (with an option to increase such amount up to $500 million), which can be drawn in U.S. dollars subject to certain conditions (as amended, the “Loan and Servicing Agreement”). In accordance with the 1940 Act as presently in effect, BDCs generally are prohibited from incurring additional leverage to the extent it would cause them to have less than a 150% asset coverage ratio, reflecting approximately a 2:1 debt to equity ratio, taking into account the then current fair value of their investments.
Our ability to service any debt that we incur depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. In addition, shareholders will, indirectly, bear the burden of any increase in our expenses as a result of leverage.
The Small Business Credit Availability Act (“SBCAA”), among other things, modified the applicable provisions of the 1940 Act to reduce the required asset coverage ratio applicable to BDCs from 200% to 150% subject to certain conditions. Increased leverage could increase the risks associated with investing in us. For example, if the value of the Fund’s assets decreases, although the asset base and expected revenues would be larger because increased leverage would permit the Fund to acquire additional assets, leverage will cause the Fund’s NAV to decline more sharply than it otherwise would have without leverage or with lower leverage. Similarly, any decrease in the Fund’s revenue would cause its net income to decline more sharply, on a relative basis, than it would have if the Fund had not borrowed or had borrowed less (although, as noted above, the Fund’s asset base and expected revenues would likely be larger). However, since the Fund does not expect to use leverage to a significant degree, there are no material additional risks associated with increased leverage other than the amount of the leverage.
If we are unable to comply with the covenants or restrictions in our borrowings, our business could be materially adversely affected.
Leverage Arrangements into which we may enter may include covenants that, subject to exceptions, restrict our ability to pay distributions, create liens on assets, make investments, make acquisitions and engage in mergers or consolidations. Such arrangements may also include a change of control provision that accelerates the indebtedness under the facility in the event of certain change of control events. Complying with these restrictions may prevent us from taking actions that we believe would help us grow our business or are otherwise consistent with our investment objective. These restrictions could also limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. In addition, the restrictions contained in a credit facility could limit our ability to make distributions to our shareholders in certain circumstances, which could result in us failing to qualify as a RIC and thus becoming subject to corporate-level U.S. federal income tax (and any applicable state and local taxes).

Although we have commenced a share repurchase program, we have discretion to not repurchase shares, and our Board has the ability to amend or suspend the program.
Although we have commenced a share repurchase program, our Board may amend or suspend the share repurchase program at any time in its discretion (including to offer to purchase fewer shares). Shareholders may not be able to sell their shares on a timely basis in the event our Board amends or suspends the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our organizational documents or otherwise to effect a liquidity event at any time. We will notify shareholders of such developments in our quarterly reports or other filings. If less than the full amount of shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of shares being repurchased without regard to class. The share repurchase program has many limitations and should not be considered a guaranteed method to sell shares promptly or at a desired price.
We may need to raise additional capital to grow.
We may need additional capital to fund new investments and grow. We may access the capital markets periodically to issue equity securities. In addition, we may also issue debt securities or borrow from financial institutions in order to obtain such additional capital. Unfavorable economic conditions could increase our funding costs and limit our access to the capital markets or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to grow. In addition, we are required to distribute at least 90.0% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders to maintain our RIC status. As a result, these earnings will not be available to fund new investments. If we are unable to access the capital markets or if we are unable to borrow from financial institutions, we may be unable to grow our business and execute our business strategy fully, and our earnings, if any, could decrease, which could have an adverse effect on the value of our securities.
We are exposed to risks associated with changes in interest rates.
Interest rate risk refers to the risk of market changes in interest rates. Interest rate changes affect the value of debt. In general, rising interest rates will negatively impact the price of fixed rate debt, and falling interest rates will have a positive effect on price. Adjustable rate debt also reacts to interest rate changes in a similar manner, although generally to a lesser degree. Interest rate sensitivity is generally larger and less predictable in debt with uncertain payment or prepayment schedules. Further, rising interest rates make it more difficult for borrowers to repay debt, which could increase the risk of payment defaults. Any failure of one or more portfolio companies to repay or refinance its debt at or prior to maturity or the inability of one or more portfolio companies to make ongoing payments following an increase in contractual interest rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.
To the extent we borrow money to make investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, a significant change in market interest rates may have a material adverse effect on our net investment income in the event we use debt to finance our investments. Due to rising interest rates, our cost of funds have increased, which have reduced our net investment income. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.
We are subject to risks associated with artificial intelligence and machine learning technology.
Artificial intelligence, including machine learning and similar tools and technologies that collect, aggregate, analyze or generate data or other materials (collectively, “AI”), and its current and potential future applications including in the private investment and financial industries, as well as the legal and regulatory frameworks within which AI operates, continue to rapidly evolve.

Recent technological advances in AI pose risks to the Fund, the Adviser, and our portfolio investments. The Fund and our portfolio investments could also be exposed to the risks of AI if third-party service providers or any counterparties, whether or not known to the Fund, also use AI in their business activities. We and our portfolio companies may not be in a position to control the use of AI technology in third-party products or services.
Use of AI could include the input of confidential information in contravention of applicable policies, contractual or other obligations or restrictions, resulting in such confidential information becoming part accessible by other third-party AI applications and users. While the Adviser does not currently use AI to make investment recommendations, the use of AI could also exacerbate or create new and unpredictable risks to our business, the Adviser’s business, and the business of our portfolio companies, including by potentially significantly disrupting the markets in which we and our portfolio companies operate or subjecting us, our portfolio companies and the Adviser to increased competition and regulation, which could materially and adversely affect business, financial condition or results of operations of us, our portfolio companies and the Adviser. In addition, the use of AI by bad actors could heighten the sophistication and effectiveness of cyber and security attacks experienced by our portfolio companies and the Adviser.
Global economic, political and market conditions, including downgrades of the U.S. credit rating, Russia’s invasion of Ukraine and the ongoing conflicts in the Middle East, may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.
The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets and may cause economic uncertainties or deterioration in the U.S. and worldwide. The impact of downgrades by rating agencies to the U.S. government’s sovereign credit rating or its perceived creditworthiness as well as potential government shutdowns and uncertainty surrounding transfers of power could adversely affect the U.S. and global financial markets and economic conditions. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.
Deterioration in the economic conditions in the Eurozone and other regions or countries globally and the resulting instability in global financial markets may pose a risk to our business. Financial markets have been affected at times by a number of global macroeconomic events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing
loans on the balance sheets of European banks, the effect of the United Kingdom leaving the European Union, and instability in the Chinese capital markets.
Various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Such events, including rising trade tensions between the United States and China, other uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies with other countries, could adversely affect our business, financial condition or results of operations. These market and economic disruptions could negatively impact the operating results of our portfolio companies.
In addition, Russia’s invasion of Ukraine in February 2022, and corresponding events have had, and could continue to have, severe adverse effects on regional and global economic markets. Following Russia’s actions, various governments, including the United States, have issued broad-ranging economic sanctions against Russia, including, among other actions, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, the electronic banking network that connects banks globally; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. The duration of hostilities and the vast array of sanctions and related events (including cyberattacks and espionage) cannot be predicted.
Additionally, the ongoing conflicts in the Middle East, and resulting market volatility could also adversely affect the Fund’s business, operating results and financial condition. The extent and duration or escalation of the war and resulting future market disruptions are impossible to predict but could be significant. Any disruptions resulting from the ongoing conflicts in the Middle East and any future conflict resulting from actual or threatened responses to such actions could cause disruptions to portfolio companies located in the Middle East or that have substantial business relationships with companies in the affected region.
These events present material uncertainty and risk with respect to markets globally, which pose potential adverse risks to us and the performance of our investments and operations. Any such market disruptions could affect our portfolio companies’ operations and, as a result, could have a material adverse effect on our business, financial condition and results of operations. Sanctions and export control laws and regulations are complex, frequently changing, and increasing in number, and they may impose additional legal compliance costs or business risks associated with our operations.
We, our wholly-owned direct subsidiaries, the Adviser, and our portfolio companies may maintain cash balances at financial institutions that exceed federally insured limits and may otherwise be materially affected by adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance
by financial institutions or transactional counterparties.
Our cash and the cash of our wholly-owned direct subsidiaries and our Adviser is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held by us, our wholly-owned direct subsidiaries, our Adviser and by our portfolio companies in non-interest-bearing
and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. If such banking institutions were to fail, we, our wholly-owned direct subsidiaries, our Adviser, or our portfolio companies could lose all or a portion of those amounts held in excess of such insurance limitations. In addition, actual events involving limited liquidity, defaults, non-performance
or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems, which could adversely affect our, our wholly-owned direct subsidiaries’, our Adviser’s and our portfolio companies’ business, financial condition, results of operations, or prospects.
Although we, our wholly-owned direct subsidiaries and our Adviser assess our and our portfolio companies’ banking relationships as we believe necessary or appropriate, our and our portfolio companies’ access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our respective current and projected future business operations could be significantly impaired by factors that affect us, our wholly-owned direct subsidiaries, our Adviser or our portfolio companies, the financial institutions with which we, our wholly-owned direct subsidiaries, our Adviser or our portfolio companies have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we, our wholly-owned direct subsidiaries, our Adviser or our portfolio companies have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us, our wholly-owned direct subsidiaries, our Adviser, or our portfolio companies to acquire financing on acceptable terms or at all.
RISKS RELATING TO OUR OPERATIONS
Because we intend to distribute substantially all of our income to our shareholders to maintain our status as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow may be impaired.
In order for us to qualify for the tax benefits available to RICs and to avoid payment of excise taxes, we intend to distribute to our shareholders substantially all of our annual taxable income. As a result of these requirements, we may need to raise capital from other sources to grow our business.
Our ability to enter into transactions with our affiliates is restricted.
As a BDC, we are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our Independent Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5.0% or more of our outstanding voting securities is an affiliate of ours for purposes of the 1940 Act. We are generally prohibited from buying or selling any securities (other than our securities) from or to an affiliate. The 1940 Act also prohibits certain “joint” transactions with an affiliate, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of Independent Trustees and, in some cases, the SEC. If a person acquires more than 25.0% of our voting securities, we are prohibited from buying or selling any security (other than our securities) from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or Trustees or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by any affiliate of the Adviser without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.
The Adviser has significant potential conflicts of interest with us and, consequently, your interests as shareholders which could adversely impact our investment returns.
Our executive officers and Trustees, as well as the current or future investment professionals of the Adviser, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in your interests as shareholders. We are focused primarily on investing in the investments that we target, in the future, the investment professionals of the Adviser and/or its affiliates that provide services pursuant to the Advisory Agreement may manage other funds which may from time to time have overlapping investment objectives with our own and, accordingly, may invest in, whether principally or secondarily, asset classes similar to those targeted by us. If this occurs, the Adviser may face conflicts of interest in allocating investment opportunities to us and such other funds. Although the investment professionals endeavor to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by the Adviser or persons affiliated with the Adviser or that certain of these investment funds may be favored over us. When these investment professionals identify an investment, they may be forced to choose which investment fund should make the investment.
While we may
co-invest
with investment entities managed by the Adviser or its affiliates to the extent permitted by the 1940 Act and the rules and regulations thereunder, the 1940 Act imposes significant limits on co-investment.
On August 2, 2021, the SEC granted Commonwealth Credit Partners BDC I, Inc. the
Co-Investment
Order which permits us to
co-invest
in portfolio companies with certain funds or entities managed by the Adviser or its affiliates in certain negotiated transactions where co-investing
would otherwise be prohibited under the 1940 Act, subject to the conditions of the
Co-Investment
Order. Pursuant to the
Co-Investment
Order, we are permitted to
co-invest
with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our Independent Trustees make certain conclusions in connection with a co-investment
transaction, including, but not limited to, that (1) the terms of the potential co-investment
transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching in respect of us or our shareholders on the part of any person concerned, and (2) the potential co-investment
transaction is consistent with the interests of our shareholders and is consistent with our then-current investment objectives and strategies.
If the Adviser forms other affiliates in the future, we may
co-invest
on a concurrent basis with such other affiliates, subject to compliance with applicable regulations and regulatory guidance or an exemptive order from the SEC and our allocation procedures. In addition, we pay management fees to the Adviser and reimburse the Adviser for certain expenses it incurs. As a result, investors in our Shares invest in us on a “gross” basis and receive distributions on a “net” basis after our expenses. Any potential conflict of interest arising as a result of the arrangements with the Adviser could have a material adverse effect on our business, results of operations and financial condition.
The Adviser’s liability is limited under the Advisory Agreement, and we have agreed to indemnify the Adviser against certain liabilities, which may lead the Adviser to act in a riskier manner than it would when acting for its own account.
Under the Advisory Agreement, the Adviser does not assume any responsibility other than to render the services called for under that agreement, and it is not responsible for any action of our Board in following or declining to follow the Adviser’s advice or recommendations. Under the terms of the Advisory Agreement, the Indemnified Parties (as defined below) are not liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Fund in connection with the matters to which the Advisory Agreement relates, provided that the Adviser shall not be protected against any liability to the Fund or its shareholders to which the Adviser would otherwise be subject by reason of disabling conduct. Under the Advisory Agreement, absent disabling conduct, the Fund will indemnify the Indemnified Parties against, and hold them harmless from, any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Advisory Agreement or otherwise as Adviser for the Fund. The Indemnified Parties will not be liable under the Advisory Agreement or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Adviser in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Adviser had reasonable cause to believe its conduct was unlawful. These protections may lead the Adviser to act in a riskier manner than it would when acting for its own account.
The Adviser can resign upon 120 days’ notice, and a suitable replacement may not be found within that time, resulting in disruptions in our operations that could adversely affect our business, results of operations and financial condition.
Under the Advisory Agreement, the Adviser has the right to resign at any time upon 120 days’ written notice, whether a replacement has been found or not. If the Adviser resigns, we may not be able to find a new adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 120 days, or at all. If a replacement is not able to be found on a timely basis, our business, results of operations and financial condition and our ability to pay distributions are likely to be materially adversely affected. In addition, if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Adviser and its affiliates, the coordination of its internal management and investment activities is likely to suffer. Even if we are able to retain comparable management, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may materially adversely affect our business, results of operations and financial condition.
If we fail to maintain our status as a BDC, our business and operating flexibility could be significantly reduced, and we may be subject to numerous restrictions on our activities, including restrictions on leverage and on the nature of our investments.
We qualify as a BDC under the 1940 Act. The 1940 Act imposes numerous constraints on the operations of BDCs. For example, BDCs are required to invest at least 70.0% of their total assets in specified types of securities, primarily in private companies or thinly-traded U.S. public companies, cash, cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less. Failure to comply with the requirements imposed on BDCs by the 1940 Act could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants. In addition, upon approval of a majority of our shareholders, we may elect to withdraw their respective election as a BDC. If we decide to withdraw our election, or if we otherwise fail to qualify, or maintain our qualification, as a BDC, we may be subject to the substantially greater regulation under the 1940 Act as a closed-end
investment company. Compliance with these regulations would significantly decrease our operating flexibility and could significantly increase our cost of doing business.
If we do not invest a sufficient portion of our assets in qualifying assets, we could be precluded from investing in certain assets or could be required to dispose of certain assets, which could have a material adverse effect on our business, financial condition and results of operations.
As a BDC, we are prohibited from acquiring any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70.0% of our total assets are qualifying assets. We may acquire in the future other investments that are not “qualifying assets” to the extent permitted by the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we would be prohibited from investing in additional assets, which could have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making follow-on
investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inopportune times in order to come into compliance with the 1940 Act. If we need to dispose of these investments quickly, it may be difficult to dispose of such investments on favorable terms. For example, we may have difficulty in finding a buyer and, even if a buyer is found, we may have to sell the investments at a substantial loss.
Our ability to invest in public companies may be limited in certain circumstances.
To maintain our status as a BDC, we are not permitted to acquire any assets other than in “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70.0% of our total assets are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on
investments and distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as qualifying assets only if such issuer has a common equity market capitalization that is less than $250.0 million at the time of such investment.
Regulations governing the operations of BDCs may affect our ability to raise additional equity capital as well as our ability to issue senior securities or borrow for investment purposes, any or all of which could have a negative effect on our investment objectives and strategies.
Our business requires a substantial amount of capital. We may acquire additional capital from the issuance of senior securities, including borrowing under a credit facility or other indebtedness. In addition, we may also issue additional equity capital, which would in turn increase the equity capital available to us. However, we may not be able to raise additional capital in the future on favorable terms or at all.

We may issue debt securities and preferred stock, and we may borrow money from banks or other financial institutions, which we refer to collectively as “senior securities”, up to the maximum amount permitted by the 1940 Act. We do not currently intend to issue preferred stock, however. The 1940 Act permits us to issue senior securities in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 150% after each issuance of senior securities. If our asset coverage ratio is not at least 150%, we would be unable to issue senior securities, and if we had senior securities outstanding (other than any indebtedness issued in consideration of a privately arranged loan, such as any indebtedness outstanding under a credit facility), we would be unable to make distributions to our shareholders. At its organizational meeting on October 20, 2023, the Board approved a proposal that permits us to reduce our asset coverage ratio to 150%. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to liquidate a portion of our investments and repay a portion of our indebtedness at a time when such sales may be disadvantageous.
In addition, we may in the future seek to securitize other portfolio securities to generate cash for funding new investments. To securitize loans, we would likely create a wholly-owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse
basis to purchasers and we would retain all or a portion of the equity in the subsidiary. If we are unable to successfully securitize our loan portfolio our ability to grow our business or fully execute our business strategy could be impaired and our earnings, if any, could decrease. The securitization market is subject to changing market conditions, and we may not be able to access this market when it would be otherwise deemed appropriate. Moreover, the successful securitization of our portfolio might expose us to losses as the residual investments in which we do not sell interests will tend to be those that are riskier and more apt to generate losses. The 1940 Act also may impose restrictions on the structure of any securitization.
We may also obtain capital through the issuance of additional equity capital. As a BDC, we generally are not able to issue or sell our Common Shares at a price below NAV per share. If our Common Shares trade at a discount to our NAV per share, this restriction could adversely affect our ability to raise equity capital. We may, however, sell our Common Shares, or warrants, options or rights to acquire our Common Shares, at a price below our NAV per share if the Board and Independent Trustees determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of the Board, closely approximates the market value of such securities (less any underwriting commission or discount). If we raise additional funds by issuing more shares of our Common Shares, or if we issue senior securities convertible into, or exchangeable for, our Common Shares, the percentage ownership of our shareholders may decline and you may experience dilution.
Our business model in the future may depend to an extent upon our referral relationships and the inability of the investment professionals of the Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business strategy.
If the investment professionals of the Adviser fail to maintain existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the investment professionals of the Adviser have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that any relationships they currently or may in the future have will generate investment opportunities for us.
Our Board may change our investment objective, operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to your interests as shareholders.
Our Board has the authority, except as otherwise provided in the 1940 Act, to modify or waive certain of our operating policies and strategies without prior notice and without shareholder approval. As a result, our Board may be able to change our investment policies and objectives without any input from our shareholders. However, absent shareholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business and operating results. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions to our shareholders.
We will be subject to corporate-level U.S. federal income tax on all of our income if we are unable to maintain tax treatment as a RIC under Subchapter M of the Code, which would have a material adverse effect on our financial performance.
Although we elected to qualify annually as a RIC under Subchapter M of the Code, no assurance can be given that we will be able to obtain or maintain our RIC tax treatment. To maintain RIC tax treatment and be relieved of U.S. federal income taxes on income and gains distributed to our shareholders, we must meet the annual distribution, source-of-income
and asset diversification requirements described below.

•
The annual distribution requirement will be satisfied if we distribute dividends to our shareholders during the taxable year equal to at least 90.0% of our investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) plus 90.0% of our net interest income excludable under Section 103(a) of the Code, if any. Because we use debt financing, we would be subject to an asset coverage ratio requirement under the 1940 Act, and we may be subject to certain financial covenants contained in debt financing agreements (as applicable). This asset coverage ratio requirement and these financial covenants could, under certain circumstances, restrict us from making distributions to our shareholders, which distributions are necessary for us to satisfy the annual distribution requirement. If we are unable to obtain cash from other sources and thus are unable to make sufficient distributions to our shareholders, we could fail to qualify for tax treatment as a RIC and thus become subject to U.S. corporate-level federal income tax (and any applicable state and local taxes).

•
The
source-of-income
requirement will be satisfied if at least 90.0% of our allocable share of gross income for each taxable year is derived from dividends, interest payments with respect to loans of certain securities, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships” or other income derived with respect to our business of investing in such stock or securities.

•
The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50.0% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other such securities if such other securities of any one issuer do not represent more than 5.0% of the value of our assets or more than 10.0% of the outstanding voting securities of the issuer; and no more than 25.0% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by it and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships”. Failure to meet these requirements may result in us having to dispose of certain investments quickly in order to prevent the loss of our RIC status. Because most of our investments are intended to be in private companies, and therefore may be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to maintain our tax treatment as a RIC for any reason, and we do not qualify for certain relief provisions under the Code, we would be subject to corporate-level U.S. federal income tax (and any applicable state and local taxes). In this event, the resulting taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions, which would have a material adverse effect on our financial performance.

We may not be able to pay you distributions on our Common Shares, our distributions to you may not grow over time and a portion of our distributions to you may be a return of capital for U.S. federal income tax purposes.
We intend to pay monthly distributions to our shareholders out of assets legally available for distribution. Such monthly distributions will generally consist of cash or cash equivalents, except that we may make distributions of assets in kind with the prior consent of each receiving shareholder. We cannot assure you that we will continue to achieve investment results or maintain a tax status that will allow us to make a specified level of cash distributions or year-to-year
increases in cash distributions. If we are unable to satisfy the asset coverage test applicable to us as a BDC, our ability to pay distributions to our shareholders could be limited. All distributions are paid at the discretion of the Board and depend on our earnings, financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time. The distributions that we pay to our shareholders in a year may exceed our taxable income for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. In general, a return of capital distribution occurs when a fund returns a portion of an investor’s original investment, and it often occurs when a fund makes a distribution larger than it generates in income.
We may have difficulty paying our required distributions if we recognize taxable income before or without receiving cash representing such income.
For U.S. federal income tax purposes, we include in our taxable income our allocable share of certain amounts that we have not yet received in cash, such as original issue discount (“OID”) or accruals on a contingent payment debt instrument, which may occur if we receive warrants in connection with the origination of a loan (among other circumstances) or contracted PIK interest and dividends, which generally represents contractual interest added to the loan balance and due at the end of the loan term. Our allocable share of such OID and PIK interest is included in our taxable income before we receive any corresponding cash payments. We may also be required to include in our taxable income our allocable share of certain other amounts that we will not receive in cash.
Because in certain cases we may recognize taxable income before or without receiving cash representing such income, we may have difficulty making distributions to our shareholders that will be sufficient to enable us to meet the annual distribution requirement necessary for us to qualify for tax treatment as a RIC. Accordingly, we may need to sell some of our assets at times and/or at prices that we would not consider advantageous. We may need to raise additional equity or debt capital, or we may need to forego new investment opportunities or otherwise take actions that are disadvantageous to our business (or be unable to take actions that are advantageous to our business) to enable us to make distributions to our shareholders that will be sufficient to enable us to meet the annual distribution requirement. If we are unable to obtain cash from other sources to enable us to meet the annual distribution requirement, we may fail to qualify for the U.S. federal income tax benefits allowable to RICs and, thus, become subject to a corporate-level U.S. federal income tax (and any applicable state and local taxes).
If we are not treated as a “publicly offered regulated investment company,” as defined in the Code, U.S. shareholders that are individuals, trusts or estates will be taxed as though they received a distribution of some of our expenses.
Unless and until we are treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) as a result of either (i) our Common Shares being held by at least 500 persons at all times during a taxable year, (ii) our Common Shares being continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act) or (iii) our Common Shares being treated as regularly traded on an established securities market, for purposes of computing the taxable income of U.S. shareholders that are individuals, trusts or estates, (1) our earnings will be computed without taking into account such U.S. shareholders’ allocable Common Shares of the management and incentive fees paid to the Adviser and certain of our other expenses, (2) each such U.S. shareholder will be treated as having received or accrued a distribution from us in the amount of such U.S. shareholder’s allocable share of these fees and expenses for such taxable year, (3) each such U.S. shareholder will be treated as having paid or incurred such U.S. shareholder’s allocable share of these fees and expenses for the calendar year and (4) each such U.S. shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. shareholder. For taxable years beginning before 2026, miscellaneous itemized deductions generally are not deductible by a U.S. shareholder that is an individual, trust or estate. For taxable years beginning in 2026 or later, miscellaneous itemized deductions generally are deductible by a U.S. shareholder that is an individual, trust or estate only to the extent that the aggregate of such U.S. shareholder’s miscellaneous itemized deductions exceeds 2% of such U.S. shareholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under Section 68 of the Code.
Risks Arising from Potential Controlled Group Liability.
Under certain circumstances it could be possible for the Fund, along with its affiliates, to obtain a controlling interest (i.e., 80% or more) in certain portfolio companies. This could occur, for example, in connection with a work out of the portfolio company’s debt obligations or a restructuring of the portfolio company’s capital structure. Based on federal court decisions, there is a risk that the Fund (along with its affiliates) could be treated as engaged in a “trade or business” for purposes of ERISA’s controlled group rules. In such an event, the Fund could be jointly and severally liable for a portfolio company’s liabilities with respect to the underfunding of any pension plans which such portfolio company sponsors or to which it contributes. If the portfolio company were not able to satisfy those liabilities, they could become the responsibility of the Fund, causing it to incur potentially significant, unexpected liabilities for which reserves were not established.
Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.
Changes in the laws or regulations or the interpretations of the laws and regulations that govern BDCs, RICs or non-depository
commercial lenders could significantly affect our operations and our cost of doing business. Our portfolio companies are subject to U.S. federal, state and local laws and regulations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, any of which could materially adversely affect our business, including with respect to the types of investments we are permitted to make, and your interests as shareholders potentially with retroactive effect. In addition, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy in order to make available to ourselves new or different opportunities. These changes could result in material changes to our strategies which may result in our investment focus shifting from the areas of expertise of the Adviser to other types of investments in which the Adviser may have less expertise or little or no experience. Any such changes, if they occur, could have a material adverse effect on our business, results of operations and financial condition and, consequently, the value of your investment in us.
Over the last several years, there has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank
financial sector will be subject to new regulation. While it cannot be known at this time whether these regulations will be implemented or what form they will take, increased regulation of non-bank
credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business.
We cannot predict how tax reform legislation will affect us, our investments, or our shareholders, and any such legislation could adversely affect our business.
Legislative or other actions relating to taxes could have a negative effect on us. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect our ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to us and our shareholders of such qualification, or could have other adverse consequences. Shareholders are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our securities.
Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense and hinder execution of investment strategy.
Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing in the BDC space recently. While we are currently not subject to any securities litigation or shareholder activism, we may in the future become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert the attention of our management and Board and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation or activist shareholder matters.
Internal and external cyber threats, disease pandemics, as well as other disasters, could impair our ability to conduct business effectively.
The occurrence of a disaster, such as a cyber-attack against us or against a third-party that has access to our data or networks, a natural catastrophe, an industrial accident, disease pandemics, failure of our disaster recovery systems, or consequential employee error, could have an adverse effect on our ability to communicate or conduct business, negatively impacting our operations and financial condition. This adverse effect can become particularly acute if those events affect our electronic data processing, transmission, storage, and retrieval systems, or impact the availability, integrity, or confidentiality of our data.
We depend heavily upon computer systems to perform necessary business functions. We depend on the effectiveness of the information and cybersecurity policies, procedures and capabilities maintained by our affiliates and our and their respective third-party services providers to protect their computer and telecommunications systems and the data that reside on or are transmitted through them. Despite our implementation of a variety of security measures, our computer systems, networks, and data, like those of other companies, could be subject to cyber-attacks and unauthorized access, use, alteration, or destruction, such as from physical and electronic break-ins
or unauthorized tampering. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary, and other information processed, stored in, and transmitted through our computer systems and networks. Cyber-attacks that do not have a security impact may nonetheless cause harm, such as causing denial-of-service
attacks (i.e., efforts to make network services unavailable to intended users) on websites, servers or other online systems. Cyber-attacks could cause interruptions or malfunctions in our operations, which could result in financial losses, litigation, regulatory penalties, client dissatisfaction or loss, reputational damage, and increased costs associated with mitigation of damages and remediation.
If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information, including nonpublic personal information related to shareholders (and their beneficial owners) and material nonpublic information. The systems we have implemented to manage risks relating to these types of events could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. The failure of these systems or of disaster recovery plans for any reason could cause significant interruptions in our and our Adviser’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to shareholders, material nonpublic information and other sensitive information in our possession.
A disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.
Third parties with which we do business may also be sources of cybersecurity or other technological risk. We outsource certain functions and these relationships allow for the storage and processing of our information, as well as client, counterparty, employee, and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction, or other cybersecurity incident that affects our data, resulting in increased costs and other consequences as described above. There is no assurance that any efforts to mitigate cybersecurity risks undertaken by us, our affiliates, or our or their respective third-party service providers will be effective.
The Fund is Subject to Risks Arising from Compliance with the SEC’s Regulation Best Interest.
Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Among other alternatives, listed BDCs may be reasonable alternatives to an investment in our Common Shares, and may feature characteristics like lower cost, less complexity, and lesser or different risks. Investments in listed securities also often involve nominal or zero commissions at the time of initial purchase. The impact of Regulation Best Interest on broker-dealers participating in our offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend this offering to retail customers. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objective and would result in our fixed operating costs representing a larger percentage of our gross income.
RISKS RELATING TO OUR INVESTMENTS
Investment risks generally.
An investment in the Fund involves a high degree of risk, including the risk that the entire amount invested may be lost. Any losses of the Fund will be borne solely by the shareholders. The Fund will invest in portfolio companies using strategies and investment techniques with significant risk characteristics, including risks arising from the volatility of global financial markets, the risks of leverage, the potential illiquidity of portfolio investments and portfolio company default risks. No guarantee or representation is made that the Fund’s investment program will be successful, that the Fund will achieve its targeted returns, or that there will be any return of capital invested to shareholders.

Senior Secured Loans and Senior Secured Bonds.
There is a risk that any collateral pledged by portfolio companies in which we take a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Such risks have become more pronounced due to rising interest rates and market volatility. To the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Similarly, investments in “last out” pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the “first out” piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should we be forced to enforce our remedies.
Unitranche Debt.
The Fund may also invest in unitranche debt, which is an instrument that combines senior secured debt and subordinated debt into a single debt instrument. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a heightened risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In addition, because unitranche loans are a newer form of debt instrument and they have not been fully evaluated through a credit cycle, they may subject the Fund to risks that cannot be fully identified at this time. Further, the complex terms of unitranche debt have not yet been widely tested in bankruptcy and workout situations. As a result, default and loss expectations are more difficult to estimate with respect to unitranche debt as compared to other forms of debt instruments such as senior loans and subordinated debt instruments. In particular, in a bankruptcy proceeding involving a unitranche loan, there is a risk that the entire unitranche loan will be viewed as a single secured claim. If the collateral is insufficient to secure the entire unitranche loan, it may be deemed as an unsecured claim in its entirety. The untested nature of unitranche loan arrangements also exposes the Fund to a heightened risk of litigation among the lender group in the event of bankruptcy.
Unfunded Loans.
The Fund’s investments may be comprised of loan commitments that are unfunded at the time of investment. A loan commitment is a written agreement in which the lender commits itself to make a loan or loans up to a specified amount within a specified time period. The loan commitment sets out the terms and conditions of the lender’s obligation to make the loans. The portion of the amount committed by a lender under a loan commitment that the borrower has not drawn down is referred to as “unfunded.” A lender typically is obligated to advance the unfunded amount of a loan commitment at the borrower’s request, subject to certain conditions regarding the creditworthiness of the borrower. Borrowers with deteriorating creditworthiness may continue to satisfy their contractual conditions and therefore be eligible to borrow at times when the lender might prefer not to lend. In addition, a lender may have assumptions as to when a company in which the Fund invests may draw on an unfunded loan commitment when the lender enters into the commitment. If the borrower does not draw as expected, the commitment may not prove as attractive an investment as originally anticipated. Further, any failure to advance requested funds to a company in which the Fund invests could result in possible assertions of offsets against amounts previously lent.

Loan Syndication Risk.
The Fund may originate loans with the intention of selling a portion of the Fund’s interests in such loans to co-investors
and/or third parties. In the event that the Fund does not or is unable to syndicate a loan or loans, the Fund may be forced to retain larger amounts of such loan or loans than originally intended. In such event, the Fund’s investment portfolio could become significantly concentrated in a particular loan or loans. In addition, the Adviser may receive fees as a result of the loan syndication. Unlike other fees described herein, which might be shared with the Fund through reductions or offsets against the Management Fees, syndication fees are retained by the Adviser.
The Fund has formed AMG Comvest Senior Lending Blocker MF SPV, LLC (“Subsidiary I”),
Subsidiary
II, and AMG Comvest SLF California, LLC (“Subsidiary III”), each a wholly-owned subsidiary (each of Subsidiary I, Subsidiary II, and Subsidiary III, a “Subsidiary,” and together with any additional wholly-owned and/or controlled (as defined in Section 2(a)(9) of the 1940 Act) subsidiaries, the “Subsidiaries”). The Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiaries. The Fund also complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) in respect of each Subsidiary (i.e., any borrowings of Subsidiary II are considered borrowings of the Fund for purposes of complying with the asset coverage requirements under the 1940 Act) and will comply with such requirements in respect of any newly formed Subsidiary on an aggregate basis with the Subsidiaries so that the Fund treats the Subsidiaries’ debt as its own for purposes of Section 18. In addition, any such Subsidiary complies (or will comply) with the 1940 Act provisions related to affiliated transactions and custody (Section 17). Any investment adviser to the Subsidiaries complies (or will comply) with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.
Subordinated Debt.
Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash
income. Because we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.
Equity Investments.
We may make select equity investments. In addition, in connection with
our debt investments, we on occasion may receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.
Preferred Securities.
Investments in preferred securities involve certain risks. Certain preferred securities contain provisions that allow an issuer under certain conditions to skip or defer distributions. If the Fund owns a preferred security that is deferring its distribution, the Fund may be required to include the amount of the deferred distribution in its taxable income for tax purposes although it does not currently receive such amount in cash. In order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid U.S. federal income and/or excise taxes at the Fund level, the Fund may be required to distribute this income to shareholders in the tax year in which the income is recognized (without a corresponding receipt of cash). Therefore, the Fund may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of cash income the Fund actually received, and to sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions. Preferred securities often are subject to legal provisions that allow for redemption in the event of certain tax or legal changes or at the issuer’s call. In the event of redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return. Preferred securities are subordinated to bonds and other debt securities in an issuer’s capital structure in terms of priority for corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt securities. Preferred securities may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities, such as common stocks, corporate debt securities and U.S. government securities.
Non-U.S. Securities.
We may invest in
non-U.S. securities,
which may include securities denominated in U.S. dollars or in
non-U.S. currencies,
to the extent permitted by the 1940 Act. Because evidence of ownership of such securities usually is held outside the United States, we would be subject to additional risks if we invested in
non-U.S. securities,
which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions, which might adversely affect or restrict the payment of principal and interest on the
non-U.S. securities
to shareholders located outside the country of the issuer, whether from currency blockage or otherwise. Because
non-U.S. securities
may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.
Loans Risk.
The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in herein, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Although certain loans in which the Fund may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment
of scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if the terms of a loan do not require the borrower to pledge additional collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.
Further, there is a risk that any collateral pledged by portfolio companies in which the Fund has taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent the Fund’s debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, the Fund’s security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Consequently, the fact that debt is secured does not guarantee that the Fund will receive principal and interest payments according to the debt’s terms, or at all, or that the Fund will be able to collect on the debt should it be forced to enforce remedies.
Loans are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. No active trading market may exist for some loans, and some loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value and thus cause a material decline in the Fund’s NAV. In addition, the Fund may not be able to readily dispose of its loans at prices that approximate those at which the Fund could sell such loans if they were more widely-traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of loans, the Fund’s yield may be lower.
Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of loans.
If legislation of state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.
If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the loan may be adversely affected.
The Fund may acquire loans through assignments or participations. The Fund will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.
A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances.
In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Fund expected when initially purchasing the participation.

The Fund also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.
Junior, Unsecured Securities.
Our strategy may entail acquiring securities that are junior or unsecured instruments. While this approach can facilitate obtaining control and then adding value through active management, it also means that certain of the Fund’s investments may be unsecured. If a portfolio company becomes financially distressed or insolvent and does not successfully reorganize, we will have no assurance (compared to those distressed securities investors that acquire only fully collateralized positions) that we will recover any of the principal that we have invested. Similarly, investments in “last out” pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the “first out” piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should it be forced to enforce its remedies.
While such junior or unsecured investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over the issuer’s assets, some or all of such terms may not be part of particular investments. Moreover, our ability to influence an issuer’s affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, we may not be able to take steps to protect investments in a timely manner or at all, and there can be no assurance that our rate of return objectives or any particular investment will be achieved. In addition, the debt securities in which we will invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and are not expected to be rated by a credit rating agency.
Early repayments of our investments may have a material adverse effect on our investment objectives. In addition, depending on fluctuations of the equity markets and other factors, warrants and other equity investments may become worthless.
There can be no assurance that attempts to provide downside protection through contractual or structural terms with respect to our investments will achieve their desired effect and potential investors should regard an investment in us as being speculative and having a high degree of risk. Furthermore, we have limited flexibility to negotiate terms when purchasing newly issued investments in connection with a syndication of mezzanine or certain other junior or subordinated investments or in the secondary market.
Mezzanine Loans.
Our mezzanine debt securities generally will have ratings or implied or imputed ratings below investment grade. They will be obligations of corporations, partnerships or other entities that are generally unsecured, typically are subordinated to other obligations of the obligor and generally have greater credit and liquidity risk than is typically associated with investment grade corporate obligations. Accordingly, the risks associated with mezzanine debt securities include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including a sustained period of rising interest rates or an economic downturn) may adversely affect the obligor’s ability to pay principal and interest on its debt. Many obligors on mezzanine debt securities are highly leveraged, and specific developments affecting such obligors, including reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations. Mezzanine debt securities are often issued in connection with leveraged acquisitions or recapitalizations, in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. Default rates for mezzanine debt securities have historically been higher than has been the case for investment grade securities.

A portion of the loans in which we may invest may be covenant-lite loans.
We may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower, as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan we hold begin to deteriorate in quality, our ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay our ability to seek to recover its investment.
Bridge Financings.
From time to time, we may lend to portfolio companies on a short-term, unsecured basis or otherwise invest on an interim basis in portfolio companies in anticipation of a future issuance of equity or long-term debt securities or other refinancing or syndication. Such bridge loans would typically be convertible into a more permanent, long-term security; however, for reasons not always in the Fund’s control, such long-term securities issuance or other refinancing or syndication may not occur and such bridge loans and interim investments may remain outstanding. In such event, the interest rate on such loans or the terms of such interim investments may not adequately reflect the risk associated with the position taken by the Fund.
Restructurings.
Investments in companies in workouts or bankruptcies present additional legal risks, including fraudulent conveyance, voidable preference and equitable subordination risks. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that we will correctly evaluate the value of the assets collateralizing our loans or the prospects for a successful reorganization or similar action.
Breach of Covenant.
The Fund will generally seek to obtain structural, covenant and other contractual protections with respect to the terms of its investments as determined appropriate under the circumstances. There can be no assurance that such attempts to provide downside protection with respect to its investments will achieve their desired effect and potential investors should regard an investment in the Fund as being speculative and having a high degree of risk.
Our investments in portfolio companies may be risky, and we could lose all or part of any of our investments.
Investments in middle market businesses are highly speculative and involve a high degree of risk of credit loss. These risks are likely to increase during volatile economic periods, such as the U.S. and many other economies have recently experienced. Among other things, these companies:

•
may have limited financial resources and may be unable to meet their obligations under their debt instruments that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees from subsidiaries or affiliates of our portfolio companies that we may have obtained in connection with our investment, as well as a corresponding decrease in the value of any equity components of our investments;

•
may have shorter operating histories, narrower product lines, smaller market shares and/or more significant customer concentrations than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•
are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

•
generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence;

•	may be targets of cybersecurity or other technological risks;

•	may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

•	generally have less publicly available information about their businesses, operations and financial condition.
In addition, in the course of providing significant managerial assistance to certain of our eligible portfolio companies, certain of our officers and Trustees may serve as directors on the boards of such companies, to the extent permitted under applicable law. We will be entitled to any fees payable by any of our portfolio companies for the services of our officers or Trustees as directors thereof. To the extent that litigation arises out of our investments in these companies, our officers and Trustees may be named as defendants in such litigation, which could result in an expenditure of funds (through our indemnification of such officers and Trustees) and the diversion of management time and resources.
Our investment strategy, which is focused primarily on privately held companies, presents certain challenges, including the lack of available information about these companies.
We invest primarily in privately held companies. There is generally little public information about these companies, and, as a result, we must rely on the ability of the Adviser to obtain adequate information to evaluate the potential returns from, and risks related to, investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Also, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. They are, thus, generally more vulnerable to economic downturns and may experience substantial variations in operating results. These factors could adversely affect our investment returns.
Our investments in securities rated below investment grade are speculative in nature and are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on changes in interest rates.
Our investments are almost entirely rated below investment grade or may be unrated, which are often referred to as “leveraged loans”, “high yield” or “junk” securities, and may be considered “high risk” compared to debt instruments that are rated investment grade. High yield securities are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations and involve major risk exposure to adverse conditions. In addition, high yield securities generally offer a higher current yield than that available from higher grade issues, but typically involve greater risk. These securities are especially sensitive to adverse changes in general economic conditions, to changes in the financial condition of their issuers and to price fluctuation in response to changes in interest rates.
During periods of economic downturn or rising interest rates, issuers of below investment grade instruments may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default.
Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated.
Our portfolio may be concentrated in a limited number of industries. A downturn in any particular industry in which we are invested could significantly impact the portfolio companies operating in that industry, and accordingly, the aggregate returns that we realize from our investment in such portfolio companies.

Specifically, companies in the business services industry are subject to general economic downturns and business cycles, and will often suffer reduced revenues and rate pressures during periods of economic uncertainty. In addition, companies in the software industry often have narrow product lines and small market shares. Because of rapid technological change, the average selling prices of products and some services provided by software companies have historically decreased over their productive lives. As a result, the average selling prices of products and services offered by software companies in which we invest may decrease over time. If an industry in which we have significant investments suffers from adverse business or economic conditions, as these industries have to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.
Defaults by our portfolio companies may harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold.
We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, even though we may have structured our investment as senior secured debt, depending on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize
our debt holding and subordinate all or a portion of our claim to claims of other creditors.
The lack of liquidity in our investments may adversely affect our business.
We invest, and will continue to invest, in companies whose securities are not publicly traded and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required or otherwise choose to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. Our investments are usually subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. Because most of our investments are illiquid, we may be unable to dispose of them in which case we could fail to qualify as a RIC and/or a BDC, or we may be unable to do so at a favorable price, and, as a result, we may suffer losses.
Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our NAV through increased net unrealized losses.
As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by our Board. For purposes of the 1940 Act, the Board has designated the Adviser as the Fund’s “valuation designee” under
Rule 2a-5
under the 1940 Act. The Board provides oversight of the Adviser’s fair value determinations of the Fund’s portfolio investments on a monthly basis in good faith, including investments that are not publicly traded and those whose market prices are not readily available. As part of the valuation process, the Adviser may take into account the following types of factors, if relevant, in determining the fair value of our investments:

•	a comparison of the portfolio company’s securities to publicly traded securities;

•	the enterprise value of a portfolio company;

•	the nature and realizable value of any collateral;

•	the portfolio company’s ability to make payments and its earnings and discounted cash flow;

•	the markets in which the portfolio company does business; and

•	changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.
When an external event such as a purchase transaction, public offering or subsequent sale occurs, we will use the pricing indicated by the external event to corroborate our valuation. We will record decreases in the market values or fair values of our investments as unrealized loss. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized losses in our portfolio. The effect of all of these factors on our portfolio may reduce our NAV by increasing net unrealized loss in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If we are unable to make
follow-on
investments in our portfolio companies, the value of our investment portfolio could be adversely affected.
Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as
“follow-on”
investments, in order to (i) increase or maintain in whole or in part our equity ownership percentage, (ii) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing or (iii) attempt to preserve or enhance the value of our investment. We may elect not to make follow-on
investments or may otherwise lack sufficient funds to make these investments. We have the discretion to make follow-on
investments, subject to the availability of capital resources. If we fail to make follow-on
investments, the continued viability of a portfolio company and our investment may, in some circumstances, be jeopardized and we could miss an opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on
investment, we may elect not to make a
follow-on
investment because we may not want to increase our concentration of risk, either because we prefer other opportunities or because we are subject to BDC requirements that would prevent such follow-on
investments or such
follow-on
investments would adversely impact our ability to maintain our RIC status.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
We can invest in portfolio companies at all levels of the capital structure. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest.
By their terms, these debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. In addition, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying the senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
The disposition of our investments may result in contingent liabilities.
Most of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.
There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.
Even though we may have structured certain of our investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize
our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken in rendering significant managerial assistance.
We may enter into repurchase agreements or reverse repurchase agreements.
Subject to our investment objectives and policies, we may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by us of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that we will sell the securities back to the institution at a fixed time in the future for the purchase price plus premium (which often reflects the interests). We do not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, we could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which we seek to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, we generally will seek to liquidate such collateral. However, the exercise of our right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, we could suffer a loss.
Subject to our investment objectives and policies, we invest in repurchase agreements as a seller, also known as a “reverse repurchase agreement.” Our use of reverse repurchase agreements involves many of the same risks involved in our use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional portfolio investments. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that we have sold but remains obligated to repurchase. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, we may be adversely affected. Also, in entering into reverse repurchase agreements, we would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, our NAV will decline, and, in some cases, we may be worse off than if we had not used such instruments.
We generally do not control our portfolio companies.
We generally do not control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants that limit the business and operations of our portfolio companies. As a result, we are subject to the risk that a portfolio company may make business decisions with which we disagree and the management of such company may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity of the investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event that we disagree with the actions of a portfolio company as readily as we would otherwise like to or at favorable prices which could decrease the value of our investments.
Economic recessions, downturns or government spending cuts could impair our portfolio companies and harm our operating results.
Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay its debt investments during these periods. Therefore, our non-performing
assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions also may decrease the value of collateral securing some of our debt investments and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.
Inflation could adversely affect the business, results of operations and financial condition of our portfolio companies.
Certain of our portfolio companies are in industries that could be impacted by inflation. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.
We may invest in derivatives or other assets that expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.
The Fund may invest in derivatives and other assets that are subject to many of the same types of risks related to the use of leverage. In October 2020, the SEC adopted Rule
18f-4
under the 1940 Act regarding the ability of a BDC to use derivatives and other transactions that create future payment or delivery obligations. Under Rule
18f-4,
BDCs that use derivatives are subject to a
value-at-risk
leverage limit, a derivatives risk management program and testing requirements and requirements related to board reporting. These requirements apply unless the BDC qualifies as a “limited derivatives user,” as defined under Rule
18f-4.
Under Rule
18f-4,
a BDC may enter into an unfunded commitment agreement (which may include delayed draw and revolving loans) that will not be deemed to be a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Collectively, these requirements may limit the Fund’s ability to use derivatives and/or enter into certain other financial contracts.
The Fund has adopted updated policies and procedures in compliance with Rule
18f-4.
The Fund expects to qualify as a “limited derivatives user.” Future legislation or rules may modify how the Fund treats derivatives and other financial arrangements for purposes of the Fund’s compliance with the leverage limitations of the 1940 Act. Future legislation or rules may modify how leverage is calculated under the 1940 Act and, therefore, may increase or decrease the amount of leverage currently available to the Fund under the 1940 Act, which may be materially adverse to the Fund and the Fund’s investors.

Risks associated with leverage.
The Fund may make use of leverage by incurring debt to finance a portion of its investment in a given portfolio company. Leverage generally magnifies both the Fund’s opportunities for gain and its risk of loss with regard to the Fund’s portfolio of investments. The cost and availability of leverage are highly dependent on the state of the broader credit markets (and such credit markets may be impacted by regulatory restrictions and guidelines), which state is difficult to accurately forecast, and at times it may be difficult to obtain or maintain the desired degree of leverage. The use of leverage will also result in interest expense and other costs to the Fund that may not be covered by distributions made to the Fund or appreciation of its investments. In a down market, leverage is likely to accelerate and magnify declines in the value of the Fund’s investments. The use of leverage exposes the Fund to additional risk including (i) greater losses from investments than would otherwise have been the case had the Fund not used leverage to make the investments; (ii) collateral requirements that may force premature liquidations of investment positions; and (iii) losses on investments where the investment fails to earn a return that equals or exceeds the Fund’s cost of leverage related to such investment. In the event of a sudden drop in value of the Fund’s assets, the Fund might not be able to liquidate assets quickly enough to repay its borrowings, further magnifying the losses incurred by the Fund. The Fund may also borrow money or guarantee indebtedness (such as a guarantee of a portfolio company’s debt). In addition, to the extent the Fund incurs leverage, such amounts may be secured by the Fund’s aggregated committed capital. The terms of any debt incurred by the Fund may require that the lender be repaid on a priority basis prior to any distributions by the Fund. In addition, lenders to the Fund may have a security interest in the assets of the Fund. Any such lender may also hold liens granted by the Fund on its assets. In the event of an unremedied default by the Fund under any such arrangement, a lender may have the right to receive and take possession of, and then to liquidate, its pro rata interest of each asset of the Fund.
We may be subject to additional risks if we invest in foreign securities and/or engage in hedging transactions.
The 1940 Act generally requires that 70.0% of our investments be in issuers each of whom is organized under the laws of, and has its principal place of business in, any state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands or any other possession of the United States. Our investment strategy does not presently contemplate significant investments in securities of
non-U.S. companies.
However, we may desire to make such investments, to the extent that such transactions and investments are permitted under the 1940 Act. We expect that these investments would focus on the same types of investments that we make in U.S. middle market companies and accordingly would be complementary to our overall strategy and enhance the diversity of our holdings. Investing in foreign companies could expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Investments denominated in foreign currencies would be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.
Engaging in hedging transactions would also, indirectly, entail additional risks to our shareholders. Although it is not currently anticipated that we would engage in hedging transactions as a principal investment strategy, if we determined to engage in hedging transactions, we generally would seek to hedge against fluctuations of the relative values of our portfolio positions from changes in market interest rates or currency exchange rates. Hedging against a decline in the values of our portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of the positions declined.

However, such hedging could establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions.
These hedging transactions could also limit the opportunity for gain if the values of the underlying portfolio positions increased. Moreover, it might not be possible to hedge against an exchange rate or interest rate fluctuation that was so generally anticipated that we would not be able to enter into a hedging transaction at an acceptable price. If we choose to engage in hedging transactions, there can be no assurances that we will achieve the intended benefits of such transactions and, depending on the degree of exposure such transactions could create, such transactions may expose us to risk of loss.
While we may enter into these types of transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates could result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged could vary. Moreover, for a variety of reasons, we might not seek to establish a perfect correlation between the hedging instruments and the portfolio holdings being hedged. Any imperfect correlation could prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it might not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in
non-U.S. currencies
because the value of those securities would likely fluctuate as a result of factors not related to currency fluctuations.
Transactions denominated in foreign currencies subject us to foreign currency risks.
We may hold or acquire assets or make borrowings denominated in other foreign currencies, which exposes us to foreign currency risk. As a result, a change in foreign currency exchange rates may have an adverse impact on the valuation of our assets or liabilities, as well as our income and cash flows. As a result of foreign currency fluctuations, the value of our liabilities and expenses may increase or the value of our assets and income may decrease due to factors outside of our control, which can have a negative effect on our NAV and cash available for distribution. Any such changes in foreign currency exchange rates may impact the measurement of such assets or liabilities for purposes of maintaining RIC tax treatment or the requirements under the 1940 Act. We may seek to hedge against currency exchange rate fluctuations by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act, but there is no guarantee such efforts will be successful and such hedging strategies create additional costs.
Prepayment Risk.
Loans are generally prepayable in whole or in part at any time at the option of the obligor at par plus accrued and unpaid interest thereon, and occasionally plus a prepayment premium. Prepayments on loans may be caused by a variety of factors which are often difficult to predict. Consequently, there exists a risk that loans purchased at a price greater than par may experience a capital loss as a result of such a prepayment. When credit market conditions become more attractive to obligors, the rate of prepayment of the Fund’s assets would be expected to increase as obligors refinance to take advantage of such improved conditions, which may negatively impact the Fund. Additionally, the Fund may be unable to reinvest any prepaid loan amounts into other similarly situated investment opportunities or at all. To the extent early prepayments increase, they may have a material adverse effect on the Fund’s investment objectives and profits.
Priority of Repayment.
The characterization of an investment as senior debt or senior secured debt does not mean that such debt will necessarily have repayment priority with respect to all other obligations of a borrower. Borrowers may have, and/or may be permitted to incur, other debt and liabilities that rank equally with or senior to the senior loans in which the Fund invests. If other indebtedness is incurred that ranks in parity in right of payment or proceeds of collateral with respect to senior loans in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors in the event of a liquidation, reorganization, insolvency, dissolution or bankruptcy of such a borrower. Where the Fund holds a first lien to secure senior indebtedness, the borrowers may be permitted to issue other senior loans with liens that rank junior to the first liens granted to the Fund. The intercreditor rights of the holders of such other junior lien debt may, in any liquidation, reorganization, insolvency, dissolution or bankruptcy of such a borrower, affect the recovery that the Fund would have been able to achieve in the absence of such other debt.
Even where the senior loans held by the Fund are secured by a perfected lien over a substantial portion of the assets of a borrower and its subsidiaries, the borrower and its subsidiaries will often be able to incur a substantial amount of additional indebtedness, which may have an exclusive lien over particular assets. For example, debt and other liabilities incurred by non-guarantor
subsidiaries of borrowers will be structurally senior to the debt held by the Fund. Accordingly, any such debt and other liabilities of such subsidiaries would, in the event of liquidation, dissolution, insolvency, reorganization or bankruptcy of such subsidiary, be repaid in full before any distributions to an obligor of the loans held by the Fund. Furthermore, these other assets over which other lenders have a lien may be substantially more liquid or valuable than the assets over which the Fund has a lien. The Fund’s investments in second-lien secured debt would further compound the risks described in this paragraph.
Enforcement Delays.
The terms of the Fund’s investments may provide that the Fund is not able to bring an enforcement action against the relevant borrower until a prescribed period after a default by that borrower has elapsed. The financial strength of the borrower may, however, continue to deteriorate during this standstill period, thereby potentially affecting the Fund’s ability to recover all (or any) of their investment.
Fraud, Misrepresentation or Omission by a Borrower.
The value of an investment made by the Fund may be affected by fraud, misrepresentation or omission on the part of the borrower to which the loan relates, by parties related to the borrower or by other parties to the loan (or related collateral and security arrangements). Such fraud, misrepresentation or omission may adversely affect the value of the collateral underlying the loan in question or may adversely affect the Fund’s ability to enforce their contractual rights under the loan or for the borrower of the loan to repay the loan or interest on it or its other debts.
Assignments.
The Fund may also purchase assignments, which are arrangements whereby a creditor assigns an interest in a loan to the Fund. The purchaser of an assignment typically succeeds to all the rights and obligations of the assignor of the loan and becomes a lender under the loan agreement and other operative agreements relating to the portfolio investment. Assignments are, however, arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assignor of the loan. In contrast to the rights of the Fund as an owner of a participation, as described below, the Fund, as an assignee, will generally have the right to receive directly from the obligor all payments of principal, interest and any fees to which it is entitled. In some assignments, the obligor may have the right to continue to make payments to the assignor with respect to the assigned portion of the loan. In such a case, the assignor would be obligated to receive such payments as agent for the Fund and to promptly pay over to the Fund such amounts as are received. As a purchaser of an assignment, the Fund typically will have the same voting rights as other lenders under the applicable loan agreement and will have the right to vote to waive enforcement of breaches of covenants. The Fund will also have the same rights as other lenders to enforce compliance by the obligor with the terms of the loan agreement, to set off claims against the obligor and to have recourse to collateral supporting the portfolio investment. As a result, the Fund may not bear the credit risk of the assignor and the insolvency of an assignor of a loan should have little effect on the ability of the Fund to continue to receive payments of principal, interest or fees from the obligor. The Fund will, however, assume the credit risk of the obligor.
Loan Participations.
The Fund may invest in loans acquired through assignment or participations. In purchasing a participation, the Fund may only have a contractual relationship with the selling institution, and not the borrower. The Fund generally will have no right directly to enforce compliance by the borrower with the terms of any such loan agreement, nor any rights of set-off
against the borrower, nor will it have the right to object to certain changes to the loan agreement agreed to by the selling institution. The Fund may not directly benefit from the collateral supporting the related secured loan and may not be subject to any rights of set-off
the borrower has against the selling institution. In the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the secured loan. Consequently, the Fund may be subject to the credit risk of the selling institution as well as of the borrower.
Warrants.
The Fund may receive warrants and, in certain circumstances, may be required to exercise such warrants in order to hold the underlying securities. The Fund would seek to negotiate “cashless” exercise for all warrants that it receives, whereby no investment will be required to convert;
however
, on occasion it may not be possible to negotiate such “cashless” exercise, and the Fund may be required to invest cash to convert warrants and hold underlying securities, which may subsequently lose some or all of their value.
Environmental, Social, and Governance (“ESG”) Risk.
The Fund faces increasing public scrutiny related to ESG activities. The Fund risks damage to its brand and reputation if it fails to act responsibly with respect to environmental stewardship, corporate governance and transparency and considering ESG factors in its investment processes. Adverse incidents with respect to ESG activities could impact the value of the Fund’s brand, the cost of its operations and relationships with shareholders, all of which could adversely affect the business and results of operations. Additionally, new regulatory initiatives related to ESG could adversely affect the Fund’s business.
RISKS RELATING TO OUR SECURITIES
Investing in our Common Shares may involve an above average degree of risk.
The investments we may make may result in a higher amount of risk, volatility or loss of principal than alternative investment options. These investments in portfolio companies may be highly speculative and aggressive, and therefore, an investment in our Common Shares may not be suitable for investors with lower risk tolerance.
An investment in our Common Shares will have limited liquidity.
An investment in the Fund should be viewed as illiquid and requires a long-term commitment with no certainty of return. The market value of investments will fluctuate with, among other things, changes in market rates of interest, general economic conditions, economic conditions in particular industries, the condition of financial markets and the financial condition of the obligors of the investments. In addition, the lack of an established, liquid secondary market for some investments may have an adverse effect on the market value of those investments and on our ability to dispose of them. It is uncertain as to when profits, if any, will be realized. Losses on unsuccessful investments may be realized before gains on successful investments are realized.

Our Common Shares constitute illiquid investments for which there is not, and will likely not be, a secondary market at any time prior to a public offering and listing of our Common Shares on a national securities exchange. Although we may in the future, there can be no guarantee that we will conduct a public offering and list our Common Shares on a national securities exchange. An investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund. Except in limited circumstances for legal or regulatory purposes, shareholders are not entitled to redeem their Common Shares. Shareholders must be prepared to bear the economic risk of an investment in our Common Shares for an extended period of time.
You may not receive distributions or our distributions may decline or may not grow over time.
We cannot assure you that we will achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions or year-to-year
increases in cash distributions. In particular, our future distributions are dependent upon the investment income we receive on our portfolio investments. To the extent such investment income declines, our ability to pay future distributions may be harmed.
Our Common Shares are registered under the Exchange Act and therefore shareholders may be subject to certain filing requirements.
Because our Common Shares are registered under the Exchange Act, ownership information for any person who beneficially owns more than 5% of our Common Shares will have to be disclosed in a Schedule 13G or other filings with the SEC. Beneficial ownership for these purposes is determined in accordance with the rules of the SEC, and includes having voting or investment power over the securities. In some circumstances, our shareholders who choose to reinvest their dividends may see their percentage stake in us increased to more than 5%, thus triggering this filing requirement. Each shareholder is responsible for determining their filing obligations and preparing the filings. In addition, our shareholders who hold more than 10% of a class of our Common Shares may be subject to Section 16(b) of the Exchange Act, which recaptures for our benefit profits from the purchase and sale of registered stock within a six-month
period.
We do not currently intend for our Common Shares to be listed on any national securities exchange.
There is currently no public market for our Common Shares, and a market for our Common Shares may never develop. Our shareholders generally may not sell, assign or transfer their Common Shares without prior written consent of the Adviser, which the Adviser may grant or withhold in its sole discretion.
Except in limited circumstances for legal or regulatory purposes, our shareholders are not entitled to redeem their Common Shares. Our shareholders must be prepared to bear the economic risk of an investment in our Common Shares for an indefinite period of time. While we may in the future undertake to list our securities on a national securities exchange, there can be no assurance that such a listing will be successfully completed. Furthermore, an exchange listing does not ensure that an actual market will develop for a listed security.
The foregoing list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Fund. Each prospective Fund investor should read this entire prospectus and consult with its advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different risk factors.
ESTIMATED USE OF PROCEEDS
We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into and (3) fund repurchases under our share repurchase program. Generally, our policy will be to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering.
We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, and in any event generally within 90 days of each subscription closing. However, depending on market conditions and other factors, including the availability of investments that meet our investment objective, we may be unable to invest such proceeds within the time period we anticipate. Pending such investment, we may have a greater allocation to syndicated loans or other liquid investments than we otherwise would or we may make investments in cash or cash equivalents (such as U.S. government securities or certain high quality debt instruments).
We estimate that we will incur approximately $3,206,928 of organizational and offering expenses (excluding the shareholder servicing and/or distribution fee) (“O&O Expenses”) in connection with this offering, or approximately 0.16% of the gross proceeds, assuming maximum gross proceeds of $2,000,000,000. Pursuant to the Second Amended and Restated Expense Limitation and Reimbursement Agreement, the Adviser and the Administrator are obligated to pay, absorb or reimburse all of our Operating Expenses (as defined herein) (x) above 1.25% of the value of the Fund’s quarterly net assets as of the beginning of the first calendar day of the applicable quarter adjusted for any share issuances or repurchases during the applicable quarter during the period of time that the Fund operated as a privately offered, non-traded
BDC and (y) above 1.25% of the value of the Fund’s monthly net assets as of the beginning of the first calendar day of the applicable month adjusted for any share issuances or repurchases during the applicable month during the period of time that the Fund operates as a publicly-offered, non-traded
BDC. Operating Expenses shall not include any fees payable to the Adviser by the Fund under the Advisory Agreement, interest expenses and other financing costs, portfolio transaction and other investment-related costs, shareholder servicing and/or distribution fees, taxes, acquired fund fees and expenses, and any other extraordinary expenses not incurred in the ordinary course of the Fund’s business (including, without limitation, litigation expenses). Any Required Expense Payment (as defined herein) must be paid by the Adviser and Administrator to us in any combination of cash or other immediately available funds and/or offset against amounts due from us to the Adviser, the Administrator, Comvest Partners or its affiliates. Any Expense Payment (as defined herein) shall be shared 50/50 between the Adviser and the Administrator. We will be obligated to reimburse the Adviser and Administrator for such advanced expenses only if certain conditions are met. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Any reimbursements will not exceed actual expenses incurred by the Adviser or Administrator and their affiliates.
The following tables set forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided assuming that the Fund sells the maximum number of shares registered in this offering, or 78,647,267.01 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of our Common Shares and the actual number of shares we sell in this offering. The table below assumes that shares are sold at the offering price as of March 31, 2025 of $25.43 per share. Such amount is subject to increase or decrease based upon our NAV per share.
The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the maximum offering amount of $2,000,000,000. The tables assume that 1/4 of our gross offering proceeds are from the sale of Class S shares, 1/4 of our gross offering proceeds are from the sale of Class D shares, 1/4 of our gross offering proceeds are from the sale of Class I shares, and that 1/4 of our gross offering proceeds are from the sale of Class F shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Maximum Offering of $500,000,000 in Class S shares
Gross Proceeds (1)	$500,000,000.00	100.00%
Upfront Sales Load (2)	$0	0.00%
Organization and Offering Expenses (3)	$801,732.06	0.16%

Net Proceeds Available for Investment	$499,198,267.95	99.84%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Maximum Offering of $500,000,000 in Class D shares
Gross Proceeds (1)	$500,000,000.00	100.00%
Upfront Sales Load (2)	$0	0.00%
Organization and Offering Expenses (3)	$801,732.06	0.16%

Net Proceeds Available for Investment	$499,198,267.95	99.84%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class F shares.

	Maximum Offering of $500,000,000 in Class F shares
Gross Proceeds (1)	$500,000,000.00	100.00%
Upfront Sales Load (2)	$0	0.00%
Organization and Offering Expenses (3)	$801,732.06	0.16%

Net Proceeds Available for Investment	$499,198,267.95	99.84%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Offering of $500,000,000 in Class I shares
Gross Proceeds (1)	$500,000,000.00	100.00%
Upfront Sales Load (2)	$0	0.00%
Organization and Offering Expenses (3)	$801,732.06	0.16%

Net Proceeds Available for Investment	$499,198,267.95	99.84%

(1)
We intend to conduct a continuous offering of an unlimited number of shares of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)
No upfront sales load will be paid with respect to Class S shares, Class D shares, Class I shares or Class F shares; however, if you buy Class S shares, Class D shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 1.5% cap on NAV for Class D shares, and a 2.0% cap on NAV for Class F shares. We will pay the following shareholder servicing and/or distribution fees to the Managing

Dealer and/or a participating broker, subject to FINRA limitations on underwriting compensation: (a) for Class S shares only, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares, (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, and (c) for Class F shares only, a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class F shares, in each case, payable monthly. The total amount that will be paid over time for shareholder servicing and/or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. We will cease paying the shareholder servicing and/ or distribution fee on the Class S, Class D and Class F shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the Multi-Class Order, at the end of the month in which the Managing Dealer in conjunction with the Transfer Agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid would exceed, in the aggregate, 10% of the gross proceeds of the Fund (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S, Class D and Class F shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S, Class D or Class F shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S, Class D or Class F shares. See “Plan of Distribution.”
(3)
The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organization and offering expenses we may incur.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The information in management’s discussion and analysis of financial conditions and results of operations relates to the Fund. Unless stated otherwise, the dollar amounts disclosed in this Management’s Discussion & Analysis of Financial Condition and Results of Operations section are presented in thousands.
Overview
The Fund is an externally managed, diversified,
closed-end
management investment company that has elected to be regulated as a BDC under the 1940 Act and has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a RIC under Subchapter M of the Code. The Fund was formed as Comvest Credit Partners BDC Fund, L.P. on June 28, 2023 as a limited partnership under the laws of the State of Delaware. The Fund changed its name to AMG Comvest Senior Lending Fund on October 23, 2023 and converted to a Delaware statutory trust by operation of law on October 24, 2023. The Fund commenced operations on September 29, 2023 (“Inception Date”) and commenced investment operations on October 18, 2023.
The Fund previously offered its common shares pursuant to the terms set forth in the Fund’s Confidential Private Placement Memorandum and subscription agreements that it entered into with investors in connection with its private offering of common shares (the “Private Offering”). The common shares in the Private Offering were sold under the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), only to investors that are “accredited investors” in accordance with Rule 506 of Regulation D promulgated under the Securities Act, and other exemptions of similar import in the laws of the states and jurisdictions where the Private Offering was made. The Fund’s final Closing under the Private Offering occurred on December 13, 2024. All Common Shares issued under the Private Offering are now classified as Class I shares.
On December 13, 2024, the Fund received a notice of effectiveness related to the Fund’s
N-2
Registration Statement (the “Registration Statement”). Pursuant to the Registration Statement, the Fund intends to publicly offer on a continuous basis up to $2.0 billion of the Common Shares (the “Public Offering”).
On March 14, 2025, the SEC issued the Fund the Multi-Class Order, which permits the Fund to offer multiple classes of its Common Shares. Under the Multi-Class Order, the Fund may issue Class S, Class D, Class F and Class I shares.
The Fund is managed by the Adviser, a Delaware limited liability company and an affiliate of Comvest Capital Advisors LLC and Comvest Credit Advisors LLC (collectively, “Comvest Partners”). The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). The Adviser oversees the management of the Fund’s activities and is responsible for making investment decisions with respect to the Fund’s portfolio.
Our investment objective is to generate current income and capital appreciation. Our primary focus is to provide risk-adjusted returns and current income to investors by investing primarily in middle-market companies with EBITDA generally between $10 million and $100 million within a wide range of industries, although the Fund intends to focus on industries in which the Adviser and its affiliates have investing experience and access to operating resources, including but not limited to healthcare, financial services, business & technology services, industrials, consumer products, and franchisors/retail.
On March 11, 2024, the Fund established Subsidiary I, a wholly-owned subsidiary and Delaware limited liability company to hold equity securities of portfolio companies organized as a pass-through entity while continuing to satisfy the requirements of a RIC under the Code.

On April 15, 2024, the Fund established Subsidiary II, a wholly-owned financing subsidiary and Delaware limited liability company, for the purpose of holding pledged investments as collateral under a Secured Loan Facility (as defined below). Subsidiary II is a disregarded tax entity for tax purposes.
On May 30, 2024, the Fund established Subsidiary III, a wholly-owned subsidiary and Delaware limited liability company, which has been established to acquire investments in the State of California, as required by California law. Subsidiary III is a disregarded tax entity for tax purposes.
Portfolio and Investment Activity
During the year ended December 31, 2024, we made $385,242 of investments in new portfolio companies and had $6,034 in aggregate amount of sales and repayments, resulting in net investments of $379,208 for the period. The total portfolio of debt investments at fair value consisted of 100% bearing variable interest rates and 0% bearing fixed interest rates.
During the period from September 29, 2023 (Inception Date) through December 31, 2023, we made $18.2 million of investments in new portfolio companies and had $51,000 in aggregate amount of sales and repayments, resulting in net investments of $18.2 million for the period. The total portfolio of debt investments at fair value consisted of 100% bearing variable interest rates and 0% bearing fixed interest rates.
Our portfolio composition, based on fair value at December 31, 2024, was as follows:

	Percentage of Total Portfolio	Weighted Average Current Yield for Total Portfolio
First Lien Senior Secured	96.2%	9.9%
Equity	1.5%	—
Warrants	0.0%	—
Cash Equivalents	2.3%	—

Total	100.0%	9.9%

Our portfolio composition, based on fair value at December 31, 2023, was as follows:

	Percentage of Total Portfolio	Weighted Average Current Yield for Total Portfolio
First Lien Senior Secured	100%	11.8%

Total	100%	11.8%
As of December 31, 2024, the Fund’s top five industry concentrations were Capital Goods, Health Care Equipment & Services, Financial Services, Consumer Services, and Insurance. On December 31, 2024, our portfolio consisted of 51 portfolio companies and was invested 98.5% in first lien loans and 1.5% in equity investments. The fair value of our investments was approximately $399,268 on December 31, 2024.

The following summarizes our portfolio company investments and the industries in which we were invested as of December 31, 2024, calculated as a percentage of fair value as of December 31, 2024:

Portfolio Company	Fair Value	Percentage of Total Investments at Fair Value
Allbridge	$1,781	0.4%
Armanino	13,469	3.4%
Baker Hill	1,042	0.3%
Batteries Plus	476	0.1%
Billhighway	1,021	0.2%
BKH	2,033	0.5%
Bradford Health Services	1,986	0.5%
Cardiovascular Logistics	1,190	0.3%
CheckedUp, Inc.	1,193	0.3%
CrossLink	10,937	2.7%
CyberMaxx	7,790	2.0%
D4C Dental Brands	19,563	4.9%
Diesco Industries 2	25,016	6.3%
Discovery	2,475	0.6%
Firebirds	650	0.2%
FloWorks	19,056	4.8%
Giving Home Health Care	7,295	1.8%
Global School Management	13,751	3.4%
GoAuto	4,593	1.1%
Hasa	1,382	0.3%
Help at Home	9,919	2.5%
Hometown Food Company	14,600	3.7%
Hornblower	3,101	0.8%
iCreditWorks	4,900	1.2%
InXpress	2,020	0.5%
KCK NAV	21,092	5.3%
Kemper Sports Management	2,253	0.6%
M2S	10,305	2.6%
National Debt Relief	1,426	0.4%
Nuclear Care Partners	7,338	1.8%
Obra Casualty	23,479	5.9%
Ojos Locos 3	1,435	0.4%
OmniMax	16,132	4.0%
Pediatric Home Services	9,900	2.5%
PetVet	13,127	3.3%
Planet DDS	257	0.1%
Priority Holdings	8,383	2.1%
Pro Food Solutions	12,990	3.2%
Rails International	12,731	3.2%
Rialto	19,133	4.8%
Seatex	7,948	2.0%
Select Rehabilitation, LLC	1,483	0.4%
Senior Helpers	3,519	0.9%
Senior Support Holdings	426	0.1%
Solidcore	16,093	4.0%
Spartan Fitness	5,641	1.4%

Portfolio Company	Fair Value	Percentage of Total Investments at Fair Value
Splash Car Wash	354	0.1%
Sportime	8,031	2.0%
Total Fleet Solutions	5,662	1.4%
WildBrain	18,035	4.5%
XDimensional Technologies	856	0.2%

Total	$399,268	100.0%

Industry (1)	Investments and Cash Equivalents at Fair Value	Percentage of Fair Value
Capital Goods	$79,839	19.5%
Health Care Equipment & Services	78,221	19.1%
Financial Services	50,034	12.2%
Consumer Services	49,887	12.2%
Insurance	28,072	6.9%
Consumer Staples Distribution & Retail	27,590	6.8%
Software & Services	26,803	6.6%
Media & Entertainment	19,228	4.7%
Commercial & Professional Services	19,131	4.7%
Consumer Durables & Apparel	12,731	3.1%
Cash Equivalents	9,471	2.3%
Transportation	5,121	1.3%
Telecommunication Services	1,781	0.4%
Technology Hardware & Equipment	476	0.1%
Consumer Discretionary Distribution & Retail	354	0.1%

	$408,739	100.0%

(1)
The company reclassified certain industry groupings of its portfolio companies presented in the consolidated financial statements as of December 31, 2024 to align with Global Industry Classification Standards (“GICS”), where applicable. These reclassifications had no impact on the Consolidated Statement of Assets and Liabilities as of December 31, 2024.

As of December 31, 2023, the Fund’s top five industry concentrations were Consumer Services, Health Care Providers & Services, Software & Services, Capital Goods, and Diversified Financials. On December 31, 2023, our portfolio consisted of 15 portfolio companies and was invested 100% in first lien loans. The fair value of our investments was approximately $18.3 million on December 31, 2023.

The following summarizes our portfolio company investments and the industries in which we were invested as of December 31, 2023, calculated as a percentage of fair value as of December 31, 2023:

Portfolio Company	Fair Value	Percentage of Total Investments at Fair Value
Baker Hill	$1,034	5.7%
Batteries Plus Holding Corporation	479	2.6%
BKH	2,093	11.4%
Bradford Health Services	2,006	11.0%
Cardiovascular Logistics	1,186	6.5%
CheckedUp	1,169	6.4%
Firebirds	636	3.5%
Hasa	1,411	7.7%
Kemper Sports Management	2,259	12.3%
National Debt Relief	1,296	7.1%
Ojos Locos 3	1,460	8.0%
Planet DDS	247	1.4%
Select Rehabilitation, LLC	1,853	10.0%
Splash Car Wash	320	1.8%
XDimensional Technologies	832	4.6%

Total	$18,281	100.0%

Industry	Investments at Fair Value	Percentage of Total Portfolio
Consumer Services	$7,247	39.6%
Health Care Providers & Services	5,045	27.6
Software & Services	1,866	10.2
Capital Goods	1,411	7.7
Diversified Financials	1,296	7.1
Technology Hardware & Equipment	1,169	6.4
Health Care Technology	247	1.4

	$18,281	100.0%

Portfolio Asset Quality
Our Adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Adviser grades the credit risk of all debt investments on a scale of 1 to 6 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio debt investment relative to the inherent risk at the time the original debt investment was made (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors.

Loan Rating	Summary Description
1	Investments that are performing at or above expectations. No issues or foreseen issues on performance, covenants, liquidity, etc. The credit is expected to be repaid at or prior to maturity through available cash flow or to be refinanced.

2	Investments that are performing substantially within our expectations, with the risks remaining neutral or favorable. All new loans are initially rated 2. The credit is expected to be repaid at or prior to maturity through available cash flow or to be refinanced by a third party.

Loan Rating	Summary Description

3	Investments that are performing below our expectations and that require closer monitoring, but where we expect no loss of investment return or principal.

4	Investments that are performing below our expectations and for which risk has increased since the original investment. Although the loan is underperforming, there is not a high likelihood of any loss of principal or interest but there may be a possibility for equity returns, one-time
fees or capitalized interest (if applicable) to be implied.

5	Investments that are performing substantially below our expectations and whose risks have increased substantially since the original investment. Typically, the borrower will be in default, or the loan will have been modified to address a default or the loan may be past due.

6	Investments that are performing poorly; it is unlikely that the enterprise or asset values currently exceed the debt and/or material reduction in enterprise value is reasonably foreseen.
The Adviser focuses on downside protection by leveraging existing rights available under the credit documents; however, for investments that are significantly underperforming, which may need to be restructured, the Adviser’s workout team partners with the investment team and all material amendments, waivers and restructurings require the approval of a majority of the Investment Committee.
The weighted average risk rating of our investments based on fair value was 2.0 as of December 31, 2024. As of December 31, 2024, the Fund had one portfolio company on non-accrual
status. Refer to Note 2—Summary of Significant Accounting Policies for additional details regarding the Fund’s non-accrual
policy.
The following table shows the distribution of our investments on the 1 to 6 investment rating scale at fair value as of December 31, 2024:

Investment Rating (in thousands)	Cost	Percent	Fair Value	Percent
Investment Rating 1	$—	—%	$—	—%
Investment Rating 2	395,825	99.5	397,785	99.6
Investment Rating 3	—	—	—	—
Investment Rating 4	—	—	—	—
Investment Rating 5	1,918	0.5	1,483	0.4
Investment Rating 6	—	—	—	—

	$397,743	100.0%	$399,268	100.0%

The weighted average risk rating of our investments based on fair value was 2.1 as of December 31, 2023. As of December 31, 2023, the Fund had no portfolio companies on non-accrual
status. Refer to Note 2—Summary of Significant Accounting Policies for additional details regarding the Fund’s non-accrual
policy.
The following table shows the distribution of our investments on the 1 to 6 investment rating scale at fair value as of December 31, 2023:

Investment Rating (in thousands)	Cost	Percent	Fair Value	Percent
Investment Rating 1	$—	—%	$—	—%
Investment Rating 2	16,362	89.4%	16,428	89.9%
Investment Rating 3	1,936	10.6%	1,853	10.1%
Investment Rating 4	—	—%	—	—%
Investment Rating 5	—	—%	—	—%
Investment Rating 6	—	—%	—	—%

	$18,298	100.0%	$18,281	100.0%

The following table shows the amortized cost and fair value of our performing and non-accrual
investments as of December 31, 2024.

Portfolio Company	Amortized Cost	Fair Value
Performing	$395,825	$397,785
Non-accrual (1)	1,918	1,483

Total	$397,743	$399,268

(1)
During the year ended December 31, 2024, Select Rehabilitation, LLC was on non-accrual
status as of October 1, 2024, as reflected in the Consolidated Schedule of Investments. Under GAAP, we will not recognize cash and PIK interest income on such investments for financial reporting purposes.

RESULTS OF OPERATIONS
Our operating results for the year ended December 31, 2024 and the fiscal period ended December 31, 2023, were as follows (dollars in thousands):

	For the Year Ended December 31, 2024	For the Period September 29, 2023 (Inception Date) through December 31, 2023
Total investment income	$12,316	$496
Less: Net expenses	6,291	57

Net investment income	6,025	439
Net realized gains (loss) on investments	—	—
Net change in unrealized income (losses) on investments	1,517	(17)

Net increase (decrease) in net assets resulting from operations	$7,542	$422

Investment Income
Investment income for the year ended December 31, 2024, was driven by deployment of capital and interest income from our investments. Investment income for the fiscal period ended December 31, 2023, was driven by deployment of capital and interest income from our investments. The composition of our investment income for the year ended December 31, 2024 and the fiscal period ended December 31, 2023, was as follows (dollars in thousands):

	For the Year Ended December 31, 2024	For the Period September 29, 2023 (Inception Date) through December 31, 2023
Interest from investments	$12,047	$484
Fee income	269	12

Total investment income	$12,316	$496

Operating Expenses
The composition of our operating expenses for the year ended December 31, 2024, was as follows (dollars in thousands):

For the Year Ended December 31, 2024
Management fees	$1,016
Incentive fees	816
Administrative expenses	203
Interest expense	3,191
Professional fees	1,972
Trustees’ fees	199
Organizational and offering expenses	784
Other general expenses	846
Repayments of prior reimbursements (Note 4)	271
Fee waivers	(156)
Incentive fee waiver	(81)
Expense reimbursement	(2,770)

Net expenses	$6,291
The composition of our operating expenses for the fiscal period ended December 31, 2023, was as follows (dollars in thousands):

For the Period September 29, 2023 (Inception Date) through December 31, 2023
Management fees	$48
Incentive fees	55
Administrative expenses	10
Professional fees	350
Trustees’ fees	28
Organizational and offering expenses	745
Other general expenses	102
Fee waivers	(58)
Incentive fee waiver	(55)
Expense reimbursement	(1,168)

Net expenses	$57

Net Realized Gains (Losses) and Net Change in Unrealized Gains (Losses) on Investments
Net realized gains (losses) and net change in unrealized gains (losses) on investments for the year ended December 31, 2024, were as follows (dollars in thousands):

For the Year Ended December 31, 2024
Net realized gains (losses)
Non-controlled, Non-affiliate investments	$—

Total net realized gains (losses)	—
Net change in unrealized gains (losses) on investments
Non-controlled, non-affiliated investments	1,542
Net change in deferred tax liability	(25)

Total net change in unrealized gains (losses) on investments	1,517

Total net realized and unrealized gains (losses)	$1,517

Net realized gains (losses) and net change in unrealized gains (losses) on investments for the fiscal period ended December 31, 2023, were as follows (dollars in thousands):

For the Period September 29, 2023 (Inception Date) through December 31, 2023
Net realized gains (losses)
Non-controlled, Non-affiliate investments	$—

Total net realized gains (losses)	—
Net change in unrealized gains (losses) on investments
Non-controlled, non-affiliated investments	(17)

Total net change in unrealized gains (losses) on investments	(17)

Total net realized and unrealized gains (losses)	$(17)

Recent Developments
None.
Liquidity and Capital Resources
We generate cash from (1) drawing down capital in respect of Shares, (2) cash flows from investments and operations and (3) borrowings from banks or other lenders.
As of December 31, 2024, we are party to the Secured Loan Facility, as described in more detail in Note 6—Borrowings.
Our primary uses of cash are to originate (1) investments in portfolio companies and other investments to comply with certain portfolio diversification requirements, (2) to fund the cost of operations (including expenses, the Management Fee and, to the extent permitted under the 1940 Act, any indemnification obligations), (3) debt service of any borrowings and (4) cash distributions to our shareholders.

Operating liquidity is our ability to meet our short-term liquidity needs. The following table presents our operating liquidity position as of December 31, 2024 and 2023 (dollars in thousands):

	As of
	December 31, 2024	December 31, 2023
Cash and cash equivalents (1)	$20,393	$8,511
Available amount pursuant to borrowing arrangements	57,000	—
Unfunded portfolio company commitments	(57,802)	(2,846)

Total operational liquidity	$19,591	$5,665

(1)	Subsequent to December 31, 2024, the Fund received subscriptions of $70,150 on January 2, 2025.
Taxation as a RIC
We have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to corporate-level U.S. federal income taxes on any income that we distribute as dividends for U.S. federal income tax purposes to our shareholders. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income
and asset diversification requirements. In addition, in order to maintain RIC tax treatment, we must distribute to our shareholders, for each tax year, an amount equal to at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss and determined without regard to any deduction for dividends paid. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our shareholders. If we fail to qualify as a RIC, we will be subject to U.S. federal income tax at the regular corporate rates on our income and capital gains.
Additionally, in order to avoid the imposition of a U.S. federal excise tax, we are required to distribute, in respect of each calendar year, dividends to our shareholders of an amount at least equal to the sum of 98% of our calendar year net ordinary income (taking into account certain deferrals and elections); 98.2% of our capital gain net income (adjusted for certain ordinary losses) for the one year period ending on October 31 of such calendar year; and any net ordinary income and capital gain net income for preceding calendar years that were not distributed during such calendar years and on which we previously did not incur any U.S. federal income tax. If we fail to qualify as a RIC for any reason and become subject to corporate tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.
Related Party Transactions and Agreements
Advisory Agreement
We entered into an Advisory Agreement, dated as of October 20, 2023, which was approved by our Board for an initial two-year
term, under which the Adviser, subject to the overall supervision of our Board manages the day-to-day
operations of, and provides investment advisory services to us. Affiliates of the Adviser also provide investment advisory services to other funds that have investment mandates that are similar, in whole and in part, with ours. The Adviser has adopted policies designed to manage and mitigate the conflicts of interest associated with the allocation of investment opportunities among multiple funds. In addition, any affiliated fund currently formed or formed in the future and managed by the Adviser or its affiliates may have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. However, in certain instances due to regulatory, tax, investment, or other restrictions, certain investment opportunities may not be appropriate for either us or other funds managed by the Adviser or its affiliates.

Administration Agreement
On October 20, 2023, we entered into an Administration Agreement with AMG Funds LLC, a Delaware limited liability company and wholly owned subsidiary of AMG (the “Administrator”). Under the terms of the Administration Agreement, the Administrator provides, or oversees the performance of, administrative and compliance services necessary for the operation of the Fund, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of the Fund’s other service providers), preparing reports to shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of the Fund’s Board, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. The Administrator may also provide on our behalf managerial assistance to our portfolio companies.
The Administrator has retained the
Sub-Administrator
to perform some of its obligations under the Administration Agreement. The
Sub-Administrator
receives compensation for its
sub-administrative
services under the
Sub-Administration
Agreement. In addition, we have entered into the Fund Accounting Servicing Agreement, pursuant to which the
Sub-Administrator
provides us with accounting services. We will reimburse the
Sub-Administrator
for all reasonable costs and expenses incurred by the
Sub-Administrator
in providing these services under the Fund Accounting Servicing Agreement.
Managing Dealer Agreement
We entered into a Managing Dealer Agreement with the Managing Dealer (the “Managing Dealer Agreement”), pursuant to which the Managing Dealer agreed to, among other things, manage our relationships with third-party brokers engaged by the Managing Dealer to participate in the distribution of shares, which we refer to as “participating brokers,” and financial advisors. The Managing Dealer also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures.
Either party may terminate the Managing Dealer Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Managing Dealer Agreement. Our obligations under the Managing Dealer Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S, Class D and Class F shares distributed in this offering, as described therein, shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).
Second Amended and Restated Expense Limitation and Reimbursement Agreement
We entered into a Second Amended and Restated Expense Limitation and Reimbursement Agreement with the Adviser and the Administrator on October 25, 2024, which will terminate on May 1, 2026, unless renewed by mutual agreement of the Adviser, the Administrator, and the Fund, or unless otherwise terminated by the Fund’s Board upon at least thirty (30) days written notice to the Adviser and the Administrator. Pursuant to the Second Amended and Restated Expense Limitation and Reimbursement Agreement, the Adviser and the Administrator are obligated to pay, absorb or reimburse all of our operating costs and expenses incurred, including, but not limited to organization and offering costs and legal, administration, accounting, printing, mailing, subscription processing and filing fees and expenses, as determined in accordance with generally accepted accounting principles for investment companies (“Operating Expenses”) (x) above 1.25% of the value of the Fund’s quarterly net assets as of the beginning of the first calendar day of the applicable quarter adjusted for any share issuances or repurchases during the applicable quarter during the period of time that the Fund operated as a privately offered, non-traded
BDC and (y) above 1.25% of the value of the Fund’s monthly net assets as of the beginning of the first calendar day of the applicable month adjusted for any share issuances or repurchases during the applicable month during the period of time that the Fund operates as a publicly-offered, non-traded
BDC (each such payment, absorption or reimbursement, a “Required Expense Payment”). Any Required Expense Payment must be paid by the Adviser and the Administrator in any combination of cash or other immediately available funds and/or offset against amounts due from us to the Adviser, the Administrator, or their affiliates.
Distributions and Dividends
Distributions declared for the year ended December 31, 2024, totaled approximately $6,285.
The following table reflects cash distributions, including dividends and returns of capital, if any, per share that have been declared by our Board for the year ended December 31, 2024:

Date Declared	Record Date	Payment Date	Per Share Amount
March 27, 2024	March 27, 2024	March 28, 2024	$0.54
June 27, 2024	June 27, 2024	June 28, 2024	$0.48
September 27, 2024	September 27, 2024	September 30, 2024	$0.60
December 30, 2024	December 30, 2024	December 31, 2024	$0.33
Distributions declared for the period September 29, 2023 (Inception Date) through December 31, 2023, totaled approximately $419.
The following table reflects cash distributions, including dividends and returns of capital, if any, per share that have been declared by our Board for the period ended December 31, 2023:

Date Declared	Record Date	Payment Date	Per Share Amount
December 28, 2023	December 28, 2023	December 29, 2023	$0.55
Beginning in January 2025, we intend to pay monthly distributions to our shareholders in amounts sufficient to qualify as and maintain our status as a RIC. We intend to distribute approximately all of our net investment income no less frequently than monthly and substantially all of our taxable income on an annual basis, except that we may retain certain net capital gains for reinvestment.
Borrowings
We are only allowed to borrow money such that our asset coverage, which, as defined in the 1940 Act, measures the ratio of total assets less total liabilities not represented by senior securities to total borrowings, equals at least 150% after such borrowing, with certain limited exceptions. We may in the future, though, determine to utilize a greater amount of leverage, including for investment purposes. As of December 31, 2024, we had $222,615 par value of outstanding borrowings and our asset coverage ratio was 191%, compliant with the minimum asset coverage level of 150% generally required by a BDC by the 1940 Act. The Fund had no borrowings as of December 31, 2023 and did not borrow money for the period September 29, 2023 (Inception Date) through December 31, 2023.
Secured Loan Facility
On July 16, 2024 and as amended on March 27, 2025, Subsidiary II has entered into a Loan and Servicing Agreement (as amended, the “Secured Loan Facility”), with Sumitomo Mitsui Banking Corporation, as collateral agent, administrative agent and a lender, Webster Bank, N.A., as a lender, and Western Alliance Trust Company, N.A., as account bank, collateral custodian and collateral administrator. The Secured Loan Facility provides for borrowings in U.S. dollars up to a maximum principal amount of $400 million. Proceeds from the borrowings under the Secured Loan Facility will be used primarily to finance the purchase or origination of loans. Unless otherwise terminated, the Secured Loan Facility will mature on July 16, 2029. The interest rate on outstanding loans will be calculated by the
1-month
SOFR rate plus a spread of 2.20%. On any date when the undrawn commitment is less than or equal to 50% of the aggregate commitment, the non-usage
fee will be 0.50% per annum. On any date when the undrawn commitment is greater than 50% of the aggregate commitment, the non-usage
fee will be 1.00% per annum.
Contractual Obligations
As of December 31, 2024, we have entered into an Advisory Agreement with the Adviser pursuant to the 1940 Act to provide us with investment advisory services and the Administration Agreement with the Administrator to provide us with administrative services. Payments for investment advisory services under the Advisory Agreement are described under
“Financial Statements—Notes to Consolidated Financial Statements—Note 4. Related Party Transactions
.” Payments for administration services under the Administration Agreement are described under “
Financial Statements –Notes to Consolidated Financial Statements—Note 4. Related Party Transactions
.” Payments for marketing and distribution services under the Managing Dealer Agreement are described under
“Financial Statements—Notes to Consolidated Financial Statements—Note 4. Related Party Transactions
.”
Off-Balance
Sheet Arrangements
As of December 31, 2024, we have no
off-balance
sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
Commitments
In the ordinary course of business, we may enter into future funding commitments. As of December 31, 2024 and 2023, we had unfunded commitments on revolving credit lines and delayed draw term loans of $57,802 and $2,846, respectively. We maintain sufficient financial resources to satisfy unfunded commitments, including cash on hand and undrawn Capital Commitments from our investors. Please refer to Note 5—Commitments and Contingencies in the notes to our consolidated financial statements for further detail of these unfunded commitments.
Significant Accounting Estimates and Critical Accounting Policies
Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going
basis, we will evaluate our estimates, including those related to the matters described below. Actual results could differ from those estimates.
While our significant accounting policies are also described in Note 2—Summary of Significant Accounting Policies of the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policy, Valuation of Portfolio Investments, requires the most significant judgment in the preparation of our consolidated financial statements because it involves judgments and assumptions about highly complex and inherently uncertain matters. In addition, the impact of reasonably different estimates and assumptions could have a greater impact on our consolidated financial statements.
Valuation of Portfolio Investments
The Adviser applies fair value accounting in accordance with GAAP and valuation policies and procedures adopted by the Board (the “Valuation Policy”). Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are reflected on the Fund’s Consolidated Statements of Assets and Liabilities at fair value, with changes in unrealized gains and losses resulting from changes in fair value reflected in the Fund’s Consolidated Statements of Operations as “Net change in unrealized gains (losses) of investments”.
The Adviser values the Fund’s portfolio investments in accordance with the Valuation Policy and the 1940 Act. For purposes of the 1940 Act, the Board has designated the Adviser as the Fund’s Valuation Designee. During the year ended December 31, 2024, the Board provided oversight of the Adviser’s fair value determinations of the Fund’s portfolio investments on a quarterly basis in good faith, including investments that were not publicly traded and those whose market prices were not readily available. Commencing in the calendar year 2025, fair value determinations of the Fund’s portfolio investments made by the Adviser will be on a monthly basis.
One or more independent valuation firms (each a “Valuation Agent”) are engaged to independently value the Fund’s investments, in consultation with the Adviser. The Fund’s valuation procedures, which are the procedures that are followed by such Valuation Agent are set forth in more detail below:

1)	Investments for which market quotations are readily available on an exchange are valued at such market quotations based on the closing price indicated from independent pricing services.

2)
Investments for which indicative prices are obtained from various pricing services and/or brokers or dealers are valued through a multi- step valuation process, as described below, to determine whether the quote(s) obtained is representative of fair value in accordance with GAAP.

a) Bond quotes are obtained through independent pricing services. Internal reviews are performed by the personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser, and/or the Adviser to ensure that the quote obtained is representative of fair value in accordance with GAAP and if so, the quote is used. In the event the Adviser, with the assistance of the Valuation Agent, determines that the bonds quotes are not readily available or otherwise not determinable pursuant to the Fund’s valuation procedures, or not reliable, the investment is valued similarly to those assets with no readily available quotes (see (3) below); and
b) For investments other than bonds, the personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser, and/or the Adviser, look at the number of quotes readily available and perform the following:
i) Investments for which two or more quotes are received from a pricing service are valued using the mean of the mean of the bid and ask of the quotes obtained. If quotes from pricing services differ by +/- five points or if the spread between the bid and ask for a quote is greater than 10 points, the personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser, will evaluate the reasonableness of the quote, and if the quote is determined to not be representative of fair value, the personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser, will use one or more of the methodologies outlined below to determine fair value;
ii) Investments for which one quote is received from a pricing service are validated by the Valuation Agent, in consultation with the investment professionals of the Adviser, and/or the Adviser. The personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser, and/or the Adviser, analyze the market quotes obtained using an array of valuation methods (further described below) to validate the fair value. For assets where a supporting analysis is prepared, the Valuation Agent will document the selection and appropriateness of the indices selected for yield comparison and a conclusion documenting how the yield comparison analysis supports the proposed mark. The quarterly portfolio company monitoring reports which detail the qualitative and quantitative performance of the portfolio company will also be included. If the Valuation Agent, in consultation with the investment professionals of the Adviser, and/or the Adviser, are unable to sufficiently validate the quote internally and if the investment’s par value exceeds a certain materiality threshold, the investment is valued similarly to those assets with no readily available quotes (see (3) below).

3)	Investments for which quotations are not readily available through exchanges, pricing services, brokers, or dealers are valued through a multi- step valuation process:
a) Each portfolio company or investment is initially valued by the personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser;
b) The Valuation Agent undertakes a comprehensive valuation analysis, which includes an enterprise and/or collateral valuation, and subsequently a fundamental credit analysis and valuation with respect to both credit quality and market factors, for each of the portfolio companies or investments and provides a range of values on such investments to the Adviser. The Valuation Agent also provides analyses to support its valuation methodology and calculations;
c) The Adviser then reviews each valuation recommendation to confirm they have been calculated in accordance with the Valuation Policy;
d) The Adviser determines the fair value of each investment in the portfolio in good faith based on the input of the Adviser’s valuation team and, where applicable, the Valuation Agent or other external service providers; and
e) The Board provides oversight of the valuation process in accordance with Rule
2a-5,
which includes a review of the quarterly reports prepared by the Adviser or the Valuation Agent and the fair valuation determinations made by the Adviser.
For investments in revolving credit facilities and delayed draw commitments, the cost basis of the funded investments purchased is offset by any costs/netbacks received for any unfunded portion on the total balance committed. The fair value is also adjusted for the price appreciation or depreciation on the unfunded portion. As a result, the purchase of commitments not completely funded may result in a negative fair value until it is called and funded.
The values assigned to investments are based upon available information and do not necessarily represent amounts which might ultimately be realized, since such amounts depend on future circumstances and cannot be reasonably determined until the individual positions are liquidated. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s investments may fluctuate from period to period and the fluctuations could be material.

INVESTMENT OBJECTIVE AND STRATEGIES
We were formed on June 28, 2023, as a Delaware limited partnership. The Fund commenced investment operations on October 18, 2023 and commenced operations on October 24, 2023 as a privately offered BDC. On December 13, 2024, the SEC declared the Fund’s Form
N-2
Registration Statement effective. On March 14, 2025 the SEC issued the Fund a Multi-Class Order. Pursuant to the Form
N-2
Registration Statement and the Multi-Class Order, the Fund is publicly offering on a continuous basis up to $2,000,000,000 of its Class S shares, Class D shares, Class F shares, and Class I shares pursuant to the terms set forth in this prospectus and the subscription agreements the Fund enters into with investors.
Our investment objective is to generate current income and capital appreciation. Our primary focus is to provide risk-adjusted returns and current income to investors by investing primarily in middle market companies with EBITDA generally between $10 million and $100 million within a wide range of industries, although the Fund intends to focus on industries in which the Adviser and its affiliates have investing experience and access to operating resources. We may from time to time invest in smaller or larger companies if the opportunity presents attractive investment characteristics and risk-adjusted returns. Targeted borrowers will operate within a wide range of industries, although we intend to focus on industries in which the Adviser and its affiliates have experience and access to operating resources, including but not limited to healthcare, financial services, business & technology services, industrials, consumer products, and franchisors/retail. Borrowers may be both sponsored (private-equity owned) businesses and non-sponsored
businesses and are expected to be predominantly privately owned businesses.
Our investment strategy focuses primarily on privately negotiated senior secured term loans in established North American middle market companies, and in select situations, companies in special situations.
Under normal circumstances, we invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in senior private credit investments, including, but not limited to, first lien senior and unitranche loans, notes, bonds, and other corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. We intend to invest primarily in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. A portion of the Fund’s investments may also be composed of “covenant-lite loans,” although such loans are not expected to comprise a majority of the Fund’s portfolio. We will also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments. To a lesser extent, we may utilize “revolvers” or revolving credit lines which allow borrowers to borrow funds, make re-payments
and subsequently
re-borrow
funds during the term of the revolving loan.
Our investment strategy will also include an allocation to more liquid credit investments such as CLOs, BSLs and corporate bonds. Our liquid credit instruments may include senior secured loans, senior secured bonds, high yield bonds and structured credit instruments. We may also invest in publicly traded securities of larger corporate issuers on an opportunistic basis when market conditions create compelling potential return opportunities.
Although not expected to be a primary component of our investment strategy, we may also make certain opportunistic investments in instruments other than secured debt with a view to enhancing returns, such as mezzanine debt, PIK notes, convertible debt and other unsecured debt instruments, structured debt that is not secured by financial or other assets, debtor-in-possession
financings and equity in loan portfolios or portfolios of receivables, in each case taking into account availability of leverage for such investments and our target risk/ return profile. We may, to a limited extent, invest in junior debt (whether secured or unsecured), including mezzanine loans, as part of our investment strategy and upon approval of each such investment by the Fund’s portfolio management team. We may also invest in preferred equity, or our debt investments may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments.

We expect that the loans within the portfolio will typically be floating rate instruments that often pay current income on a quarterly basis, and we look to generate return from a combination of ongoing interest income, original issue discount, closing payments, commitment fees, prepayments and related fees. We expect most of our debt investments will be unrated. When rated by a nationally recognized statistical ratings organization, our investments will generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investor Service, Inc. or lower than
“BBB-”
by Standard & Poor’s Rating Services). Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.
We may enter into interest rate, foreign exchange, and/or other derivative arrangements to hedge against interest rate, currency, and / or other credit related risks through the use of futures, options and forward contracts. These hedging activities will be subject to the applicable legal and regulatory compliance requirements; however, there can be no assurance any hedging strategy employed will be successful. We may also seek to borrow capital in local currency as a means to hedging
non-U.S. dollar
denominated investments.
Our investments are subject to a number of risks. See “Investment Objective and Strategies” and “Risk Factors.”
The Adviser, the Administrator, and
Sub-Administrator
The Fund’s investment activities are managed by Comvest Credit Managers, LLC, an investment adviser registered with the SEC under the Advisers Act and an affiliate of Comvest Partners. Comvest Partners is a private investment firm providing equity and debt capital to middle-market companies across North America. Since its founding in 2000, Comvest has invested over $16.8 billion. As of December 31, 2024, Comvest has $15.2 billion in assets under management. Through Comvest’s extensive capital resources and broad network of industry relationships, Comvest offer its companies financial sponsorship, critical strategic and operational support, and business development assistance. The Adviser will be responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis.
AMG Funds LLC, in its capacity as our Administrator, provides, or oversee the performance of, administrative and compliance services. AMG Funds LLC is a wholly-owned subsidiary of AMG. AMG is a strategic partner to leading independent investment management firms globally. AMG’s strategy is to generate long-term value by investing in a diverse array of high-quality independent partner-owned firms, through a proven partnership approach, and allocating resources across AMG’s unique opportunity set to the areas of highest growth and return. Through its distinctive approach, AMG magnifies its Affiliates’ existing advantages and actively supports their independence and ownership culture. As of December 31, 2024, AMG’s aggregate assets under management were approximately $708 billion across a diverse range of private markets, liquid alternative, and differentiated long-only investment strategies.
U.S. Bancorp Fund Services, LLC, also serves as
Sub-Administrator
to the Fund (in such capacity, the
“Sub-Administrator”)
under which the
Sub-Administrator
provides various accounting and other administrative services with respect to the Fund. The Fund pays the
Sub-Administrator
fees for its
sub-administrative
services under the
sub-administration
agreement. The Fund reimburses the
Sub-Administrator
for all reasonable expenses. To the extent that the
Sub-Administrator
outsources any of its functions, the
Sub-Administrator
pays any compensation associated with such functions.
Market Opportunity
Private credit as an asset class has grown considerably since the global financial crisis of 2008, and it is estimated that global commitments to private debt represented more than $1.63 trillion as of 2024.
4
We expect

4	Source: Preqin, Private Credit Global AUM tracked as of December 2024.

this growth to continue and, along with the factors outlined below, to provide a robust backdrop to what the Adviser believes will be a significant number of attractive investment opportunities aligned to our investment strategy.

•
Senior Secured Loans Offer Attractive Investment Characteristics
. The Adviser believes that senior secured loans benefit from their relative priority position, typically sitting as the most senior obligation in an issuer’s capital structure, often with a direct security interest in the issuer’s (or its subsidiaries’) assets. Senior secured loans generally consist of floating rate cash interest coupons that the Adviser believes can be an attractive return attribute in a rising interest rate environment. In addition to a current income component, senior secured loans typically include original issue discount, closing payments, commitment fees, SOFR (or similar rate) floors, call protection, and/or prepayment penalties and related fees that are additive components of total return. The relative seniority and security of a senior secured loan, coupled with the privately negotiated nature of direct lending, are helpful mitigants in reducing downside risk. These attributes have contributed to the comparatively strong record of recovery after a default, as senior secured loans have historically demonstrated a higher recovery rate than unsecured parts of an issuer’s capital structure.

•
Regulatory Actions Continue to Drive Demand towards Private Financing.
The direct lending market has seen notable growth and has become a viable alternative solution for middle market borrowers seeking financing capital. Global regulatory actions that followed the 2008 financial crisis have significantly increased the cost of capital requirements for commercial banks, limiting the willingness of commercial banks to originate and retain illiquid, non-investment
grade credit commitments on their balance sheets, particularly with respect to middle market sized issuers. Instead, many commercial banks have adopted an
“underwrite-and-distribute”
approach, which the Adviser believes is often less attractive to corporate borrowers seeking certainty of capital. As a result, commercial banks’ share of the leveraged loan market declined from approximately 71% in 1994 to less than 25% in 2022.
5
Access to the syndicated leveraged loan market has also become challenging for both first time issuers and smaller scale issuers, who previously had access to the capital markets. Issuers of tranche sizes representing less than $500 million account for approximately 5.38% of the new issue market as of December 31, 2024 as compared to approximately 49% in 2000.
6
the Adviser believes that these regulatory actions have caused a shift in the role that commercial banks play in the direct lending market for middle to upper middle market borrowers, creating a void in the financing marketplace. This void has been filled by direct lending platforms which seek to provide borrowers an alternative “originate and retain” solution. In response, corporate borrower behavior has increasingly shifted to a more conscious assessment of the benefits that private capital from strategic financing partners can offer.

•
Volatility in Credit Markets has made Availability of Capital Less Predictable.
The Adviser believes that the value of direct lending platforms for borrowers hinges on providing certainty of capital at a fair economic price. Volatility in the credit markets, coupled with changes to the regulatory framework over the past several years, has resulted in an imbalance between the availability of new loans to middle market borrowers and the demand from borrowers requiring capital for acquisitions, capital expenditures, recapitalizations, refinancings and restructurings. The Adviser believes that the scarcity of the supply of traditional loan capital relative to the demand has created an environment where direct lenders can often negotiate loans with attractive returns and creditor protections.

Potential Competitive Strengths and Investment Selection
The scale and breadth of Comvest Partners’ platform offers the flexibility to invest in companies large and small across the capital structure through both standard and highly customized structures.

5	Source: S&P LCD Quarterly Leveraged Lending Review 4Q 2024, Primary Investor Market: Banks vs. Non-bank. Data available through 2022 only due to significant decline in loan issuance in 2023.
6	Source: PitchBook LCD US Syndicated Market by Deal Q2 2024.

The Fund expects to benefit from the following key competitive processes of the Adviser in pursuing its investment strategy:

•
Leverage of an Established Platform and Infrastructure. We believe that access to individuals with specific industry expertise leads to better, more informed investment decisions. As such, the Adviser will utilize Comvest Partners’ network of operating relationships when practicable in all phases of the investment process–from sourcing a transaction, to performing due diligence, and, when appropriate, assisting in portfolio management. The Adviser will also seek to utilize Comvest Partners’ operating network to help evaluate new investment opportunities and receive insight into these businesses, their management teams, and key industry trends. In addition, Comvest Partners has access to an extensive network of high-quality operating relationships with industry-specific expertise in key industries and markets.

•
Originations Resources. To originate investment opportunities in the highly fragmented middle-market requires a dedicated and disciplined originations effort, particularly for non-sponsored
and
non-traditionally
sponsored transactions. Comvest Partners and its affiliates have invested significant resources in its business development platform and built a brand as a reliable source of capital in the middle-market.

•
Underwriting. When a target investment is identified, a due diligence plan is developed by the deal team and approved by the Adviser’s Investment Committee. Due diligence includes business due diligence conducted by the deal team, extensive third-party due diligence that is commissioned by Comvest Partners and, when practicable, utilizing Comvest Partners’ industry relationships. Due diligence conducted by the deal team may include senior management meetings, facility tours, a review of financial data and trends, customer calls, industry calls, a careful evaluation of the borrower’s management, owners and business strategy, as well as an evaluation of the borrower’s enterprise value. Third-party due diligence may include accounting due diligence
(quality-of-earnings
reports), legal, management background checks and other deal-specific third-party work such as regulatory, tax, environmental, industry consultants, valuations and field audits to validate reported cash flows and the quality of the borrower’s assets. The approval process is a multi-stepped and process-driven approach. Transactions are initially screened by Comvest Partners’ entire investment team, and its Investment Committee provides approval at three different points thereafter to ensure that the deal team is building consensus and is performing the necessary level of due diligence for the Investment Committee to make an educated assessment of the opportunity.

•
Portfolio Management. The Adviser takes a proactive approach to portfolio management. All investments are evaluated by the deal team on a continuous basis through regular interaction with portfolio company management teams. In addition, portfolio companies are required to provide ongoing information that is utilized to assess the health and prospects of the business. Each investment is assigned a risk rating that is continually re-evaluated
as material events occur. The investment team meets to discuss all portfolio companies on a regular basis, depending on the risk rating for each investment. Borrowers performing within underwriting expectations are evaluated by the entire team at the earlier of (i) a material development in the performance or prospects of the borrower or (ii) monthly when reporting is distributed to the investment team. In addition, quarterly portfolio review meetings are utilized to facilitate a detailed discussion of each portfolio company. Borrowers that are underperforming (or on “Watch”) are discussed during the biweekly oversight meeting. For each investment on Watch, the investment team develops and implements a portfolio management strategy that is approved by the Oversight and Watchlist Committee. The execution of the strategy is tracked and assessed at each Watchlist Committee meeting. The Adviser’s loan-monitoring infrastructure and processes help ensure that Comvest Partners’ investment professionals can take a proactive approach to portfolio management. Upon any material deviation from underwriting expectations, the team will reassess its investment thesis and utilize its rights as a secured creditor to obtain credit enhancements and/or improve its returns across the portfolio.

•
Exit Strategies/Refinancing. We expect to exit our investments typically through one of four scenarios: (i) the sale of the portfolio company itself, resulting in repayment of all outstanding debt, (ii) the recapitalization of the portfolio company in which our loan is replaced with debt or equity from a third party or parties (in some cases, we may choose to participate in the newly issued loan(s)), (iii) the repayment of the initial or remaining principal amount of our loan then outstanding at maturity or (iv) the sale of the debt investment by us. In some investments, there may be scheduled amortization of some portion of our loan which would result in a partial exit of our investment prior to the maturity of the loan.

The Board
Overall responsibility for the Fund’s oversight rests with the Board. We have entered into an Advisory Agreement with the Adviser, pursuant to which the Adviser manages the Fund on a day-to-day
basis. The Board is responsible for overseeing the Adviser and other service providers in our operations in accordance with the provisions of the 1940 Act, the Fund’s Declaration of Trust, Bylaws and applicable provisions of state and other laws. The Adviser keeps the Board well informed as to the Adviser’s activities on our behalf and our investment operations and provides the Board information with additional information as the Board may, from time to time, request. The Board is currently composed of four members, three of whom are Trustees who are not “interested persons” of the Fund or the Adviser as defined in the 1940 Act.
Investment Committee
The
day-to-day
investment activities of the Fund are under the direction of the Investment Committee and the Board. The Investment Committee is currently comprised of Michael Falk, Jason Gelberd, Tom Goila, Lee Landrum, Robert O’Sullivan, Greg Reynolds, and Cecilio Rodriguez. The
day-to-day
activities of the Fund are overseen by the Fund’s Investment Team, each member of which is an officer, partner or employee of the Adviser or its affiliate. The Investment Team includes individuals with substantial lending and risk management experience. The Adviser may change the composition of the Investment Committee and the Investment Team at any time, and the Adviser may add additional senior Investment Team members to the Investment Committee over time.
Allocation of Investment Opportunities
General
Comvest Partners, including the Adviser, provides investment management services to registered investment companies, investment funds, client accounts and proprietary accounts that Comvest Partners may establish.
Comvest Partners will share any investment and sale opportunities with its other clients and the Fund in accordance with the Advisers Act and firm-wide allocation policies. Subject to the Advisers Act and as further set forth in this prospectus, certain other clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such other clients’ respective governing agreements.
In addition, as a BDC regulated under the 1940 Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which likely in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside other clients.
SEC Exemptive Relief
We are generally not permitted to invest in any portfolio company in which Comvest Partners or any of its affiliates currently have an investment or to make any co-investments
with Comvest Partners or its affiliates,

except to the extent permitted by the 1940 Act, or pursuant to the
Co-Investment
Order. The
Co-Investment
Order allows Comvest Partners and the Affiliated Funds to enter into certain negotiated co-investment
transactions alongside other funds managed by Comvest Partners or its Affiliated Funds in a manner consistent with their investment objective, positions, policies, strategies, and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with conditions. Pursuant to the
Co-Investment
Order, the Fund is permitted to
co-invest
with its affiliates if, among other things, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Fund’s Independent Trustees make certain conclusions in connection with a co-investment
transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Fund and the Fund’s shareholders and do not involve overreaching in respect of the Fund or the Fund’s shareholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s investment objective and strategies.
On March 14, 2025, the SEC issued a Multi-Class Order granting the Fund’s application for exemptive relief from Sections 18(a)(2), 18(c), 18(i) and 61(a) under the 1940 Act. Under the terms of the Multi-Class Order, the Fund is permitted to offer multiple classes of its Common Shares with varying sales loads and asset-based distribution and/or service fees.
Non-Exchange
Traded, Perpetual-Life BDC
The Fund is
non-exchange
traded, meaning its shares are not listed for trading on a stock exchange or other securities market and a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, whose shares are intended to be sold by the BDC monthly at the subscription price per share. The Fund may set the subscription price per share above the then-calculated NAV per share based on a variety of factors, including to allocate the total amount of the Fund’s organizational and other expenses to new subscribers. In our perpetual-life structure, we may, at our discretion, offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of the Fund being a forced seller of assets in market downturns compared to non-perpetual
funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time.
FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by the Adviser, in which disclosed in the offering materials was a date or time period at which the program might be liquidated, and whether the prior program(s) in fact liquidated on or around that date or during the time period. As of the date of this prospectus, the Adviser has not sponsored any prior public programs responsive to FINRA Rule 2310(b)(3)(D).
Emerging Growth Company
We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•
submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding
shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding
shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•
disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.
We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible
debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule
12b-2
under the Exchange Act.
We do not believe that being an emerging growth company will have a significant impact on our business or this offering. As stated above, we have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under
Section 12b-2
of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.
Employees
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Advisory Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers described under “Management of the Fund” is employed by the Comvest Partners, AMG Funds LLC or their affiliates. Our day-to-day
investment operations will be managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Adviser or its affiliates. The Investment Team will focus on origination, non-originated
investments and transaction development and the ongoing monitoring of our investments.
Regulation as a BDC
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
Qualifying Assets
. Under the 1940 Act, a BDC may not acquire any asset other than Qualifying Assets, unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:
(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio

Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:
(a) is organized under the laws of, and has its principal place of business in, the United States;
(b) is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
(c) satisfies any of the following:
(i) does not have any class of securities that is traded on a national securities exchange;
(ii) has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting
common equity of less than $250 million;
(iii) is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or
(iv) is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
(2) Securities of any Eligible Portfolio Company controlled by the Fund.
(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4) Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.
(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.
Significant Managerial Assistance
. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby we, as a BDC, through our trustees, officers or employees, offer to provide and, if accepted, provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance. As part of our ongoing relationship with portfolio companies, our investment team monitors the financial trends of each portfolio company and its respective industry to assess the appropriate course of action for each investment.

Temporary Investments
. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.
Warrants
. Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.
Leverage and Senior Securities; Coverage Ratio
. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. At the organizational meeting on October 20, 2023, our Board approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. As defined in the 1940 Act, asset coverage of 150% means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.
We have entered into the Credit Agreement and may in the future establish more credit facilities and/or subscription facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over an applicable reference rate. We cannot assure shareholders that we will be able to enter into a credit facility in the future. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise.
We may enter into a total return swap (“TRS”) agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Fund would typically have to post collateral to cover this potential obligation.
We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.
Code of Ethics
. We and the Adviser have adopted a code of ethics pursuant to Rule
17j-1
under the 1940 Act and
Rule 204A-1
under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy this code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202)
551-8090.
You may also obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Affiliated Transactions
. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. The
Co-Investment
Order permits us, among other things, to
co-invest
with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by Comvest Partners and its affiliates, subject to certain terms and conditions.
Other
. We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we will be prohibited from protecting any Trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

SENIOR SECURITIES
Information about our senior securities is shown in the following table as of the end of the audited fiscal years ended December 31, 2023 and December 31, 2024. This information about our senior securities should be read in conjunction with our financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Class and year	Total Amount Outstanding (in thousands)	Asset Coverage Per Unit(1)	Involuntary Liquidating Preference Per Unit(2)	Market Value Per Unit(3)
December 31, 2024
Credit Facility	$160,100	1,910	—	N/A
Secured Borrowing	$63,237	1,910	—	N/A
December 31, 2023
Credit Facility	—	—	—	N/A
Secured Borrowing	—	—	—	N/A

(1)
Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(2)
The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “-” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(3)	Not applicable for any of the senior securities as they were not registered for public trading.
As of December 31, 2024 and December 31, 2023, the aggregate principal amount of indebtedness outstanding was approximately $223 million and $0, respectively.

PORTFOLIO COMPANIES
The following table sets forth certain information as of December 31, 2024, for each portfolio company in which the Fund had an investment. Other than these investments, our only formal relationships with our portfolio companies are the significant managerial assistance that we may provide upon request and the board observation or participation rights we may receive in connection with our investment. Percentages shown for class of securities held by the Fund represent percentage of the class owned and do not necessarily represent voting ownership or economic ownership.
The Adviser, as the Fund’s valuation designee, approved the valuation of the Fund’s investment portfolio, as of December 31, 2024, at fair value as determined in good faith using a consistently applied valuation process in accordance with the Fund’s documented valuation policy that has been reviewed and approved by the Board.

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Debt Investments
First Lien Senior Secured(5)
Allbridge, LLC—Delayed Draw Term Loan(4) c/o Marlin Equity Partners 1301 Manhattan Ave. Hermosa Beach, California 90254	Telecommunication Services	First Lien Senior Secured	SOFR + 5.75% (1.00% floor)	10.08%	6/5/2030		$—	$(1)	$—	0.0%
Allbridge, LLC—Revolving Credit Line(4) c/o Marlin Equity Partners 1301 Manhattan Ave. Hermosa Beach, California 90254	Telecommunication Services	First Lien Senior Secured	SOFR + 5.75% (1.00% floor)	10.08%	6/5/2030		—	(2)	—	0.0%
Allbridge, LLC—Term Loan(14) c/o Marlin Equity Partners 1301 Manhattan Ave. Hermosa Beach, California 90254	Telecommunication Services	First Lien Senior Secured	SOFR + 5.75% (1.00% floor)	10.08%	6/5/2030		1,781	1,760	1,781	0.9%
Armanino Advisory LLC—Delayed Draw Term Loan(4) 2799 Camino Ramon, Suite 350 San Ramon, California 94583	Commercial & Professional Services		SOFR + 6.00% (1.00% floor)	10.27%	10/18/2029		—	(28)	(58)	0.0%
Armanino Advisory LLC—Revolving Credit Line(4) 2799 Camino Ramon, Suite 350 San Ramon, California 94583	Commercial & Professional Services		SOFR + 6.00% (1.00% floor)	10.27%	10/18/2029		—	(37)	(38)	0.0%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Armanino Advisory LLC—Term Loan 2799 Camino Ramon, Suite 350 San Ramon, California 94583	Commercial & Professional Services		SOFR + 6.00% (1.00% floor)	10.27%	10/18/2029		13,442	13,180	13,173	6.5%
Batteries Plus Holding Corporation—Revolving Credit Line(4)(7) BATTERIES PLUS HOLDING CORPORATION 1325 Walnut Ridge Drive Hartland, WI 53029	Technology Hardware & Equipment	First Lien Senior Secured	SOFR + 6.75% (1.00% floor)	11.21%	6/27/2028		—	—	—	0.0%
Batteries Plus Holding Corporation—Term Loan(7)(14) BATTERIES PLUS HOLDING CORPORATION 1325 Walnut Ridge Drive Hartland, WI 53029	Technology Hardware & Equipment	First Lien Senior Secured	SOFR + 6.75% (1.00% floor)	11.21%	6/27/2028		476	472	476	0.2%
BHP Management Holdings, LLC—Delayed Draw Term Loan(7)(14) 2101 Magnolia Avenue South, Ste 518 Birmingham, AL 35205	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 5.00% (1.00% floor)	9.48%	10/27/2028		727	723	727	0.4%
BHP Management Holdings, LLC—Term Loan(7)(14) 2101 Magnolia Avenue South, Ste 518 Birmingham, AL 35205	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 5.00% (1.00% floor)	9.48%	10/27/2028		1,259	1,252	1,259	0.6%
Billhighway, LLC—Delayed Draw Term Loan(4)(7) 5435 Corporate Dr. Ste. 300 Troy, MI 48098	Software & Services	First Lien Senior Secured	SOFR + 6.75% (1.00% floor)	11.21%	2/8/2029		61	59	61	0.0%
Billhighway, LLC—Revolving Credit Line(4)(7) 5435 Corporate Dr. Ste. 300 Troy, MI 48098	Software & Services	First Lien Senior Secured	SOFR + 6.75% (1.00% floor)	11.21%	2/8/2029		—	(1)	—	0.0%
Billhighway, LLC—Term Loan(7) 5435 Corporate Dr. Ste. 300 Troy, MI 48098	Software & Services	First Lien Senior Secured	SOFR + 6.75% (1.00% floor)	11.21%	2/8/2029		960	948	960	0.5%
Cardiology Management Holdings, LLC—Delayed Draw Term Loan A(7)(14) 2730 Ambassador Caffery Parkway Lafayette, LA 70506	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 6.25% (1.00% floor)	10.58%	1/31/2029		490	481	487	0.2%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Cardiology Management Holdings, LLC—Delayed Draw Term Loan B(4)(7)(14) 2730 Ambassador Caffery Parkway Lafayette, LA 70506	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 6.25% (1.00% floor)	10.58%	1/31/2029		16	8	13	0.0%
Cardiology Management Holdings, LLC—Term Loan(7)(14) 2730 Ambassador Caffery Parkway Lafayette, LA 70506	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 6.25% (1.00% floor)	10.58%	1/31/2029		694	682	690	0.3%
CheckedUp, Inc—Delayed Draw Term Loan(7)(14) 450 Seventh Avenue, Suite 1601 New York City, New York 10123	Media & Entertainment	First Lien Senior Secured	SOFR + 5.50% (1.00% floor)	9.96%	10/20/2027		245	244	245	0.1%
CheckedUp, Inc—Revolving Credit Line(4)(7) 450 Seventh Avenue, Suite 1601 New York City, New York 10123	Media & Entertainment	First Lien Senior Secured	SOFR + 5.50% (1.00% floor)	9.95%	10/20/2027		73	73	73	0.0%
CheckedUp, Inc—Term Loan(7)(14) 450 Seventh Avenue, Suite 1601 New York City, New York 10123	Media & Entertainment	First Lien Senior Secured	SOFR + 5.50% (1.00% floor)	9.96%	10/20/2027		875	872	875	0.4%
CrossLink Professional Tax Solutions, LLC—Revolving Credit Line(4) 2000 N. Alafaya Trail, Suite #150 Orlando, FL 32826	Software & Services		SOFR + 5.50% (1.00% floor)	9.84%	6/30/2028		225	209	210	0.1%
CrossLink Professional Tax Solutions, LLC—Term Loan 2000 N. Alafaya Trail, Suite #150 Orlando, FL 32826	Software & Services		SOFR + 5.50% (1.00% floor)	9.86%	6/30/2028		10,835	10,705	10,727	5.3%
D4C Dental Brands, Inc.—Revolving Credit Line(4) 1350 Spring Street NW, Suite 750 Atlanta, GA 30309	Health Care Equipment & Services		SOFR + 4.50% (3.00% floor)	9.02%	11/27/2029		—	(19)	(19)	0.0%
D4C Dental Brands, Inc.—Term Loan 1350 Spring Street NW, Suite 750 Atlanta, GA 30309	Health Care Equipment & Services		SOFR + 4.50% (3.00% floor)	9.02%	11/27/2029		19,780	19,585	19,582	9.7%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Diesco Industries Ltd.—Term Loan(1) Calle Aníbal de Espinosa #301, Villas Agrícolas Santo Domingo, Dominican Republic	Capital Goods		SOFR + 6.00% (2.00% floor)	10.33%	12/31/2029		25,397	25,017	25,016	12.4%
Discovery SL Management, LLC—Delayed Draw Term Loan A(14) 3461 Bonita Bay Blvd, STE 100 Bonita Springs, FL 34134	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 5.50% (1.00% floor)	9.88%	3/18/2030		358	356	356	0.2%
Discovery SL Management, LLC—Delayed Draw Term Loan B(4) 3461 Bonita Bay Blvd, STE 100 Bonita Springs, FL 34134	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 5.50% (1.00% floor)	9.88%	3/18/2030		—	(8)	(9)	0.0%
Discovery SL Management, LLC—Revolving Credit Line(4) 3461 Bonita Bay Blvd, STE 100 Bonita Springs, FL 34134	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 5.50% (1.00% floor)	9.88%	3/18/2030		—	(3)	(2)	0.0%
Discovery SL Management, LLC—Term Loan(14) 3461 Bonita Bay Blvd, STE 100 Bonita Springs, FL 34134	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 5.50% (1.00% floor)	9.88%	3/18/2030		2,142	2,119	2,130	1.1%
DMA Holding Company—Revolving Credit Line(4) DMA Holding Company c/o Flexpoint Ford, LLC 676 N. Michigan Avenue, Ste. 3300 Chicago, Illinois 60611	Software & Services	First Lien Senior Secured	SOFR + 7.00% (1.00% floor)	11.46%	7/19/2028		33	31	29	0.0%
DMA Holding Company—Term Loan DMA Holding Company c/o Flexpoint Ford, LLC 676 N. Michigan Avenue, Ste. 3300 Chicago, Illinois 60611	Software & Services	First Lien Senior Secured	SOFR + 7.00% (1.00% floor)	11.46%	7/19/2028		1,052	1,031	1,013	0.5%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Drive Assurance Corporation—Delayed Draw Term Loan(1)(4) Drive Assurance Corporation c/o Milestone Partners 797 East Lancaster Ave., Suite 200 Villanova, PA 19085	Insurance	First Lien Senior Secured	SOFR + 7.00% (2.00% floor)	11.36%	7/10/2030		—	(1)	—	0.0%
Drive Assurance Corporation—Term Loan(1)(14) Drive Assurance Corporation c/o Milestone Partners 797 East Lancaster Ave., Suite 200 Villanova, PA 19085	Insurance	First Lien Senior Secured	SOFR + 7.00% (2.00% floor)	11.36%	7/10/2030		4,593	4,549	4,593	2.3%
Firebirds Buyer, LLC —Delayed Draw Term Loan(4)(7) 8700 Red Oak Blvd. Suite J Charlotte, NC 28217	Consumer Services	First Lien Senior Secured	SOFR + 6.25% (2.00% floor)	10.71%	3/22/2028		19	19	19	0.0%
Firebirds Buyer, LLC —Revolving Credit Line(4)(7) 8700 Red Oak Blvd. Suite J Charlotte, NC 28217	Consumer Services	First Lien Senior Secured	SOFR + 6.25% (2.00% floor)	8.96%	3/22/2028		14	14	14	0.0%
Firebirds Buyer, LLC —Term Loan(7)(14) 8700 Red Oak Blvd. Suite J Charlotte, NC 28217	Consumer Services	First Lien Senior Secured	SOFR + 6.25% (2.00% floor)	10.71%	3/22/2028		617	612	617	0.3%
FloWorks International, LLC—Delayed Draw Term Loan(4) 6002 Rogerdale Rd. Ste 450 Houston, TX 77072	Capital Goods		SOFR + 4.75% (0.75% floor)	9.27%	11/26/2031		—	(12)	(24)	0.0%
FloWorks International, LLC—Term Loan 6002 Rogerdale Rd. Ste 450 Houston, TX 77072	Capital Goods		SOFR + 4.75% (0.75% floor)	9.27%	11/26/2031		19,273	19,081	19,080	9.5%
HAH Group Holding Company, LLC—Term Loan Help at Home, LLC 33 S. State St., Fifth Floor Chicago, Illinois 60603	Health Care Equipment & Services		SOFR + 5.00%	9.36%	9/24/2031		10,000	9,853	9,919	4.9%
Hasa Acquisition, LLC—Delayed Draw Term Loan(4)(7) Hasa Acquisition, LLC c/o Wind Point Partners 676 N. Michigan Avenue, Suite 3700 Chicago, IL 60611	Capital Goods	First Lien Senior Secured	SOFR + 4.50% (1.00% floor)	9.07%	1/10/2029		—	(3)	(2)	0.0%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Hasa Acquisition, LLC—Revolving Credit Line(4)(7) Hasa Acquisition, LLC c/o Wind Point Partners 676 N. Michigan Avenue, Suite 3700 Chicago, IL 60611	Capital Goods	First Lien Senior Secured	SOFR + 4.50% (1.00% floor)	9.07%	1/10/2029		—	(3)	(2)	0.0%
Hasa Acquisition, LLC—Term Loan(7)(14) Hasa Acquisition, LLC c/o Wind Point Partners 676 N. Michigan Avenue, Suite 3700 Chicago, IL 60611	Capital Goods	First Lien Senior Secured	SOFR + 4.50% (1.00% floor)	9.07%	1/10/2029		1,400	1,374	1,386	0.7%
Hometown Food Company—Term Loan 500 West Madison Street, Suite#3650 Chicago, Illinois 60661	Consumer Staples Distribution & Retail		SOFR + 4.50% (1.00% floor)	9.05%	8/16/2029		14,659	14,551	14,600	7.3%
Hornblower Sub LLC—Revolving Credit Line(4) Hornblower Sub, LLC Pier 3, The Embarcadero San Francisco, CA94111	Transportation	First Lien Senior Secured	SOFR + 5.50% (0.50% floor)	10.02%	7/3/2029		226	222	225	0.1%
Hornblower Sub LLC—Term Loan(14) Hornblower Sub, LLC Pier 3, The Embarcadero San Francisco, CA94111	Transportation	First Lien Senior Secured	SOFR + 5.50% (1.00% floor)	10.11%	7/3/2029		2,885	2,857	2,876	1.4%
KCK Ltd—Revolving Credit Line(1) Corner House 4th Floor, 20 Parliament Street, Hamilton, HM12, Bermuda	Financial Services	First Lien Senior Secured	SOFR + 5.40%	9.88%	9/27/2027		9,403	9,360	9,374	4.7%
KCK Ltd—Term Loan(1)(15) Corner House 4th Floor, 20 Parliament Street, Hamilton, HM12, Bermuda	Financial Services	First Lien Senior Secured	SOFR + 5.40%	9.88%	9/27/2027		11,753	11,702	11,718	5.8%
Kemper Sports Management, LLC —Delayed Draw Term Loan(7)(14) 500 Skokie Blvd #444 Northbrook, IL 60062	Consumer Services	First Lien Senior Secured	SOFR + 5.25% (1.00% floor)	9.71%	10/11/2029		440	437	440	0.2%
Kemper Sports Management, LLC —Revolving Credit Line(4)(7) 500 Skokie Blvd #444 Northbrook, IL 60062	Consumer Services	First Lien Senior Secured	SOFR + 5.25% (1.00% floor)	9.71%	10/11/2029		—	(1)	—	0.0%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Kemper Sports Management, LLC —Term Loan(7)(14) 500 Skokie Blvd #444 Northbrook, IL 60062	Consumer Services	First Lien Senior Secured	SOFR + 5.25% (1.00% floor)	9.71%	10/11/2029		1,813	1,802	1,813	0.9%
M2S Group Intermediate Holdings Inc—Term Loan(14) 852 East Wisconsin Avenue Appleton, Wisconsin 54911	Capital Goods	First Lien Senior Secured	SOFR + 4.75% (0.50% floor)	9.09%	8/25/2031		10,591	9,874	10,305	5.1%
Military Retail Solutions, LLC—Delayed Draw Term Loan(4)(7) 2920 Regatta Blvd Richmond, CA 94804	Consumer Staples Distribution & Retail	First Lien Senior Secured	SOFR + 5.25% (1.00% floor)	9.61%	6/28/2029		—	(14)	(12)	0.0%
Military Retail Solutions, LLC—Revolving Credit Line(4)(7) 2920 Regatta Blvd Richmond, CA 94804	Consumer Staples Distribution & Retail	First Lien Senior Secured	SOFR + 5.25% (1.00% floor)	9.61%	6/28/2029		—	(14)	(6)	0.0%
Military Retail Solutions, LLC—Term Loan(7)(15) 2920 Regatta Blvd Richmond, CA 94804	Consumer Staples Distribution & Retail	First Lien Senior Secured	SOFR + 5.25% (1.00% floor)	9.61%	6/28/2029		13,113	12,869	13,008	6.5%
National Debt Relief, LLC —Delayed Draw Term Loan(7)(14) 180 Maiden Ln, 30th Fl New York, NY 10038	Financial Services	First Lien Senior Secured	SOFR + 6.50% (2.50% floor)	10.97%	2/7/2028		598	594	594	0.3%
National Debt Relief, LLC —Revolving Credit Line(7) 180 Maiden Ln, 30th Fl New York, NY 10038	Financial Services	First Lien Senior Secured	SOFR + 6.50% (2.50% floor)	10.97%	2/7/2028		120	119	119	0.1%
National Debt Relief, LLC —Term Loan(7)(14) 180 Maiden Ln, 30th Fl New York, NY 10038	Financial Services	First Lien Senior Secured	SOFR + 6.50% (2.50% floor)	10.97%	2/7/2028		718	713	713	0.4%
Nuclear Care Partners Holdings, Inc.—Revolving Credit Line(4) 631 24 1 ⁄ 2 Road, Suites C-F Grand Junction, CO 81505	Health Care Equipment & Services		SOFR + 4.75% (1.00% floor)	9.30%	10/1/2030		—	(23)	(18)	0.0%
Nuclear Care Partners Holdings, Inc.—Term Loan 631 24 1 ⁄ 2 Road, Suites C-F Grand Junction, CO 81505	Health Care Equipment & Services		SOFR + 4.75% (1.00% floor)	9.30%	10/1/2030		7,438	7,329	7,356	3.7%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Obra CICS Finance, LLC—Term Loan(1) c/o Obra Capital, Inc. 437 Madison Avenue, 26th Floor New York, NY 10022	Insurance		SOFR + 4.25% (3.00% floor); SOFR + 4.25% (3.00% floor)	8.61%	12/31/2030		23,571	23,479	23,479	11.7%
OL Texas Restaurants, LLC—Delayed Draw Term Loan(4)(7) 6010 W Spring Creek Parkway Plano, Texas 75024	Consumer Services	First Lien Senior Secured	SOFR + 5.75% (1.00% floor)	10.53%	8/29/2029		—	(2)	—	0.0%
OL Texas Restaurants, LLC—Revolving Credit Line(4)(7) 6010 W Spring Creek Parkway Plano, Texas 75024	Consumer Services	First Lien Senior Secured	SOFR + 5.75% (1.00% floor)	10.53%	8/29/2029		—	(1)	—	0.0%
OL Texas Restaurants, LLC—Term Loan(14) 6010 W Spring Creek Parkway Plano, Texas 75024	Consumer Services	First Lien Senior Secured	SOFR + 5.75% (1.00% floor)	10.53%	8/29/2029		1,435	1,428	1,435	0.7%
OmniMax International, LLC—Delayed Draw Term Loan(4) 30 Technology Parkway South, Suite 400 Peachtree Corners, GA 30092	Capital Goods		SOFR + 5.75% (1.00% floor)	10.03%	12/6/2030		—	(51)	(102)	-0.1%
OmniMax International, LLC—Term Loan 30 Technology Parkway South, Suite 400 Peachtree Corners, GA 30092	Capital Goods		SOFR + 5.75% (1.00% floor)	10.03%	12/6/2030		16,566	16,237	16,234	8.1%
OpCo Borrower, LLC—Term Loan(14) 835 W 6th St. Austin, Texas 78703	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 6.00% (1.00% floor)	10.62%	4/26/2029		7,332	7,200	7,295	3.6%
Pansophic Learning US, LLC—Delayed Draw Term Loan(4) 1750 Tysons Blvd, 13th Floor McLean, VA 22102	Consumer Services	First Lien Senior Secured	SOFR + 5.75% (1.00% floor)	10.37%	5/15/2029		992	967	974	0.5%
Pansophic Learning US, LLC—Revolving Credit Line 1750 Tysons Blvd, 13th Floor McLean, VA 22102	Consumer Services	First Lien Senior Secured	SOFR + 5.75% (1.00% floor)	10.26%	5/15/2029		997	978	985	0.5%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Pansophic Learning US, LLC—Term Loan(14) 1750 Tysons Blvd, 13th Floor McLean, VA 22102	Consumer Services	First Lien Senior Secured	SOFR + 5.75% (1.00% floor)	10.15%	5/15/2029		11,935	11,690	11,792	5.9%
PDDS Holdco, Inc. —Delayed Draw Term Loan(4) 17872 Gillette Avenue, Suite 250 Irvine, California 92614	Software & Services	First Lien Senior Secured	SOFR + 7.50% (0.75% floor)	11.98%	7/18/2028		32	31	32	0.0%
PDDS Holdco, Inc. —Term Loan 17872 Gillette Avenue, Suite 250 Irvine, California 92614	Software & Services	First Lien Senior Secured	SOFR + 7.50% (0.75% floor)	11.98%	7/18/2028		229	224	225	0.1%
Pediatric Home Respiratory Services, LLC—Delayed Draw Term Loan(4) c/o InTandem Capital Partners LLC One Vanderbilt Avenue, Suite 2400 New York, New York 10017	Health Care Equipment & Services		SOFR + 5.50% (0.75% floor)	9.78%	12/23/2030		—	(5)	(10)	0.0%
Pediatric Home Respiratory Services, LLC—Revolving Credit Line(4) c/o InTandem Capital Partners LLC One Vanderbilt Avenue, Suite 2400 New York, New York 10017	Health Care Equipment & Services		SOFR + 5.50% (0.75% floor)	9.78%	12/23/2030		170	165	165	0.1%
Pediatric Home Respiratory Services, LLC—Term Loan c/o InTandem Capital Partners LLC One Vanderbilt Avenue, Suite 2400 New York, New York 10017	Health Care Equipment & Services		SOFR + 5.50% (0.75% floor)	9.78%	12/23/2030		9,794	9,745	9,745	4.8%
Periscope Cybermaxx Buyer, Inc—Delayed Draw Term Loan(4) c/o Periscope Equity LLC 1 North Wacker Drive, Suite 4050 Chicago, IL 60606	Software & Services		SOFR + 5.50% (1.00% floor)	9.86%	11/5/2029		32	17	1	0.0%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Periscope Cybermaxx Buyer, Inc—Revolving Credit Line(4) c/o Periscope Equity LLC 1 North Wacker Drive, Suite 4050 Chicago, IL 60606	Software & Services		SOFR + 5.50% (1.00% floor)	9.86%	11/5/2029		—	(10)	(10)	0.0%
Periscope Cybermaxx Buyer, Inc—Term Loan c/o Periscope Equity LLC 1 North Wacker Drive, Suite 4050 Chicago, IL 60606	Software & Services		SOFR + 5.50% (1.00% floor)	9.86%	11/5/2029		7,565	7,454	7,452	3.7%
Petvet Care Centers, LLC—Delayed Draw Term Loan(4) One Gorham Island Suite 300 Westport, CT 06880	Health Care Equipment & Services		SOFR + 6.00% (0.75% floor)	10.36%	11/15/2030		—	(13)	(31)	0.0%
Petvet Care Centers, LLC—Revolving Credit Line(4) One Gorham Island Suite 300 Westport, CT 06880	Health Care Equipment & Services		SOFR + 6.00% (0.75% floor)	10.36%	11/15/2030		—	(31)	(31)	0.0%
Petvet Care Centers, LLC—Term Loan One Gorham Island Suite 300 Westport, CT 06880	Health Care Equipment & Services		SOFR + 6.00% (0.75% floor)	10.36%	11/15/2030		13,424	13,189	13,189	6.6%
Priority Holdings, LLC—Term Loan(14) 2001 Westside Parkway, Suite 155 Alpharetta, Georgia 30004	Financial Services	First Lien Senior Secured	SOFR + 4.75% (0.50% floor)	9.11%	5/16/2031		8,383	8,369	8,383	4.2%
Rails International, LLC—Revolving Credit Line(4) 2301 East 51st Street Vernon, California 90058	Consumer Durables & Apparel		SOFR + 6.25% (2.00% floor)	10.62%	12/20/2029		—	(47)	(47)	0.0%
Rails International, LLC—Term Loan 2301 East 51st Street Vernon, California 90058	Consumer Durables & Apparel		SOFR + 6.25% (2.00% floor)	10.62%	12/20/2029		13,039	12,779	12,778	6.3%
Restaurant Holding Company, LLC—Delayed Draw Term Loan(4)(7) Restaurant Holding Company, LLC 517 Carretera 5, Suite 1 Cataño, PR 00962-7028	Consumer Services	First Lien Senior Secured	SOFR + 6.25% (1.00% floor)	10.72%	2/25/2028		—	(1)	—	0.0%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Restaurant Holding Company, LLC—Term Loan(7)(14) Restaurant Holding Company, LLC 517 Carretera 5, Suite 1 Cataño, PR 00962-7028	Consumer Services	First Lien Senior Secured	SOFR + 6.25% (1.00% floor)	10.72%	2/25/2028		2,033	2,025	2,033	1.0%
Rialto Management Group, LLC—Revolving Credit Line(4) 200 S. Biscayne Blvd., Suite 3550 Miami, Florida 33131	Financial Services		SOFR + 5.00% (0.75% floor)	9.53%	12/5/2030		—	(7)	(7)	0.0%
Rialto Management Group, LLC—Term Loan 200 S. Biscayne Blvd., Suite 3550 Miami, Florida 33131	Financial Services		SOFR + 5.00% (0.75% floor)	9.53%	12/5/2030		19,333	19,140	19,140	9.5%
Salt US Holdco, LLC—Delayed Draw Term Loan(4) 10619 S. Jordan Gateway, Suite 110 South Jordan, UT 84095	Transportation	First Lien Senior Secured	SOFR + 5.73% (1.00% floor)	10.06%	7/31/2029		48	46	41	0.0%
Salt US Holdco, LLC—Term Loan(14) 10619 S. Jordan Gateway, Suite 110 South Jordan, UT 84095	Transportation	First Lien Senior Secured	SOFR + 5.73% (1.00% floor)	10.08%	7/31/2029		1,999	1,980	1,979	1.0%
Seatex Merger Sub, LLC - Delayed Draw Term Loan(4) Seatex, LLC 445 Highway 36 N Rosenberg, TX 77471	Capital Goods		SOFR + 5.75% (1.00% floor)	10.38%	10/22/2029		—	(21)	(43)	0.0%
Seatex Merger Sub, LLC—Revolving Credit Line(4) Seatex, LLC 445 Highway 36 N Rosenberg, TX 77471	Capital Goods		SOFR + 5.75% (1.00% floor)	10.34%	10/22/2029		285	265	264	0.1%
Seatex Merger Sub, LLC—Term Loan Seatex, LLC 445 Highway 36 N Rosenberg, TX 77471	Capital Goods		SOFR + 5.75% (1.00% floor)	10.38%	10/22/2029		7,844	7,729	7,727	3.8%
Select Rehabilitation, LLC—Term Loan(14)(19) 2600 Compass Road Glenview, Illinois 60026	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 8.50% (1.00% floor)	12.96%	10/19/2027		1,918	1,918	1,483	0.7%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Senior Support Holdings (Franchise) Acquisition, Inc.—Delayed Draw Loan(4) 300 North LaSalle Street, Suite 4900 Chicago, IL 60654	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 5.25% (1.00% floor)	9.60%	3/20/2030		—	(13)	—	0.0%
Senior Support Holdings (Franchise) Acquisition, Inc.—Term Loan(14) 300 North LaSalle Street, Suite 4900 Chicago, IL 60654	Health Care Equipment & Services	First Lien Senior Secured	SOFR + 5.25% (1.00% floor)	9.60%	3/20/2030		3,519	3,456	3,519	1.7%
Solidcore Topco, LLC - Delayed Draw Term Loan(4) 1735 N. Lynn St, Suite 650 Arlington, VA 22209	Consumer Services		SOFR + 5.75% (1.50% floor)	10.31%	11/4/2030		—	(32)	(19)	0.0%
Solidcore Topco, LLC—Revolving Credit Line(4) 1735 N. Lynn St, Suite 650 Arlington, VA 22209	Consumer Services		SOFR + 5.75% (1.50% floor)	10.31%	11/4/2030		—	(32)	(10)	0.0%
Solidcore Topco, LLC—Term Loan 1735 N. Lynn St, Suite 650 Arlington, VA 22209	Consumer Services		SOFR + 5.75% (1.50% floor)	10.31%	11/4/2030		16,219	15,901	16,122	8.0%
Spartan CP, LLC—Delayed Draw Term Loan(4) Spartan Fitness Holdings LLC PO Box 174 Brentwood, Tennessee 37024	Consumer Services		SOFR + 5.75% (1.00% floor)	10.11%	6/28/2029		1,110	1,085	1,110	0.6%
Spartan CP, LLC—Revolving Credit Line(4) Spartan Fitness Holdings LLC PO Box 174 Brentwood, Tennessee 37024	Consumer Services		SOFR + 5.75% (1.00% floor)	10.11%	6/28/2029		—	(7)	—	0.0%
Spartan CP, LLC—Term Loan(14) Spartan Fitness Holdings LLC PO Box 174 Brentwood, Tennessee 37024	Consumer Services		SOFR + 5.75% (1.00% floor)	10.11%	6/28/2029		4,531	4,447	4,531	2.3%
Splash Car Wash, Inc—Delayed Draw Term Loan(4)(7) 625 West Putnam Avenue Greenwich, CT 06830	Consumer Discretionary Distribution & Retail		SOFR + 6.50% (1.00% floor) + 1.00% PIK	12.26%	6/30/2026		12	11	12	0.0%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Splash Car Wash, Inc—Revolving Credit Line(7) 625 West Putnam Avenue Greenwich, CT 06830	Consumer Discretionary Distribution & Retail		SOFR + 6.50% (1.00% floor) + 1.00% PIK	12.14%	6/30/2026		14	14	14	0.0%
Splash Car Wash, Inc—Term Loan(7)(14) 625 West Putnam Avenue Greenwich, CT 06830	Consumer Discretionary Distribution & Retail		SOFR + 6.50% (1.00% floor) + 1.00% PIK	12.09%	6/30/2026		328	324	328	0.2%
Sportime Clubs, LLC—Delayed Draw Term Loan A(4) 275 Old Indian Head Road Kings Park, NY 11754	Consumer Services		SOFR + 6.50% (1.00% floor)	10.86%	10/17/2029		—	(69)	(72)	0.0%
Sportime Clubs, LLC—Delayed Draw Term Loan B(4)(18) 275 Old Indian Head Road Kings Park, NY 11754	Consumer Services		FIXED 18.00%	18.00%	10/17/2029		54	54	—	0.0%
Sportime Clubs, LLC—Revolving Credit Line(4) 275 Old Indian Head Road Kings Park, NY 11754	Consumer Services		SOFR + 6.50% (1.00% floor)	10.86%	10/17/2029		—	(6)	(6)	0.0%
Sportime Clubs, LLC—Term Loan A 275 Old Indian Head Road Kings Park, NY 11754	Consumer Services		SOFR + 6.50% (1.00% floor)	10.86%	10/17/2029		6,845	6,712	6,708	3.3%
Sportime Clubs, LLC—Term Loan B 275 Old Indian Head Road Kings Park, NY 11754	Consumer Services		FIXED 18.00%	18.00%	10/17/2029		1,443	1,400	1,401	0.7%
Total Fleet Buyer, LLC—Revolving Credit Line(4) TFS, Ltd. c/o Southfield Capital, LP 140 Greenwich Avenue, 4th Floor Greenwich, Connecticut 06830	Commercial & Professional Services		SOFR + 4.50% (1.00% floor)	8.95%	7/15/2030		—	(19)	—	0.0%
Total Fleet Buyer, LLC—Term Loan(14) TFS, Ltd. c/o Southfield Capital, LP 140 Greenwich Avenue, 4th Floor Greenwich, Connecticut 06830	Commercial & Professional Services		SOFR + 4.50% (1.00% floor)	8.95%	7/15/2030		5,662	5,568	5,662	2.8%
WildBrain Ltd.—Revolving Credit Line(1)(4) 25 York Street, Suite 1201 Toronto, Ontario M5J 2V5	Media & Entertainment		SOFR + 6.00% (1.00% floor)	10.64%	7/23/2029		285	251	285	0.1%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
WildBrain Ltd.—Term Loan(1)(14) 25 York Street, Suite 1201 Toronto, Ontario M5J 2V5	Media & Entertainment		SOFR + 6.00% (1.00% floor)	10.63%	7/23/2029		17,750	17,415	17,750	8.8%
XDimensional Technologies, Inc.—Delayed Draw Term Loan(7) 145 S. State College Blvd., Ste. 160 Brea, CA 92821	Software & Services		SOFR + 5.00% (2.00% floor) + 3.00% PIK	12.46%	12/24/2025		12	12	12	0.0%
XDimensional Technologies, Inc.—Revolving Credit Line(4)(7) 145 S. State College Blvd., Ste. 160 Brea, CA 92821	Software & Services		SOFR + 7.50% (2.00% floor)	12.46%	12/24/2025		—	(1)	(2)	0.0%
XDimensional Technologies, Inc.—Term Loan(7) 145 S. State College Blvd., Ste. 160 Brea, CA 92821	Software & Services		SOFR + 5.00% (2.00% floor) + 3.00% PIK	12.46%	12/24/2025		880	871	846	0.4%

Total First Lien Senior Secured							398,214	391,776	393,203	195.3%

Total Debt Investments							$398,214	$391,776	$393,203	195.3%

Equity Investments					Acquisition Date
Private Companies
Armanio Advisory LLC - Class A Units(8)(10) 2799 Camino Ramon, Suite 350 San Ramon, California 94583	Commercial & Professional Services		NA		10/18/2024	0.17%	384	$385	$392	0.2%
CyberMaxx Holdings, LLC - Class A Common Units(11) c/o Periscope Equity LLC One North Wacker Dr., Suite 4050 Chicago, IL 60606	Software & Services		NA		11/4/2024	0.24%	90,374	—	—	0.0%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
CyberMaxx Holdings, LLC—Class A-1 Preferred Units(11) c/o Periscope Equity LLC One North Wacker Dr., Suite 4050 Chicago, IL 60606	Software & Services		NA		11/4/2024	0.36%	344	344	347	0.2%
iCreditWorks Inc.— Series D Preferred Stock(13) 485 Route 1 South, Building E, Suite 201 Iselin, New Jersey 08830	Software & Services		FIXED 10.00% + 7.50% PIK	0.00%	12/27/2024	20.04%	5,000,000	4,900	4,900	2.4%
Senior Support Holdings, LP—Class A-1 Units(8)(12) Senior Support Holdings (Franchise) Acquisition, Inc. 300 North LaSalle Street, Suite 4900 Chicago, IL 60654	Health Care Equipment & Services		NA		3/20/2024	0.20%	338	338	369	0.2%
Senior Support Holdings, LP—Class B Units(8)(12) Senior Support Holdings (Franchise) Acquisition, Inc. 300 North LaSalle Street, Suite 4900 Chicago, IL 60654	Health Care Equipment & Services		NA		3/20/2024	0.20%	338	—	57	0.0%

Total Private Companies								5,967	6,065	3.0%

Total Equity Investments								$5,967	$6,065	3.0%

Warrants(13)					Acquisition Date
iCreditWorks Inc. 485 Route 1 South, Building E, Suite 201 Iselin, New Jersey 08830	Software & Services		NA		12/27/2024		11,372	—	—	0.0%

Total Warrants								—	—	0.0%

Total Investments								$397,743	$399,268	198.3%

Portfolio Company (3)(6)(9)	Industry	Investment Type	Spread Above Index	Interest Rate	Maturity Date	% of Class Held at 12/31/2024	Principal / Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)

Cash Equivalents
First American Government Obligations Fund—X Class(16) 800 Nicollet Mall Minneapolis, MN 55402	Cash Equivalents		NA	5.05%			9,471	9,471	9,471	4.7%

Cash Equivalents Total								9,471	9,471	4.7%

Investments and Cash Equivalents Total								$407,214	$408,739	203.0%

Other Assets in Excess of Liabilities(17)									$(207,469)	(103.0)%

Net Assets									$201,270	100.0%

(1)
The investment is not a qualifying asset, under Section 55(a) of the Investment Company Act of 1940. The Fund may not acquire any non-qualifying
asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Fund’s total assets. As of December 31, 2024, 21.53% of the Fund’s total assets are represented by investments at fair value that are considered non-qualifying
assets.

(2)	Percentages are based on net assets as of December 31, 2024.
(3)
The fair value of investments with respect to securities for which market quotations are not readily available are valued using significant unobservable inputs (See Note 3—Fair Value of Financial Instruments).

(4)
For investments in revolving credit facilities and delayed draw commitments, the cost basis of the funded investments purchased is offset by any costs/netbacks received for any unfunded portion on the total balance committed. The fair value is also adjusted for the price appreciation or depreciation on the unfunded portion. As a result, the purchase of commitments not completely funded may result in a negative fair value until the commitments are called and funded. Please refer to Note 5—Commitments and Contingencies for details of these unfunded commitments.

(5)
The majority of the investments bear interest at a rate that may be determined by reference to Secured Overnight Financing Rate (“SOFR”) and which reset monthly, quarterly, semiannually, or annually. For each, the Fund has provided the spread over the reference rate and the current interest rate in effect at the reporting date. As of December 31, 2024, the reference rates for the Fund’s variable rate loans were the 1 month SOFR at 4.33%, the 3 month SOFR at 4.31%, and the 6 month SOFR at 4.25%. Certain investments are subject to an interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

(6)	All investments domiciled in the United States unless otherwise noted.
(7)
Positions that have a SOFR reference rate, from time to time have an additional spread adjustment. This spread adjustment ranges from 0.00%—0.26% depending on the contractual arrangement. These spread adjustments have been included in the all-in
rate shown.

(8)	Investment is held by AMG Comvest Senior Lending Blocker MF SPV, LLC, a wholly-owned subsidiary of AMG Comvest Senior Lending Fund.
(9)
The Fund updated certain descriptions of its portfolio companies presented in the consolidated financial statements as of December 31, 2024, to align with the legal issuer name, where applicable. These updates had no impact on the Consolidated Statements of Assets and Liabilities as of December 31, 2024.

(10)
This security is restricted and not available to resale. On October 18, 2023, the Fund purchased Armanino Advisory LLC – Delayed Draw Term Loan, Armanino Advisory LLC – Revolving Credit Line and Armanino Advisory LLC – Term Loan. These investments are offered by the same issuer as the Private Companies and are not restricted to resale.

(11)
This security is restricted and not available to resale. On November 4, 2024, the Fund purchased Periscope Cybermaxx Buyer, Inc – Delayed Draw Term Loan, Periscope Cybermaxx Buyer, Inc – Revolving Credit

Line and Periscope Cybermaxx Buyer, Inc –Term Loan. These investments are offered by the same issuer as the Private Companies and are not restricted to resale.
(12)
This security is restricted and not available to resale. On March 20, 2024, the Fund purchased Senior Support Holdings (Franchise) Acquisition, Inc.—Delayed Draw Loan and Senior Support Holdings (Franchise) Acquisition, Inc.—Term Loan. These investments are offered by the same issuer as the Private Companies and are not restricted to resale.

(13)	This security is restricted and not available to resale.
(14)	Investment held in AMG Comvest Senior Lending Fund LLI SPV, LLC as collateral for the Secured Loan Facility. Please refer to Note 6.
(15)	Investment subject to the Participation Agreement and acts as collateral for the secured borrowing. Please refer to Note 6.
(16)	A copy of the security’s annual report to shareholders may be obtained without charge on the SEC’s website (http://www.sec.gov).
(17)	Included in the total is an amount of $2,431 held for collateral to meet requirements associated with the Secured Loan Facility.
(18)	Fair value of investment is less than $500.
(19)	Investment is on non-accrual status.
PIK—Payment-in-kind
Description of Portfolio Companies
Set forth below is a description of each of the Fund’s portfolio companies as of December 31, 2024, including those that constituted over five percent of the Fund’s net assets as of December 31, 2024.
Allbridge
Managed services provider, providing connectivity, entertainment, and integrated technology solutions to high-occupancy environments, including hospitality, senior living, and multi-family spaces.
Armanino Advisory LLC
Provider of audit, tax, and professional advisory services.
Batteries Plus Holding Corporation
Multi-unit franchisor focused on selling battery power and lighting devices, along with repair services to both consumers and commercial accounts through a network of hundreds brick and mortar stores nationwide supported by an ecommerce platform.
BHP Management Holdings, LLC
Regional provider of substance abuse treatment services operating 40 facilities with approximately 700 beds across 5 states.
Billhighway
Provider of integrated software platform that helps multi-chapter member-based organizations improve efficiency through applications for membership, event management, reporting and analytics, payment processing and invoicing.
Cardiology Management Holdings, LLC
Outpatient cardiology platform with over several locations across multiple states.

CheckedUp
Operates in the
point-of-care
advertising industry. Through a network of primarily digital devices (televisions and wallboards) at healthcare practices, the company actively engages patients, caregivers, and physicians with programming such as advertisements, educational, and other healthcare related content.
CrossLink Professional Tax Solutions, LLC
Provider of
end-to-end
tax preparation software for tax professionals.
CyberMaxx Holdings, LLC
Cybersecurity managed service provider (“MSP”) delivering Managed Detection and Response (“MDR”) services to customers across regulated industries including healthcare, financial services, and utilities.
Discovery SL Management
A third-party operator of senior housing communities on behalf of real estate investment trusts, private equity funds, and family offices. Also provides home health and real estate design and development services.
DMA Holding Company
Provider of cloud-based loan origination system software, helping banks and other financial institutions automate and manage the entire commercial lending process.
Drive Assurance Corporation
Vertically integrated provider of
non-standard
auto (NSA) insurance.
D4C Dental Brands, Inc.
Pediatric-focused dental services organization with a network of approximately 200 dental practices across 9 states.
Firebirds Buyer, LLC
Polished-casual dining chain with several corporate-owned units across multiple states.
First American Government Obligations Fund
A money market mutual fund that invests in U.S. government securities to offer high safety, liquidity, and competitive yields for short-term cash management.
FloWorks International, LLC
Distributor of flow control products and technical services for many industrial sectors.
HAH Group Holding Company, LLC
Provider of
in-home,
non-medical
personal care services to elderly, Medicaid-eligible individuals.
Hasa Acquisition, LLC
Manufacturer and route-based distributor of water treatment solutions for residential and commercial pools, as well as municipal and industrial applications.

Hometown Food Company
Manufacturer and distributor of branded baking mix, frozen breakfast, frosting, and ingredients in the U.S.
Hornblower Sub LLC
Marine tourism concession and harbor cruise operator.
iCreditWorks Inc.
Business to business (“B2B”) and consumer tech-enabled lending platform enabling lending partners, merchants, and end-customers
to syndicate and access financing products at the
point-of-sale.
KCK Ltd
Family office which seeks to make venture capital and growth equity investments.
Kemper Sports Management, LLC
Owner, operator, and manager of many golf courses.
M2S Group Intermediate Holdings Inc
Coating specialist providing engineered paper and film product solutions for various applications including packaging labels, medical forms, lottery tickets, and windows.
Military Retail Solutions LLC
A consolidation of food distributor and supplier platforms to U.S. Military commissaries and dining facilities both domestically and overseas. The company sources, manufactures, and distributes both proprietary brands and nationally branded food products across an array of categories (beef, pork, poultry, vegetables, seafood, dairy, snacks, etc.).
National Debt Relief, LLC
Provider of success
fee-based
debt settlement services across dozens of states.
Nuclear Care Partners Holdings, Inc.
Provider of skilled and unskilled home health and home aid services to beneficiaries of the Energy Employees Occupational Illness Compensation Program Act (“EEOICPA”).
Obra CICS Finance, LLC
Reinsurer for property and casualty insurance policies.
OL Texas Restaurants, LLC
Hispanic-focused sports bar concept with locations in Texas, Arizona, and New Mexico serving the Hispanic community with a Spanish-fluent wait staff, and Hispanic-influenced branding and cuisine.
OmniMax International, LLC
Manufacturer of rainwater management and roofing accessories.

OpCo Borrower, LLC
Provider of skilled and unskilled home health and home aid services to beneficiaries of the Energy Employees Occupational Illness Compensation Program Act.
Pansophic Learning US, LLC
Operator of charter schools, online schools, daycares, and international private schools.
Pediatric Home Respiratory Services, LLC
Provider of home-based clinical services exclusively to children with medical complexity.
PDDS Holdco, Inc.
Software as a service provider of cloud-based software that focuses on practice management, imaging, customer relationship management for the dental and orthodontic industries.
Periscope Cybermaxx Buyer, Inc
Cybersecurity managed service provider to customers across regulated industries including healthcare, financial services, and utilities.
Petvet Care Centers, LLC
Operator of a veterinary hospital network focused on providing quality pet care.
Priority Holdings, LLC
Merchant acquirer in the payment processing network, providing solutions through its small and midsize business, business to business, and Enterprise channels, which help customers collect, store, and send money.
Rails International, LLC
Contemporary apparel brand for women and men.
Restaurant Holding Company, LLC
Operator of 173 quick-service restaurant units throughout Puerto Rico, including Burger King (160 locations), Firehouse Subs (13 locations), and Popeyes (in development). BKH is currently the largest restaurant operator by unit count in Puerto Rico.
Rialto Management Group, LLC
Integrated investment management, asset management, and servicing platform focused on the commercial real estate sector.
Salt US Holdco, LLC
Tech-enabled franchisor of logistics services for small and
medium-sized
enterprises.
Seatex Merger Sub, LLC
Provider of turnkey liquids and solids blending, toll manufacturing and packaging services intended for agriculture, cleaning and energy sectors.

Select Rehabilitation, LLC
Provider of outsourced physical therapy occupational therapy, and speech therapy services in the long-term care sector.
Senior Support Holdings (Franchise) Acquisition, Inc.
Franchisor of
in-home
senior care services focused on providing comprehensive,
non-medical,
private duty home care services ranging from specialized care for those living with chronic diseases to companion care for seniors seeking assistance with daily living activities.
Solidcore Topco, LLC
Owner and operator of fitness studios across 25 states, offering high-intensity, low-impact
group fitness classes utilizing proprietary Pilates-based reformers.
Spartan CP, LLC
Boutique fitness platform and franchisee in the Club Pilates system offering reformer-based Pilates group fitness classes.
Splash Car Wash, Inc
Regional operator of full-service and express service car washes with dozens of locations in the Northeast U.S.
Sportime Clubs, LLC
Owner and operator of tennis centric clubs and related sports and fitness facilities in the NYC
Tri-State
area.
Total Fleet Buyer, LLC
Fleet management provider that offers procurement, logistics, and management services for material handling equipment to manufacturing and distribution customers.
WildBrain Ltd.
Producer and licensor of kid’s and family media entertainment.
XDimensional Technologies, Inc.
Provider of a cloud-based, agency management application software that is used by insurance agents, brokers, and carriers. The software serves as the core operating platform for customers.

MANAGEMENT OF THE FUND
Board
Our business and affairs are managed under the direction of our Board. Our Board consists of four Trustees, three of whom are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act (our “Independent Trustees”). An “interested person” is an individual or entity with significant affiliations or financial relationships with the Fund or the Adviser, including, but not limited to, affiliated persons of the Fund and their immediate family members, any interested person of the Adviser, any person who has had a material business relationship with the Fund or who has served as legal counsel to the Fund in the past two completed fiscal years, and persons involved in portfolio transactions, underwriting, or loaning money to the Fund within the past six months. The SEC may also designate an individual or entity as an “interested person” based on their ownership of securities or the nature of their relationship with the Fund and/or its affiliates. Our Board elects our executive officers, who serve at the discretion of the Board.
The Board is responsible for the oversight of the Fund’s investment, operational and risk management activities. The Board reviews risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board’s risk oversight function is to ensure that the risks associated with the Fund’s investment activities are accurately identified, thoroughly investigated and responsibly addressed. Shareholders should note, however, that the Board’s oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of the Fund’s investments.
Board Leadership Structure
Under our Bylaws, our Board may designate one of our Trustees as chair to preside over meetings of our Board and meetings of shareholders, and to perform such other duties as may be assigned to him by our Board. The Board has appointed Robert O’Sullivan to serve in the role of chairman of the Board. The chairman’s role is to preside at all meetings of the Board and to act as a liaison with the Adviser, counsel and other Trustees generally between meetings. The chairman serves as a key point person for dealings between management and the Trustees. The chairman also may perform such other functions as may be delegated by the Board from time to time. The Board reviews matters related to its leadership structure annually. The Board has determined that its leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of Trustees and the full board in a manner that enhances effective oversight.
Our Board believes that its leadership structure is the optimal structure for us at this time. Our Board believes that its structure is presently appropriate to enable it to exercise its oversight of us.
Board’s Role in Risk Oversight
Our Board performs its risk oversight function primarily through (1) its two standing committees which report to the Board, each of which is comprised solely of Independent Trustees and (2) active monitoring by our chief compliance officer and our compliance policies and procedures.
Our Audit Committee and Nominating and Governance Committee assist our Board in fulfilling its risk oversight responsibilities. The Audit Committee’s risk oversight responsibilities include overseeing our accounting and financial reporting processes, our systems of internal controls regarding finance and accounting, and audits of our financial statements, including the independence of our independent auditors. The Nominating and Governance Committee’s risk oversight responsibilities include selecting, researching and nominating trustees for election by our shareholders, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and our management.

Our Board performs its risk oversight responsibilities with the assistance of our chief compliance officer. The Board quarterly reviews a written report from the chief compliance officer discussing the adequacy and effectiveness of our compliance policies and procedures and our service providers. The chief compliance officer’s quarterly report addresses at a minimum:

•	the operation of our compliance policies and procedures and our service providers since the last report;

•	any material changes to these policies and procedures since the last report;

•	any recommendations for material changes to these policies and procedures as a result of the chief compliance officer’s review; and

•	any compliance matter that has occurred since the date of the last report about which the Board would reasonably need to know to oversee our compliance activities and risks.
In addition, the chief compliance officer meets separately in executive session with the Independent Trustees at least once each year.
We believe that our Board’s role in risk oversight is effective, and appropriate given the extensive regulation to which we are subject as a BDC. We are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, our ability to incur indebtedness is limited because our asset coverage must equal at least 150% immediately after we incur indebtedness. We generally have to invest at least 70% of our total assets in “qualifying assets” and are not generally permitted to invest in any portfolio company in which one of our affiliates currently has an investment.
We recognize that different Board roles in risk oversight are appropriate for companies in different situations. We intend to continue to re-examine
the manner in which our Board administers its oversight function on an ongoing basis to ensure that it continues to meet our needs.
Trustees
Information regarding the Board is as follows:

Name	Age	Position	Length of Time Served	Principal Occupation During Past 5 Years	Other Trusteeships Held by Trustee
Interested Trustee
Robert O’Sullivan	51	Trustee, Chairman of the Board and Chief Executive Officer	Since October 2023	Chief Executive Officer, Commonwealth Credit Partners BDC Inc. (2021-Present); CEO and co-founder of Comvest Credit Partners	Chairman of the Board of Commonwealth Credit Partners BDC Inc. (2021-Present)

Independent Trustees
David G. Lambert	71	Trustee	Since February 2024	Private Investor	None

Eric Rakowski	66	Trustee	Since October 2023	University of California at Berkeley School of Law, Professor of Law (1990-Present)	Trustee of AMG Funds (34 portfolios) (1999-Present); Trustee/Director of AMG Pantheon

Name	Age	Position	Length of Time Served	Principal Occupation During Past 5 Years	Other Trusteeships Held by Trustee
					Funds (3 portfolios) (2014-Present); Trustee of Parnassus Funds (4 portfolios) (2021-Present); Trustee of Parnassus Income Funds (2 portfolios) (2021-Present); Director of Harding, Loevner Funds, Inc. (10 portfolios)

Peter MacEwen	60	Trustee	Since October 2023	Private investor (2019-Present)	Trustee of AMG Funds (38 portfolios) (2023-Present)
The address for each trustee is c/o AMG Comvest Senior Lending Fund, 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, FL 33401. While we do not intend to list our Common Shares on any securities exchange, if any class of our Common Shares is listed on a national securities exchange, our Board will be divided into three classes of trustees serving staggered terms of three years each.
Executive Officers Who are Not Trustees
Information regarding our executive officers who are not Trustees is as follows:

Name	Age	Position	Length of Time Served	Principal Occupation During Past 5 Years Position(s)
Cecilio M. Rodriguez	65	Chief Financial Officer	Since October 2023	Chief Financial Officer, Comvest Partners
Jason Gelberd	52	Co-Chief Investment Officer	Since October 2023	Partner and Co-Head of Direct Lending, Comvest Partners, Chief Operating Officer, Comvest Credit Partners

Greg Reynolds	55	Co-Chief Investment Officer	Since October 2023	Partner and Co-Head of Direct Lending, Comvest Partners, Chief Investment Officer, Comvest Credit Partners

Patrick Spellman	51	Chief Compliance Officer	Since October 2023	Vice President and Chief Compliance Officer of AMG Funds LLC; Chief Compliance Officer of AMG Distributors, Inc.; Chief Compliance Officer and Anti-Money Laundering Compliance Officer, AMG Funds and AMG Pantheon Funds

Name	Age	Position	Length of Time Served	Principal Occupation During Past 5 Years Position(s)

Michael Altschuler	47	Vice President	Since October 2023	Partner and General Counsel, Comvest Partners

Thomas Disbrow	59	Chief Accounting Officer and Treasurer	Since October 2023	Managing Director, Platform and Operations, AMG Funds LLC; Treasurer, AMG Funds and AMG Pantheon Funds

John Starace	54	Deputy Treasurer	Since October 2023	Vice President, AMG Funds LLC; Deputy Treasurer, AMG Funds and AMG Pantheon Funds

Maureen Kerrigan	39	Secretary	Since October 2023	Vice President and Senior Counsel, AMG Funds LLC; Assistant Secretary, AMG Funds
The address for each executive officer is c/o AMG Comvest Senior Lending Fund, 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, FL 33401.
Biographical Information
Each of our Trustees has demonstrated high character and integrity, superior credentials and recognition in his respective field and the relevant expertise and experience upon which to be able to offer advice and guidance to our management. Each of our Trustees also has sufficient time available to devote to our affairs, is able to work with the other members of the Board and contribute to our success and can represent the long-term interests of our shareholders as a whole. We have selected our current Trustees to provide a range of backgrounds and experience to our Board. Set forth below is biographical information for each Trustee, including a discussion of the Trustee’s particular experience, qualifications, attributes or skills that led us to conclude, as of the date of this prospectus, that the individual should serve as a Trustee, in light of our business and structure.
Independent Trustees
David G. Lambert.
David Lambert is a Trustee of the Fund. Mr. Lambert has spent his entire career involved in the global financial markets. He is a former partner of Goldman Sachs and Co. and currently serves on the Board of Trustees for the Palm Beach Florida employees retirement fund. Mr. Lambert is also a Director of Commonwealth Credit Partners BDC I, Inc. In addition, Mr. Lambert assists in providing financial and investment oversight to several non-profit
entities as part of his philanthropic
endeavors. Mr. Lambert graduated from Dickinson College with a BA in Psychology and later earned an MBA from the University of Chicago in Finance.
Eric Rakowski.
Eric Rakowski is a Trustee of the Fund. He currently serves as Professor of Law at the University of California, Berkeley School of Law. Prior to joining the faculty in 1990, Mr. Rakowski served as a tax attorney at Davis Polk & Wardwell and clerked for Judge Harry T. Edwards of the U.S. Court of Appeals for the District of Columbia Circuit and for Justice William J. Brennan Jr. of the U.S. Supreme Court. Mr. Rakowski has been a Trustee of AMG Funds since 1999, a Director of AMG Pantheon Fund, LLC and AMG Pantheon Master Fund, LLC since 2014, a Trustee of AMG Pantheon Credit Solutions Fund since 2024, serves as the Independent Chair of the Board of Trustees for AMG Funds and serves as Independent Chair of the Board of

Trustees/Directors for AMG Pantheon Funds. Mr. Rakowski has also served on the Board of Directors of Harding Loevner Funds, Inc. since 2008 and on the Boards of Trustees of Parnassus Funds and Parnassus Income Funds since 2021. Mr. Rakowski also served on the Board of Trustees for Third Avenue Trusts and Third Avenue Variable Trust from 2002 to 2019. Mr. Rakowski received a J.D. from Harvard University School of Law, a B.Phil. and a D.Phil. from Oxford University, and an A.B. from Harvard University.
Peter MacEwen.
Peter MacEwen is a Trustee of the Fund. Mr. MacEwen has 27 years of financial services experience and is a versatile, entrepreneurial global financial services and SEC financial expert with broad experience in all facets of public company operations. He has a strong record of material achievement in senior executive leadership positions, including extensive engagement with the Board of Directors of Affiliated Managers Group, Inc. as Chief Administrative Officer and Head of Finance. From 2003 until 2018, Mr. MacEwen served as Chief Administrative Officer (2013-2018), Senior Vice President, Finance and Capital Planning (2007-2013) and Vice President, Finance and Capital Planning (2003-2007) with Affiliated Managers Group, Inc. Prior to Affiliated Managers Group, Inc., Mr. MacEwen held various positions with Bank of Boston/ BancBoston Roberson Stephen/Fleet Securities from 1991 until 2003. Mr. MacEwen received an M.B.A in Finance and a B.A. in Economics and Math from McGill University.
Interested Trustee
Robert O’Sullivan.
Robert O’Sullivan is a Trustee, President and Chief Executive Officer of the Fund and Director, President and Chief Executive Officer of Commonwealth Credit Partners BDC I, Inc. He is also Chief Executive Officer and is a co-founder
of Comvest Credit Partners, the direct lending strategy at Comvest Partners. Mr. O’Sullivan serves as a member of the Comvest Partner’s Executive Committee and joined Comvest Partners in 2002 having been actively involved in financing and investing in lower middle market companies since 1992 when he joined Comvest’s predecessor firm, Commonwealth Associates. Mr. O’Sullivan received a B.A. in Geography from London University while attending King’s College and the London School of Economics.
Executive Officers and Key Personnel Who Are Not Trustees
Cecilio Rodriguez.
Cecilio Rodriguez is Chief Financial Officer of the Fund. He is also the Chief Financial Officer of Comvest Partners and Commonwealth Credit Partners BDC I, Inc. Prior to joining Comvest Partners, Mr. Rodriguez served in senior finance roles in banking, healthcare, aviation services, and venture capital. He began his career in the audit department of Deloitte & Touche. Mr. Rodriguez received a Bachelor of Business Administration with a concentration in Accounting from Florida International University.
Jason Gelberd.
Jason Gelberd is
Co-Chief
Investment Officer of the Fund. He is also a Partner and
Co-Head
of Direct Lending for Comvest Partners and Chief Operating Officer of Comvest Credit Partners and
Co-Chief
Investment Officer of Commonwealth Credit Partners BDC I, Inc. Mr. Gelberd is responsible for portfolio management and operations of Comvest Partners’ direct lending strategy in addition to originating, structuring, and managing investments. Earlier in his career, Mr. Gelberd was a Director with Goldman Sachs Specialty Lending Group and was a Vice President at Antares Capital, providing senior and junior capital to private equity sponsor backed middle-market companies. Mr. Gelberd’s lending career has also included commercial lending positions at First Source Financial and LaSalle National Bank. Mr. Gelberd received an M.B.A. from DePaul University’s Charles Kellstadt School of Business and a B.B.A. in Finance from the University of Iowa.
Greg Reynolds.
Greg Reynolds is
Co-Chief
Investment Officer of the Fund. He is also a Partner and
Co-Head
of Direct Lending for Comvest Partners and Chief Investment Officer of Comvest Credit Partners and
Co-Chief
Investment Officer of Commonwealth Credit Partners BDC I, Inc. Mr. Reynolds oversees the structuring and underwriting functions of Comvest Partners direct lending strategy in addition to originating, structuring, and managing investments. Earlier in his career, Mr. Reynolds was a Director with Dymas Capital

Management and was an Assistant Vice President in Heller Financial’s Corporate Finance Group. Mr. Reynolds received an M.B.A. from the University of Chicago and a B.A. from the University of Wisconsin.
Patrick Spellman.
Patrick Spellman is Chief Compliance Officer of the Fund. He joined the Administrator in 2011 and currently serves as Vice President and Chief Compliance Officer of the Administrator, Chief Compliance Officer of the Managing Dealer and Chief Compliance Officer and Anti-Money Laundering Compliance Officer for the AMG Funds family of funds and AMG Pantheon Funds. He is responsible for overseeing and managing regulatory and compliance matters for the Administrator and the Managing Dealer. Previously, Mr. Spellman was a Compliance Manager with Affiliated Managers Group, Inc., serving in that capacity from 2005 through 2010, where he was responsible for assisting affiliates of Affiliated Managers Group, Inc. with various aspects of their legal and compliance functions. Prior to joining Affiliated Managers Group, Inc., Mr. Spellman was an Audit Manager with Commonwealth Financial Network, an independent broker-dealer, and was responsible for developing and overseeing the firm’s audit and inspection programs. Mr. Spellman is a member of various Investment Adviser Association and Investment Company Institute Committees. He received his B.A. from Lafayette College and holds Series 7, 24 and 66 licenses with FINRA.
Michael Altschuler.
Michael Altschuler is Vice President of the Fund. He is a Partner and also serves as General Counsel of Comvest Partners and Secretary of Commonwealth Credit Partners BDC I, Inc. Mr. Altschuler’s prior experience includes serving as a Director & Counsel at UBS Investment Bank and practicing as a securities and capital markets attorney with Latham & Watkins LLP. Mr. Altschuler received a J.D. from Columbia Law School, an M.B.A. from the Kellogg School of Management at Northwestern University and a B.A. from the University of Michigan.
Thomas Disbrow.
Thomas Disbrow is Chief Accounting Officer and Treasurer of the Fund. He joined the Administrator in 2017 and currently serves as Managing Director, Platform and Operations. Mr. Disbrow is primarily responsible for the administration and day-to-day
operations of the AMG Funds family of funds and AMG Pantheon Funds. Previously, Mr. Disbrow served in numerous roles for UBS Asset Management (Americas), Inc. within Fund Administration and Fund Operations from January 2000 through September 2017. He was a Managing Director and Global Head of Traditional Funds Product Control from 2015 through 2017. Prior to that, Mr. Disbrow was a Managing Director and Head of North American Funds Treasury from 2011-2015. Mr. Disbrow received a B.S. in accounting from the Stillman School of Business at Seton Hall University.
John Starace.
John Starace is Deputy Treasurer of the Fund. He joined the Administrator in 2014 and currently serves as Vice President. He also serves as Deputy Treasurer for the AMG Funds family of funds and AMG Pantheon Funds. Mr. Starace is primarily responsible for fund administration, including NAV oversight, tax, and financial reporting. He has 30 years of experience in the asset management industry where he previously worked at Deloitte & Touche, as a senior audit manager, Citi Hedge Funds Services, as Vice President in fund administration, and Bank of New York Mellon, as a fund accounting manager. Mr. Starace has experience in auditing and accounting of complex fund structures such as private equity funds, hedge funds, master/feeder and business development companies. Mr. Starace received a B.B.A. in accounting from Hofstra University.
Maureen Kerrigan.
Maureen Kerrigan is Secretary of the Fund. She joined the Administrator in 2015 and currently serves as Vice President and Senior Counsel. Ms. Kerrigan supports the Administrator on fund legal and regulatory compliance matters and is responsible for the preparation of fund registration materials and related filings and documentation, and for various fund governance matters. Previously, Ms. Kerrigan was an associate in the Investment Management group at Ropes & Gray LLP. She received a J.D. from Washington University School of Law and a B.A. from Boston College.
Communications with Trustees
Shareholders and other interested parties may contact any member (or all members) of the Board by mail. To communicate with the Board, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent to c/o AMG Comvest Senior Lending Fund, 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, FL 33401, Attention: Chief Compliance Officer.
Committees of the Board
Our Board has established an Audit Committee and a Nominating and Governance Committee. The members of each committee have been appointed by our Board and serve until their respective successor is elected and qualifies, unless they are removed or resign. We do not have a compensation committee because our executive officers do not receive any direct compensation from us.
Audit Committee.
The Audit Committee operates pursuant to a charter approved by our Board. The charter sets forth the responsibilities of the Audit Committee. The Audit Committee is responsible for recommending the selection of, engagement of and discharge of our independent auditors, reviewing the plans, scope and results of the audit engagement with the independent auditors, approving professional services provided by the independent auditors (including compensation therefore), reviewing the independence of the independent auditors and reviewing the adequacy of our internal controls over financial reporting. The members of the Audit Committee are David Lambert, Eric Rakowski and Peter MacEwen, each of whom is not an interested person of the Fund for purposes of the 1940 Act. Peter MacEwen serves as the chairman of the Audit Committee, and our Board has determined that Peter MacEwen is an “audit committee financial expert” as that term is defined under Item 407 of
Regulation S-K,
as promulgated under the Exchange Act, and that Mr. MacEwen meets the current independence and experience requirements of Rule
10A-3
of the Exchange Act.
A copy of the charter of the Audit Committee is available in print to any shareholder who requests it, and it will also be available on the Fund’s website at
www.wealth.amg.com
.
Nominating and Governance Committee.
The Nominating and Governance Committee operates pursuant to a charter approved by our Board. The charter sets forth the responsibilities of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for determining criteria for service on the Board, identifying, researching and nominating trustees for election by our shareholders, selecting nominees to fill vacancies on our Board or committees of the Board, developing and recommending to the Board a set of governance principles and overseeing the self-evaluation of the Board and its committees and evaluation of our management. The Nominating and Governance Committee considers nominees properly recommended by our shareholders. The members of the Nominating and Governance Committee are David Lambert, Eric Rakowski and Peter MacEwen, each of whom is not an interested person of the Fund for purposes of the 1940 Act. David Lambert serves as the chairman of the Nominating and Governance Committee.
The Nominating and Governance Committee seeks candidates who possess the background, skills and expertise to make a significant contribution to the Board, us and our shareholders. In considering possible candidates for election as a trustee, the Nominating and Governance Committee takes into account, in addition to such other factors as they deem relevant, the desirability of selecting trustees who:

•	are of high character and integrity;

•	are accomplished in their respective fields, with superior credentials and recognition;

•	have relevant expertise and experience upon which to be able to offer advice and guidance to management;

•	have sufficient time available to devote to our affairs;

•	are able to work with the other members of the Board and contribute to our success;

•	can represent the long-term interests of our shareholders as a whole; and

•	are selected such that the Board represents a range of backgrounds and experience.

The Nominating and Governance Committee has not adopted formal policies with regard to the consideration of diversity in identifying trustee nominees. In determining whether to recommend a trustee nominee, the Nominating and Governance Committee considers and discusses diversity, among other factors, with a view toward the needs of the Board as a whole. The Nominating and Governance Committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the Board, when identifying and recommending trustee nominees. The Nominating and Governance Committee believes that the inclusion of diversity as one of many factors considered in selecting trustee nominees is consistent with the Nominating and Governance Committee’s goal of creating a Board that best serves our needs and the interest of our shareholders.
A copy of charter of the Nominating and Governance Committee is available in print to any shareholder who requests it, and it will also be available on the Fund’s website at
www.wealth.amg.com
.
Compensation of Trustees
Each of our Independent Trustees will receive an annual retainer fee of $60,000, payable once per year. In addition, the lead Independent Trustee will receive an additional $10,000 per year as compensation for his services. Independent Trustees will also be reimbursed for all reasonable out-of-pocket
expenses incurred in connection with participating in each Board meeting.
With respect to each Audit Committee meeting not held concurrently with a Board meeting, Independent Trustees will be reimbursed for all reasonable out-of-pocket
expenses incurred in connection with participating in such Audit Committee meeting. In addition, the chairman of the Audit Committee will receive an additional annual retainer of $10,000 per year as compensation for his services.
The chairman of the Nominating and Governance Committee will receive an additional annual retainer of $10,000 per year as compensation for his services.
No compensation will be paid to Trustees who are “interested persons,” as that term is defined in the 1940 Act. The following table reflects compensation paid to Trustees for the fiscal year ended December 31, 2024:

Total Compensation earned from the Fund for Fiscal Year 2024
Independent Trustees
Eric Rakowski	$70,000
Peter MacEwen	$70,000
David Lambert	$58,654

Interested Trustee
Robert O’Sullivan (1)	$—

(1)	Mr. O’Sullivan is an “interested person,” as defined in Section 2(a)(19) of the 1940 Act, and, as such, does not receive compensation from the Fund or the Fund Complex for his services as a Trustee.
Compensation of Executive Officers
We do not currently have any employees and do not expect to have any employees. Services necessary for our business, including such services provided by our executive officers, will be provided by individuals who are employees of the Adviser and Administrator, pursuant to the terms of our Advisory Agreement, or through the Administration Agreement. Pursuant to its Resource Sharing Agreement with Comvest Partners, the Adviser will have access to Comvest Partners’ team of experienced investment professionals.

None of our executive officers will receive direct compensation from us. Certain of our executive officers, through their ownership interest in or management positions with the Adviser and the Administrator, as applicable, may be entitled to a portion of any profits earned by the Adviser and the Administrator, which includes any fees payable to the Adviser under the terms of our Advisory Agreement, less expenses incurred by the Adviser in performing its services under our Advisory Agreement, and any fees payable to the Administrator under the terms of our Administration Agreement, less expenses incurred by the Administrator in performing its services under our Administration Agreement.
The Adviser and the Administrator may pay additional salaries, bonuses, and individual performance awards and/or individual performance bonuses to our executive officers in addition to their ownership interest.

PORTFOLIO MANAGEMENT
Comvest Credit Managers, LLC serves as our Adviser. The Adviser is registered as an investment adviser under the Advisers Act. The Adviser, as an affiliate of Comvest Partners and pursuant to the Resource Sharing Agreement, is supported by Comvest Partners’ team, which as of December 31, 2024, consisted of approximately 130 employees to fulfill its obligations to us under the Advisory Agreement. The Adviser may also depend upon Comvest Partners to obtain access to investment opportunities originated by the professionals of Comvest Partners. Subject to the overall supervision of our Board, the Adviser manages the Fund’s day-to-day
operations and provides investment advisory and management services to us.
Investment Committee
The management of our investment portfolio is the responsibility of the Adviser and its Investment Committee. The Investment Committee is currently comprised of Michael Falk, Jason Gelberd, Tom Goila, Lee Landrum, Robert O’Sullivan, Greg Reynolds, and Cecilio Rodriguez. While the Investment Committee utilizes a consensus-driven approach, investment decisions generally require majority approval of the Investment Committee. The Investment Committee will meet regularly to vet new investment opportunities, and evaluate strategic initiatives and actions taken by the Adviser on our behalf. The day-to-day
management of investments approved by the Investment Committee is overseen by the Investment Team.
All of the Investment Committee members have ownership and financial interests in, and may receive compensation and/or profit distributions from, the Adviser and/or Comvest Partners. None of the Investment Committee members receive any direct compensation from us.
The table below shows the dollar range of Common Shares owned by the Investment Committee as of December 31, 2024:

Name of Investment Committee Member	Dollar Range of Equity Securities (1)
Michael Falk	None
Jason Gelberd	None
Tom Goila	None
Lee Landrum	None
Robert O’Sullivan	None
Greg Reynolds	None
Cecilio Rodriguez	None

(1)	Dollar ranges are as follows: None, $1—$10,000, $10,001—$50,000, $50,001—$100,000, $100,001—$500,000, $500,001—$1,000,000, or over $1,000,000.
Other Accounts Managed by the Investment Committee
The members of the Investment Committee also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2024: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by the portfolio managers; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

Michael Falk
Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee
Registered Investment companies	—	—	—	—
Other pooled investment vehicles (1)	27	$9,913,619,683	23	$9,204,963,502
Other accounts	3	$371,981,959	2	$321,159,517

Cecilio Rodriguez
Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee
Registered Investment companies	—	—	—	—
Other pooled investment vehicles (1)	27	$9,913,619,683	23	$9,204,963,502
Other accounts	3	$371,981,959	2	$321,159,517

Jason Gelberd
Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee
Registered Investment companies	—	—	—	—
Other pooled investment vehicles (1)	18	$8,609,214,662	15	$7,900,625,436
Other accounts	3	$371,981,959	2	$321,159,517

Greg Reynolds
Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee
Registered Investment companies	—	—	—	—
Other pooled investment vehicles (1)	18	$8,609,214,662	15	$7,900,625,436
Other accounts	3	$371,981,959	2	$321,159,517

Tom Goila
Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee
Registered Investment companies	—	—	—	—
Other pooled investment vehicles (1)	18	$8,609,214,662	15	$7,900,625,436
Other accounts	3	$371,981,959	2	$321,159,517

Robert O’Sullivan
Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee
Registered Investment companies	—	—	—	—
Other pooled investment vehicles (1)	17	$8,353,135,662	14	$7,644,546,436
Other accounts	3	$371,981,959	2	$321,159,517

Lee Landrum
Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee
Registered Investment companies	—	—	—	—
Other pooled investment vehicles (1)	18	$8,609,214,662	15	$7,900,625,436
Other accounts	3	$371,981,959	2	$321,159,517

(1)	Includes management investment companies that have elected to be regulated as business development companies under the 1940 Act.
Members of the Investment Committee Who Are Not Our Trustees or Executive Officers
Michael Falk.
Michael Falk is the Founder and Executive Chairman of Comvest Partners. Mr. Falk chairs Comvest Partners’ Executive Committee, which oversees firm-wide management and the strategic direction. Mr. Falk is also a member of the Comvest Partners’ Operating Committee and is an investment committee member of all Comvest funds. He has played active board roles with many of Comvest Partners’ noted investments. Mr. Falk co-founded
Comvest Partners’ predecessor firm, Commonwealth Associates, in 1988. Under his direction, Commonwealth Associates led equity or equity related investment transactions to finance operations, acquisitions and/or restructuring of more than 100 technology, healthcare, and service-related lower middle market businesses.
Mr. Falk is
Co-Trustee
of the Michael and Annie Falk Foundation. The foundation is dedicated to improving the lives of children through delivery of high-quality early education, preserving our environment by protecting animals and conserving natural resources, and supporting many other community-based causes. The foundation also supports and funds nonprofit organizations responding to environmental emergencies that adversely affect families and negatively impact the environment. In addition to these endeavors, Mr. Falk has supported various causes at institutions of higher learning, including scholarships at Queens College and establishing a research laboratory in environmental exposomics—an assessment of the effects of environmental contaminants on human health—at Duke University’s Nicholas School of the Environment. Mr. Falk is also a member of the Board of the West Palm Beach Police Foundation. Mr. Falk received a B.A. in Economics from Queens College and has pursued further education through Stanford University’s Executive Program for small businesses and Harvard Business School’s CEO program.
Tom Goila.
Tom Goila is a Partner and serves as a member of the Comvest direct lending strategy’s investment committee. He is responsible for originating, structuring and managing investments for Comvest’s direct lending strategy. Prior to joining Comvest, Mr. Goila was a Senior Restructuring and Finance Consultant for a healthcare focused specialty finance firm. Mr. Goila also served over nine years at Goldman Sachs, starting as a Vice President and then as a Director in the Specialty Lending Group where he focused on healthcare investing. Previous experience includes healthcare finance roles at BNP Paribas and First Union. Mr. Goila received a B.A. in accounting from Furman University.
Lee Landrum
.
Lee Landrum is a Partner and serves as a member of the Comvest direct lending strategy’s and special opportunities investment committees. Prior to joining Comvest, Mr. Landrum was a Managing Partner of Tennenbaum Capital Partners (TCP), where he led its Global Investor Relations team and all fundraising and investor activity. He joined BlackRock (the successor organization) upon the sale of TCP to BlackRock. Previously, Mr. Landrum held senior investment positions at The Carlyle Group and Babson Capital Management. Lee began his career in investment banking at First Union. Mr. Landrum received an M.B.A from Vanderbilt University and a B.A. from the University of Georgia.

ADVISORY AGREEMENT AND ADMINISTRATION AGREEMENT
Comvest Credit Managers, LLC is located at 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, FL 33401. The Adviser, an affiliate of Comvest Partners, is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board and in accordance with the 1940 Act, the Adviser manages our day-to-day
operations and provides investment advisory services to us.
Advisory Agreement
The following summarizes our arrangements with the Adviser pursuant to the Advisory Agreement:
Pursuant to the Advisory Agreement, the Adviser:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	determines the securities and other assets that we will purchase, retain or sell;

•	identifies, evaluates, and negotiates the structure of our investments that we make;

•	executes, monitors and services the investments that we make;

•	performs due diligence on prospective portfolio companies;

•	votes, exercises consents and exercises all other rights appertaining to such securities and other assets on our behalf; and

•	provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require.
The Adviser’s services under the Advisory Agreement will not be exclusive, and it and/or other entities affiliated with Comvest are permitted to furnish similar services to other entities. Pursuant to its Resource Sharing Agreement, the Adviser will have access to Comvest Partners’ team of experienced investment professionals.
Compensation of Adviser
We pay the Adviser a fee for its services under the Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee is ultimately be borne by the shareholders.
Management Fee
The management fee is payable quarterly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable quarter adjusted for any share issuances or repurchases during the applicable quarter. For purposes of the Advisory Agreement, net assets means our total assets less the carrying value of our liabilities, determined on a consolidated basis in accordance with GAAP.
Incentive Fee
The incentive fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.
Incentive Fee Based on Income
The portion based on our income is based on
Pre-Incentive
Fee Net Investment Income Returns.
“Pre-Incentive
Fee Net Investment Income Returns” means dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up
fees, as well as prepayments premiums, but excluding fees for providing managerial assistance and fees earned by the Adviser or an affiliate in its capacity as an administrative agent, syndication agent, collateral agent, loan servicer or other similar capacity) accrued during the month, minus operating expenses for the month (including the management fee, taxes, any expenses payable under the Advisory Agreement and an administration agreement with our administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred stock, but excluding the incentive fee and shareholder servicing and /or distribution fees).
Pre-Incentive
Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments, with PIK interest and zero-coupon
securities), accrued income that we have not yet received in cash.
Pre-Incentive
Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from
Pre-Incentive
Fee Net Investment Income Returns.
Pre-Incentive
Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
We pay the Adviser an incentive fee with respect to our
Pre-Incentive
Fee Net Investment Income Returns in each calendar quarter as follows:

•
No incentive fee based on
Pre-Incentive
Fee Net Investment Income Returns in any calendar quarter in which our
Pre-Incentive
Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.00% annualized);

•
100% of the dollar amount of our
Pre-Incentive
Fee Net Investment Income Returns with respect to that portion of such
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). We refer to this portion of our
Pre-Incentive
Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the
“catch-up.”
The
“catch-up”
is meant to provide the Adviser with approximately 12.5% of our
Pre-Incentive
Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•
12.5% of the dollar amount of our
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up
is achieved, 12.5% of all
Pre-Incentive
Fee Net Investment Income Returns thereafter are paid to the Adviser.

Pre-Incentive
Fee Net Investment Income (expressed as a percentage of the value of net assets per quarter)

Percentage of
Pre-Incentive
Fee Net Investment Income Allocated to Quarterly Incentive Fee
These calculations are
pro-rated
for any period of less than three months and adjusted for any share issuances or repurchases during the applicable quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to
Pre-Incentive
Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive
Pre-Incentive
Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses.
Incentive Fee Based on Capital Gains
The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals:

•
12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. The Fund will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. For the purpose of computing the capital gains incentive fee, the calculation methodology looks through derivative financial instruments or swaps as if the Fund owned the reference assets directly. In no event will the capital gains incentive fee payable pursuant to the Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.
For purposes of computing the Fund’s incentive fee on income and the incentive fee on capital gains, the calculation methodology looks through derivative financial instruments or swaps as if we owned the reference assets directly. The fees that are payable under the Advisory Agreement for any partial period will be appropriately prorated.
Examples of Quarterly Incentive Fee Calculation
Example 1—Incentive Fee on
pre-incentive
fee net investment income for each quarter

Scenarios expressed as a percentage of NAV at the beginning of the quarter	Scenario 1	Scenario 2	Scenario 3
Pre-incentive fee net investment income for the quarter	1.00%	1.35%	2.00%
Catch up incentive fee (maximum of 0.18%)	0.00%	0.10%	0.18%
Split incentive fee (12.50% above 1.43%)	0.00%	0.00%	0.07%

Net Investment income	1.00%	1.25%	1.75%

Scenario 1—Incentive Fee on Income
Pre-incentive
fee net investment income does not exceed the 1.25% quarterly preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive
fee net investment income.
Scenario 2—Incentive Fee on Income
Pre-incentive
fee net investment income falls between the 1.25% quarterly preferred return rate and the upper level breakpoint of 1.43%, therefore the incentive fee on pre-incentive
fee net investment income is 100% of the
pre-incentive
fee above the 1.25% quarterly preferred return.

Scenario 3—Incentive Fee on Income
Pre-incentive
fee net investment income exceeds the 1.25% quarterly preferred return and the 1.43% upper level breakpoint provision. Therefore the upper level breakpoint provision is fully satisfied by the 0.18% of pre-incentive
fee net investment income above the 1.25% preferred return rate and there is a 12.50% incentive fee on pre-incentive
fee net investment income above the 1.43% upper level breakpoint. This ultimately provides an incentive fee which represents 12.50% of pre-incentive
fee net investment income.
Example 2—Incentive Fee on Capital Gains
Assumptions

Year 1:	No net realized capital gains or losses

Year 2:	6.00% realized capital gains and 1.00% realized capital losses and unrealized capital depreciation; capital gain incentive fee = 12.50% × (realized capital gains for year computed net of all realized capital losses and unrealized capital depreciation at year end)

Year 1	Incentive Fee on Capital Gains	= 12.50% × (0)
= 0
= No Incentive Fee on Capital Gains

Year 2	Incentive Fee on Capital Gains	= 12.50% × (6.00% – 1.00%)
= 12.50% × 5.00%
= 0.63%
Resource Sharing Agreement
The Adviser is an affiliate of Comvest Partners, which manages the Comvest Credit Partners family of private funds. The Adviser has entered into the Resource Sharing Agreement with its affiliate, pursuant to which Comvest Partners provides the Adviser with experienced investment professionals and access to the resources of Comvest Partners so as to enable the Adviser to fulfill its obligations under the Advisory Agreement. Through the Resource Sharing Agreement, the Adviser intends to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Comvest Partners’ investment professionals. There can be no assurance that Comvest Partners will perform its obligations under the Resource Sharing Agreement. The Resource Sharing Agreement may be terminated by either party on 60 days’ notice, which if terminated may have a material adverse consequence on the Fund’s operations.
Administration Agreement and
Sub-Administration
Agreement
Under the Administration Agreement, the Administrator is obligated to perform or cause to be performed certain services in exchange for a fee (the “Administration Fee”), and the Administrator pays all fees, costs, and expenses incurred by it in connection with its obligations under the Administration Agreement with respect to the Fund, with the exception of certain expenses that are assumed by the Fund, as described below.
As compensation for the services of and expenses borne by the Administrator or its affiliates under the Administration Agreement, during the period of time that the Fund operated as a privately offered BDC, the Fund paid to the Administrator a quarterly fee equal to an annual rate of 0.25% of the value of the Fund’s net assets as of the beginning of the first calendar day of the applicable quarter adjusted for any Share issuances or repurchases during the applicable quarter. The Administration Fee, during the period of time that the Fund operated as a privately offered BDC, was calculated and payable quarterly in arrears.
The Fund pays the Administrator a monthly fee equal to an annual rate of 0.25% of the value of the Fund’s net assets as of the beginning of the first calendar day of the applicable month adjusted for any share issuances or repurchases during the applicable month. The Administration Fee is calculated and paid monthly in arrears.

For the avoidance of doubt, the costs, fees and expenses borne by the Administrator or its affiliates include but are not limited to the following:

•	Fees, costs and expenses of the administrative and compliance services necessary for the operation of the Fund or oversee, or arrange for, the performance of said services by the Sub-Administrator;

•	Fees, costs and expenses of technology and technology development including, but not limited to, computer systems and applications, web servicing, and website development and maintenance;

•
Costs and expenses of all
in-house
administrative professional staff provided by the Administrator or its affiliates, including internal legal, compliance, tax, finance, accounting, audit, technology, or other services and professionals related thereto, as deemed appropriate by the Administrator, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel; and

•
Costs and expenses of
in-house
registered representatives provided by the managing dealer or its affiliates, as deemed appropriate by the Administrator, including base compensation, bonus, and benefits and routine overhead expenses, due diligence expense, and training and promotional expenses.

Fund Expenses
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided through the Administration Agreement and the Advisory Agreement.
All investment professionals of the Adviser and their respective staffs, when and to the extent engaged in providing investment advisory and management services under the Advisory Agreement and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Adviser and not by us.
Subject to the Second Amended and Restated Expense Limitation and Reimbursement Agreement, the Adviser and Administrator will pay, absorb and/or reimburse our O&O Expenses.
In addition to advisory fees and the Administration Fee, except as noted above, the Fund is permitted to bear all expenses directly and specifically related to its operations, administrations and transactions, which expenses may include without limitation:

(i)
O&O Expenses associated with the offering of the Fund’s shares (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of participating broker-dealers, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Fund’s Transfer Agent, fees to attend retail seminars sponsored by participating broker-dealers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, broker-dealers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fee);

(ii)
all taxes, fees, costs, and expenses, retainers and/or other payments of accountants, legal counsel, advisors (including tax advisors), subadministrators, auditors (including with respect to any additional auditing required under The Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers and any applicable legislation implemented by an EEA Member state in connection with such Directive (the “AIFMD”)), investment bankers, administrative agents, paying agents, depositaries, custodians, trustees, sub-custodians,
consultants (including individuals consulted through expert network consulting firms), engineers, senior advisors, industry experts, operating partners, deal sourcers (including personnel dedicated to but not employed by the Administrator, or its affiliates), and other professionals (including, for the avoidance of doubt, the costs and charges allocable with respect to the provision of internal legal, tax, accounting, technology or other services and professionals related thereto (including secondees and temporary personnel or consultants that may be engaged on short-or
long-term arrangements) as deemed appropriate by the Adviser or its affiliates, with the oversight of the Board, where such internal personnel perform services that would be paid by the Fund if outside service providers provided the same services); fees, costs, and expenses herein include (x) costs, expenses and fees for hours spent by its in-house
attorneys and tax advisors that provide transactional legal advice and/or services to the Fund or its portfolio companies on matters related to potential or actual investments and transactions and the ongoing operations of the Fund and (y) expenses and fees to provide administrative and accounting services to the Fund or its portfolio companies, and expenses, charges and/or related costs incurred directly by the Fund or affiliates in connection with such services (including overhead related thereto), in each case, (I) that are specifically charged or specifically allocated or attributed by the Adviser or its affiliates, with the oversight of the Board, to the Fund or its portfolio companies and (II) provided that any such amounts shall not be greater than what would be paid to an unaffiliated third party for substantially similar advice and/or services;

(iii)	the cost of effecting any sales and repurchases of the shares and other securities;

(iv)	extraordinary expenses incurred by the Fund (including litigation);

(v)
interest and fees and expenses arising out of all borrowings, guarantees and other financings (including interest, fees and related legal expenses) made or entered into by the Fund, including, but not limited to, the arranging thereof and related legal expenses;

(vi)	all fees, costs and expenses of any loan servicers and other service providers and of any custodians, lenders, investment banks and other financing sources;

(vii)	costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Fund’s assets for tax or other purposes;

(viii)	costs of entering into derivatives and hedging transactions;

(ix)
expenses, including travel, entertainment, lodging and meal expenses, incurred by the Adviser, members of its investment team, or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing the Fund’s rights;

(x)
expenses (including the allocable portions of compensation and out-of-pocket
expenses such as travel expenses) or an appropriate portion thereof of employees of the Adviser or its affiliates to the extent such expenses relate to attendance at meetings of the Board or any committees thereof;

(xi)
all fees, costs and expenses, if any, incurred by or on behalf of the Fund in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including, without limitation any legal, tax, administrative, accounting, travel, meals, accommodations and entertainment, advisory, consulting and printing expenses, reverse termination fees and any liquidated damages, commitment fees that become payable in connection with any proposed investment that is not ultimately made, forfeited deposits or similar payments;

(xii)	the allocated costs incurred by the Adviser and the Administrator in providing managerial assistance to those portfolio companies that request it;

(xiii)
all brokerage costs, hedging costs, prime brokerage fees, custodial expenses, agent bank and other bank service fees; private placement fees, commissions, appraisal fees, commitment fees and underwriting costs; costs and expenses of any lenders, investment banks and other financing sources, and other investment costs, fees and expenses actually incurred in connection with evaluating, making, holding, settling, clearing, monitoring or disposing of actual investments (including, without limitation, travel, meals, accommodations and entertainment expenses and any expenses related to attending trade association and/or industry meetings, conferences or similar meetings, any costs or expenses relating to currency conversion in the case of investments denominated in a currency other than U.S. dollars) and expenses arising out of trade settlements (including any delayed compensation expenses);

(xiv)
investment costs, including all fees, costs and expenses incurred in sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors), settling, monitoring and holding prospective or actual investments or investment strategies including, without limitation, any financing, legal, filing, auditing, tax, accounting, compliance, loan administration, travel, meals, accommodations and entertainment, advisory, consulting, engineering, data-related and other professional fees, costs and expenses in connection therewith (to the extent the Adviser is not reimbursed by a prospective or actual issuer of the applicable investment or other third parties or capitalized as part of the acquisition price of the transaction), or any fees, costs and expenses related to the organization or maintenance of any vehicle through which the Fund directly or indirectly participates in the acquisition, holding and/or disposition of investments or which otherwise facilitate the Fund’s investment activities, including without limitation any travel and accommodations expenses related to such vehicle and the salary and benefits of any personnel (including personnel of the Adviser or its affiliates) reasonably necessary and/ or advisable for the maintenance and operation of such vehicle, or other overhead expenses (including any fees, costs and expenses associated with the leasing of office space (which may be made with one or more affiliates of the Adviser as lessor in connection therewith));

(xv)	transfer agent, dividend agent and custodial fees;

(xvi)	fees and expenses associated with marketing efforts;

(xvii)	federal and state registration fees, franchise fees, any stock exchange listing fees and fees payable to rating agencies; ongoing Fund offering expenses;

(xviii)
fees and expenses including reasonable travel, entertainment, lodging and meal expenses of, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the Board who are not interested persons (as defined in the 1940 Act) of the Fund;

(xix)
costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act of 2002 compliance and attestation and costs of preparing and filing reports or other documents with the SEC, Financial Industry Regulatory Authority, U.S. Commodity Futures Trading Commission and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing and the costs associated with reporting and compliance obligations under the 1940 Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing (except to the extent such costs and expenses are borne by the Administrator or its affiliates under this Agreement or by the Adviser under the Advisory Agreement);

(xx)
all fees, costs and expenses associated with the preparation and issuance of the Fund’s periodic reports and related statements (e.g., financial statements and tax returns) and other internal and third-party printing (including a flat service fee), publishing (including time spent performing such printing and publishing services) and reporting-related expenses (including other notices and communications) in respect of the Fund and its activities (including internal expenses, charges and/or related costs incurred, charged or specifically attributed or allocated by the Fund or the Adviser or its affiliates in connection with such provision of services thereby) (except to the extent such costs and expenses are borne by the Administrator under this Agreement or by the Adviser under the Advisory Agreement);

(xxi)	the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs) and the costs of any shareholder or Board meetings;

(xxii)	proxy voting expenses;

(xxiii)	costs associated with an exchange listing;

(xxiv)	costs of registration rights granted to certain investors;

(xxv)
any taxes and/or
tax-related
interest, fees or other governmental charges (including any penalties incurred where the Adviser lacks sufficient information from third parties to file a timely and complete tax return) levied against the Fund and all expenses incurred in connection with any tax audit, investigation, litigation, settlement or review of the Fund and the amount of any judgments, fines, remediation or settlements paid in connection therewith;

(xxvi)
all fees, costs and expenses of any litigation, arbitration or audit involving the Fund any vehicle or its portfolio companies and the amount of any judgments, assessments fines, remediations or settlements paid in connection therewith, Board and officers, liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification) or extraordinary expense or liability relating to the affairs of the Fund;

(xxvii)
all fees, costs and expenses associated with the Fund’s information, obtaining and maintaining technology (including the costs of any professional service providers), hardware/software, data-related communication, market data and research (including news and quotation equipment and services and including costs allocated by the Adviser’s or its affiliates’ internal and third-party research group (which are generally based on time spent, assets under management, usage rates, proportionate holdings or a combination thereof or other reasonable methods determined by the Adviser and/or its affiliates) and expenses and fees (including compensation costs) charged or specifically attributed or allocated by the Adviser and/or its affiliates for data-related services provided to the Fund and/or its portfolio companies (including in connection with prospective investments), each including expenses, charges, fees and/or related costs of an internal nature; provided, that any such expenses, charges or related costs shall not be greater than what would be paid to an unaffiliated third party for substantially similar services) reporting costs (which includes notices and other communications and internally allocated charges), and dues and expenses incurred in connection with membership in industry or trade organizations;

(xxviii)
the costs of specialty and custom software for monitoring risk, compliance and the overall portfolio, including any development costs incurred prior to the filing of the Fund’s election to be treated as a BDC;

(xxix)	costs associated with individual or group shareholders;

(xxx)	the Fund’s allocable portion of its fidelity bond, Board members and officers errors and omissions liability insurance and other insurance premiums;

(xxxi)	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying and secretarial and other staff;

(xxxii)	all fees, costs and expenses of winding up and liquidating the Fund’s assets;

(xxxiii)	extraordinary expenses (such as litigation or indemnification);

(xxxiv)
all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings; notices or disclosures related to the Fund’s activities (including, without limitation, expenses relating to the preparation and filing of filings required under the Securities Act, TIC Form SLT filings, Internal Revenue Service filings under FATCA and FBAR reporting requirements applicable to the Fund or reports to be filed with the Commodity Futures Trading Commission (“CFTC”), reports, disclosures, filings and notifications prepared in connection with the laws and/or regulations of jurisdictions in which the Fund engages in activities, including any notices, reports and/or filings required under the AIFMD, European Securities and Markets Authority and any related regulations, and other regulatory filings, notices or disclosures of the Adviser relating to the Fund and its affiliates relating to the Fund, and their activities) and/or other regulatory filings, notices or disclosures of the Adviser and its affiliates relating to the Fund including those pursuant to applicable disclosure laws and expenses relating to FOIA requests, but excluding, for the avoidance of doubt, any expenses incurred for general compliance and regulatory matters that are not related to the Fund and its activities;

(xxxv)	costs and expenses (including travel) in connection with the diligence and oversight of the Fund’s service providers;

(xxxvi)
costs and expenses, including travel, meals, accommodations, entertainment and other similar expenses, incurred by the Adviser or its affiliates for meetings with existing investors and any broker-dealers, registered investment advisors, financial and other advisors representing such existing investors; and

(xxxvii)	all other expenses incurred by the Administrator in connection with administering the Fund’s business.
We also have entered into a
sub-administration
agreement with U.S. Bancorp Fund Services, LLC (in such capacity, the
“Sub-Administrator”)
under which the
Sub-Administrator
provides various accounting and other administrative services with respect to the Fund. The Fund pays the
Sub-Administrator
fees for its
sub-administrative
services under the
sub-administration
agreement. The Fund reimburses the
Sub-Administrator
for all reasonable expenses. To the extent that the
Sub-Administrator
outsources any of its functions, the
Sub-Administrator
pays any compensation associated with such functions.
Certain Terms of the Advisory Agreement, Administration Agreement, and
Sub-Administration
Agreement
Each of the Advisory Agreement and the Administration Agreement were approved by the Board at its organizational meeting on October 20, 2023. Unless earlier terminated as described below, each of the Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first became effective and will remain in effect from year-to-year
thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the Independent Trustees. We may terminate the Advisory Agreement upon 60 days’ written notice, and the Administration Agreement upon 120 days’ written notice, without payment of any penalty. The decision to terminate either agreement may be made by a majority of the Board or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Advisory Agreement upon 120 days’ written notice and the Administrator may terminate the Administration Agreement upon 120 days’ written notice. The Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment.
Comvest Credit Managers, LLC and AMG Funds LLC (in their respective capacities as the Adviser and the Administrator) shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Fund in connection with the matters to which the Advisory Agreement and Administration Agreement, respectively, relate, provided that Comvest Credit Managers, LLC and AMG Funds LLC (in their respective capacities as the Adviser and the Administrator) shall not be protected against any liability to the Fund or its shareholders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“disabling conduct”). Each of the Advisory Agreement and the Administration Agreement provide that, absent disabling conduct, Comvest Credit Managers, LLC and AMG Funds LLC (in their respective capacities as the Adviser and the Administrator) and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the “Indemnified Parties”) will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Comvest Credit Managers, LLC’s and AMG Funds LLC’s services under the Advisory Agreement and under the Administration Agreement, respectively, or otherwise as adviser or administrator for us. Comvest Credit

Managers, LLC and AMG Funds LLC (in their respective capacities as the Adviser and the Administrator) shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by Comvest Credit Managers, LLC and AMG Funds LLC (in their respective capacities as the Adviser and the Administrator) in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where Comvest Credit Managers, LLC and AMG Funds LLC (in their respective capacities as the Adviser and the Administrator) had reasonable cause to believe its conduct was unlawful. In addition, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on our behalf or performing services for us; (3) such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is Comvest Credit Managers, LLC or AMG Funds LLC (in their respective capacities as the Adviser and the Administrator), an affiliate of Comvest Credit Managers, LLC and AMG Funds LLC or one of our officers; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.
Payment of Our Expenses Under the Advisory and Administration Agreements
Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:

1.	investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Advisory Agreement;

2.	administration fees to the Administrator, pursuant to the Administration Agreement; and

3.	all other expenses of the Fund’s operations and transactions, including those listed in “Fees and Expenses.”
From time to time, Comvest Partners and AMG Funds LLC or their affiliates may pay third-party providers of goods or services. Unless such expenses are specifically assumed by the Adviser, Administrator or their affiliates under the Advisory Agreement or Administration Agreement, we will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.
Board Approval of the Advisory Agreement
Our Board, including our Independent Trustees, approved the Advisory Agreement at the Fund’s organizational Board meeting. In reaching a decision to approve the Advisory Agreement, the Board reviewed a significant amount of information and consider, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to the Fund by the Adviser;

•	the proposed investment advisory fee rates to be paid by the Fund to the Adviser;

•	the fee structures of comparable externally managed business development companies that engage in similar investing activities;

•	our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

•	information about the services to be performed and the personnel who would be performing such services under the Advisory Agreement; and

•	the organizational capability and financial condition of the Adviser and its affiliates.
The Board, including a majority of the Independent Trustees, determined, based on the information it reviews and a discussion thereof, that the investment advisory fee rates are reasonable in relation to the services to be provided and that the Advisory Agreement is in the best interests of our shareholders.
Prohibited Activities
Our activities are subject to compliance with the 1940 Act. In addition, our Declaration of Trust prohibits the following activities among us, the Adviser and its affiliates:

•
We may not purchase or lease assets in which the Adviser or its affiliates has an interest unless (i) the transaction occurs at the formation of the Fund, we disclose the terms of the transaction to our shareholders, the terms are reasonable and fair to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•
The Adviser and its affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•
We may not lease assets to the Adviser or its affiliates unless the transaction occurs at the formation of the Fund, we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

•
We may not make any loans, credit facilities, credit agreements or otherwise to the Adviser or its affiliates except for the advancement of funds as permitted by our Declaration of Trust or unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC;

•	We may not acquire assets in exchange for our Common Shares;

•
We may not pay a commission or fee, either directly or indirectly to the Adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	The Adviser may not charge duplicate fees to us; and

•	The Adviser may not provide financing to us with a term in excess of 12 months.
In addition, in the Advisory Agreement, the Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.
Compliance with the Omnibus Guidelines Published by NASAA
Rebates, Kickbacks and Reciprocal Arrangements
Our Declaration of Trust prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups
or similar arrangement that is prohibited under applicable federal or state securities laws, or the Omnibus guidelines, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws or the Omnibus Guidelines. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our Common Shares or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker or other properly licensed agent sales commissions or other compensation (including cash compensation and non-cash
compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under the Advisory Agreement.
Commingling
The Adviser may not permit our funds to be commingled with the funds of any other entity.

CONFLICTS OF INTEREST
The following inherent or potential conflicts of interest should be considered by prospective investors before subscribing for the Common Shares.
The Fund’s executive officers and trustees, as well as the current or future members of the Adviser or Administrator, serve or may serve as officers, trustees or principals of entities that operate in the same or a related line of business as the Fund or of investment funds managed by the Fund’s affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the Fund’s and the Fund’s shareholders’ best interests.
We, the Adviser, the Administrator and our respective direct or indirect members, partners, officers, trustees, employees, agents and affiliates may be subject to certain potential conflicts of interest in connection with our activities and investments. For example, the terms of the Adviser’s management fees may create an incentive for the Adviser to approve and cause us to make more speculative investments than we would otherwise make in the absence of such fee structure.
The Adviser, the Administrator and their affiliates may also manage other funds in the future that may have investment mandates that are similar, in whole and in part, to our investment mandates. The Adviser, the Administrator and their affiliates may determine that an investment is appropriate for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, the Adviser, the Administrator and their affiliates may determine that we should invest side-by-side
with one or more other funds. Any such investments will be made only to the extent permitted by applicable law and interpretive positions of the SEC and its staff, and consistent with the Adviser’s or Administrator’s allocation procedures. The
Co-Investment
Order permits Comvest Partners and certain of its Affiliated Funds to co-invest
in portfolio companies with certain funds or entities managed by Comvest Partners or its affiliates in certain negotiated transactions where co-investing
would otherwise be prohibited under the 1940 Act, subject to the conditions of the exemptive order. The
Co-Investment
Order permits Comvest Partners and certain of its Affiliated Funds to co-invest
with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our Independent Trustees make certain conclusions in connection with a co-investment
transaction, including, but not limited to, that (1) the terms of the potential co-investment
transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and does not involve us or our shareholders overreaching on the part of any person concerned, and (2) the potential co-investment
transaction is consistent with the interests of our shareholders and is consistent with our then-current investment objectives and strategies.
The Fund has entered into a royalty-free Comvest Trademark License Agreement with the Adviser, pursuant to which the Adviser has agreed to grant the Fund a non-exclusive,
royalty-free license to use the marks “Comvest” and “Comvest Credit,” and any derivative thereof, in connection with the investment management, investment consultation and investment advisory services that the Adviser provides to the Fund. Under the Comvest Trademark License Agreement, subject to certain conditions, the Fund has a right to use “Comvest” and “Comvest Credit” and any derivative thereof for so long as the Adviser or one of its affiliates remains the Fund’s investment adviser.
The Fund has also entered into a royalty-free AMG Trademark License Agreement with Affiliated Managers Group, Inc., pursuant to which Affiliated Managers Group, Inc. has agreed to grant the Fund a non-exclusive,
royalty-free license to use the marks “Affiliated Managers Group,” “AMG” and any derivative thereof, in connection with the administrative and distribution, investment management, investment consultation and investment advisory services that Affiliated Managers Group, Inc. provides to the Fund. Under the AMG Trademark License Agreement, subject to certain conditions, the Fund has a right to use “Affiliated Managers Group” and “AMG” and any derivative thereof for so long as Affiliated Managers Group, Inc. or one of its affiliates remains the Fund’s administrator.

Certain Business Relationships
Certain of our current trustees and officers serve in similar roles for the Adviser or its affiliates.
Furthermore, under such circumstances, the Fund will not enter into any agreements unless and until the Fund is satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, the Fund has taken appropriate actions to seek Board review and approval or exemptive relief, as applicable, for such transaction. Our Board reviews these procedures on a quarterly basis.
We have adopted a code of ethics which applies to, among others, our senior officers, including our chief executive officer and chief financial officer, as well as all of our officers, trustees and employees. Our code of ethics requires that all employees and trustees avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and our interests. Pursuant to such code of ethics, each employee and trustee must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to our chief compliance officer.
The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read this prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
The following table sets forth, as of March 31, 2025, information with respect to the beneficial ownership of our Common Shares by:

•	each person known to us to be expected to beneficially own more than 5% of the outstanding shares;

•	each of our Trustees and each executive officers; and

•	all of our Trustees and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the offering.

Common Shares Beneficially Owned
Name and Address(1)	Number	Percentage
Interested Trustee	—	—
Robert O’Sullivan	—	—
Independent Trustees	—	—
David Lambert	—	—
Eric Rakowski	6,045.663	*
Peter MacEwen	—	—
Executive Officers who are not Trustees	—	—
Cecilio M. Rodriguez	—	—
Jason Gelberd	—	—
Greg Reynolds	—	—
Patrick Spellman	—	—
Michael Altschuler	—	—
Thomas Disbrow	—	—
John Starace	—	—
Maureen Kerrigan	—	—
Other	—	—
All officers and Trustees as a group (12 persons)	6,045.663	*

*	Less than 1%.
(1)	The address for all of the Fund’s officers and Trustees is c/o AMG Comvest Senior Lending Fund, 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, FL 33401.
The following table sets forth the dollar range of our equity securities beneficially owned by each Trustee as of December 31, 2024.

Name and Address	Dollar Range of Equity Securities in Fund (1)(2)
Interested Trustee
Robert O’Sullivan	None
Independent Trustees
David Lambert	None
Eric Rakowski	Over $100,000
Peter MacEwen	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned are: None, $1—$10,000, $10,001—$50,000, $50,001—$100,000 or over $100,000.

DISTRIBUTIONS
We declared distributions on a quarterly basis beginning in December 2023 through December 2024 and began declaring distributions on a monthly basis beginning in January 2025. We intend to pay regular monthly dividends. Any distributions we make will be at the discretion of our Board, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
Our Board’s discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of investment company taxable income. See “Description of our Common Shares” and “Certain U.S. Federal Income Tax Considerations.”
The per share amount of distributions on Class S, Class D, Class I, and Class F shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, Class I shares and Class F shares, distributions on Class F shares will be lower than Class I and Class D shares, and distributions on Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares), we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class F shares (compared to Class D and Class I shares), and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares).
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or return of capital, and we have no limits on the amounts we may pay from such sources. The use of borrowings to pay distributions is subject to the limitations in Section 9.5 of the Declaration of Trust and Section VI.K. of the Omnibus Guidelines. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our Dividend Reinvestment Plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.
From time to time, we may also pay special interim distributions in the form of cash or Common Shares at the discretion of our Board.
We have not established limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. The Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. See “Advisory Agreement and Administration Agreement.”
Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.
For a period of time following commencement of this offering, which time period may be significant, we expect substantial portions of our distributions may be funded indirectly through the reimbursement of certain expenses by the Adviser, the Administrator, and their affiliates, including through the waiver of certain investment advisory fees by the Adviser, that are subject to conditional reimbursement by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser, the Administrator or their affiliates continues to advance such expenses or waive such fees. Our future reimbursement of amounts advanced or waived by the Adviser, the Administrator or their affiliates will reduce the distributions that you would otherwise receive in the future. Other than as set forth in this prospectus, the Adviser, the Administrator or their affiliates have no obligation to advance expenses or waive advisory fees.
We have elected to be treated, and intend to qualify annually thereafter, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our investment company taxable income (net ordinary taxable income and net short-term capital gains in excess of net long-term capital losses), if any, to our shareholders. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M. If a RIC makes a spillback dividend, the amounts will be included in a shareholder’s gross income for the year in which the spillback dividend is paid.
We currently intend to distribute net capital gains (
i.e.
, net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions. See “Certain U.S. Federal Income Tax Considerations.”
If we issue senior securities, we may be prohibited from making distributions if doing so causes us to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.
We have adopted a Dividend Reinvestment Plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional Common Shares. See “Dividend Reinvestment Plan.”

DESCRIPTION OF OUR COMMON SHARES
The following description is based on relevant portions of Delaware law and on the Declaration of Trust and Bylaws. This summary is not necessarily complete, and the Fund refers investors to Delaware law and the organizational documents for a more detailed description of the provisions summarized below.
General
The terms of the Declaration of Trust authorize an unlimited number of Common Shares and an unlimited number of preferred shares. The Declaration of Trust provides that the Board may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for the Common Shares, and the Fund can offer no assurances that a market for the Common Shares will develop in the future. The Fund does not intend for the Common Shares offered under this prospectus to be authorized for issuance under any equity compensation plans. Under the terms of the Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. Seq. The Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Fund’s assets or the affairs of the Fund by reason of being a shareholder. In addition, except as may be provided by the Board in setting the terms of any class or series of shares and as may be exercised in connection with a roll-up
transaction, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.
Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding as of March 31, 2025
Class S	Unlimited	—	—
Class D	Unlimited	—	—
Class F	Unlimited	—	—
Class I	Unlimited	0	10,715,272.62
Common Shares
Under the terms of the Declaration of Trust, all Common Shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, and fully paid. Dividends and distributions may be paid to the holders of Common Shares if, as and when authorized by the Board and declared by the Fund out of funds legally available therefore. Except as may be provided by the Board in setting the terms of classified or reclassified Common Shares or as may otherwise be provided by contract approved by the Board, no shareholder shall have any preemptive right to purchase or subscribe for any additional Common Shares of the Fund or any other security of the Fund that it may issue or sell. Shareholders of the Fund are not entitled to require the Fund to repurchase or redeem Common Shares of the Fund. In the event of the Fund’s liquidation, dissolution or winding up, each share of the Common Shares would be entitled to share pro rata in all of the Fund’s assets that are legally available for distribution after it pays all debts and other liabilities and subject to any preferential rights of holders of its preferred shares, if any preferred shares are outstanding at such time.
Subject to the rights of holders of any other class or series of Common Shares, each share of Common Shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of trustees. Except as may be provided by the Board in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of the Common Shares will possess exclusive voting power. There will be no cumulative voting in the election of trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect trustees, each trustee will be elected by a plurality of the votes cast with respect to such trustee’s election except in the case of a “contested election” (as defined in the Fund’s Bylaws), in which case trustees will be elected by a majority of the votes cast in the contested election of trustees.
Class S shares
No upfront selling commissions are paid for sales of any Class S shares; however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares. Class S shares are subject to a minimum initial investment of $2,500. All subsequent purchases of Class S shares, except for those made under our Dividend Reinvestment Plan, are subject to a minimum investment size of $500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.
The Fund pays the Managing Dealer selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our Dividend Reinvestment Plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Managing Dealer reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers.
Class D shares
No upfront selling commissions are paid for sales of any Class D shares; however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 1.5% cap on NAV for Class D shares. Class D shares are subject to a minimum initial investment of $2,500. All subsequent purchases of Class D shares, except for those made under our Dividend Reinvestment Plan, are subject to a minimum investment size of $500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.
The Fund pays the Managing Dealer selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares issued pursuant to our Dividend Reinvestment Plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Managing Dealer reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers.
Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.
Class I shares
No upfront selling commissions are paid for sales of any Class I shares.

No shareholder servicing and/or distribution fees are paid for sales of any Class I shares. Class I shares are subject to a minimum initial investment of $10,000. All subsequent purchases of Class I shares, except for those made under our Dividend Reinvestment Plan, are subject to a minimum investment size of $500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.
Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S, Class D or Class F shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exemptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles.
Class F shares
No upfront selling commissions are paid for sales of any Class F shares; however, if you purchase Class F shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 2.0% cap on NAV for Class F shares. Class F shares are subject to a minimum initial investment of $2,500. All subsequent purchases of Class F shares, except for those made under our Dividend Reinvestment Plan, are subject to a minimum investment size of $500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.
The Fund pays the Managing Dealer selling commissions over time as a shareholder servicing and/or fee with respect to our outstanding Class F shares equal to 0.50% per annum of the aggregate NAV of all our outstanding Class F shares, including any Class F shares issued pursuant to our Dividend Reinvestment Plan.
Class F shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class F shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class F shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.
Investment Minimums
The Fund, in the sole discretion of the Adviser or the Administrator, may also aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.

Other Terms of Common Shares
We will cease paying the shareholder servicing and/or distribution fee on the Class S, Class D and Class F shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the Multi-Class Order, at the end of the month in which the Managing Dealer in conjunction with the Transfer Agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid would exceed, in the aggregate, 10% of the gross proceeds of the Fund (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares, Class D shares and Class F shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares, Class D shares and Class F shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S, Class D shares and Class F shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S, Class D and Class F share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.
Transferability of Common Shares
Our Common Shares have no preemptive, exchange, conversion, appraisal or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of such shares or redeem any outstanding shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board.
Preferred Shares
This offering does not include an offering of preferred shares. However, under the terms of the Declaration of Trust, the Board may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The Board has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. The Fund does not currently anticipate issuing preferred shares in the near future. In the event it issues preferred shares, the Fund will make any required disclosure to shareholders.
Preferred shares could be issued with terms that would adversely affect the shareholders, provided that the Fund may not issue any preferred shares that would limit or subordinate the voting rights of holders of Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of Common Shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to Common Shares and before any purchase of Common Shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of Common Shares of preferred shares, if any are issued, must be entitled as a class voting separately to elect two trustees at all times and to elect a majority of the trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities. The issuance of any preferred shares must be approved by a majority of the Independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust and Bylaws provide that our trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law, subject to any limitation set forth under the federal or state securities laws or the Omnibus Guidelines. Our Declaration of Trust and Bylaws provide for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, negligence or reckless disregard of the duties involved in the conduct of his office.
Pursuant to our Declaration of Trust and Bylaws and subject to certain exceptions described therein, we will indemnify, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former trustee or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a trustee or officer of the Fund and at the request of the Fund, serves or has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law, subject to any limitation set forth under the federal or state securities laws or the Omnibus Guidelines. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless: (a) the Fund has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Fund; (b) the Indemnitee was acting on behalf of or performing services for the Fund; (c) such liability or loss was not the result of negligence or misconduct by the Indemnitee; (d) such indemnification or agreement to hold harmless is recoverable only out of Fund net assets and not from Shareholders. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Fund, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. An Indemnitee and any person acting as broker-dealer shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular Indemnitee; (b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular Indemnitee; or (c) a court of competent jurisdiction approves a settlement of the claims against a particular Indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Fund were offered or sold as to indemnification for violations of securities laws.
In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and we will do so in advance of final disposition of a proceeding upon receipt of an undertaking by or on behalf of such trustee or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Fund.
Delaware Law and Certain Declaration of Trust Provisions
Organization and Duration
We were formed in Delaware on June 28, 2023 and will remain in existence until dissolved in accordance with the Declaration of Trust or pursuant to Delaware law.
Purpose
Under the Declaration of Trust, the Fund is permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.
Sales and Leases to the Fund
The Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, the Fund may not purchase or lease assets in which the Adviser or any of its affiliates have an interest unless all of the following conditions are met: (a) the transaction occurs at the formation of the Fund and is fully disclosed to the shareholders in an offering document or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable and fair to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, the Adviser may purchase assets in its own name (and assume loans in connection therewith) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for the Fund, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by the Fund at a price no greater than the cost of the assets to the Adviser, (ii) all income generated by, and the expenses associated with, the assets so acquired shall be treated as belonging to the Fund; and (iii) there are no other benefits arising out of such transaction to the Adviser.
Sales and Leases to the Adviser, Trustees or Affiliates
The Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, the Fund may not sell assets to the Adviser or any affiliate thereof unless such sale is approved by the holders of more than fifty percent (50%) of the outstanding voting securities of the Fund. The Declaration of Trust also provides that the Fund may not lease assets to the Adviser or any trustee or affiliate thereof unless all of the following conditions are met: (a) the transaction occurs at the formation of the Fund and is fully disclosed to the shareholders in a periodic report filed with the SEC or otherwise; and (b) the terms of the transaction are fair and reasonable to the Fund.
Loans
The Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, and except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by the Fund to the Adviser or any of its affiliates.

Commissions on Financing, Refinancing or Reinvestment
The Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, the Fund generally may not pay, directly or indirectly, a commission or fee to the Adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.
Lending Practices
The Declaration of Trust provides that, with respect to financing made available to the Fund by the Adviser, the Adviser may not receive interest in excess of the lesser of the Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Adviser may not impose a prepayment charge or penalty in connection with such financing and the Adviser may not receive points or other financing charges. In addition, the Adviser will be prohibited from providing financing to us with a term in excess of 12 months.
Number of Trustees; Vacancies; Removal
The Declaration of Trust provides that the number of trustees will be set by the Board in accordance with the Declaration of Trust and the Fund’s Bylaws. The Bylaws provide that a majority of the entire Board may at any time increase or decrease the number of trustees. The Declaration of Trust provides that the number of trustees generally may not be less than three. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by the Board in setting the terms of any class or series of preferred shares, pursuant to an election under the Declaration of Trust, any and all vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum, and any trustee elected to fill a vacancy will serve for the remainder of the full term of the trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act. Independent Trustees will nominate replacements for any vacancies among the Independent Trustees’ positions.
The Declaration of Trust provides that a trustee may be removed: (1) for cause and by a majority of the remaining trustees (or in the case of the removal of a trustee who is not an interested person, a majority of the remaining trustees who are not interested persons); or (2) without cause by the holders of at a majority of the Common Shares then entitled to vote in an election of such Trustee.
The Fund has a total of four (4) members of the Board, three (3) of whom are Independent Trustees. The Declaration of Trust provides that a majority of the Board must be Independent Trustees except for a period of up to 60 days after the death, removal or resignation of an Independent Trustee pending the election of his or her successor. Each trustee will hold office until his or her successor is duly elected and qualified.
Action by Shareholders
The Fund’s Bylaws provide that shareholder action can be taken only at any annual shareholder meeting, special meeting of shareholders, or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. The Fund expects to hold annual meetings. Special meetings may be called by the trustees and certain of the Fund’s officers, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, the Declaration of Trust provides that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Fund upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Any special meeting called by such shareholders is required to be held not less than 15 nor more than 60 days after we are provided notice by such shareholders of the request for a special meeting. These provisions will have the effect of significantly reducing the ability of shareholders being able to have proposals considered at a meeting of shareholders.

With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board or (3) provided that the Board has determined that trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust.
Our Declaration of Trust provides that the following actions may be taken by the shareholders, without concurrence by our Board or the Adviser, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:

•	modify the Declaration of Trust;

•	remove the Adviser or appoint a new investment adviser;

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	elect Trustees at an annual meeting during a contested election.
The purpose of requiring shareholders to give the Fund advance notice of nominations and other business is to afford the Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although the Declaration of Trust does not give the Board any power to disapprove shareholder nominations for the election of trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Fund and its shareholders.
Amendment of the Declaration of Trust and Bylaws
The Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the Common Shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. In addition, amendments to the Declaration of Trust to make the Common Shares a “redeemable security” or to convert the Fund, whether by merger or otherwise, from a closed-end
company to an
open-end
company each must be approved by (a) the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter prior to the occurrence of a listing of any class of the Fund’s Common Shares on a national securities exchange.
The Declaration of Trust provides that the Board has the exclusive power to adopt, alter or repeal any provision of the Fund’s Bylaws and to make new Bylaws. The Declaration of Trust provides that the Board may amend the Declaration of Trust without any vote of the shareholders.
Actions Related to Merger, Conversion, Reorganization or Dissolution
An affirmative vote or consent of a “majority of the outstanding voting securities” (as such term is defined in the 1940 Act) of the Fund (or such higher approval threshold as may be provided in the Declaration of Trust) shall be required to approve a merger, conversion, consolidation, or share exchange or sale of exchange of all or substantially all of the assets of the Fund, provided that a majority of the Board approve of such merger, conversion, consolidation, or share exchange or sale of exchange.

Derivative Actions
No person, other than a trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund.
In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit
demand upon the Board to bring the subject action unless an effort to cause the Board to bring such an action is not likely to succeed; and a demand on the Board shall only be deemed not likely to succeed and therefore excused if a majority of the Board, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not “Independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) of this paragraph, the Board must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Board determine not to bring such action. The foregoing undertakings do not apply to any derivative or other action arising under U.S. federal and state securities laws.
Exclusive Delaware Jurisdiction
Each trustee, each officer and each person legally or beneficially owning a share or an interest in a share of the Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Statute, (i) irrevocably agrees that except for any claims, suits, actions or proceedings arising under the federal securities laws, any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Fund, the Delaware Statutory Trust Statute or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust, (B) the duties (including fiduciary duties), obligations or liabilities of the Fund to the shareholders or the Board, or of officers or the Board to the Fund, to the shareholders or each other, (C) the rights or powers of, or restrictions on, the Fund, the officers, the Board or the shareholders, (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to the Fund pursuant to Section 3809 of the Delaware Statutory Trust Statute or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute or the Declaration of Trust relating in any way to the Fund (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably agrees that any claims, suits, actions or proceedings arising under the federal securities laws shall be exclusively brought in the federal district courts of the United States of America, (iii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iv) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper, (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law, and (vi) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. Notwithstanding anything to the contrary in this sub-section,
the Fund may, at its sole discretion, select and/or consent to an alternative forum for any claims, suits, actions or proceedings relating in any way to the Fund. Due to the exclusive jurisdiction of Delaware, shareholders may have to bring suit in an inconvenient and less favorable forum. Nothing disclosed in this section will apply to claims, suits, actions or proceedings asserting a claim brought under federal or state securities law.
Restrictions on
Roll-Up
Transactions
In connection with a proposed
“roll-up
transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up
transaction, the Fund will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. The Fund’s assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up
transaction. The appraisal will assume an orderly liquidation of our assets over a
12-month
period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. The Fund will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up
transaction. If the appraisal will be included in an offering document used to offer the securities of the roll-up
entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.
In connection with a proposed
roll-up
transaction, the person sponsoring the
roll-up
transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.
The Fund is prohibited from participating in any proposed
roll-up
transaction:

•
which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up
transaction that are less than those provided in the charter, including rights with respect to the election and removal of trustees, annual and special meetings, amendments to the charter and our dissolution;

•
which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up
transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up
transaction on the basis of the number of shares held by that investor;

•
in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up
transaction will be less than those provided in the charter; or

•	in which the Fund would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction.

Access to Records
Any shareholder will be permitted access to all of the Fund’s records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Under the Delaware Statutory Trust Statute, our shareholders are entitled to inspect and copy the following corporate documents: (i) our charter; (ii) our bylaws; (iii) a current list of shareholders; and (iv) information regarding our business and financial condition. A shareholder may also request access to any other corporate records, which may be evaluated solely in the discretion of our board of trustees. An alphabetical list of the names, addresses and business telephone numbers of the Fund’s shareholders, along with the number of shares held by each of them, will be maintained as part of its books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than
10-point
font).
A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.
Conflict with the 1940 Act
The Declaration of Trust provides that, if and to the extent that any provision of Delaware law, or any provision of the Declaration of Trust conflicts with any mandatory provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DETERMINATION OF NET ASSET VALUE
We expect to determine our NAV for each class of shares each month as of the last day of each calendar month. The NAV per share for each class of shares is determined by dividing the value of total assets attributable to the class minus the carrying value of liabilities attributable to the class by the total number of shares outstanding of the class at the date as of which the determination is made.
We conduct the valuation of our investments, upon which our NAV is based, at all times consistent with GAAP and the 1940 Act. We value our investments in accordance with ASC 820, which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices or values derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.
We value our investments in accordance with the valuation policy and procedures approved by the Board (“Valuation Policy”). In accordance with
Rule 2a-5
under the 1940 Act, the Board has designated the Adviser as our “Valuation Designee.” Investments that are listed or traded on an exchange and are freely transferrable are valued at either the closing price (in the case of securities and futures) or the mean of the closing bid and offer (in the case of options) on the principal exchange on which the investment is listed or traded. Investments for which other market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Where it is possible to obtain reliable, independent market quotations from a third party vendor, we use these quotations to determine the value of our investments. We utilize mid-market
pricing (
i.e.
,
mid-point
of average bid and ask prices) to value these investments. The Adviser obtains these market quotations from independent pricing services, if available; otherwise from principal market makers or primary market dealers. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the Valuation Policy. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment.
Where prices or inputs are not available, or, in the judgment of the Adviser, not reliable, valuation approaches based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available, as will be the case for a substantial portion of our investments, are valued at fair value as determined in good faith by the Adviser as our valuation designee under
Rule 2a-5
under the 1940 Act, pursuant to procedures adopted by, and under the oversight of, the Board, based on, among other things, the input of one or more independent valuation firms retained by us to review our investments. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity. Our Board may modify our valuation procedures from time to time.
With respect to the valuation of investments, we undertake a multi-step valuation process in connection with determining the fair value of our investments for which reliable market quotations are not readily available, which includes, among other procedures, the following:

•	The valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Adviser responsible for the portfolio investment;

•
In addition, an independent valuation firm may be engaged to prepare valuations of a selection of portfolio companies or investments, as determined by the Adviser. The independent valuation firm undertakes a full analysis of the portfolio companies or investments and provides a range of values on such investments to the Adviser. The independent valuation firm also provides analyses to support its valuation methodology and calculations;

•
The Adviser then reviews each valuation recommendation to confirm they have been calculated in accordance with the Valuation Policy and determines the fair value of each investment in the portfolio in good faith based on the input of the Adviser’s investment professionals, the independent valuation firms or other external service providers; and

•
The Board provides oversight of the valuation process in accordance with
Rule 2a-5,
which includes a review of the quarterly report provided by or provided to the Adviser and the fair valuation determinations made by the Adviser.

When we determine our NAV as of the last day of a month that is not also the last day of a calendar quarter, the Adviser’s valuation team will prepare preliminary fair value estimates for each investment consistent with the methodologies set forth in the Valuation Policy. If an individual asset for which reliable market quotations are not readily available is known by the Adviser’s valuation team to have experienced a significant observable change
10
since the most recent quarter end, an independent valuation firm may from time-to-time
be asked by the Adviser’s valuation team to provide an independent fair value range for such asset. The independent valuation firm will provide a final range of values for each such investment to the Valuation Committee, along with analyses to support its valuation methodology and calculations.
As part of the valuation process, we will take into account relevant factors in determining the fair value of our investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, generally based on an analysis of discounted cash flows, publicly traded comparable companies and comparable transactions, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, and (v) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board or its delegates will consider whether the pricing indicated by the external event corroborates its valuation.
Our most recently determined NAV per share for each class of shares will be available on our website:
www.wealth.amg.com
. We will report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month.

10
A significant observable event generally refers to the material loss of physical assets, a payment default or payment deferral, a bankruptcy filing or a liquidity event relating to the interests held or the issuer.

PLAN OF DISTRIBUTION
General
We are offering a maximum of $2,000,000,000 in Common Shares pursuant to this prospectus on a “best efforts” basis through AMG Distributors, Inc., the Managing Dealer, a registered broker-dealer. Because this is a “best efforts” offering, the Managing Dealer must only use its best efforts to sell the shares, which means that no underwriter, broker or other person will be obligated to purchase any shares. The Managing Dealer is headquartered at 80 Washington Blvd., Suite 500, Stamford, CT 06901.
The shares are being offered on a “best efforts” basis, which means generally that the Managing Dealer is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The Fund intends that the shares offered pursuant to this prospectus will not be listed on any national securities exchange, and neither the Managing Dealer nor the participating brokers intend to act as market-makers with respect to our Common Shares. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares until there is a liquidity event for the Fund.
All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees.
Class S shares are generally available through brokerage and transactional-based accounts. Class D and Class F shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class D and Class F shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D and Class F shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S, Class D or Class F shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. If you are eligible to purchase all four classes of shares, you should be aware that Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of shares you may be eligible to purchase. Neither the Managing Dealer nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.
The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on
registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our Common Shares, we intend effectively to conduct a continuous offering of an unlimited number of shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.
This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Purchase Price
Shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” The Fund may set the subscription price per share above the then-calculated NAV per share based on a variety of factors, including to allocate the total amount of the Fund’s organizational and other expenses to new subscribers. Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
Underwriting Compensation
We entered into a Managing Dealer Agreement with the Managing Dealer, pursuant to which the Managing Dealer agreed to, among other things, manage our relationships with third-party brokers engaged by the Managing Dealer to participate in the distribution of shares, which we refer to as “participating brokers,” and financial advisors. The Managing Dealer also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures.
Upfront Sales Loads
Class
 S, Class
 D, Class
 I and Class
 F shares.
No upfront sales load will be paid with respect to Class S shares, Class D shares, Class I shares, or Class F shares; however, if you buy Class S shares, Class D shares, or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 1.5% cap on NAV for Class D shares, and a 2.0% cap on NAV for Class F shares.

Shareholder Servicing and/or Distribution Fees—Class S, Class D, Class I and Class F
The following table shows the shareholder servicing and/or distribution fees we pay the Managing Dealer with respect to the Class S, Class D, Class I shares and Class F shares on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—
Class F shares	0.50%
Subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, and a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV for the Class F shares, in each case, payable monthly.
The shareholder servicing and/or distribution fees will be paid monthly in arrears. The Managing Dealer will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers. Because the shareholder servicing and/or distribution fees with respect to Class S, Class D and Class F shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our Dividend Reinvestment Plan.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S, Class D or Class F shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.
Limitations on Underwriting Compensation
We will cease paying the shareholder servicing and/or distribution fee on the Class S, Class D and Class F shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, consistent with the Multi-Class Order, at the end of the month in which the Managing Dealer in conjunction with the Transfer Agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid would exceed, in the aggregate, 10% of the gross proceeds of the Fund (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S, Class D and Class F shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S, Class D or Class F shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S, Class D or Class F shares.
This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Managing Dealer fees, reimbursement fees for bona fide due diligence expenses, training and education expenses, non-transaction
based compensation paid to registered persons associated with the Managing Dealer in connection with the wholesaling of our offering and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our Dividend Reinvestment Plan).
Term of the Managing Dealer Agreement
Either party may terminate the Managing Dealer Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Managing Dealer Agreement. Our obligations under the Managing Dealer Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S, Class D and Class F shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).
Indemnification
To the extent permitted by law and our Declaration of Trust, we will indemnify the participating brokers and the Managing Dealer against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.
Supplemental Sales Material
In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of the Adviser and its affiliates, case studies and articles and publications concerning credit markets and direct lending. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the shares.
Share Distribution Channels and Special Discounts
We expect our Managing Dealer to use multiple distribution channels to sell our Common Shares. These channels may charge different brokerage fees for purchases of our Common Shares. Our Managing Dealer is expected to engage participating brokers in connection with the sale of the Common Shares of this offering in accordance with participating broker agreements.

Offering Restrictions
Notice to
Non-U.S. Investors
To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your advisors before purchasing or disposing of Common Shares.

HOW TO SUBSCRIBE
You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Managing Dealer. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our Common Shares, shareholders may have difficulty selling their Common Shares if we choose to repurchase only some, or even none, of the Common Shares in a particular quarter, or if our Board modifies, suspends or terminates the share repurchase program.
Investors who meet the suitability standards described herein may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•
Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Managing Dealer. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

•
Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. For Class S, Class D, and Class F shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $10,000, additional purchases must be in increments of $500, unless such minimums are waived by the Managing Dealer. The Fund, in the sole discretion of the Adviser or the Administrator, may also aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. The minimum subsequent investment does not apply to purchases made under our Dividend Reinvestment Plan.

•
By executing the subscription agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.

A sale of the Common Shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month (unless waived by the Managing Dealer).
For example, if you wish to subscribe for Common Shares on December 1, your subscription request must be received in good order at least five business days before December 1. Confirmation of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV as of November 30 is determined and credited to the shareholder’s account. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of Common Shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of Common Shares based on that NAV and each shareholder’s purchase will be determined and Common Shares will be credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of November.
If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.
Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy Common Shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.
You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.
Purchase Price
Common Shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” The Fund may set the subscription price per share above the then-calculated NAV per share based on a variety of factors, including to allocate the total amount of the Fund’s organizational and other expenses to new subscribers. Each class of Common Shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
If you participate in our Dividend Reinvestment Plan, the cash distributions attributable to the class of Common Shares that you purchase in our primary offering will be automatically invested in additional Common Shares of the same class. The purchase price for Common Shares purchased under our Dividend Reinvestment Plan will be equal to the most recent available NAV per share for such Common Shares at the time the distribution is payable.
We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:
On each business day, our Transfer Agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the Managing Dealer, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

•
Generally, within 20 business days after the first calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for shares purchased with that effective date.

•	Completed subscription requests will not be accepted by us before the first calendar day of each month.

•
Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled until the business day prior to the first day of each month. You may withdraw your purchase request by notifying the Transfer Agent in writing, or through your financial intermediary.

•
You will receive a confirmation statement of each new transaction in your account from us or your financial advisor, participating broker or financial intermediary as soon as practicable but generally not later than seven business days after the shareholder transactions are settled when the applicable NAV per share is determined.

Our NAV may vary significantly from one month to the next. Through our website at
www.wealth.amg.com
, you will have information about the most recently available NAV per share.
In contrast to securities traded on an exchange or
over-the-counter,
where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASE PROGRAM
We do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase our Common Shares, your ability to sell your shares will be limited.
We have commenced a share repurchase program in which we intend to repurchase, in each quarter, up to 5% of our Common Shares outstanding (by number of shares) as of the close of the previous calendar quarter. Our Board may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of our share repurchase program, our Board will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our Board is not required to authorize the recommencement of our share repurchase program within any specified period of time. Our Board may also determine to terminate our share repurchase program if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their Common Shares, such as a sale or merger of the Fund or listing of our Common Shares on a national securities exchange.
We intend to conduct the repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares. You may tender all of the shares that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.
In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.
We will offer to repurchase shares on such terms as may be determined by our Board in its complete and absolute discretion unless, in the judgment of our Independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our Board will exercise its discretion to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.
The Fund will repurchase shares from shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all shareholders. When the Board determines that the Fund will repurchase shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at:
www.wealth.amg.com
.
Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of shares, except that shares that have not been outstanding for at least one year will be repurchased at 98% of NAV (an “Early Repurchase Deduction”). In the event that any shareholder fails to maintain the minimum balance of $1,500 of our shares, we may, at the time of such failure or any time subsequent to such failure, repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases may be subject to the Early Repurchase Deduction. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Most of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to broadly syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.
In the event that any shareholder fails to maintain the minimum balance of $1,500 of our shares, we may, at the time of such failure or any time subsequent to such failure, repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases may be subject to the Early Repurchase Deduction.
Payment for repurchased shares may require us to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Adviser intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.
If during any consecutive four quarter period (each, an “LTM Repurchase Period”), the Fund does not have at least one quarter in which it fully accepts all properly submitted tenders in a repurchase offer, the Adviser shall recommend that the Board approve a plan pursuant to which the Fund will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on
investments made in existing portfolio companies, revolver or letter of credit drawdowns and obligations under any existing Fund guarantee and except as necessary for the Fund to (i) preserve its status as a RIC under the Code, and as a BDC, (ii) repay indebtedness to allow for distributions or (iii) comply with applicable law) and will use all “capital available for investing” to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer in respect of one quarter during an LTM Repurchase Period have been fully accepted; provided, however, that the Adviser is not required to make such recommendations to the Board if the Fund has, during each of the quarters in such LTM Repurchase Period, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) or (ii) the equivalent percentage (
i.e
., 20% of the average shares outstanding (either by number of shares or aggregate NAV)) during such LTM Repurchase Period.
For these purposes, “capital available for investing” will be determined based on the amount of cash on hand, less Fund expenses, including, without limitation, management fees, amounts that may become due under any borrowing or other financings or similar obligations, amounts needed to meet current or anticipated debt covenants or in the reasonable judgment of the Adviser necessary or appropriate to manage leverage, obligations imposed by law, courts, or arbitration or indemnity obligations. The purpose of this recommendation would be to allow the Fund to satisfy as many properly submitted tender requests as possible and the Adviser expects that during this time, the Adviser and the Board would also consider additional ways to improve shareholder liquidity.
In addition, if, during any LTM Repurchase Period, the Fund does not have at least one quarter in which it fully accepts all properly submitted tenders in a repurchase offer, the Adviser shall defer its incentive fee until all properly submitted tenders in any one repurchase offer have been accepted, after which such deferred incentive fee will become payable and no further incentive fee amounts will be required to be deferred; provided, however, that the Adviser is not required to defer its incentive fee if the Fund has, during each of the quarters in such LTM Repurchase Period, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) or (ii) the equivalent percentage (
i.e.
, 20% of the average shares outstanding (either by number of shares or aggregate NAV)) during such LTM Repurchase Period.

DIVIDEND REINVESTMENT PLAN
We have adopted a Dividend Reinvestment Plan whereby shareholders, at the time of completing their subscription agreement, must select whether to receive their distributions in cash or automatically reinvest such distributions in additional Common Shares of the same class of our Common Shares to which the distribution relates. Any shareholder that subsequently opts-out
of receiving their distributions in additional Common Shares must notify the Fund at least five business days prior to the distribution date fixed by the Board to receive such distribution in cash. Shareholders who receive dividends and other distributions in the form of Common Shares generally are subject to the same U.S. federal tax consequences as investors who elect to receive their distributions in cash. See “Certain U.S. Federal Income Tax Considerations” for more information. Although each shareholder may from time to time have an undivided fractional interest (computed to three decimal places) in a share of our Common Shares, no certificates for a fractional share will be issued. However, dividends and distributions on fractional shares will be credited to each shareholder’s account. In the event of termination of a shareholder’s account under the Dividend Reinvestment Plan, Ultimus Fund Solutions, LLC (the “Plan Administrator”) will adjust for any such undivided fractional interest in cash at the market value of the Fund’s shares at the time of termination. If any shareholder initially elects not to participate, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Fund or the Plan Administrator. Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Shares will be purchased under the distribution reinvestment plan as of the first calendar day of the month following the record date of the distribution.
If a shareholder seeks to terminate its participation in the distribution reinvestment plan, written notice of termination must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. Any transfer of shares by a participant to a non-participant
will terminate participation in the distribution reinvestment plan with respect to the transferred shares. If a participant elects to tender its shares in full, any shares issued to the participant under the Plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the Plan will be terminated as of the valuation date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.
If you elect to opt out of the Dividend Reinvestment Plan, you will receive any distributions we declare in cash. There will be no upfront selling commissions or Managing Dealer fees charged to you if you participate in the distribution reinvestment plan. We will pay the Plan Administrator fees under the distribution reinvestment plan. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.
Any purchases of our Common Shares pursuant to our Dividend Reinvestment Plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.
The purchase price for shares purchased under our Dividend Reinvestment Plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable. Shares issued pursuant to our Dividend Reinvestment Plan will have the same voting rights as the shares offered pursuant to this prospectus. Shareholders will not pay transaction related charges when purchasing shares under our Dividend Reinvestment Plan, but all outstanding Class S, Class D and Class F shares, including those purchased under our Dividend Reinvestment Plan, will be subject to ongoing servicing fees.
See our Dividend Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, for more information.

REGULATION
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
Qualifying Assets
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:
(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:
(a) is organized under the laws of, and has its principal place of business in, the United States;
(b) is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
(c) satisfies any of the following:
(i) does not have any class of securities that is traded on a national securities exchange;
(ii) has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting
common equity of less than $250 million;
(iii) is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or
(iv) is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
(2) Securities of any Eligible Portfolio Company controlled by the Fund.
(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4) Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.
(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby we, as a BDC, through our trustees, officers or employees, offer to provide and, if accepted, provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance. As part of our ongoing relationship with portfolio companies, our investment team monitors the financial trends of each portfolio company and its respective industry to assess the appropriate course of action for each investment.
Temporary Investments
Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.
Warrants
Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.
Leverage and Senior Securities; Coverage Ratio
We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of Common Shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. At the organizational meeting on October 20, 2023, our Board approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. As defined in the 1940 Act, asset coverage of 150% means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.
We have entered into the Credit Agreement and may in the future establish one or more credit facilities and/ or subscription facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over an applicable reference rate. We cannot assure shareholders that we will be able to enter into a credit facility in the future. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise.
We may enter into a total return swap agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Fund would typically have to post collateral to cover this potential obligation.
We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.
Code of Ethics
We and the Adviser have adopted a code of ethics pursuant to Rule
17j-1
under the 1940 Act and
Rule 204A-1
under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy this code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202)
551-8090.
You may also obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
Affiliated Transactions
We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC.
Proxy Voting Policies and Procedures
The Fund has delegated proxy voting responsibility to the Adviser. As a fiduciary, the Adviser has a duty to monitor corporate events and to vote proxies (in accordance with applicable law, including ERISA), as well as a duty to cast votes in the best interest of the Fund and not to subrogate Fund interests to its own interests. To meet its fiduciary obligations, the Adviser seeks to ensure that it votes proxies in the best interest of the Fund, and the Adviser’s proxy voting policy addresses how the Adviser will resolve any conflict of interest that may arise when voting proxies. The Adviser’s proxy voting policy attempts to generalize a complex subject and the Adviser may, from time to time, determine that it is in the best interests of the Fund to depart from specific policies described therein.
The Adviser is responsible for processing all proxy notifications received by the Adviser. All proxy voting requests received are forwarded to the appropriate contact person at the Adviser that is responsible for monitoring the issuer. The appropriate contact person at the Adviser communicates the proxy voting decision to the Adviser. The Adviser shall keep a record of its proxy voting policies and procedures, proxy statements received and votes cast, in accordance with its record keeping policies. The trade operations department is responsible for maintaining records with respect to proxy voting.
Proxy Voting Records
You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, c/o AMG Comvest Senior Lending Fund, 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, FL 33401.

Other
We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we will be prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.
Our internet address is
www.wealth.amg.com.
We make available free of charge on our website our annual report on
Form 10-K,
quarterly reports on
Form 10-Q,
current reports on Form
8-K,
proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our Common Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold our Common Shares as capital assets. A U.S. shareholder is an individual who is a citizen or resident of the United States, a U.S. corporation, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source. If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partner in a partnership that will hold our Common Shares should consult its tax advisors with respect to the purchase, ownership and disposition of such Common Shares. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt
organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold our Common Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax, or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our Common Shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.
Taxation as a Regulated Investment Company
The Fund has elected, and intends to qualify annually thereafter, to be treated as a RIC under Subchapter M of the Code.
To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Fund must, among other things: (1) have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year; (2) have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year; (3) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly-Traded Partnership”); and (4) diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above).
As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt
income for such taxable year. Generally, the Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a 4% nondeductible U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year
period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.
A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
Although the Fund does not presently expect to do so, the Fund is authorized to borrow funds and to sell assets in order to satisfy the distribution requirement. However, under the 1940 Act, the Fund is not permitted to make distributions to shareholders while the Fund’s debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, the Fund’s ability to dispose of assets to meet the distribution requirement may be limited by (1) the illiquid nature of the Fund’s portfolio and/or (2) other requirements relating to the Fund’s qualification as a RIC, including the diversification requirements. If the Fund disposes of assets in order to meet the distribution requirement or to avoid imposition of the 4% nondeductible federal excise tax, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.
Some of the income and fees that the Fund may recognize, such as fees for providing managerial assistance, certain fees earned with respect to the Fund’s investments, income recognized in a work-out
or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, may not satisfy the 90% income requirement. In order to manage the risk that such income and fees might disqualify the Fund as a RIC for a failure to satisfy the 90% income requirement, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.
A portfolio company in which the Fund invests may face financial difficulties that require the Fund to work-out,
modify or otherwise restructure its investment in the portfolio company. Any such transaction could, depending upon the specific terms of the transaction, result in unusable capital losses and future non-cash
income. Any such transaction could also result in the Fund receiving assets that give rise to income that is not qualifying income for purposes of the 90% income requirement, and we may need to hold such assets in a taxable subsidiary and pay federal and state income tax on income related to such assets.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed the Fund’s investment company taxable income, the

Fund may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, the Fund may for tax purposes have aggregate taxable income for several taxable years that the Fund is required to distribute and that is taxable to shareholders even if such taxable income is greater than the net income the Fund actually earns during those taxable years. Any underwriting fees paid by the Fund are not deductible.
For federal income tax purposes, the Fund is generally permitted to carry forward a net capital loss in any taxable year to offset its own capital gains, if any. These amounts are available to be carried forward to offset future capital gains to the extent permitted by the Code and applicable tax regulations. Any such loss carryforwards will retain their character as short-term or long-term. In the event that the Fund were to experience an ownership change as defined under the Code, the capital loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation.
In determining its net capital gain, including in connection with determining the amount available to support a capital gain dividend, its taxable income and its earnings and profits, the Fund generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to any such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss, if any, from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss, if any, attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.
If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Subject to certain limitations under the Code, such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate
shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions would be treated as a capital gain. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.
While the Fund has elected to be treated as a RIC for each taxable year, it is possible that as we ramp up our portfolio we may not satisfy the diversification requirements described above, and thus may not qualify as a RIC for the taxable year. The remainder of this discussion assumes that the Fund qualifies as a RIC for each taxable year.
Distributions
Distributions to shareholders by the Fund of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to U.S. shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our Common Shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her Common Shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her Common Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Common Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate
shareholders.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Common Shares pursuant to the distribution reinvestment plan. Shareholders receiving distributions in the form of additional Common Shares will generally be treated as receiving a distribution in the amount of the fair market value of the distributed Common Shares. The additional Common Shares received by a shareholder pursuant to the distribution reinvestment plan will have a new holding period commencing on the day following the day on which the Common Shares were credited to the shareholder’s account.
If an investor purchases Common Shares shortly before the record date of a distribution, the price of the Common Shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of their investment.
The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may report the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its Common Shares by an amount equal to the deemed distribution less the tax credit.
The IRS currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Common Shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year.
Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of additional Common Shares will receive a report as to the NAV of those Common Shares. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS. Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to qualified dividend income because our income generally will not consist of dividends.
Distributions may also be subject to additional state, local and foreign taxes depending on a shareholder’s particular situation.

Unless and until the Fund is treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) as a result of either (i) Common Shares being held by at least 500 persons at all times during a taxable year, (ii) Common Shares being continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act) or (iii) Common Shares being treated as regularly traded on an established securities market, for purposes of computing the taxable income of shareholders that are individuals, trusts or estates, (1) the Fund’s earnings will be computed without taking into account such shareholders’ allocable Common Shares of the management and incentive fees paid to the Adviser and certain of the Fund’s other expenses, (2) each such shareholder will be treated as having received or accrued a distribution from us in the amount of such shareholder’s allocable share of these fees and expenses for such taxable year, (3) each such shareholder will be treated as having paid or incurred such shareholder’s allocable share of these fees and expenses for the calendar year and (4) each such shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such shareholder. For taxable years beginning before 2026, miscellaneous itemized deductions generally are not deductible by a shareholder that is an individual, trust or estate. For taxable years beginning in 2026 or later, miscellaneous itemized deductions generally are deductible by a shareholder that is an individual, trust or estate only to the extent that the aggregate of such shareholder’s miscellaneous itemized deductions exceeds 2% of such shareholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under Section 68 of the Code.
Sale or Exchange of Common Shares
Upon the sale or other disposition of our Common Shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Common Shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Common Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Common Shares have been held for more than one year. For non-corporate
taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
No loss will be allowed on the sale or other disposition of Common Shares if the owner acquires (including pursuant to the distribution reinvestment plan) or enters into a contract or option to acquire securities that are substantially identical to such Common Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale or exchange of Common Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Common Shares.
The Code requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.
From time to time, the Fund may offer to repurchase its outstanding Common Shares. Shareholders who tender all Common Shares of the Fund held, or considered to be held, by them will be treated as having sold their Common Shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its Common Shares or fewer than all Common Shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its Common Shares. In such a case, there is a risk that non-tendering
shareholders, and shareholders who tender some but not all of their Common Shares or fewer than all of whose Common Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Common Shares of the Fund.

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to Common Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Internal Revenue Service Form 8886. Direct owners of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Nature of the Fund’s Investments
Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions and (vii) produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.
These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.
Below Investment Grade Instruments
The Fund expects to primarily invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to distribute sufficient income to preserve our tax status as a RIC and minimize the extent to which we are subject to U.S. federal income tax.
Original Issue Discount
For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus may become subject to corporate-level income tax.

Market Discount
In general, the Fund will be treated as having acquired a security with market discount if its stated redemption price at maturity (or, in the case of a security issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the security by more than a statutory de minimis amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any securities acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis. If this election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount security may be deferred until the Fund sells or otherwise disposes of such security.
Warrants
Gain or loss realized by the Fund from warrants acquired by the Fund as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long the Fund held a particular warrant.
Currency Fluctuations
Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Passive Foreign Investment Companies
The Fund may invest in stocks of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is classified as a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general, under the PFIC rules, an “excess distribution” received with respect to PFIC stock is treated as having been realized ratably over the period during which the Fund held the PFIC stock. The Fund will be subject to tax on the portion, if any, of the excess distribution that is allocated to its holding period in prior taxable years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior taxable years) even though the Fund distributes the corresponding income to shareholders. Excess distributions include any gain from the sale of PFIC stock as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.
The Fund may be eligible to elect alternative tax treatment with respect to PFIC stock. Under such an election, the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Treasury Regulations generally treat income inclusion from a PFIC with respect to which the Fund has made such an election as qualifying income for purposes of the 90% income requirement if (i) there is a current distribution out of the earnings and profits of the PFIC that are attributable to such income inclusion or (ii) such income inclusion is derived with respect to the Fund’s business of investing in stock, securities, or currencies. Alternatively, the Fund may be able to elect to mark to market its PFIC stock, resulting in any unrealized gains at year end being treated as though they were realized and reported as ordinary income. Any mark-to-market
losses and any loss from an actual disposition of the PFIC’s shares would be deductible as ordinary losses to the extent of any net mark-to-market
gains included in income in prior years with respect to stock in the same PFIC.

Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income with respect to PFIC stock, as well as subject the Fund to tax on certain income from PFIC stock, the amount that must be distributed to shareholders, and which will be taxed to shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC stock.
Preferred Shares or Borrowings
If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on shares in certain circumstances. Limits on the Fund’s payments of dividends on shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% nondeductible U.S. federal excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.
Backup Withholding
The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Medicare Tax on Net Investment Income
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Common Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts.
U.S. Taxation of
Tax-Exempt
U.S. Shareholders
A U.S. shareholder that is a
tax-exempt
organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt
U.S. shareholder of the activities that the Fund proposes to conduct could give rise to UBTI. However, a RIC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a tax-exempt
U.S. shareholder should not be subject to U.S. federal income taxation solely as a result of such shareholder’s direct or indirect ownership of the Fund’s equity and receipt of distributions with respect to such equity (regardless of whether we incur indebtedness). Moreover, under current law, if the Fund incurs indebtedness, such indebtedness will not be attributed to a tax-exempt
U.S. shareholder. Therefore, unless a
tax-exempt
shareholder’s investment in the Fund is itself debt-financed, a tax-exempt
U.S. shareholder should not be treated as earning income from “debt-financed property” and distributions the Fund pays should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that the Fund incurs. Certain tax-exempt
private universities are subject to an additional 1.4% excise tax on their “net investment income,” including income from interest, dividends, and capital gains. Proposals periodically are made to change the treatment of “blocker” investment vehicles interposed between tax-exempt
investors and
non-qualifying
investments. In the event that any such proposals were to be adopted and applied to RICs, the treatment of dividends payable to tax-exempt
investors could be adversely affected. In addition, special rules would apply if the Fund were to invest in certain real estate mortgage investment conduits or taxable mortgage pools, which the Fund does not currently plan to do, that could result in a tax-exempt
U.S. shareholder recognizing income that would be treated as UBTI.
Foreign Shareholders
U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.
A RIC is a corporation for U.S. federal income tax purposes, its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a foreign shareholder should not be considered to earn income “effectively connected” with a U.S. trade or business solely as a result of activities conducted by the Fund.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. The portion of distributions considered to be a return of capital for U.S. federal income tax purposes generally will not be subject to tax. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of certain interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. Interest-related dividends do not include distributions paid in respect of a RIC’s
non-U.S. source
interest income or its dividend income (or any other type of income other than generally non-contingent
U.S.-source interest income received from unrelated obligors). In the case of Common Shares of the Fund held through an intermediary, the intermediary may withhold U.S. federal income tax even if the Fund reports the payment as interest-related dividends or short-term capital gain dividends. There can be no assurance as to whether any of the Fund’s distributions will be eligible for an exemption from withholding of U.S. federal income tax or, as to whether any of the Fund’s distributions that are eligible, will be reported as such by us.
A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Common Shares. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and sale or exchange gains.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Common Shares will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations, as applicable. Foreign corporate shareholders may also be subject to the 30% branch profits tax imposed by the Code.
The Fund may be required to withhold from distributions that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.
Foreign shareholders may also be subject to U.S. estate tax with respect to their investment in Common Shares.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial
foreign entity, whether such nonfinancial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial
foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of our Common Shares.
Foreign and Other Taxation
The Fund’s investment in
non-U.S. securities
may be subject to
non-U.S. withholding
taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.
In addition, shareholders may be subject to state, local and foreign taxes on their distributions from the Fund. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.
Change in Tax Laws
Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and/or regulations may be changed with retroactive effect. Moreover, the interpretation and/or application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund to accrue potential tax liabilities even in situations in which the Fund and/or shareholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations.

CERTAIN ERISA CONSIDERATIONS
Each prospective investor that is, or is acting on behalf of, any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code, subject to Section 4975 of the Code (including for
e.g
., IRA and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to provisions under any Similar Laws, or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”), must independently determine that our Common Shares are an appropriate investment, taking into account its obligations under ERISA, the Code and applicable Similar Laws.
In contemplating an investment in the Fund, each fiduciary of the Plan who is responsible for making such an investment should carefully consider, taking into account the facts and circumstances of the Plan, whether such investment is consistent with the applicable provisions of ERISA, Section 4957 of the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, and prohibited transaction provisions of ERISA, Section 4957 of the Code and any other applicable Similar Laws. Furthermore, absent satisfying all of the requirements of a prohibited transaction exemption, the fiduciaries of a Plan should not invest in the Fund with the assets of any Plan if the Adviser or any of its affiliates is a fiduciary with respect to such assets of the Plan. Each purchaser of Common Shares that is or may become a Plan is responsible for determining the extent, if any, to which the purchase and holding of Common Shares will constitute a non-exempt
prohibited transaction under ERISA, Section 4975 of the Code or any Similar Law, and otherwise for determining compliance with ERISA, Section 4975 of the Code and any applicable Similar Law.
In contemplating an investment in the Fund, the fiduciaries of a Plan that is a “benefit plan investor” (within the meaning of the Plan Assets Regulation (“Benefit Plan Investor”)) should also carefully consider the definition of the term “plan assets” in ERISA and the Plan Assets Regulation. Under ERISA and the Plan Assets Regulation, when a Benefit Plan Investor invests in an equity interest of an entity that is neither a Publicly-Offered Security nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by Benefit Plan Investors is not “significant” (each within the meaning of the Plan Assets Regulation). A Benefit Plan Investor includes (i) any employee benefit plan (as defined in section 3(3) of ERISA) subject to the provisions of Title I of ERISA, (ii) any plan described in section 4975(e)(1) of the Code that is subject to Section 4975 of the Code, and (iii) any entity whose underlying assets include plan assets by reason of such an employee benefit plan’s or plan’s investment in the entity.
Under the Plan Assets Regulation, equity participation in an entity by Benefit Plan Investors is “significant” on any date if 25% or more of the total value of any class of equity interests in the entity is held by Benefit Plan Investors. For purposes of this determination, the value of equity interests held by a person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee (direct or indirect) with respect to such assets (or any affiliate of such a person) is disregarded (each such person, a “Controlling Person”). The Plan Assets Regulation defines the term Publicly-Offered Security as a security that is “widely-held,” “freely transferrable” and either part of a class of securities registered under the Exchange Act or sold pursuant to an effective registration statement under the Securities Act if the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred. A security is considered “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. The Plan Assets Regulation provides that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. It is noted that the Plan Assets Regulation only establishes a presumption in favor of the finding of free transferability where the applicable investment minimum is $10,000 or less and the restrictions are consistent with the particular types of restrictions listed in the Plan Assets Regulation.

If the assets of the Fund were deemed to be “plan assets” under the Plan Assets Regulation, the obligations and other responsibilities of Plan sponsors, Plan fiduciaries and Plan administrators, and of parties in interest and disqualified persons, under Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Code, as applicable, may be expanded, and there may be an increase in their liability under these and other provisions of ERISA and the Code (except to the extent (if any) that a favorable statutory or administrative exemption or exception applies); in addition, various providers of fiduciary or other services to the entity, and any other parties with authority or control with respect to the entity, could be deemed to be Plan fiduciaries or otherwise parties in interest or disqualified persons by virtue of their provision of such services (and there could be an improper delegation of authority to such providers). Among other consequences, if the assets of the Fund were deemed to be “plan assets,” this could result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and Section 4975 of the Code. If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Plan any profit realized on the transaction and (ii) reimburse the Plan for any losses suffered by the Plan as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Fiduciaries of Plan investors who decide to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries
for actions taken by or on behalf of the Fund or the Advisor. With respect to an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt
status.
Accordingly, the Fund intends to conduct its affairs so that its assets should not be deemed to constitute “plan assets” under the Plan Assets Regulation. In this regard, generally, we intended to take one of the following approaches: (1) in the event that each class of Common Shares is considered a Publicly-Offered Security, we will not limit Benefit Plan Investors from investing in the Common Shares; (2) in the event one or more classes of Common Shares does not constitute a Publicly-Offered Security, (a) we will limit investment in each class of Common Shares by Benefit Plan Investors to less than 25% of the total value of each class of our Common Shares, within the meaning of the Plan Assets Regulation (including any class that constitutes a Publicly-Offered Security), or (b) we will prohibit Benefit Plan Investors from owning any class that does not constitute a Publicly-Offered Security. For purposes of the 25% test in the immediately preceding sentence, we will disregard equity interests held by Controlling Persons (other than a Benefit Plan Investor) as contemplated by the Plan Assets Regulation. In this respect, in order to avoid the possibility that our assets could be treated as “plan assets” within the meaning of the Plan Assets Regulation, until such time as each class of our Common Shares constitutes Publicly-Offered Securities, (i) we will require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor or a Controlling Person, and (ii) we will have the power to (a) exclude any shareholder or potential shareholder from purchasing Common Shares, (b) prohibit any redemption of Common Shares, and (c) redeem some or all Common Shares held by any holder if, and to the extent that, our Board determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Shares would result in our assets to be characterized as “plan assets” under the Plan Assets Regulation, and each of class of Common Shares shall be subject to such terms and conditions. After such time as all of Class S, Class D, Class F and Class I shares (and any other equity interests in the Fund (if any)) constitute Publicly-Offered Securities, the Fund may no longer be required to limit or prohibit Benefit Plan Investors from investing in the Fund.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
Our securities are held under a custody agreement by U.S. Bank National Association. The address of the custodian is U.S. Bank Tower, 425 Walnut Street, Cincinnati, OH 45202. Ultimus Fund Solutions, LLC (the “Transfer Agent”) will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246. U.S. Bank National Association and its affiliates are acting solely in the capacity of custodian, and U.S. Bancorp Fund Services, LLC and its affiliates are acting solely in the capacity of sub-administrator
and have not endorsed, recommended or guaranteed the purchase, value or repayment of such securities.
BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our Board, if any, our Adviser will be primarily responsible for the execution of any publicly-traded securities portfolio transactions and the allocation of brokerage commissions. Our Adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.
EXPERTS
The consolidated financial statements of AMG Comvest Senior Lending Fund at December 31, 2024 and 2023, and for the fiscal year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
Dechert LLP, New York, NY, acts as counsel to the Fund.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form
N-2,
together with all amendments and related exhibits, under the Securities Act, with respect to the Common Shares offered by this prospectus. The registration statement contains additional information about us and the Common Shares being offered by this prospectus.
We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at
http://www.sec.gov
. Copies of these reports, proxy and information statements and other information may be reviewed on the EDGAR database on the SEC’s website at
 http://www.sec.gov
. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s
e-mail
address (publicinfo@sec.gov).

PRIVACY NOTICE
AMG Comvest Senior Lending Fund
This Privacy Notice is provided to you as a result of certain federal privacy notice and disclosure regulations and explains the manner in which the Fund collects, utilizes and maintains nonpublic personal information about each of the investors in the Fund. This Privacy Notice applies only to investors in the Fund who are Individuals or to certain Entities that are essentially “alter egos” of Individuals (e.g., grantor trusts, IRAs and similar individual self-directed estate planning or investment vehicles).
We respect your right to privacy and are committed to maintaining and safeguarding nonpublic information about you. We do not disclose your personal information to companies or organizations not affiliated with us that would use the information we have provided them to contact you about their own products or services. However, to manage the Fund in a professional and efficient manner, we must from time to time obtain and disclose certain nonpublic personal information about you. To protect the confidentiality of such information while making the necessary disclosures, we have developed the security policies described below.
Information We Collect
We collect nonpublic personal information about you from the following sources:

(i)
Information we receive from you through subscription agreements, investor questionnaires and other documents, such as your name, address, social security number, assets, income, employment and amounts or types of your investments;

(ii)	Information about your transactions with us, our affiliates and others, such as your capital account balance, other account data and participation in other investments;

(iii)	Information from outside sources, including consumer reporting agencies which may include credit reports; and

(iv)	Information we keep about the investments you purchase from us, as well as account balances and payment history.
How We Use Information
Among other things, we may use nonpublic personal information to service your account or send you annual reports, proxy statements or other information required by law.
Information We Disclose
We will only disclose nonpublic personal information to our affiliates, service providers and other third parties as permitted or required by applicable law. In general, we may share your nonpublic personal information with our affiliates (including those who are involved in the operation, service, administration or management of, or the sale of Shares in, the Fund). In addition, we may share nonpublic personal information we collect as described above in connection with the administration and operations of the Fund (including disclosure to attorneys, accountants, service providers, auditors or administrators). We do not share your nonpublic personal information with companies or organizations not affiliated with us that would use the information we have provided them to contact you about their own products or services. If required by law, we may disclose nonpublic personal information in accordance with a court order or at the request of government regulators.
Our Security Procedures
Any service provider receiving your personal information will be authorized to use such information only to perform the services required of them by the Fund and its affiliates, and then only as permitted by applicable law.

When we share personal information with companies working on our behalf, we protect your personal information where required by law with confidentiality agreements which obligate companies to keep your information confidential. We restrict access to non-public
personal information to those employees of the Fund or its affiliates who require access to provide services to the Fund and its affiliates and its investors. We maintain physical, electronic and procedural safeguards that comply with federal regulations to guard your non-public
personal information. Your right to privacy extends to all forms of contact with us, including telephone, written correspondence and electronic media.
We are committed to safeguarding the nonpublic personal information of our investors and will adhere to the foregoing policies for both our current and former investors.

AMG Comvest Senior Lending Fund
INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Assets and Liabilities as of December 31, 2024 and 2023	F-3
Consolidated Statements of Operations for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023	F-4
Consolidated Statements of Changes in Net Assets for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023	F-6
Consolidated Schedules of Investments as of December 31, 2024 and 2023	F-7
Notes to the Financial Statements	F-18

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Trustees of AMG Comvest Senior Lending Fund
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of assets and liabilities of AMG Comvest Senior Lending Fund (the Fund), including the consolidated schedules of investments, as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in net assets, and cash flows for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund at December 31, 2024 and 2023, and the results of its operations, changes in its net assets, and its cash flows for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2024 and 2023, by correspondence with the custodian, syndication agents, and underlying investee companies; when replies were not received from the custodian, syndication agents, and underlying investee companies, we performed other auditing procedures. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Fund’s auditor since 2023.
Miami, Florida
March 20, 2025

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(amounts in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets
Non-controlled, non-affiliated investments, at fair value (amortized cost of $397,743 and $18,298 as of December 31, 2024 and December 31, 2023, respectively)	$399,268	$18,281
Cash and cash equivalents	20,393	8,511
Restricted cash	2,492	—
Receivables:
Receivable for paydowns of investments	36	4
Interest receivable	3,193	248
Due from affiliates (Note 4)	—	682
Prepaid expenses and other assets	2,084	384

Total Assets	$427,466	$28,110

Liabilities
Secured Loan Facility (net of deferred financing costs of $722 and $0 as of December 31, 2024 and December 31, 2023, respectively)	$159,378	$—
Secured Borrowing	63,237	—
Payables:
Management fee payable, net (Note 4)	505	—
Deferred tax liability	25	—
Interest payable	1,273	—
Incentive fee payable	634	—
Due to affiliates	271	—
Accrued professional fees	340	264
Accrued organizational and offering costs	232	235
Accrued administrative expenses	101	—
Accrued expenses	200	98

Total Liabilities	$226,196	$597

Commitments and contingencies (Note 5)
Net Assets
Class I shares, $0.001 par value; unlimited authorized; 7,945,702 and 1,100,409 shares issued and outstanding, respectively	$8	$1
Additional paid-in capital	199,800	27,529
Total distributable earnings (accumulated deficit)	1,462	(17)

Total Net Assets	$201,270	$27,513

Total Liabilities and Net Assets	$427,466	$28,110

Net Asset Value Per Share	$25.33	$25.00

The accompanying notes are an integral part of these consolidated financial statements.

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2024	For the Period September 29, 2023 (Inception Date) through December 31, 2023
Income:
Investment income from non-controlled, non-affiliated investments:
Interest income	$12,047	$484
Fee income	269	12

Total Investment Income	12,316	496

Expenses:
Management fees	1,016	48
Incentive fees	816	55
Administrative expenses	203	10
Interest expense	3,191	—
Professional fees	1,972	350
Trustees’ fees	199	28
Organizational and offering expenses	784	745
Other general expenses	846	102
Repayments of prior reimbursements (Note 4)	271	—

Total Expenses	9,298	1,338
Less: Fee waivers (Note 4)	(156)	(58)
Less: Incentive fee waiver (Note 4)	(81)	(55)
Less: Expense reimbursement (Note 4)	(2,770)	(1,168)

Net expenses	6,291	57

Net Investment Income (Loss)	6,025	439

Realized and unrealized gains (losses) on investments and foreign currency transactions
Net change in unrealized gains (losses):
Non-controlled, non-affiliated investments	1,542	(17)
Net change in deferred tax liability	(25)	—

Total net change in unrealized gains (losses)	1,517	(17)

Total realized and unrealized gains (losses)	1,517	(17)

Net Increase (Decrease) in Net Assets Resulting from Operations	$7,542	$422

Per Share Data:
Basic and diluted net investment income/(loss) per share	$1.86	$0.57

Basic and diluted net increase/(decrease) in net assets resulting from operations per Share	$2.33	$0.55

Weighted Average Shares Outstanding - Basic and Diluted	3,239,983	774,000

The accompanying notes are an integral part of these consolidated financial statements.

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2024	For the Period September 29, 2023 (Inception Date) through December 31, 2023
Increase (Decrease) in Net Assets Resulting from Operations:
Net investment income (loss)	$6,025	$439
Net change in unrealized gains (losses) on investments	1,517	(17)

Net Increase (Decrease) in Net Assets Resulting from Operations	7,542	422

Decrease in Net Assets Resulting from Shareholder Distributions
Distributions from net investment income	(6,223)	(403)
Distributions from return of paid in capital	(62)	(16)

Net Increase (Decrease) in Net Assets Resulting from Shareholder Distributions	(6,285)	(419)

Increase in Net Assets Resulting from Capital Share Transactions
Proceeds of issuance of common shares	172,500	27,510
Reinvestment of distributions	—	—
Repurchase of common shares	—

Proceeds from issuance of Shares	172,500	27,510

Total Increase (Decrease) in Net Assets	173,757	27,513
Net Assets, Beginning of Period	27,513	—

Net Assets, End of Period	$201,270	$27,513

The accompanying notes are an integral part of these consolidated financial statements.

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the Year Ended December 31, 2024	For the Period September 29, 2023 (Inception Date) through December 31, 2023
Cash Flows from Operating Activities:
Net increase (decrease) in net assets resulting from operations	$7,542	$422
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Net change in unrealized gains (losses) (net of deferred taxes)	(1,517)	17
Net accretion of discount and payment in-kind interest on investments	(302)	(17)
Purchases of portfolio investments	(385,209)	(1,196)
Sales or repayments of portfolio investments	6,034	51
Increase (decrease) in operating assets and liabilities:
Increase in interest receivable	(2,945)	(248)
Increase (decrease) in due from affiliates	682	(682)
Increase in receivable for paydowns of investments	—	(4)
Increase in prepaid expenses and other assets	(1,700)	(384)
Increase in management fees payable	505	—
Increase in interest payable	1,273	—
Increase in incentive fee payable, net	634	—
Increase in due to affiliates	271	—
Increase in accrued professional fees	76	264
(Decrease) increase in accrued organizational and offering costs	(3)	235
Increase in accrued administrative expenses	101	—
Increase in accrued expenses	102	98

Net cash provided by (used in) operating activities	(374,456)	(1,444)

Cash Flows provided by (used in) Financing Activities:
Borrowings on Secured Loan Facility	177,600	—
Payments on Secured Loan Facility	(17,500)	—
Proceeds from Secured Borrowing	76,152	—
Repayments on Secured Borrowing	(12,915)	—
Deferred financing costs paid	(722)	—
Distributions paid in cash	(6,285)	(419)
Proceeds from issuance of shares	172,500	10,374

Net cash provided by (used in) financing activities	388,830	9,955

Net increase (decrease) in cash and cash equivalents	14,374	8,511
Cash and cash equivalents and restricted cash, beginning of period	8,511	—

Cash and cash equivalents and restricted cash, end of period	$22,885	$8,511

Supplemental and Non-Cash Information:
Interest paid during the period	$1,918	$—
In-kind investment contributions (Note 6)	$—	$17,136
Reinvestment of distributions during the period (1)	$—	$—
PIK Income	$33	$—

(1)	Less than $1.
The accompanying notes are an integral part of these consolidated financial statements.

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
(amounts in thousands, except per share data)
December 31, 2024

Portfolio Company (3)(6)(9)	Industry	Spread Above Index	Interest Rate	Maturity Date	Principal/ Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Debt Investments
First Lien Senior Secured (5)
Allbridge, LLC—Delayed Draw Term Loan (4)	Telecommunication Services	SOFR + 5.75% (1.00% floor)	10.08%	6/5/2030	$—	$(1)	$—	0.0%
Allbridge, LLC—Revolving Credit Line (4)	Telecommunication Services	SOFR + 5.75% (1.00% floor)	10.08%	6/5/2030	—	(2)	—	0.0%
Allbridge, LLC—Term Loan (14)	Telecommunication Services	SOFR + 5.75% (1.00% floor)	10.08%	6/5/2030	1,781	1,760	1,781	0.9%
Armanino Advisory LLC—Delayed Draw Term Loan (4)	Commercial & Professional Services	SOFR + 6.00% (1.00% floor)	10.27%	10/18/2029	—	(28)	(58)	0.0%
Armanino Advisory LLC—Revolving Credit Line (4)	Commercial & Professional Services	SOFR + 6.00% (1.00% floor)	10.27%	10/18/2029	—	(37)	(38)	0.0%
Armanino Advisory LLC—Term Loan	Commercial & Professional Services	SOFR + 6.00% (1.00% floor)	10.27%	10/18/2029	13,442	13,180	13,173	6.5%
Batteries Plus Holding Corporation—Revolving Credit Line (4)(7)	Technology Hardware & Equipment	SOFR + 6.75% (1.00% floor)	11.21%	6/27/2028	—	—	—	0.0%
Batteries Plus Holding Corporation—Term Loan (7)(14)	Technology Hardware & Equipment	SOFR + 6.75% (1.00% floor)	11.21%	6/27/2028	476	472	476	0.2%
BHP Management Holdings, LLC—Delayed Draw Term Loan (7)(14)	Health Care Equipment & Services	SOFR + 5.00% (1.00% floor)	9.48%	10/27/2028	727	723	727	0.4%
BHP Management Holdings, LLC—Term Loan (7)(14)	Health Care Equipment & Services	SOFR + 5.00% (1.00% floor)	9.48%	10/27/2028	1,259	1,252	1,259	0.6%
Billhighway, LLC—Delayed Draw Term Loan (4)(7)	Software & Services	SOFR + 6.75% (1.00% floor)	11.21%	2/8/2029	61	59	61	0.0%
Billhighway, LLC—Revolving Credit Line (4)(7)	Software & Services	SOFR + 6.75% (1.00% floor)	11.21%	2/8/2029	—	(1)	—	0.0%
Billhighway, LLC—Term Loan (7)	Software & Services	SOFR + 6.75% (1.00% floor)	11.21%	2/8/2029	960	948	960	0.5%
Cardiology Management Holdings, LLC—Delayed Draw Term Loan A (7)(14)	Health Care Equipment & Services	SOFR + 6.25% (1.00% floor)	10.58%	1/31/2029	490	481	487	0.2%
Cardiology Management Holdings, LLC—Delayed Draw Term Loan B (4)(7)(14)	Health Care Equipment & Services	SOFR + 6.25% (1.00% floor)	10.58%	1/31/2029	16	8	13	0.0%
Cardiology Management Holdings, LLC—Term Loan (7)(14)	Health Care Equipment & Services	SOFR + 6.25% (1.00% floor)	10.58%	1/31/2029	694	682	690	0.3%
CheckedUp, Inc—Delayed Draw Term Loan (7)(14)	Media & Entertainment	SOFR + 5.50% (1.00% floor)	9.96%	10/20/2027	245	244	245	0.1%
CheckedUp, Inc—Revolving Credit Line (4)(7)	Media & Entertainment	SOFR + 5.50% (1.00% floor)	9.95%	10/20/2027	73	73	73	0.0%
CheckedUp, Inc—Term Loan (7)(14)	Media & Entertainment	SOFR + 5.50% (1.00% floor)	9.96%	10/20/2027	875	872	875	0.4%
CrossLink Professional Tax Solutions, LLC—Revolving Credit Line (4)	Software & Services	SOFR + 5.50% (1.00% floor)	9.84%	6/30/2028	225	209	210	0.1%

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS (CONTINUED)
(amounts in thousands, except per share data)
December 31, 2024

Portfolio Company (3)(6)(9)	Industry	Spread Above Index	Interest Rate	Maturity Date	Principal/ Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
CrossLink Professional Tax Solutions, LLC—Term Loan	Software & Services	SOFR + 5.50% (1.00% floor)	9.86%	6/30/2028	10,835	10,705	10,727	5.3%
D4C Dental Brands, Inc.—Revolving Credit Line (4)	Health Care Equipment & Services	SOFR + 4.50% (3.00% floor)	9.02%	11/27/2029	—	(19)	(19)	0.0%
D4C Dental Brands, Inc.—Term Loan	Health Care Equipment & Services	SOFR + 4.50% (3.00% floor)	9.02%	11/27/2029	19,780	19,585	19,582	9.7%
Diesco Industries Ltd.—Term Loan (1)	Capital Goods	SOFR + 6.00% (2.00% floor)	10.33%	12/31/2029	25,397	25,017	25,016	12.4%
Discovery SL Management, LLC—Delayed Draw Term Loan A (14)	Health Care Equipment & Services	SOFR + 5.50% (1.00% floor)	9.88%	3/18/2030	358	356	356	0.2%
Discovery SL Management, LLC—Delayed Draw Term Loan B (4)	Health Care Equipment & Services	SOFR + 5.50% (1.00% floor)	9.88%	3/18/2030	—	(8)	(9)	0.0%
Discovery SL Management, LLC—Revolving Credit Line (4)	Health Care Equipment & Services	SOFR + 5.50% (1.00% floor)	9.88%	3/18/2030	—	(3)	(2)	0.0%
Discovery SL Management, LLC—Term Loan (14)	Health Care Equipment & Services	SOFR + 5.50% (1.00% floor)	9.88%	3/18/2030	2,142	2,119	2,130	1.1%
DMA Holding Company—Revolving Credit Line (4)	Software & Services	SOFR + 7.00% (1.00% floor)	11.46%	7/19/2028	33	31	29	0.0%
DMA Holding Company—Term Loan	Software & Services	SOFR + 7.00% (1.00% floor)	11.46%	7/19/2028	1,052	1,031	1,013	0.5%
Drive Assurance Corporation—Delayed Draw Term Loan (1)(4)	Insurance	SOFR + 7.00% (2.00% floor)	11.36%	7/10/2030	—	(1)	—	0.0%
Drive Assurance Corporation—Term Loan (1)(14)	Insurance	SOFR + 7.00% (2.00% floor)	11.36%	7/10/2030	4,593	4,549	4,593	2.3%
Firebirds Buyer, LLC —Delayed Draw Term Loan (4)(7)	Consumer Services	SOFR + 6.25% (2.00% floor)	10.71%	3/22/2028	19	19	19	0.0%
Firebirds Buyer, LLC —Revolving Credit Line (4)(7)	Consumer Services	SOFR + 6.25% (2.00% floor)	8.96%	3/22/2028	14	14	14	0.0%
Firebirds Buyer, LLC —Term Loan (7)(14)	Consumer Services	SOFR + 6.25% (2.00% floor)	10.71%	3/22/2028	617	612	617	0.3%
FloWorks International, LLC—Delayed Draw Term Loan (4)	Capital Goods	SOFR + 4.75% (0.75% floor)	9.27%	11/26/2031	—	(12)	(24)	0.0%
FloWorks International, LLC—Term Loan	Capital Goods	SOFR + 4.75% (0.75% floor)	9.27%	11/26/2031	19,273	19,081	19,080	9.5%
HAH Group Holding Company, LLC—Term Loan	Health Care Equipment & Services	SOFR + 5.00%	9.36%	9/24/2031	10,000	9,853	9,919	4.9%
Hasa Acquisition, LLC—Delayed Draw Term Loan (4)(7)	Capital Goods	SOFR + 4.50% (1.00% floor)	9.07%	1/10/2029	—	(3)	(2)	0.0%
Hasa Acquisition, LLC—Revolving Credit Line (4)(7)	Capital Goods	SOFR + 4.50% (1.00% floor)	9.07%	1/10/2029	—	(3)	(2)	0.0%
Hasa Acquisition, LLC—Term Loan (7)(14)	Capital Goods	SOFR + 4.50% (1.00% floor)	9.07%	1/10/2029	1,400	1,374	1,386	0.7%
Hometown Food Company—Term Loan	Consumer Staples Distribution & Retail	SOFR + 4.50% (1.00% floor)	9.05%	8/16/2029	14,659	14,551	14,600	7.3%

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS (CONTINUED)
(amounts in thousands, except per share data)
December 31, 2024

Portfolio Company (3)(6)(9)	Industry	Spread Above Index	Interest Rate	Maturity Date	Principal/ Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Hornblower Sub LLC—Revolving Credit Line (4)	Transportation	SOFR + 5.50% (0.50% floor)	10.02%	7/3/2029	226	222	225	0.1%
Hornblower Sub LLC—Term Loan (14)	Transportation	SOFR + 5.50% (1.00% floor)	10.11%	7/3/2029	2,885	2,857	2,876	1.4%
KCK Ltd—Revolving Credit Line (1)	Financial Services	SOFR + 5.40%	9.88%	9/27/2027	9,403	9,360	9,374	4.7%
KCK Ltd—Term Loan (1)(15)	Financial Services	SOFR + 5.40%	9.88%	9/27/2027	11,753	11,702	11,718	5.8%
Kemper Sports Management, LLC —Delayed Draw Term Loan (7)(14)	Consumer Services	SOFR + 5.25% (1.00% floor)	9.71%	10/11/2029	440	437	440	0.2%
Kemper Sports Management, LLC —Revolving Credit Line (4)(7)	Consumer Services	SOFR + 5.25% (1.00% floor)	9.71%	10/11/2029	—	(1)	—	0.0%
Kemper Sports Management, LLC —Term Loan (7)(14)	Consumer Services	SOFR + 5.25% (1.00% floor)	9.71%	10/11/2029	1,813	1,802	1,813	0.9%
M2S Group Intermediate Holdings Inc—Term Loan (14)	Capital Goods	SOFR + 4.75% (0.50% floor)	9.09%	8/25/2031	10,591	9,874	10,305	5.1%
Military Retail Solutions, LLC—Delayed Draw Term Loan (4)(7)	Consumer Staples Distribution & Retail	SOFR + 5.25% (1.00% floor)	9.61%	6/28/2029	—	(14)	(12)	0.0%
Military Retail Solutions, LLC—Revolving Credit Line (4)(7)	Consumer Staples Distribution & Retail	SOFR + 5.25% (1.00% floor)	9.61%	6/28/2029	—	(14)	(6)	0.0%
Military Retail Solutions, LLC—Term Loan (7)(15)	Consumer Staples Distribution & Retail	SOFR + 5.25% (1.00% floor)	9.61%	6/28/2029	13,113	12,869	13,008	6.5%
National Debt Relief, LLC —Delayed Draw Term Loan (7)(14)	Financial Services	SOFR + 6.50% (2.50% floor)	10.97%	2/7/2028	598	594	594	0.3%
National Debt Relief, LLC —Revolving Credit Line (7)	Financial Services	SOFR + 6.50% (2.50% floor)	10.97%	2/7/2028	120	119	119	0.1%
National Debt Relief, LLC —Term Loan (7)(14)	Financial Services	SOFR + 6.50% (2.50% floor)	10.97%	2/7/2028	718	713	713	0.4%
Nuclear Care Partners Holdings, Inc.—Revolving Credit Line (4)	Health Care Equipment & Services	SOFR + 4.75% (1.00% floor)	9.30%	10/1/2030	—	(23)	(18)	0.0%
Nuclear Care Partners Holdings, Inc.—Term Loan	Health Care Equipment & Services	SOFR + 4.75% (1.00% floor)	9.30%	10/1/2030	7,438	7,329	7,356	3.7%
Obra CICS Finance, LLC—Term Loan (1)	Insurance	SOFR + 4.25% (3.00% floor); SOFR + 4.25% (3.00% floor)	8.61%	12/31/2030	23,571	23,479	23,479	11.7%
OL Texas Restaurants, LLC—Delayed Draw Term Loan (4)(7)	Consumer Services	SOFR + 5.75% (1.00% floor)	10.53%	8/29/2029	—	(2)	—	0.0%
OL Texas Restaurants, LLC—Revolving Credit Line (4)(7)	Consumer Services	SOFR + 5.75% (1.00% floor)	10.53%	8/29/2029	—	(1)	—	0.0%
OL Texas Restaurants, LLC—Term Loan (14)	Consumer Services	SOFR + 5.75% (1.00% floor)	10.53%	8/29/2029	1,435	1,428	1,435	0.7%
OmniMax International, LLC—Delayed Draw Term Loan (4)	Capital Goods	SOFR + 5.75% (1.00% floor)	10.03%	12/6/2030	—	(51)	(102)	-0.1%
OmniMax International, LLC—Term Loan	Capital Goods	SOFR + 5.75% (1.00% floor)	10.03%	12/6/2030	16,566	16,237	16,234	8.1%

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS (CONTINUED)
(amounts in thousands, except per share data)
December 31, 2024

Portfolio Company (3)(6)(9)	Industry	Spread Above Index	Interest Rate	Maturity Date	Principal/ Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
OpCo Borrower, LLC—Term Loan (14)	Health Care Equipment & Services	SOFR + 6.00% (1.00% floor)	10.62%	4/26/2029	7,332	7,200	7,295	3.6%
Pansophic Learning US, LLC—Delayed Draw Term Loan (4)	Consumer Services	SOFR + 5.75% (1.00% floor)	10.37%	5/15/2029	992	967	974	0.5%
Pansophic Learning US, LLC—Revolving Credit Line	Consumer Services	SOFR + 5.75% (1.00% floor)	10.26%	5/15/2029	997	978	985	0.5%
Pansophic Learning US, LLC—Term Loan (14)	Consumer Services	SOFR + 5.75% (1.00% floor)	10.15%	5/15/2029	11,935	11,690	11,792	5.9%
PDDS Holdco, Inc. —Delayed Draw Term Loan (4)	Software & Services	SOFR + 7.50% (0.75% floor)	11.98%	7/18/2028	32	31	32	0.0%
PDDS Holdco, Inc. —Term Loan	Software & Services	SOFR + 7.50% (0.75% floor)	11.98%	7/18/2028	229	224	225	0.1%
Pediatric Home Respiratory Services, LLC—Delayed Draw Term Loan (4)	Health Care Equipment & Services	SOFR + 5.50% (0.75% floor)	9.78%	12/23/2030	—	(5)	(10)	0.0%
Pediatric Home Respiratory Services, LLC—Revolving Credit Line (4)	Health Care Equipment & Services	SOFR + 5.50% (0.75% floor)	9.78%	12/23/2030	170	165	165	0.1%
Pediatric Home Respiratory Services, LLC—Term Loan	Health Care Equipment & Services	SOFR + 5.50% (0.75% floor)	9.78%	12/23/2030	9,794	9,745	9,745	4.8%
Periscope Cybermaxx Buyer, Inc—Delayed Draw Term Loan (4)	Software & Services	SOFR + 5.50% (1.00% floor)	9.86%	11/5/2029	32	17	1	0.0%
Periscope Cybermaxx Buyer, Inc—Revolving Credit Line (4)	Software & Services	SOFR + 5.50% (1.00% floor)	9.86%	11/5/2029	—	(10)	(10)	0.0%
Periscope Cybermaxx Buyer, Inc—Term Loan	Software & Services	SOFR + 5.50% (1.00% floor)	9.86%	11/5/2029	7,565	7,454	7,452	3.7%
Petvet Care Centers, LLC—Delayed Draw Term Loan (4)	Health Care Equipment & Services	SOFR + 6.00% (0.75% floor)	10.36%	11/15/2030	—	(13)	(31)	0.0%
Petvet Care Centers, LLC—Revolving Credit Line (4)	Health Care Equipment & Services	SOFR + 6.00% (0.75% floor)	10.36%	11/15/2030	—	(31)	(31)	0.0%
Petvet Care Centers, LLC—Term Loan	Health Care Equipment & Services	SOFR + 6.00% (0.75% floor)	10.36%	11/15/2030	13,424	13,189	13,189	6.6%
Priority Holdings, LLC—Term Loan (14)	Financial Services	SOFR + 4.75% (0.50% floor)	9.11%	5/16/2031	8,383	8,369	8,383	4.2%
Rails International, LLC—Revolving Credit Line (4)	Consumer Durables & Apparel	SOFR + 6.25% (2.00% floor)	10.62%	12/20/2029	—	(47)	(47)	0.0%
Rails International, LLC—Term Loan	Consumer Durables & Apparel	SOFR + 6.25% (2.00% floor)	10.62%	12/20/2029	13,039	12,779	12,778	6.3%
Restaurant Holding Company, LLC—Delayed Draw Term Loan (4)(7)	Consumer Services	SOFR + 6.25% (1.00% floor)	10.72%	2/25/2028	—	(1)	—	0.0%
Restaurant Holding Company, LLC—Term Loan (7)(14)	Consumer Services	SOFR + 6.25% (1.00% floor)	10.72%	2/25/2028	2,033	2,025	2,033	1.0%
Rialto Management Group, LLC—Revolving Credit Line (4)	Financial Services	SOFR + 5.00% (0.75% floor)	9.53%	12/5/2030	—	(7)	(7)	0.0%

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS (CONTINUED)
(amounts in thousands, except per share data)
December 31, 2024

Portfolio Company (3)(6)(9)	Industry	Spread Above Index	Interest Rate	Maturity Date	Principal/ Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Rialto Management Group, LLC—Term Loan	Financial Services	SOFR + 5.00% (0.75% floor)	9.53%	12/5/2030	19,333	19,140	19,140	9.5%
Salt US Holdco, LLC—Delayed Draw Term Loan (4)	Transportation	SOFR + 5.73% (1.00% floor)	10.06%	7/31/2029	48	46	41	0.0%
Salt US Holdco, LLC—Term Loan (14)	Transportation	SOFR + 5.73% (1.00% floor)	10.08%	7/31/2029	1,999	1,980	1,979	1.0%
Seatex Merger Sub, LLC—Delayed Draw Term Loan (4)	Capital Goods	SOFR + 5.75% (1.00% floor)	10.38%	10/22/2029	—	(21)	(43)	0.0%
Seatex Merger Sub, LLC—Revolving Credit Line (4)	Capital Goods	SOFR + 5.75% (1.00% floor)	10.34%	10/22/2029	285	265	264	0.1%
Seatex Merger Sub, LLC—Term Loan	Capital Goods	SOFR + 5.75% (1.00% floor)	10.38%	10/22/2029	7,844	7,729	7,727	3.8%
Select Rehabilitation, LLC—Term Loan (14)(19)	Health Care Equipment & Services	SOFR + 8.50% (1.00% floor)	12.96%	10/19/2027	1,918	1,918	1,483	0.7%
Senior Support Holdings (Franchise) Acquisition, Inc.—Delayed Draw Loan (4)	Health Care Equipment & Services	SOFR + 5.25% (1.00% floor)	9.60%	3/20/2030	—	(13)	—	0.0%
Senior Support Holdings (Franchise) Acquisition, Inc.—Term Loan (14)	Health Care Equipment & Services	SOFR + 5.25% (1.00% floor)	9.60%	3/20/2030	3,519	3,456	3,519	1.7%
Solidcore Topco, LLC—Delayed Draw Term Loan (4)	Consumer Services	SOFR + 5.75% (1.50% floor)	10.31%	11/4/2030	—	(32)	(19)	0.0%
Solidcore Topco, LLC—Revolving Credit Line (4)	Consumer Services	SOFR + 5.75% (1.50% floor)	10.31%	11/4/2030	—	(32)	(10)	0.0%
Solidcore Topco, LLC—Term Loan	Consumer Services	SOFR + 5.75% (1.50% floor)	10.31%	11/4/2030	16,219	15,901	16,122	8.0%
Spartan CP, LLC—Delayed Draw Term Loan (4)	Consumer Services	SOFR + 5.75% (1.00% floor)	10.11%	6/28/2029	1,110	1,085	1,110	0.6%
Spartan CP, LLC—Revolving Credit Line (4)	Consumer Services	SOFR + 5.75% (1.00% floor)	10.11%	6/28/2029	—	(7)	—	0.0%
Spartan CP, LLC—Term Loan (14)	Consumer Services	SOFR + 5.75% (1.00% floor)	10.11%	6/28/2029	4,531	4,447	4,531	2.3%
Splash Car Wash, Inc—Delayed Draw Term Loan (4)(7)	Consumer Discretionary Distribution & Retail	SOFR + 6.50% (1.00% floor) + 1.00% PIK	12.26%	6/30/2026	12	11	12	0.0%
Splash Car Wash, Inc—Revolving Credit Line (7)	Consumer Discretionary Distribution & Retail	SOFR + 6.50% (1.00% floor) + 1.00% PIK	12.14%	6/30/2026	14	14	14	0.0%
Splash Car Wash, Inc—Term Loan (7)(14)	Consumer Discretionary Distribution & Retail	SOFR + 6.50% (1.00% floor) + 1.00% PIK	12.09%	6/30/2026	328	324	328	0.2%
Sportime Clubs, LLC—Delayed Draw Term Loan A (4)	Consumer Services	SOFR + 6.50% (1.00% floor)	10.86%	10/17/2029	—	(69)	(72)	0.0%
Sportime Clubs, LLC—Delayed Draw Term Loan B (4)(18)	Consumer Services	FIXED 18.00%	18.00%	10/17/2029	54	54	—	0.0%
Sportime Clubs, LLC—Revolving Credit Line (4)	Consumer Services	SOFR + 6.50% (1.00% floor)	10.86%	10/17/2029	—	(6)	(6)	0.0%
Sportime Clubs, LLC—Term Loan A	Consumer Services	SOFR + 6.50% (1.00% floor)	10.86%	10/17/2029	6,845	6,712	6,708	3.3%
Sportime Clubs, LLC—Term Loan B	Consumer Services	FIXED 18.00%	18.00%	10/17/2029	1,443	1,400	1,401	0.7%

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS (CONTINUED)
(amounts in thousands, except per share data)
December 31, 2024

Portfolio Company (3)(6)(9)	Industry	Spread Above Index	Interest Rate	Maturity Date	Principal/ Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Total Fleet Buyer, LLC—Revolving Credit Line (4)	Commercial & Professional Services	SOFR + 4.50% (1.00% floor)	8.95%	7/15/2030	—	(19)	—	0.0%
Total Fleet Buyer, LLC—Term Loan (14)	Commercial & Professional Services	SOFR + 4.50% (1.00% floor)	8.95%	7/15/2030	5,662	5,568	5,662	2.8%
WildBrain Ltd.—Revolving Credit Line (1)(4)	Media & Entertainment	SOFR + 6.00% (1.00% floor)	10.64%	7/23/2029	285	251	285	0.1%
WildBrain Ltd.—Term Loan (1)(14)	Media & Entertainment	SOFR + 6.00% (1.00% floor)	10.63%	7/23/2029	17,750	17,415	17,750	8.8%
XDimensional Technologies, Inc.—Delayed Draw Term Loan (7)	Software & Services	SOFR + 5.00% (2.00% floor) + 3.00% PIK	12.46%	12/24/2025	12	12	12	0.0%
XDimensional Technologies, Inc.—Revolving Credit Line (4)(7)	Software & Services	SOFR + 7.50% (2.00% floor)	12.46%	12/24/2025	—	(1)	(2)	0.0%
XDimensional Technologies, Inc.—Term Loan (7)	Software & Services	SOFR + 5.00% (2.00% floor) + 3.00% PIK	12.46%	12/24/2025	880	871	846	0.4%

Total First Lien Senior Secured					398,214	391,776	393,203	195.3%

Total Debt Investments					$398,214	$391,776	$393,203	195.3%

Equity Investments				Acquisition Date
Private Companies
Armanio Advisory LLC—Class A Units (8)(10)	Commercial & Professional Services	NA		10/18/2024	384	$385	$392	0.2%
CyberMaxx Holdings, LLC—Class A Common Units (11)	Software & Services	NA		11/4/2024	90,374	—	—	0.0%
CyberMaxx Holdings, LLC—Class A-1 Preferred Units (11)	Software & Services	NA		11/4/2024	344	344	347	0.2%
iCreditWorks Inc.—Series D Preferred Stock (13)	Software & Services	FIXED 10.00% + 7.50% PIK	0.00%	12/27/2024	5,000,000	4,900	4,900	2.4%
Senior Support Holdings, LP—Class A-1 Units (8)(12)	Health Care Equipment & Services	NA		3/20/2024	338	338	369	0.2%
Senior Support Holdings, LP—Class B Units (8)(12)	Health Care Equipment & Services	NA		3/20/2024	338	—	57	0.0%

Total Private Companies						5,967	6,065	3.0%

Total Equity Investments						$5,967	$6,065	3.0%

Warrants (13)
iCreditWorks Inc.	Software & Services	NA		12/27/2024	11,372	—	—	0.0%

Total Warrants						—	—	0.0%

Total Investments						$397,743	$399,268	198.3%

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS (CONTINUED)
(amounts in thousands, except per share data)
December 31, 2024

Portfolio Company (3)(6)(9)	Industry	Spread Above Index	Interest Rate	Maturity Date	Principal/ Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Cash Equivalents
First American Government Obligations Fund—X Class (16)	Cash Equivalents	NA	5.05%		9,471	9,471	9,471	4.7%

Cash Equivalents Total						9,471	9,471	4.7%

Investments and Cash Equivalents Total						$407,214	$408,739	203.0%

Other Assets in Excess of Liabilities (17)							$(207,469)	(103.0)%

Net Assets							$201,270	100.0%

(1)
The investment is not a qualifying asset, under Section 55(a) of the Investment Company Act of 1940. The Fund may not acquire any non-qualifying
asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Fund’s total assets. As of December 31, 2024, 21.53% of the Fund’s total assets are represented by investments at fair value that are considered non-qualifying
assets.

(2)	Percentages are based on net assets as of December 31, 2024.
(3)
The fair value of investments with respect to securities for which market quotations are not readily available are valued using significant unobservable inputs (See Note 3 – Fair Value of Financial Instruments).

(4)
For investments in revolving credit facilities and delayed draw commitments, the cost basis of the funded investments purchased is offset by any costs/netbacks received for any unfunded portion on the total balance committed. The fair value is also adjusted for the price appreciation or depreciation on the unfunded portion. As a result, the purchase of commitments not completely funded may result in a negative fair value until the commitments are called and funded. Please refer to Note 5 – Commitments and Contingencies for details of these unfunded commitments.

(5)
The majority of the investments bear interest at a rate that may be determined by reference to Secured Overnight Financing Rate (“SOFR”) and which reset monthly, quarterly, semiannually, or annually. For each, the Fund has provided the spread over the reference rate and the current interest rate in effect at the reporting date. As of December 31, 2024, the reference rates for the Fund’s variable rate loans were the 1 month SOFR at 4.33%, the 3 month SOFR at 4.31%, and the 6 month SOFR at 4.25%. Certain investments are subject to an interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

(6)	All investments domiciled in the United States unless otherwise noted.
(7)
Positions that have a SOFR reference rate, from time to time have an additional spread adjustment. This spread adjustment ranges from 0.00% – 0.26% depending on the contractual arrangement. These spread adjustments have been included in the all-in
rate shown.

(8)	Investment is held by AMG Comvest Senior Lending Blocker MF SPV, LLC, a wholly-owned subsidiary of AMG Comvest Senior Lending Fund.
(9)
The Fund updated certain descriptions of its portfolio companies presented in the consolidated financial statements as of December 31, 2024, to align with the legal issuer name, where applicable. These updates had no impact on the Consolidated Statements of Assets and Liabilities as of December 31, 2024.

(10)
This security is restricted and not available to resale. On October 18, 2023, the Fund purchased Armanino Advisory LLC – Delayed Draw Term Loan, Armanino Advisory LLC – Revolving Credit Line and Armanino Advisory LLC – Term Loan. These investments are offered by the same issuer as the Private Companies and are not restricted to resale.

(11)
This security is restricted and not available to resale. On November 4, 2024, the Fund purchased Periscope Cybermaxx Buyer, Inc – Delayed Draw Term Loan, Periscope Cybermaxx Buyer, Inc – Revolving Credit Line and Periscope Cybermaxx Buyer, Inc –Term Loan. These investments are offered by the same issuer as the Private Companies and are not restricted to resale.

AMG COMVEST SENIOR LENDING FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS (CONTINUED)
(amounts in thousands, except per share data)
December 31, 2024

(12)
This security is restricted and not available to resale. On March 20, 2024, the Fund purchased Senior Support Holdings (Franchise) Acquisition, Inc. – Delayed Draw Loan and Senior Support Holdings (Franchise) Acquisition, Inc. – Term Loan. These investments are offered by the same issuer as the Private Companies and are not restricted to resale.

(13)	This security is restricted and not available to resale.
(14)	Investment held in AMG Comvest Senior Lending Fund LLI SPV, LLC as collateral for the Secured Loan Facility. Please refer to Note 6.
(15)	Investment subject to the Participation Agreement and acts as collateral for the secured borrowing. Please refer to Note 6.
(16)	A copy of the security’s annual report to shareholders may be obtained without charge on the SEC’s website (http://www.sec.gov).
(17)	Included in the total is an amount of $2,431 held for collateral to meet requirements associated with the Secured Loan Facility.
(18)	Fair value of investment is less than $500.
(19)	Investment is on non-accrual status.
PIK—Payment-in-kind
The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2024:

Industry (1)	Investments and Cash Equivalents at Fair Value	Percentage of Fair Value
Capital Goods	$79,839	19.5%
Health Care Equipment & Services	78,221	19.1%
Financial Services	50,034	12.2%
Consumer Services	49,887	12.2%
Insurance	28,072	6.9%
Consumer Staples Distribution & Retail	27,590	6.8%
Software & Services	26,803	6.6%
Media & Entertainment	19,228	4.7%
Commercial & Professional Services	19,131	4.7%
Consumer Durables & Apparel	12,731	3.1%
Cash Equivalents	9,471	2.3%
Transportation	5,121	1.3%
Telecommunication Services	1,781	0.4%
Technology Hardware & Equipment	476	0.1%
Consumer Discretionary Distribution & Retail	354	0.1%

	$408,739	100.0%

(1)
The Fund reclassified certain industry groupings of its portfolio companies presented in the consolidated financial statements as of December 31, 2024 to align with Global Industry Classification Standards (“GICS”), where applicable. These reclassifications had no impact on the Consolidated Statement of Assets and Liabilities as of December 31, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

AMG COMVEST SENIOR LENDING FUND
SCHEDULE OF INVESTMENTS
(amounts in thousands, except for shares and units)
December 31, 2023

Portfolio Company (1)(3)(6)(8)	Industry	Spread Above Index	Interest Rate	Maturity Date	Principal/ Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Debt Investments
First Lien Senior Secured (5)
Baker Hill—Revolving Credit Line (4)	Software & Services	SOFR + 7.00% (1.00% floor)	12.35%	7/19/2028	$—	$(3)	$(3)	—%
Baker Hill—Term Loan A	Software & Services	SOFR + 7.00% (1.00% floor)	12.35%	7/19/2028	1,063	1,037	1,037	3.8%
Batteries Plus Holding Corporation—Revolving Credit Line (4)(7)	Consumer Services	SOFR + 6.75% (1.00% floor)	12.21%	6/27/2028	—	(1)	—	—%
Batteries Plus Holding Corporation—Term Loan A (7)	Consumer Services	SOFR + 6.75% (1.00% floor)	12.21%	6/27/2028	481	476	479	1.7%
BKH—Delayed Draw Term Loan (4)(7)	Consumer Services	SOFR + 6.50% (1.00% floor)	11.97%	2/25/2028	—	(1)	—	—%
BKH—Term Loan (7)	Consumer Services	SOFR + 6.50% (1.00% floor)	11.97%	2/25/2028	2,096	2,086	2,093	7.6%
Bradford Health Services—Delayed Draw Loan (7)	Health Care Providers & Services	SOFR + 6.00% (1.00% floor)	11.48%	10/27/2028	734	730	734	2.7%
Bradford Health Services—Term Loan (7)	Health Care Providers & Services	SOFR + 6.00% (1.00% floor)	11.48%	10/27/2028	1,272	1,263	1,272	4.6%
Cardiovascular Logistics—Delayed Draw Term Loan A (7)	Health Care Providers & Services	SOFR + 6.25% (1.00% floor)	11.73%	1/31/2029	495	484	487	1.8%
Cardiovascular Logistics—Delayed Draw Term Loan B (4)(7)	Health Care Providers & Services	SOFR + 6.25% (1.00% floor)	11.73%	1/31/2029	16	7	9	—%
Cardiovascular Logistics—Term Loan (7)	Health Care Providers & Services	SOFR + 6.25% (1.00% floor)	11.73%	1/31/2029	701	686	690	2.5%
CheckedUp—Delayed Draw Term Loan (4)(7)	Technology Hardware & Equipment	SOFR + 5.25% (1.00% floor)	10.71%	10/20/2027	127	125	127	0.5%
CheckedUp—Revolving Credit Line (4)(7)	Technology Hardware & Equipment	SOFR + 5.25% (1.00% floor)	10.71%	10/20/2027	158	157	158	0.6%
CheckedUp—Term Loan (7)	Technology Hardware & Equipment	SOFR + 5.25% (1.00% floor)	10.71%	10/20/2027	884	879	884	3.2%
Firebirds—Delayed Draw Term Loan (4)(7)	Consumer Services	SOFR + 6.25% (2.00% floor)	11.73%	3/22/2028	—	—	—	—%
Firebirds—Revolving Credit Line (4)(7)	Consumer Services	SOFR + 6.25% (2.00% floor)	11.73%	3/22/2028	19	19	19	0.1%
Firebirds—Term Loan (7)	Consumer Services	SOFR + 6.25% (2.00% floor)	11.73%	3/22/2028	623	617	617	2.2%
Hasa—Delayed Draw Loan (4)(7)	Capital Goods	SOFR + 5.75% (1.00% floor)	11.23%	1/10/2029	—	(3)	(2)	—%
Hasa—Revolving Credit Line (4)(7)	Capital Goods	SOFR + 5.75% (1.00% floor)	11.23%	1/10/2029	18	15	16	0.1%
Hasa—Term Loan (7)	Capital Goods	SOFR + 5.75% (1.00% floor)	11.23%	1/10/2029	1,414	1,383	1,397	5.1%
Kemper Sports Management—Delayed Draw Loan (4)(7)	Consumer Services	SOFR + 6.50% (1.00% floor)	11.98%	1/12/2028	444	440	441	1.6%

AMG COMVEST SENIOR LENDING FUND
SCHEDULE OF INVESTMENTS (CONTINUED)
(amounts in thousands, except for shares and units)
December 31, 2023

Portfolio Company (1)(3)(6)(8)	Industry	Spread Above Index	Interest Rate	Maturity Date	Principal/ Shares	Amortized Cost	Fair Value	Percentage of Net Assets (2)
Kemper Sports Management—Revolving Credit Line (4)(7)	Consumer Services	SOFR + 6.50% (1.00% floor)	11.98%	1/12/2028	—	(1)	(1)	—%
Kemper Sports Management—Term Loan (7)	Consumer Services	SOFR + 6.50% (1.00% floor)	11.98%	1/12/2028	1,832	1,817	1,819	6.6%
National Debt Relief—Delayed Draw Loan (7)	Diversified Financials	SOFR + 6.00% (1.50% floor)	11.47%	2/24/2027	598	592	590	2.1%
National Debt Relief—Revolving Credit Line (4)(7)	Diversified Financials	SOFR + 6.00% (1.50% floor)	11.47%	2/24/2027	—	(1)	(2)	—%
National Debt Relief—Term Loan (7)	Diversified Financials	SOFR + 6.00% (1.50% floor)	11.47%	2/24/2027	718	711	708	2.6%
Ojos Locos 3—Delayed Draw Loan	Consumer Services	SOFR + 6.00% (1.00% floor)	11.59%	8/31/2026	333	326	330	1.2%
Ojos Locos 3—Revolving Credit Line (4)(7)	Consumer Services	SOFR + 6.00% (1.00% floor)	11.59%	8/31/2026	—	(2)	(1)	—%
Ojos Locos 3—Term Loan (4)(7)	Consumer Services	SOFR + 6.00% (1.00% floor)	11.42%	8/31/2026	1,135	1,127	1,131	4.1%
Planet DDS—Delayed Draw Loan (4)(7)	Health Care Technology	SOFR + 7.50% (0.75% floor)	12.91%	7/18/2028	24	23	23	0.1%
Planet DDS—Term Loan (7)	Health Care Technology	SOFR + 7.50% (0.75% floor)	12.91%	7/18/2028	229	223	224	0.8%
Select Rehabilitation—Term Loan (7)	Health Care Providers & Services	SOFR + 8.50% (1.00% floor)	13.85%	10/19/2027	1,938	1,936	1,853	6.7%
Splash Car Wash—Delayed Draw Term Loan A (4)	Consumer Services	SOFR + 6.50% (1.00% floor) + 1.00% PIK	12.83%	6/30/2026	—	(1)	(1)	—%
Splash Car Wash—Term Loan A	Consumer Services	SOFR + 6.50% (1.00% floor) + 1.00% PIK	12.83%	6/30/2026	327	322	321	1.2%
Splash Car Wash—Revolving Credit Line (4)	Consumer Services	SOFR + 6.50% (1.00% floor) + 1.00% PIK	12.83%	6/30/2026	—	—	—	—%
XDimensional Technologies—Delayed Draw Term Loan A (4)(7)	Software & Services	SOFR + 4.00% (2.00% floor) + 4.00% PIK	9.46%	12/24/2025	—	(2)	(2)	—%
XDimensional Technologies—Revolving Credit Line (4)(7)	Software & Services	SOFR + 4.00% (2.00% floor) + 4.00% PIK	9.46%	12/24/2025	—	(1)	(1)	—%
XDimensional Technologies—Term Loan A	Software & Services	SOFR + 4.00% (2.00% floor) + 4.00% PIK	9.46%	12/24/2025	849	833	835	3.0%

Total First Lien Senior Secured					18,528	18,298	18,281	66.5%

Total Debt Investments					18,528	18,298	18,281	66.5%

Total Investments						$18,298	18,281	66.5%

Other Assets in Excess of Liabilities							9,232	33.5%

Net Assets							$27,513	100.0%

(1)
All investments in the Fund are considered Qualifying assets, under Section 55(a) of the Investment Company Act of 1940. The Fund may not acquire any non-qualifying
asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Fund’s total assets. As of December 31, 2023, there were no investments held by the Fund that are considered non-qualifying
assets.

(2)	Percentages are based on net assets as of December 31, 2023.

AMG COMVEST SENIOR LENDING FUND
SCHEDULE OF INVESTMENTS (CONTINUED)
(amounts in thousands, except for shares and units)
December 31, 2023

(3)
The fair value of investments with respect to securities for which market quotations are not readily available are valued using significant unobservable inputs (See Note 3 – Fair Value of Financial Instruments).

(4)
For investments in revolving credit facilities and delayed draw commitments, the cost basis of the funded investments purchased is offset by any costs/netbacks received for any unfunded portion on the total balance committed. The fair value is also adjusted for the price appreciation or depreciation on the unfunded portion. As a result, the purchase of commitments not completely funded may result in a negative fair value until the commitments are called and funded. Please refer to Note 5 – Commitments and Contingencies for details of these unfunded commitments.

(5)
The majority of the investments bear interest at a rate that may be determined by reference to Secured Overnight Financing Rate (“SOFR”) and which reset monthly, quarterly, semiannually, or annually. For each, the Fund has provided the spread over the reference rate and the current interest rate in effect at the reporting date. Certain investments are subject to an interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

(6)	All investments domiciled in the United States unless otherwise noted.
(7)
Positions that have a SOFR reference rate, from time to time have an additional spread adjustment. This spread adjustment ranges from 0.00% – 0.26% depending on the contractual arrangement. These spread adjustments have been included in the all-in
rate shown.

PIK—Payment-in-kind
The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2023:

Industry	Investments at Fair Value	Percentage of Total Portfolio
Consumer Services	$7,247	39.6%
Health Care Providers & Services	5,045	27.6
Software & Services	1,866	10.2
Capital Goods	1,411	7.7
Diversified Financials	1,296	7.1
Technology Hardware & Equipment	1,169	6.4
Health Care Technology	247	1.4

	$18,281	100.0%

The accompanying notes are an integral part of these consolidated financial statements.

AMG Comvest Senior Lending Fund
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages, and as otherwise indicated)
December 31, 2024
Note 1-Organization and Business Purpose
Organization
AMG Comvest Senior Lending Fund (the “Fund”) is a Delaware statutory trust. The Fund was formed as a limited partnership on June 28, 2023, under the laws of the State of Delaware. The Fund was initially formed with the name Comvest Credit Partners BDC Fund, L.P., which changed to AMG Comvest Senior Lending Fund on October 23, 2023. The Fund is a diversified, closed-end
management investment company that, on October 24, 2023, elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Prior to October 25, 2023, the Fund was treated as a partnership for tax purposes.
The Fund is managed by Comvest Credit Managers, LLC (the “Adviser”), a Delaware limited liability company. The Adviser is an affiliate of Comvest Capital Advisors LLC and Comvest Credit Advisors LLC (collectively, “Comvest Partners”) and Affiliated Managers Group (“AMG”). The Adviser is registered as an investment adviser with the Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended.
The Fund commenced operations on September 29, 2023 (“Inception Date”) and commenced investment operations on October 18, 2023.
On March 11, 2024, the Fund established AMG Comvest Senior Lending Blocker MF SPV, LLC (“Subsidiary I”), a wholly-owned subsidiary and Delaware limited liability company to hold equity securities of portfolio companies organized as a pass-through entity while continuing to satisfy the requirements of a RIC under the Code. Subsidiary I has filed an election to be treated as a corporation for tax purposes.
On April 15, 2024, the Fund established AMG Comvest Senior Lending Fund LLI SPV, LLC (“Subsidiary II”), a wholly-owned financing subsidiary and Delaware limited liability company, for the purpose of holding pledged investments as collateral under a Secured Loan Facility (as defined below). Subsidiary II is a disregarded tax entity for tax purposes.
On May 30, 2024, the Fund established AMG Comvest SLF California, LLC (“Subsidiary III”, collectively with Subsidiary I and Subsidiary II, the “Subsidiaries”), a wholly-owned subsidiary and Delaware limited liability company, which has been established to acquire investments in the State of California, as required by California law. Subsidiary III is a disregarded tax entity for tax purposes.
On December 13, 2024, the Fund received a notice of effectiveness related to the Fund’s
N-2
Registration Statement, on the basis of which the Fund will publicly offer on a continuous basis up to $2.0 billion of common shares of the Fund pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (the “Public Offering”). The Fund has established Class I shares, Class S shares, Class F shares, or Class D shares. Currently, the Fund offers only Class I shares. Prior to December 13, 2024, the Fund previously offered its common shares pursuant to the terms set forth in the Fund’s Confidential Private Placement Memorandum and subscription agreements that it entered into with investors in connection with its private offering of common shares (the “Private Offering”). The common shares in the Private Offering were sold under the exemption provided by Section 4(a)(2) of the Securities Act, only to investors that are “accredited investors” in accordance with Rule 506 of Regulation D promulgated under the Securities Act, and other exemptions of similar import in the laws of the states and jurisdictions where the Private Offering was made. All common shares issued under the Private Offering are now classified as Class I shares.

Business Purpose
The Fund’s investment objective is to generate current income and capital appreciation. The Fund’s primary focus is to provide risk-adjusted returns and current income to investors by investing primarily in middle-market companies with earnings before interest, taxes, depreciation, and amortization (EBITDA) generally between $10 million and $100 million within a wide range of industries, although the Fund intends to focus on industries in which the Adviser and its affiliates have investing experience and access to operating resources, including but not limited to healthcare, financial services, business & technology services, industrials, consumer products, and franchisors/retail.
Note 2-Summary of Significant Accounting Policies
Basis of Presentation
The Fund’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Subsidiaries. The Fund is an investment company and accordingly applies specific accounting and financial reporting requirements under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946,
Financial Services—Investments Companies.
All intercompany balances and transactions between the Fund and the Subsidiaries have been eliminated.
The Fund reclassified certain industry groupings of its portfolio companies presented in the accompanying consolidated financial statements as of December 31, 2024, to align with the recently updated Global Industry Classification Standards (“GICS”), where applicable. These reclassifications had no impact on the Consolidated Statements of Assets and Liabilities as of December 31, 2024.
The Fund updated certain descriptions of its portfolio companies presented in the consolidated financial statements as of December 31, 2024, to align with the legal issuer name, where applicable. These updates had no impact on the Consolidated Statements of Assets and Liabilities as of December 31, 2024.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in these consolidated financial statements. Actual results could differ from those estimates.
Valuation of Portfolio Investments
The Adviser applies fair value accounting in accordance with GAAP and valuation policies and procedures (the “Valuation Policy”) adopted by the Fund’s Board of Trustees (the “Board”). Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are reflected on the Fund’s Consolidated Statements of Assets and Liabilities at fair value, with changes in unrealized gains and losses resulting from changes in fair value reflected in the Fund’s Consolidated Statements of Operations as “Net change in unrealized gains (losses) of investments”.
The Adviser values the Fund’s portfolio investments in accordance with the Valuation Policy and the 1940 Act. For purposes of the 1940 Act, the Board has designated the Adviser as the Fund’s Valuation Designee under Rule
2a-5
under the 1940 Act (the “Valuation Designee”). During the year ended December 31, 2024, the Board provided oversight of the Adviser’s fair value determinations of the Fund’s portfolio investments on a quarterly basis in good faith, including investments that were not publicly traded and those whose market prices were not readily available. Commencing in the calendar year 2025, fair value determinations of the Fund’s portfolio investments made by the Adviser will be on a monthly basis.

One or more independent valuation firms (each a “Valuation Agent”) are engaged to independently value the Fund’s investments, in consultation with the Adviser. The Fund’s valuation procedures, which are the procedures that are followed by such Valuation Agent are set forth in more detail below:

1)	Investments for which market quotations are readily available on an exchange are valued at such market quotations based on the closing price indicated from independent pricing services.

2)
Investments for which indicative prices are obtained from various pricing services and/or brokers or dealers are valued through a multi-step valuation process, as described below, to determine whether the quote(s) obtained is representative of fair value in accordance with GAAP.

a)
Bond quotes are obtained through independent pricing services. Internal reviews are performed by the personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser, and/or the Adviser to ensure that the quote obtained is representative of fair value in accordance with GAAP and if so, the quote is used. In the event the Adviser, with the assistance of the Valuation Agent, determines that the bonds quotes are not readily available or otherwise not determinable pursuant to the Fund’s valuation procedures, or not reliable, the investment is valued similarly to those assets with no readily available quotes (see (3) below); and

b)
For investments other than bonds, the personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser, and/or the Adviser, look at the number of quotes readily available and perform the following:

i)
Investments for which two or more quotes are received from a pricing service are valued using the mean of the mean of the bid and ask of the quotes obtained. If quotes from pricing services differ by +/- five points or if the spread between the bid and ask for a quote is greater than 10 points, the personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser, will evaluate the reasonableness of the quote, and if the quote is determined to not be representative of fair value, the personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser, will use one or more of the methodologies outlined below to determine fair value;

ii)
Investments for which one quote is received from a pricing service are validated by the Valuation Agent, in consultation with the investment professionals of the Adviser, and/or the Adviser. The personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser, and/or the Adviser, analyze the market quotes obtained using an array of valuation methods (further described below) to validate the fair value. For assets where a supporting analysis is prepared, the Valuation Agent will document the selection and appropriateness of the indices selected for yield comparison and a conclusion documenting how the yield comparison analysis supports the proposed mark. The quarterly portfolio company monitoring reports which detail the qualitative and quantitative performance of the portfolio company will also be included. If the Valuation Agent, in consultation with the investment professionals of the Adviser, and/or the Adviser, are unable to sufficiently validate the quote internally and if the investment’s par value exceeds a certain materiality threshold, the investment is valued similarly to those assets with no readily available quotes (see (3) below).

3)	Investments for which quotations are not readily available through exchanges, pricing services, brokers, or dealers are valued through a multi-step valuation process:

a)	Each portfolio company or investment is initially valued by the personnel of the Valuation Agent, in consultation with the investment professionals of the Adviser;

b)
The Valuation Agent undertakes a comprehensive valuation analysis, which includes an enterprise and/or collateral valuation, and subsequently a fundamental credit analysis and valuation with respect to both credit quality and market factors, for each of the portfolio companies or investments and provides a range of values on such investments to the Adviser. The Valuation Agent also provides analyses to support its valuation methodology and calculations;

c)	The Adviser then reviews each valuation recommendation to confirm they have been calculated in accordance with the Valuation Policy;

d)
The Adviser determines the fair value of each investment in the portfolio in good faith based on the input of the Adviser’s valuation team and, where applicable, the Valuation Agent or other external service providers; and

e)
The Board provides oversight of the valuation process in accordance with Rule
2a-5,
which includes a review of the quarterly reports prepared by the Adviser or the Valuation Agent and the fair valuation determinations made by the Adviser.

For investments in revolving credit facilities and delayed draw commitments, the cost basis of the funded investments purchased is offset by any costs/netbacks received for any unfunded portion on the total balance committed. The fair value is also adjusted for the price appreciation or depreciation on the unfunded portion. As a result, the purchase of commitments not completely funded may result in a negative fair value until it is called and funded.
The values assigned to investments are based upon available information and do not necessarily represent amounts which might ultimately be realized, since such amounts depend on future circumstances and cannot be reasonably determined until the individual positions are liquidated. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s investments may fluctuate from period to period and the fluctuations could be material.
Investment Classification
The Fund classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control” is defined as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. In addition, in accordance with Section 2(a)(9) of the 1940 Act, any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25% of the voting securities of any company shall be presumed not to control such company. Any person who does not so own more than 25% of the voting securities of any company and/or does not have the power to exercise control over the management or policies of such portfolio company shall be presumed not to control such company. Consistent with the 1940 Act, “Affiliated Investments” are defined as those investments in companies in which the Fund owns 5% or more of the voting securities. Consistent with the 1940 Act,
“Non-affiliated
Investments” are defined as investments that are neither Control investments nor Affiliated Investments. As of December 31, 2024 and December 31, 2023, the Fund did not “control” and was not an “affiliated person” of any of its portfolio companies, each as defined in the 1940 Act.
Security Transactions
Security transactions are accounted for on a trade date basis.
Cash and Cash Equivalents
Cash and cash equivalents include cash held in banks and short-term, liquid investments in a money market account. Such cash and cash equivalents, at times, may exceed federally insured limits. Cash and cash equivalents are carried at cost which approximates fair value. Certain cash amounts are held in a segregated account to collateralize outstanding borrowings under the secured loan facility, and are subject to restrictions of use.

The Fund considers all highly liquid investments that can be converted to cash, or having a maturity date, within three months, when acquired, to be cash equivalents. As of December 31, 2024 and 2023, the Fund held cash equivalents in the form of money market fund shares held in First American Government Obligations Fund, X Class. The fair value of cash and cash equivalents as of December 31, 2024 and 2023 were $20,393 and $8,511, respectively, representing 10.1% and 30.9%, respectively, of the Fund’s net assets. Cash equivalents in the form of money market fund shares are valued at their reported net asset value (generally $1 per share) on the measurement date, and are categorized within Level 1 of the fair value hierarchy under ASC Topic 820, Fair Value Measurements and Disclosure (“ASC 820”), as inputs in the valuation are observable.
Organizational Expenses and Offering Costs
The Fund bore the organizational expenses and will bear offering costs incurred in connection with its formation of and the offering of its common shares of beneficial interest, including the out-of-pocket
expenses of the Adviser and its agents and affiliates. Additionally, the Fund bore the organizational expenses and offering costs incurred in connection with the formation of AMG Comvest Senior Lending Feeder Fund LLC (“Feeder Fund I”) and AMG Comvest Senior Lending Feeder Fund II LLC (“Feeder Fund II”).
Organizational expenses are expensed as incurred, while offering costs are capitalized as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of investment operations or effectiveness of the Public Offering. As of December 31, 2024 and December 31, 2023, unamortized offering costs of $1,585 and $384, respectively, were deferred and are reflected in the Statements of Assets and Liabilities as part of prepaid expenses and other assets. For the year ended December 31, 2024 and for the period from September 29, 2023 (Inception Date) through December 31, 2023, the Fund expensed organizational and offering costs in the amount of $784 and $745, respectively.
Deferred Financing Costs
Financing costs incurred in connection with the Fund’s credit facilities are capitalized and amortized into expense using the straight-line method, which approximates the effective yield method over the life of the respective facility. See Note 6-Borrowings.
Revenue Recognition
Interest Income
Interest income, including amortization of premium and accretion of discount, is recorded on an accrual basis. Discount and premium on investments purchased are accreted/amortized over the expected life of the respective investment using the effective yield method. Loan origination fees, original issue discount (“OID”) and market discounts or premiums are capitalized and amortized into interest income using the effective interest method. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income. The Fund may have loans in its portfolio that contain a payment-in-kind
(“PIK”) interest provision. PIK interest is accrued and recorded as income at the contractual rates, if deemed collectible. The PIK interest is added to the principal balance on the capitalization date and is generally due at maturity or when deemed by the issuer.
Fee Income
Fee income, such as structuring fees, loan monitoring, amendment, syndication, commitment, termination, and other loan fees are recognized as income when earned, either upon receipt or amortized into fee income. Upon the re-payment
of a loan or debt security, any prepayment penalties and unamortized loan fees are recorded as fee income.

Non-accrual
Investments may be placed on
non-accrual
status when principal or interest payments are past due and/or when there is reasonable doubt that principal or interest will be collected. Accrued cash and PIK interest is generally reversed when an investment is placed on non-accrual
status. Interest payments received on
non-accrual
investments may be recognized as income or applied to principal depending upon management’s judgment of the ultimate outcome.
Non-accrual
investments are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current.
Net Realized Gain or Loss and Net Change in Unrealized Gain or Loss
Gain or loss on the sale of investments is calculated using the specific identification method. Net change in unrealized gain or loss will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gain or loss, when a gain or loss is realized.
Income Taxes
The Fund has elected to be treated for federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code and intends to operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify and be subject to tax as a RIC, among other things, the Fund is required to meet certain source of income and asset diversification requirements and timely distribute dividends for U.S. federal income tax purposes to its shareholders of an amount generally at least equal to 90% of its investment company taxable income, as defined by the Code and determined without regard to any deduction for dividends paid, for each tax year. The Fund intends to make the requisite distributions to its shareholders, which will generally relieve the Fund from U.S. federal income taxes with respect to all income distributed to its shareholders. The Fund evaluated tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are
“more-likely-than-not”
to be sustained by the applicable tax authority. Tax positions not deemed to meet the
“more-likely-than-not”
threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations and interpretations thereof.
Additionally, in order to avoid the imposition of a U.S. federal excise tax, the Fund is required to distribute, in respect of each calendar year, dividends to the Fund’s shareholders of an amount at least equal to the sum of 98% of the Fund’s calendar year net ordinary income (taking into account certain deferrals and elections); 98.2% of the Fund’s capital gain net income (adjusted for certain ordinary losses) for the one year period ending on October 31 of such calendar year; and any net ordinary income and capital gain net income for preceding calendar years that were not distributed during such calendar years and on which the Fund previously did not incur any U.S. federal income tax. If the Fund fails to qualify as a RIC for any reason and becomes subject to corporate tax, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution and the amount of the Fund’s distributions.
Subsidiary I filed an election with the Internal Revenue Service to be treated as a corporation for tax purposes and is subject to U.S. federal and state income taxes. The consolidated financial statements include Subsidiary I, for which a provision for corporate income taxes has been recorded. As of December 31, 2024 and for the year then ended, Subsidiary I recorded $25 as a deferred tax expense and deferred tax liability.
Deferred income tax is computed by applying the federal statutory income tax rate of 21% and estimated applicable state tax statutory rates (net of federal tax benefit) to unrealized gains/(losses) on investments before taxes for the year ended December 31, 2024.

Segment Reporting
In November 2023, the FASB issued ASU
No. 2023-07,
Segment Reporting (Topic 280), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments were effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. In accordance with ASC Topic 280, the Fund has determined that it has a single operating and reporting segment. As a result, the Fund’s segment accounting policies are the same as described herein and the Fund does not have any intra-segment sales and transfers of assets.
The Fund operates through a single operating and reporting segment with an investment objective to generate current income and capital appreciation primarily by investing in middle-market companies. The chief operating decision maker (the “CODM”) is comprised of the Fund’s chief executive officer, chief financial officer and chief accounting officer. The CODM assesses the performance and makes operating decisions for the Fund primarily based on the Fund’s change in net assets resulting from operations. In addition to other factors and metrics, the CODM utilizes the Fund’s net assets, total return, and ratios of net and gross expenses to average net assets as a key metric in reviewing the performance of the Fund. As the Fund’s operations comprise a single reporting segment, the segment assets are reflected on the accompanying Consolidated Statement of Assets and Liabilities as “Total Assets” and the significant segment expenses are listed on the Consolidated Statement of Operations.
Note 3-Fair Value of Financial Instruments
Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes and ranks the inputs to valuation techniques used in measuring investments at fair value. The hierarchy classifies the inputs used in measuring fair value into three levels as follows:

•	Level 1–Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

•
Level 2–Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

•
Level 3–Unobservable inputs that reflect the Fund’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the above hierarchy requires significant judgment and factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Fund evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter.
Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to the consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on the consolidated financial statements.

The following table presents fair value measurements of investments and cash equivalents, by major class, as of December 31, 2024, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Totals
First Lien Senior Secured	$—	$—	$393,203	$393,203
Equity	—	—	6,065	6,065
Warrants	—	—	—	—
Cash Equivalents	9,471	—	—	9,471

Total	$9,471	$—	$399,268	$408,739

The following table presents fair value measurements of investments, by major class, as of December 31, 2023, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Totals
First Lien Senior Secured	$—	$—	$18,281	$18,281

Total	$—	$—	$18,281	$18,281

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2024:

	First Lien Senior Secured	Equity	Total
Balance as of December 31, 2023	$18,281	$—	$18,281
Purchases and other adjustments to cost	379,276	5,966	385,242
Sales and repayments	(6,066)	—	(6,066)
Net change in unrealized gains (losses) on investments	1,443	99	1,542
Net accretion of discount on investments	269	—	269

Balance as of December 31, 2024	$393,203	$6,065	$399,268

Net change in unrealized gains (losses) for the period relating to those Level 3 assets that were still held by the Fund at the end of the period:	$1,443	$99	$1,542

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the period September 29, 2023 (Inception Date) through December 31, 2023:

	First Lien Senior Secured	Total
Balance as of September 29, 2023	$—	$—
Purchases and other adjustments to cost	18,338	18,338
Sales and repayments	(51)	(51)
Net realized gains	—	—
Net change in unrealized gains/(losses) on investments	(17)	(17)
Net accretion of discount on investments	11	11

Balance as of December 31, 2023	$18,281	$18,281

Net change in unrealized gains/(losses) for the period relating to those Level 3 assets that were still held by the Fund at the end of the period:	$(17)	$(17)
For the year ended December 31, 2024 and for the period ended December 31, 2023, there were no transfers between levels of the fair value hierarchy.
Significant Unobservable Inputs
The following table summarizes the significant unobservable inputs used to value Level 3 investments as of December 31, 2024. The table is not intended to be all-inclusive,
but instead identifies the significant unobservable inputs relevant to the determination of fair values.

				Selected Input Range
Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Minimum	Maximum	Weighted Average (a)	Impact to Valuation from an Increase in Input (b)
First Lien Senior Secured	$358,322	Discounted Cash Flow	Discount Rate	8.2%	20.3%	10.2%	Decrease
Equity	4,900	Discounted Cash Flow	Discount Rate	19.6%	19.6%	19.6%	Decrease
First Lien Senior Secured	1,483	Market Comparables	EBITDA Multiple	7.3x	8.3x	7.8x	Increase
Equity	818	Market Comparables	EBITDA Multiple	11.3x	15.8x	13.6x	Increase
Equity	347	Market Comparables	Revenue Multiple	3.3x	4.3x	3.8x	Increase
First Lien Senior Secured	33,398	Recent Transaction Price	Recent Transaction Price	N/A	N/A	N/A	Increase

Total	$399,268

(a)	Weighted averages are calculated based on fair value of investments.
(b)
Represents the directional change in the fair value of the Level 3 investments that could have resulted from an increase in the corresponding inputs as of a period end. A decrease to the unobservable input would have had the opposite effect. Significant changes in these inputs may have resulted in a significantly higher or lower fair value measurement at the period end.

The following table summarizes the significant unobservable inputs used to value Level 3 investments as of December 31, 2023. The table is not intended to be all-inclusive,
but instead identifies the significant unobservable inputs relevant to the determination of fair values.

				Selected Input Range
Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Minimum	Maximum	Weighted Average (a)	Impact to Valuation from an Increase in Input (b)
First Lien Senior Secured	$18,281	Discounted Cash Flow	Discount Rate	9.2%	16.4%	11.9%	Decrease

Total	$18,281

(a)	Weighted averages are calculated based on fair value of investments.
(b)
Represents the directional change in the fair value of the Level 3 investments that could have resulted from an increase in the corresponding inputs as of a period end. A decrease to the unobservable input would have had the opposite effect. Significant changes in these inputs may have resulted in a significantly higher or lower fair value measurement at the period end.

There were no significant changes in valuation approach or technique as of December 31, 2024 and December 31, 2023.
Level 3 inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately held entities where the fair value is based on unobservable inputs.
The income and market approaches were used in the determination of fair value of certain Level 3 assets as of December 31, 2024 and 2023. The significant unobservable inputs used in the income approach are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments and any other end of term fees, as applicable. Included in the consideration and selection of discount rates are factors such as risk of default, interest rate risk, and changes in credit quality. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies.
As of December 31, 2024, the Fund had one portfolio company on a non-accrual
status. Refer to Note 2—Summary of Significant Accounting Policies for additional details regarding the Fund’s non-accrual
policy.
The following table shows the amortized cost and fair value of the Fund’s performing and non-accrual
investments as of December 31, 2024:

Portfolio Company	Amortized Cost	Fair Value
Performing	$395,825	$397,785
Non-accrual	1,918	1,483

Total	$397,743	$399,268

For a discussion of the fair value measurement of the Fund’s borrowings, refer to Note 6-Borrowings.

Note 4-Related Party Transactions
Investment Management Agreement
The Fund entered into an investment advisory agreement (the “Investment Management Agreement”) with the Adviser in which the Adviser, subject to the overall supervision of the Board, manages the day-to-day
operations of, and provides investment advisory and management services to the Fund. Under the terms of the Investment Management Agreement, the Fund will pay the Adviser an annual base management fee (“Management Fee”) and incentive management fee (the “Incentive Fee”).
Management Fee
The Management Fee will be calculated and payable quarterly in arrears at an annual rate of 1.25% of net assets as of the beginning of the first calendar day of the applicable quarter. The Management Fee will be appropriately adjusted for any share issuances or repurchases during the applicable quarter.
For the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, the Fund incurred $1,016.2 and $48.0, respectively, in Management Fees under the Investment Management Agreement. The Adviser has chosen to voluntarily waive $130.3 and $48.0, respectively, of Management Fees earned in accordance to the Investment Management Agreement for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, which is reflected in the Consolidated Statements of Operations as a part of fee waivers. Any fees waived under the Investment Management Agreement are not subject to future reimbursement to the Adviser pursuant to the Expense Limitation and Reimbursement Agreement.
Incentive Fee
The Incentive Fee consists of two components that are independent of each other. A portion of the Incentive Fee is based on a percentage of the Fund’s income and a portion is based on a percentage of the Fund’s capital gains, each as described below:
The first part is calculated and payable quarterly in arrears on the Fund’s
Pre-Incentive
Fee Net Investment Income Returns. For this purpose,
Pre-Incentive
Fee Net Investment Income Returns means dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up
fees, as well as prepayments premiums, but excluding fees for providing managerial assistance and fees earned by Adviser or an affiliate in its capacity as an administrative agent, syndication agent, collateral agent, loan servicer or other similar capacity), accrued during the month, minus the Fund’s operating expenses for the month (including the Management Fee, taxes, any expenses payable under the Investment Management Agreement and Administration Agreement, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred shares, but excluding the incentive fee and shareholder servicing and /or distribution fees).
Pre-Incentive
Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero-coupon
securities), accrued income that the Fund has not yet received in cash.
Pre-Incentive
Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from
Pre-Incentive
Fee Net Investment Income Returns.
Pre-Incentive
Fee Net Investment Income Returns, expressed as a percentage of the value of the Fund’s net assets at the end of the immediately preceding quarter, is compared to a hurdle. The Fund will pay the Adviser an incentive fee with respect to
Pre-Incentive
Fee Net Investment Income Returns in each calendar quarter as follows:

•	No incentive fee in any calendar quarter in which Pre-Incentive Fee Net Investment Income Returns does not exceed the hurdle rate of 1.25% per quarter (5.00% annualized);

•
100% of
Pre-Incentive
Fee Net Investment Income Returns with respect to that portion of such
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). This portion of the
Pre-Incentive
Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) is referred to as the
“catch-up.”
The
“catch-up”
is meant to provide the Adviser with approximately 12.5% of the Fund’s
Pre-Incentive
Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•
12.5% of the amount of
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceeds 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up
is achieved, 12.5% of all
Pre-Incentive
Fee Net Investment Income Returns thereafter are paid to the Adviser.

These calculations are
pro-rated
for any period of less than three months and adjusted for any Share issuances or repurchases during the applicable quarter.
The second part of the Incentive Fee, the capital gains incentive fee, will be payable in arrears as of the end of each calendar year and will equal 12.5% of the Fund’s cumulative realized capital gains, if any, from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation, less the aggregate amount of any previously paid incentive fees on fees on capital gains as calculated in accordance with GAAP.
Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. The Fund will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if the Fund were to sell the relevant investment and realize a capital gain. For purposes of computing the Fund’s Incentive Fee on capital gains, the calculation methodology looks through derivative financial instruments or swaps, if owned, as if the Fund owned the reference assets directly.
The fees that are payable under the Investment Management Agreement for any partial period will be appropriately prorated.
For the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, the Fund incurred $816.2 and $55.0, respectively, in Incentive Fees under the Investment Management Agreement. The Adviser has chosen to voluntarily waive $81.0 and $55.0, respectively, of incentive fees earned in accordance to the Investment Management Agreement for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, which is reflected in the Consolidated Statements of Operations as a part of fee waivers. Any fees waived under the Investment Management Agreement are not subject to future reimbursement to the Adviser pursuant to the Expense Limitation and Reimbursement Agreement.
Administration Agreement
The Fund entered into an administration agreement (the “Administration Agreement”) with AMG Funds LLC, a Delaware limited liability company and wholly-owned subsidiary of AMG (the “Administrator”), under which the Administrator will perform or oversees the performance of certain administrative services for the Fund. Effective December 13, 2024, the Fund will pay the Administrator a fee (the “Administration Fee”) at the rate of 0.25% per annum of the Fund’s net assets as of the beginning of the first calendar day of the applicable month, adjusted for any Share issuances or repurchases during the applicable month. The Administration Fee will be calculated and payable monthly in arrears. Prior to December 13, 2024, the Fund paid the Administration Fee at the rate of 0.25% per annum of Fund’s net assets as of the beginning of the first calendar day of the applicable quarter, adjusted for any Share issuances or repurchases during the applicable quarter. The Administration Fee was calculated and payable quarterly in arrears.

For the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, the Fund incurred $203.0 and $10.0, respectively, in Administration Fees under the Administration Agreement. The Administrator has chosen to voluntarily waive $26.1 and $10.0, respectively, of administration fees earned in accordance with the Administration Agreement for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, which is reflected in the Consolidated Statements of Operations as a part of fee waivers. Any fees waived under the Administration Agreement are not subject to future reimbursement to the Administrator pursuant to the Expense Limitation and Reimbursement Agreement.
Managing Dealer Agreement
The Fund entered into a Managing Dealer Agreement with AMG Distributors, Inc. (the “Managing Dealer Agreement”), an affiliate of the Adviser, Administrator, and AMG, pursuant to which the Managing Dealer agreed to, among other things, manage the Fund’s relationships with third-party brokers engaged by the Managing Dealer to participate in the distribution of shares, which the Fund refers to as “participating brokers,” and financial advisors. The Managing Dealer also coordinates the Fund’s marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, the Fund’s investment strategies, material aspects of the Fund’s operations and subscription procedures.
Either party may terminate the Managing Dealer Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Managing Dealer Agreement. The Fund’s obligations under the Managing Dealer Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S, Class D and Class F shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).
Under a Distribution and Servicing Plan, the Fund pays the Managing Dealer, subject to FINRA and other limitations, with respect to the Class I shares, and upon the offering of Class S, Class D and Class F shares, 0.00%, 0.85%, 0.25% and 0.50%, respectively, on an annualized basis as a percentage of the net asset value for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the net assets of the applicable class as of the beginning of the first calendar day of the month.
Second Amended and Restated Expense Limitation and Reimbursement Agreement
The Fund entered into a Second Amended and Restated Expense Limitation and Reimbursement Agreement with the Adviser and the Administrator on October 25, 2024, which will terminate on May 1, 2026, unless renewed by mutual agreement of the Adviser, the Administrator, and the Fund, or unless otherwise terminated by the Fund’s Board upon at least thirty (30) days written notice to the Adviser and the Administrator. Pursuant to the Second Amended and Restated Expense Limitation and Reimbursement Agreement, the Adviser and the Administrator are obligated to pay, absorb or reimburse all of the Fund’s operating costs and expenses incurred, including, but not limited to organization and offering costs and legal, administration, accounting, printing, mailing, subscription processing and filing fees and expenses, as determined in accordance with generally accepted accounting principles for investment companies (“Operating Expenses”) (x) above 1.25% of the value of the Fund’s quarterly net assets as of the beginning of the first calendar day of the applicable quarter adjusted for any share issuances or repurchases during the applicable quarter during the period of time that the Fund operated as a privately offered, non-traded
BDC and (y) above 1.25% of the value of the Fund’s monthly net assets as of the beginning of the first calendar day of the applicable month adjusted for any share issuances or repurchases during the applicable month during the period of time that the Fund operates as a publicly-offered, non-traded
BDC (each such payment, absorption or reimbursement, a “Required Expense Payment”). Any Required Expense Payment must be paid by the Adviser and the Administrator in any combination of cash or other immediately available funds and/or offset against amounts due from the Fund to the Adviser, the Administrator, or their affiliates.

For the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, the Fund was reimbursed $2,770 and $1,168, respectively, by the Adviser and the Administrator. As of December 31, 2024, the Fund owed the Investment Adviser and the Administrator $271, in recoupment, which is reflected in the Consolidated Statement of Assets and Liabilities under “Due to affiliates”. As of December 31, 2023, the Adviser and the Administrator owed the Fund $682 in expense reimbursement, which is reflected in the Statement of Assets and Liabilities under “Due from affiliates”. At December 31, 2024, the Fund’s expiration of reimbursements subject to recoupment is as follows:

Expiration Period
Less than 1 year	$—
1-2 years	727
2-3 years	2,941

Total	$3,668

SEC Exemptive Relief
As a BDC, the Fund is subject to certain regulatory restrictions in making its investments. The 1940 Act generally prohibits BDCs from entering into negotiated co-investments
with affiliates absent an order from the SEC. On August 2, 2021, the SEC granted Commonwealth Credit Partners BDC I, Inc., an affiliate of Comvest Partners, an exemptive relief order (the “Order”) that allows it and the Fund to enter into certain negotiated co-investment
transactions alongside other funds managed by the Adviser or its affiliates (“Affiliated Funds”) in a manner consistent with its investment objective, positions, policies, strategies, and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with conditions. Pursuant to the
Co-Investment
Order, the Fund is permitted to
co-invest
with its affiliates if, among other things, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Fund’s independent trustees make certain conclusions in connection with a co-investment
transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Fund and the Fund’s shareholders and do not involve overreaching in respect of the Fund or the Fund’s shareholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s investment objective and strategies.
Note 5-Commitments and Contingencies
Commitments
In the ordinary course of business, the Fund may enter into future funding commitments. As of December 31, 2024, the Fund had unfunded commitments on delayed draw term loans and revolving credit lines of $36,229 and $21,573, respectively. As of December 31, 2023, the Fund had unfunded commitments on delayed draw term loans and revolving credit lines of $1,900 and $946, respectively. The Fund maintains sufficient cash on hand to fund such unfunded commitments.

As of December 31, 2024, the Fund’s unfunded commitments consisted of the following:

Portfolio Company Name	Investment Type	Commitment Type	Unfunded Commitments
Allbridge	First Lien Senior Secured	Delayed Draw Loan	$166
Allbridge	First Lien Senior Secured	Revolving Credit Line	166
Armanino	First Lien Senior Secured	Delayed Draw Loan	2,880
Armanino	First Lien Senior Secured	Revolving Credit Line	1,920
Baker Hill	First Lien Senior Secured	Revolving Credit Line	82
Batteries Plus Holding Corporation	First Lien Senior Secured	Revolving Credit Line	63
Billhighway	First Lien Senior Secured	Delayed Draw Loan	99
Billhighway	First Lien Senior Secured	Revolving Credit Line	80
BKH	First Lien Senior Secured	Delayed Draw Loan	208
Cardiovascular Logistics	First Lien Senior Secured	Delayed Draw Loan	461
CheckedUp	First Lien Senior Secured	Revolving Credit Line	110
CrossLink	First Lien Senior Secured	Revolving Credit Line	1,124
D4C Dental	First Lien Senior Secured	Revolving Credit Line	1,902
Discovery SL Management	First Lien Senior Secured	Delayed Draw Loan	1,499
Discovery SL Management	First Lien Senior Secured	Revolving Credit Line	300
Firebirds	First Lien Senior Secured	Delayed Draw Loan	19
Firebirds	First Lien Senior Secured	Revolving Credit Line	24
FloWorks International	First Lien Senior Secured	Delayed Draw Loan	2,409
Global School Management	First Lien Senior Secured	Delayed Draw Loan	499
GoAuto	First Lien Senior Secured	Delayed Draw Loan	270
HASA	First Lien Senior Secured	Delayed Draw Loan	157
HASA	First Lien Senior Secured	Revolving Credit Line	151
Hornblower	First Lien Senior Secured	Revolving Credit Line	227
InXpress	First Lien Senior Secured	Delayed Draw Loan	620
Kemper Sports Management	First Lien Senior Secured	Revolving Credit Line	163
Nuclear Care	First Lien Senior Secured	Revolving Credit Line	1,616
Ojos Locos	First Lien Senior Secured	Delayed Draw Loan	583
Ojos Locos	First Lien Senior Secured	Revolving Credit Line	233
Omnimax	First Lien Senior Secured	Delayed Draw Loan	5,116
Pediatric Home Respiratory	First Lien Senior Secured	Delayed Draw Loan	1,916
Pediatric Home Respiratory	First Lien Senior Secured	Revolving Credit Line	894
Periscope Cybermaxx	First Lien Senior Secured	Delayed Draw Loan	2,032
Periscope Cybermaxx	First Lien Senior Secured	Revolving Credit Line	688
PetVet Care Centers	First Lien Senior Secured	Delayed Draw Loan	1,769
PetVet Care Centers	First Lien Senior Secured	Revolving Credit Line	1,769
Planet DDS	First Lien Senior Secured	Delayed Draw Loan	3
Pro Food Solutions	First Lien Senior Secured	Delayed Draw Loan	1,515
Pro Food Solutions	First Lien Senior Secured	Revolving Credit Line	757
Rails International	First Lien Senior Secured	Revolving Credit Line	2,342
Rialto Management	First Lien Senior Secured	Revolving Credit Line	667
SeaTex	First Lien Senior Secured	Delayed Draw Loan	2,853
SeaTex	First Lien Senior Secured	Revolving Credit Line	1,141
Senior Support Holdings	First Lien Senior Secured	Delayed Draw Loan	1,520
Solidcore Topoco	First Lien Senior Secured	Delayed Draw Loan	3,244
Solidcore Topoco	First Lien Senior Secured	Revolving Credit Line	1,622
Spartan Fitness	First Lien Senior Secured	Delayed Draw Loan	956
Spartan Fitness	First Lien Senior Secured	Revolving Credit Line	414
Splash Car Wash	First Lien Senior Secured	Delayed Draw Loan	29

Portfolio Company Name	Investment Type	Commitment Type	Unfunded Commitments
Sportime Clubs- Term Loan A	First Lien Senior Secured	Delayed Draw Loan	3,608
Sportime Clubs- Term Loan B	First Lien Senior Secured	Delayed Draw Loan	1,798
Sportime Clubs	First Lien Senior Secured	Revolving Credit Line	293
Total Fleet Solutions	First Lien Senior Secured	Revolving Credit Line	1,148
WildBrain	First Lien Senior Secured	Revolving Credit Line	1,617
XDimensional Technologies	First Lien Senior Secured	Revolving Credit Line	60

Total			$57,802

As of December 31, 2023, the Fund’s unfunded commitments consisted of the following:

Portfolio Company Name	Investment Type	Commitment Type	Unfunded Commitments
Baker Hill	First Lien Senior Secured	Revolving Credit Line	$115
Batteries Plus Holding Corporation	First Lien Senior Secured	Revolving Credit Line	63
BKH	First Lien Senior Secured	Delayed Draw Loan	208
Cardiovascular Logistics	First Lien Senior Secured	Delayed Draw Loan	461
CheckedUp	First Lien Senior Secured	Delayed Draw Loan	171
CheckedUp	First Lien Senior Secured	Revolving Credit Line	26
Firebirds	First Lien Senior Secured	Delayed Draw Loan	38
Firebirds	First Lien Senior Secured	Revolving Credit Line	19
Hasa	First Lien Senior Secured	Delayed Draw Loan	157
Hasa	First Lien Senior Secured	Revolving Credit Line	133
Kemper Sports Management	First Lien Senior Secured	Delayed Draw Loan	96
Kemper Sports Management	First Lien Senior Secured	Revolving Credit Line	163
National Debt Relief	First Lien Senior Secured	Revolving Credit Line	120
Ojos Locos 3	First Lien Senior Secured	Delayed Draw Loan	595
Ojos Locos 3	First Lien Senior Secured	Revolving Credit Line	233
Planet DDS	First Lien Senior Secured	Delayed Draw Loan	12
Splash Car Wash	First Lien Senior Secured	Delayed Draw Loan	42
Splash Car Wash	First Lien Senior Secured	Revolving Credit Line	14
XDimensional Technologies	First Lien Senior Secured	Delayed Draw Loan	121
XDimensional Technologies	First Lien Senior Secured	Revolving Credit Line	60

Total			$2,846

The unrealized appreciation or depreciation associated with unfunded portfolio company commitments is recorded in the consolidated financial statements and reflected as an adjustment to the valuation of the related security in the Consolidated Schedule of Investments as of December 31, 2024 and the Schedule of Investments as of December 31, 2023. The par amount of the unfunded portfolio company commitments is not recognized by the Fund until the commitment is funded.
Unfunded portfolio company commitments may expire without being drawn upon, and therefore, do not necessarily represent future cash requirements or future earning assets for the Fund. The Fund believes that it maintains sufficient liquidity in the form of cash and financing capacity to cover any outstanding unfunded portfolio company commitments that the Fund may be required to fund.
Litigation and Regulatory Matters
In the ordinary course of its business, the Fund may become subject to litigation, claims, and regulatory matters. The Fund has no knowledge of material legal or regulatory proceedings pending or known to be contemplated against the Fund at this time.
Indemnifications
In the ordinary course of its business, the Fund may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Fund. Management feels that the likelihood of such an event is remote.
Note 6-Borrowings
Secured Loan Facility
On July 16, 2024, Subsidiary II entered into a Loan and Servicing Agreement (the “Secured Loan Facility”), with Sumitomo Mitsui Banking Corporation, as administrative agent and the collateral agent and Western Alliance Trust Company, N.A., as account bank, collateral custodian and collateral administrator. The Secured Loan Facility provides for borrowings in U.S. dollars up to a maximum principal amount of $300 million. Proceeds from the borrowings under the Secured Loan Facility will be used primarily to finance the purchase or origination of loans. Unless otherwise terminated, the Secured Loan Facility will mature on July 16, 2029. The interest rate on outstanding loans will be calculated by taking the highest of the Prime Rate, the Federal Funds Rate plus 0.50%, the 1-month SOFR rate plus 1.0% or zero, plus a spread of 2.60%. Subsidiary II will pay an upfront fee totaling $3 million, to be paid in installments until March 31, 2025, and an administrative fee of $5 on each payment date. Additionally, Subsidiary II pays a non-usage
fee of 0.50% per annum on undrawn commitment for the first nine (9) months following the closing date. Thereafter, on any date when the undrawn commitment is less than or equal to 50% of the aggregate commitment, the non-usage
fee will be 0.50% per annum. On any date when the undrawn commitment is greater than 50% of the aggregate commitment, the non-usage
fee will be 1.00% per annum.
The weighted average annualized interest cost (excluding amortization of deferred financing costs and other fees) for all borrowings for the year ended December 31, 2024 was 7.31%. The average daily debt outstanding for the year ended December 31, 2024 was $28,069. The maximum debt outstanding for the year ended December 31, 2024 was $160,100.

The following table represents borrowings as of December 31, 2024:

	Total Aggregate Borrowing Capacity	Total Principal Outstanding	Less Deferred Financing Costs	Amount per Consolidated Statement of Assets and Liabilities
Secured Loan Facility	$300,000	$160,100	$722	$159,378

Total	$300,000	$160,100	$722	$159,378

The following table represents interest and debt fees for the year ended December 31, 2024:

	Interest Rate (1)	Interest Expense	Deferred Financing Costs (2)	Other Fees (2)
Secured Loan Facility	SOFR + 2.60%	$2,108	$278	$—

Total		$2,108	$278	$—

(1)	As of December 31, 2024, the 1-month SOFR rate was 4.33%.
(2)	Amortization of deferred financing costs and other fees are included in interest expense on the Consolidated Statements of Operations.
At December 31, 2024, the carrying amount of the Fund’s borrowings on the Secured Loan Facility approximated their fair value in accordance with ASC 820.
Secured Borrowing Agreement
On July 22, 2024, the Fund entered into a participation agreement (the “Participation Agreement”) with Macquarie Bank Limited (“Macquarie”). The Fund will transfer investments to Macquarie for cash and repurchase the same investment on a forward settlement basis. The repurchase transaction will have a settlement date of up to 90 days. The repurchase transaction under the Participation Agreement is a type of secured borrowing, in which the Fund will retain the economics of the investment and will pay an interest charge. The amount outstanding under the Participation Agreement as of December 31, 2024 was $63,237, which is reflected as “Secured borrowing” on the Consolidated Statements of Assets and Liabilities. The average amount outstanding was $20,477 and the amount of interest paid under the Participation Agreement for the year ended December 31, 2024, was $804.7, which equated to an effective interest rate of 8.14%. Interest expense incurred under the Participation Agreement is reflected on the Consolidated Statements of Operations as “Interest expense.”
Note 7-Capital
During the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) through December 31, 2023, the Fund’s capital stock activity pursuant to the Private Offering was as follows:
Investor Commitments
As of December 31, 2024, the Fund had $200,010 in Capital Commitments, of which $0, were unfunded. As of December 31, 2023, the Fund had $27,500 in Capital Commitments, of which $0, were unfunded.

Capital Drawdowns
The following table summarizes the total shares issued and net proceeds (in thousands) related to capital drawdowns for the year ended December 31, 2024:

Share Issue Date	Shares Issued	Net Proceeds Received
March 28, 2024	561,122	$14,000
April 30, 2024	497,810	12,500
June 28, 2024	1,196,172	30,000
September 30, 2024	659,490	16,540
October 17, 2024	1,987,281	50,000
November 27, 2024	1,943,418	49,460

Total Shares Issued	6,845,293	$172,500

There were no shares issued through the dividend reinvestment plan (“DRIP”) for the year ended December 31, 2024.
The following table summarizes the total shares issued and net proceeds (in thousands) related to capital drawdowns for the period September 29, 2023 (Inception Date) through December 31, 2023:

Share Issue Date	Shares Issued	Net Proceeds Received (in thousands)
September 29, 2023	400	$10
October 18, 2023	760,000	19,000	*
December 29, 2023	340,000	8,500

Total Shares Issued	1,100,400	$27,510

*
As part of the capital drawdown, the Fund received
in-kind,
a select portfolio of first lien, senior secured private credit investments in, and funding obligations to, well-established middle-market businesses that operate across a wide range of industries. The aggregate value of the investments received amounted to $17,136 which is equal to the estimated value of the investments contributed and unfunded commitments adjusted for any investment activity from October 1, 2023, to October 18, 2023.

The following table summarizes the total shares issued through the DRIP for the period September 29, 2023 (Inception Date) through December 31, 2023:

Share Issue Date	Shares Issued	Net Proceeds (1)
December 29, 2023	9	$—

Total Shares Issued	9	$—

(1)	Less than $1.
As of December 31, 2024 and 2023, Comvest Group Holdings SPV II LLC, a wholly owned subsidiary of an affiliate of Comvest Partners, owned 409 of the Fund’s Class I common shares, Feeder Fund I owned 4,854,006 and 1,100,000, respectively, of the Fund’s Class I common shares, and Feeder Fund II owned 3,091,288 and 0, respectively, of the Fund’s Class I common shares.

Distributions and Dividends
Distributions paid during the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023, totaled $6,285 and $419, respectively.
The following table reflects distributions declared, per share by the Board for the year ended December 31, 2024:

Date Declared	Record Date	Payment Date	Per Share Amount
March 27, 2024	March 27, 2024	March 28, 2024	$0.54
June 27, 2024	June 27, 2024	June 28, 2024	$0.48
September 27, 2024	September 27, 2024	September 30, 2024	$0.60
December 30, 2024	December 30, 2024	December 31, 2024	$0.33
The following table reflects distributions declared, per share by the Board for the fiscal period ended December 31, 2023:

Date Declared	Record Date	Payment Date	Per Share Amount
December 28, 2023	December 28, 2023	December 29, 2023	$0.55
Distributions to the Fund’s shareholders are recorded on the record date as set by the Fund’s Board. The Fund intends to make distributions to its shareholders that will be sufficient to enable the Fund to qualify and maintain its status as a RIC. For the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) through December 31, 2023, the Fund distributed net investment income on a quarterly basis. Beginning in January 2025, the Fund intends to distribute approximately all of its net investment income no less frequently than monthly and substantially all of its taxable income on an annual basis, except that the Fund may retain certain net capital gains for reinvestment.
The Fund has adopted a DRIP that provides for reinvestment of any distributions declared on behalf of its shareholders, unless a shareholder elects to receive cash.
Note 8-Net Assets
The Fund commenced investment operations on October 18, 2023. The Fund did not have significant net asset activity prior to this date.
The following table reflects the net assets activity for year ended December 31, 2024:

	Shares	Shares-par	Additional paid in capital	Total distributable earnings (accumulated deficit)	Total net assets
Balance as of December 31, 2023	1,100,409	$1	$27,529	$(17)	$27,513
Issuance of Shares, net of issuance costs	6,845,293	7	172,493	—	172,500
Distributions to shareholders	—	—	(62)	(6,223)	(6,285)
Net investment income (loss)	—	—	—	6,025	6,025
Net change in unrealized gain (loss) on investments	—	—	—	1,517	1,517
Tax reclassification of stockholders’ equity (See Note 11)	—	—	(160)	160	—

Balance as of December 31, 2024	7,945,702	$8	$199,800	$1,462	$201,270

The following table reflects the net assets activity for the period September 29, 2023 (Inception Date) to December 31, 2023:

	Shares	Shares-par	Additional paid in capital		Total distributable earnings (accumulated deficit)	Total net assets
Balance as of September 29, 2023 (Inception Date)	—	$—	$—		$—	$—
Issuance of Shares, net of issuance costs	1,100,400	1	27,509		—	27,510
Distributions to shareholders	—	—	(16)		(403)	(419)
Reinvestment of distributions	9	—	0	(1)	—	—
Net investment income (loss)	—	—	—		439	439
Net change in unrealized gain (loss) on investments	—	—	—		(17)	(17)
Tax reclassification of stockholders’ equity (See Note 11)	—	—	36		(36)	—

Balance as of December 31, 2023	1,100,409	$1	$27,529		$(17)	$27,513

(1)	Less than $1.
Note 9-Earnings Per Share
Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. As of December 31, 2024 and 2023, there are no dilutive securities. The following information sets forth the computation of the weighted average basic and diluted net decrease in net assets per share resulting from operations for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023.

	For the Year Ended December 31, 2024	For the Period September 29, 2023 (Inception Date) through December 31, 2023
Net increase (decrease) in net assets resulting from operations	$7,542	$422
Weighted average shares of Shares outstanding-basic and diluted	3,239,983	774,000	*
Earnings (loss) per share of Shares-basic and diluted	$2.33	$0.55

*	Weighted average shares uses shares outstanding for the period October 18, 2023, the commencement of investment operations, to December 31, 2023.

Note 10-Financial Highlights
The Fund commenced investment operations on October 18, 2023. Net asset value, at the beginning of the period September 29, 2023 (Inception Date) to December 31, 2023, represents the initial price per share issued. The following is a schedule of financial highlights for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023:

	For the Year Ended December 31, 2024	For the Period from September 29, 2023 (Inception Date) through December 31, 2023
Per Share Operating Performance
Net Asset Value, Beginning of Period:	$25.00	$25.00	(3)
Results of Operations:
Net Investment Income (Loss) (1)	1.86	0.57
Net Realized and Unrealized Gain (Loss) on Investments	0.42	(0.02)

Net Increase (Decrease) in Net Assets Resulting from Operations	2.28	0.55

Distributions to Shareholders
Distributions from Net Investment Income	(1.93)	(0.53)
Distributions from Return of Paid in Capital	(0.02)	(0.02)

Net Decrease in Net Assets Resulting from Distributions	(1.95)	(0.55)

Net Asset Value, End of Period	$25.33	$25.00

Shares Outstanding, End of Period	7,945,702	1,100,409
Total return (2)	9.41%	2.20	% (6)
Net assets, end of period	$201,270	$27,513
Ratio/Supplemental Data
Weighted average shares outstanding	3,239,983	774,000	(4)
Ratio of net investment income (loss) to average net assets without waivers	3.32%	(2.93	%) (5)
Ratio of net investment income (loss) to average net assets with waivers	6.62%	11.04	% (5)
Ratio of total expenses to average net assets without waivers	10.22%	15.41	% (5)
Ratio of total expenses to average net assets with waivers	6.91%	1.43	% (5)
Asset coverage ratio	191%	N/A
Portfolio turnover rate	4.77%	0.28	% (6)

(1)	The per common share data was derived using weighted average shares outstanding.
(2)
Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the period reported.

(3)	Represents NAV per share of the September 29, 2023, share issuance.
(4)	Weighted average shares uses shares outstanding for the period October 18, 2023, the commencement of investment operations to December 31, 2023.
(5)	Ratios, excluding nonrecurring expenses, such as organization, audit and tax fees and certain transfer agent fees, are annualized.
(6)	Not annualized.

Note 11-Federal Income Tax Matters
The Fund has elected to be treated as a RIC under Subchapter M of the Code. As a result, the Fund must distribute substantially all of its net taxable income each tax year as dividends to its shareholders. Accordingly, no provision for federal income tax has been made in the financial statements.
Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal tax regulations, which may differ from amounts determined in accordance with GAAP and those differences could be material. These book-to-tax
differences are either temporary or permanent in nature. Reclassifications due to permanent book-tax
differences have no impact on net assets. Temporary differences are due to adjustments for the amortization of organization costs.
Permanent differences are due to adjustments for nondeductible offering costs and distributions from paid in capital. The following permanent differences were reclassified among the components of net assets for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023:

	2024	2023
Increase/ (decrease) in Paid in Capital in Excess of Par	$(222)	$36
Increase/ (decrease) in Distributable Earnings (Losses)	222	(36)
Taxable income generally differs from net increase (decrease) in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses and generally excludes unrealized gain (loss) on investment transactions as investment gains and losses are not included in taxable income until they are realized.
The tax character of distributions paid for the year ended December 31, 2024 and the period October 25, 2023 (Tax Effective Date) to December 31, 2023, were as follows:

	For the Year Ended December 31, 2024	For the Period October 25, 2023 (Tax Effective Date) through December 31, 2023
Ordinary Income	$6,223	$403
Long-Term Capital Gains	—	—
Return of Capital	62	16
The tax basis components of distributable earnings/(accumulated losses) and reconciliation to accumulated earnings/(deficit) on a book basis as of December 31, 2024 and December 31, 2023, were as follows:

	2024	2023
Undistributed ordinary income—tax basis	$—	$—
Undistributed realized gains—tax basis	—	—
Net unrealized gain (loss) on investments	1,500	(17)
Other temporary differences	(38)	17

Total accumulated earnings (loss)—book basis	$1,462	$—

Management has analyzed the Fund’s tax positions taken on federal income tax returns for all open years (fiscal years 2023 and 2024) and has concluded that no provision for uncertain income tax positions is required in the Fund’s financial statements.

Excise Tax
—Depending on the level of taxable income earned in a tax year, the Fund may choose to carry forward taxable income in excess of current year dividend distributions into the next tax year and pay a 4.0% excise tax on such income, as required. To the extent that the Fund determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for excise tax purposes, the Fund accrues excise tax, if any, on estimated excess taxable income as taxable income is earned.
For tax purposes, the Fund may elect to defer any portion of a post-October capital loss or late-year ordinary loss to the first day of the following fiscal year. The Fund did not elect to defer any post-October capital losses or late-year ordinary losses for the fiscal year ended December 31, 2024 and the fiscal period ended December 31, 2023.
As of December 31, 2024, the Federal tax cost of investments was $407,214 resulting in estimated gross unrealized gains and losses of $2,252 and $752, respectively, for estimated net unrealized gains of $1,500. As of December 31, 2023, the Federal tax cost of investments was $18,298 resulting in estimated gross unrealized gains and losses of $70 and $87, respectively, for net unrealized losses of $17.
Note 12-Subsequent Events
The Fund has evaluated subsequent events through the filing of the Form
10-K
and has determined that no material events or transactions occurred through the issuance date of the Fund’s financial statements which require additional disclosure in or adjustment of the Fund’s consolidated financial statements, except:
On March 14, 2025, the SEC issued the Fund an exemptive order (“Multi-Class Order”) that permits the Fund to offer multiple classes of its Shares. Under the Multi-Class Order, the Fund may offer Class S, Class D, and Class F shares.

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT
FOR AMG COMVEST SENIOR LENDING FUND

AMG COMVEST SENIOR LENDING FUND
SUBSCRIPTION AGREEMENT

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION AGREEMENT

This Subscription Agreement must be completed by the Subscriber and his/her Financial Advisor or registered representative (together “Financial Advisor” or “FA”) and submitted prior to the close of the subscription period in order for the Subscriber’s subscription to be processed. For timely approval and execution, please ensure all sections have been completed and signed properly.
Subscribers should retain a copy of their Subscription Agreement for their records.
If you have any questions about how to complete this Subscription Agreement, please contact your Financial Advisor. Subscription Agreements may only be completed by the Subscriber, who has received the related offering materials.

1. Introduction and Subscriber Information
This Subscription Agreement relates to your subscription to AMG Comvest Senior Lending Fund (“AMG Comvest Senior Lending Fund” or the “Fund”).
An investment in the Fund is suitable only for sophisticated Investors who have the financial resources and the willingness to accept the substantial risks associated with such an investment and for whom an investment in the Fund does not constitute a complete investment program. The risks associated with an investment in the Fund are described in the Fund’s Prospectus and Statement of Additional Information (including all parts, supplements, appendices and exhibits thereto, the “Prospectus”).
By submitting this Subscription Agreement, in connection with a Subscription to the Fund, the Subscriber hereby: (1) certifies that he, she or it has received and carefully read the Fund’s Prospectus prior to deciding whether to invest in the Fund, and (2) makes and affirms all of the representations, warranties, agreements, elections, acknowledgements and undertakings set forth in the Fund’s Subscription Agreement.
Investors participating in the Fund through both taxable
and tax-exempt accounts
must submit separate Signature Pages for each such account.
Account Information
I hereby further certify that I agree to produce evidence to support the following certifications upon request.

▲ Account Title

▲ Custodian Name	▲ Brokerage Identification Number (BIN)
Subscriber Tax Status:
 ☐ Taxable (1099D/B Forms) ☐ Tax Exempt
SSN:
(XXX-XX-XXXX)
Or
EIN:
 (XX-XXXXXXX)

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION AGREEMENT

Type of Account:

☐ Charity/ Welfare Organization*	☐ Joint Tenants	☐ Profit Sharing Plan

☐ Corporation*	☐ LLC (C- Corp)*	☐ Rollover IRA

☐ Employee Benefit Plan	☐ LLC (S - Corp)*	☐ Roth IRA

☐ Estate	☐ LLC (Partnership)*	☐ Taft- Hartley Plan*

☐ Foundation/Endowment*	☐ LLC (Other)*	☐ Traditional IRA

☐ Individual	☐ Partnership*	☐ Trust

☐ Insurance Company*	☐ Pension Plan	☐ 401K*

☐ Other

* Please complete pages 12 & 13.

PLEASE CHOOSE ONE: ☐ U.S. Citizen ☐ Non-U.S. Citizen (must complete W-8)
Additional Documentation Required:
1)	Trusts – Include a copy of the title page, authorized individual page, and signature page of the Trust Agreement.

2)	Estates – Include a copy of a probate document indicating the name of the Executor of the Estate, such as Letters Testamentary or Letters of Administration.

3)
Corporations or Other Entities
– Include a copy of one of the following documents: registered articles of incorporation, government-issued business license, partnership papers, plan documents, or other official documentation that verifies the entity and lists the authorized individuals.

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION AGREEMENT

▲ Primary Signer #1 First Name	▲ Primary Signer #1 Last Name

▲ Primary Signer #1 Date of Birth	▲ Primary Signer #1 Social Security Number

▲ Residential or Business Address (including apartment or suite number - P.O. Box not permitted)

▲ City	▲ State	▲ Zip Code:

▲Country of Residence for Addresses Outside of the U.S.	▲ Phone Number

▲ Primary Signer #2 First Name	▲ Primary Signer #2 Last Name

▲ Primary Signer #2 Date of Birth	▲ Primary Signer #2 Social Security Number

▲ Residential or Business Address (including apartment or suite number - P.O. Box not permitted)

▲ City	▲ State	▲ Zip Code:

▲ Country of Residence for Addresses Outside of the U.S.
Mailing Address
If the mailing address or residential address of any person listed on the account is different than the address listed above, please list the relevant address.

▲ Residential or Business Address (including apartment, suite or P.O. Box number)

▲ City	▲ State	▲ Zip Code:

Country of Residence for Addresses Outside of U.S.

2. Transfer on Death Beneficiary Information (Optional and only applies to Individual and Joint Accounts)
Please designate the beneficiary information for your account. If completed, all information is required. The following individual(s) or entity(ies) shall be primary and/or contingent beneficiary(ies). If neither primary nor contingent is indicated, the individual or entity will be deemed to be a primary beneficiary. If more than one primary beneficiary is designated and no distribution percentages are indicated, the beneficiaries will be deemed to own equal share percentages in the account(s). Multiple contingent beneficiaries with no share percentage indicated will also be deemed to share equally. (Not available for Louisiana residents).
☐ Primary

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION AGREEMENT

▲ First Name	▲ MI ▲ Last Name ▲ %

▲ Social Security Number	▲ Date of Birth
☐ Primary ☐ Secondary

▲ First Name	▲ MI ▲ Last Name ▲ %

▲ Social Security Number	▲ Date of Birth
☐ Primary ☐ Secondary

▲ First Name	▲ MI ▲ Last Name ▲ %

▲ Social Security Number	▲ Date of Birth

3. ERISA and Other Plan Related Information and Representations
1)
 Are you a “benefit plan investor” (within the meaning of the Plan Assets Regulation (“Benefit Plan Investor”)) or will you use the assets of a Benefit Plan Investor to invest in AMG Comvest Senior Lending Fund (“Fund”)? Benefit Plan Investor includes (i) any employee benefit plan (as defined in section 3(3) of ERISA) subject to the provisions of Title I of ERISA, (ii) any plan described in section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended (“Code”) that is subject to Section 4975 of the Code (including, without limitation, an “individual retirement account” described in Section 408 or 408A of the Code, a Keogh plan, an Archer MSA described in Section 220(d) of the Code, a Coverdell education savings account described in Section 530 of the Code and a health saving account described in Section 223(d) of the Code, and (iii) any entity whose underlying assets include plan assets by reason of such an employee benefit plan’s or plan’s investment in the entity.
“Plan Assets Regulation” means the regulations issued by the United States Department of Labor at Section 2510.3-101 of
Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations, as modified by Section 3(42) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), as the same may be amended from time to time.
☐ Yes    ☐ No
2)
 Are you or will you be a person (including an entity) that has discretionary authority or control with respect to the assets of the Fund or a person who provides investment advice for a fee (direct or indirect) with respect to the assets of the Fund or an “affiliate” of such a person (a “Controlling Person”)? For purposes of this question, an “affiliate” includes a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with any such person, and “control” with respect to a person, other than an individual, means the power to exercise a controlling influence over the management or policies of such person.
☐ Yes    ☐ No

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION AGREEMENT

3)
 Are you, or will you be, an entity (other than an insurance company general account) whose assets will be deemed to constitute “plan assets” subject to ERISA or Section 4975 of the Code by reason of investment in such entity by other Benefit Plan Investors?
☐ Yes    ☐ No
4)
 Answer this Question (4) only if the answer to Question (3) above is “yes”: What is the maximum percentage of your assets that constitutes or will constitute “plan assets” subject to ERISA or Section 4975 of the Code?

%
5)
 If the Subscriber is or will be an insurance company general account, will any portion of its underlying assets in its general account constitute “plan assets” subject to ERISA or Section 4975 of the Code?
☐ Yes    ☐ No
6)
 Answer this Question (6) only if the answer to Question (5) above is “yes”: What is the maximum percentage of your assets that constitutes or will constitute “plan assets” subject to ERISA or Section 4975 of the Code?

%
You represent and warrant that, except as indicated above, you are not, will not be, and are not acting on behalf of, a Benefit Plan Investor or a Controlling Person during the time in which you are invested in any Common Shares.
If you are, or will be, or are acting on behalf of, a Benefit Plan Investor or a “governmental plan” within the meaning of Section 3(32) of ERISA, a “foreign plan,” or another plan or retirement arrangement that is not subject to Title I of ERISA and with respect to which Section 4975 of the Code does not apply, but is subject to federal, state, local, non-U.S. or
other laws or regulations that are similar to such provisions of ERISA or the Code (“Similar Law”) or an entity or that is deemed to hold the assets of such a plan (each, an “Other Plan Investor” and, together with a Benefit Plan Investor, a “Plan”), you represent, warrant and agrees that:
(i) the acquisition and the subsequent holding of Commons Shares do not and will not constitute a non-exempt “prohibited
transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code, or a violation of any Similar Law applicable to the Plan;
(ii) the decision to acquire Common Shares was made by a “fiduciary” of the Plan within the meaning of Section 3(21) of ERISA, Section 4975(e)(3) of the Code or Similar Law (the “Plan Fiduciary”) that is independent of the Fund, the Adviser and their respective employees, representatives and affiliates, is qualified to make investment decisions on behalf of the Plan and has authorized the Plan’s investment in the Fund;
(iii) the Plan’s investment in Common Shares conforms in all respects to the documents governing the Plan and, assuming the assets of the Fund do not constitute “plan assets” subject to the provisions of Title I of ERISA or Section 4975 of the Code or Similar Law, complies with all applicable requirements of ERISA, Section 4975 of the Code and Similar Law;
(iv) the Plan’s fiduciary investing in the Common Shares on behalf of the Plan (“Fiduciary”) has been informed about the fee structure of the Fund, including the incentive fee component, and has concluded that

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION AGREEMENT

such fees are reasonable and the investment in the Fund otherwise constitutes a reasonable contract or arrangement, and the Plan acknowledges and agrees that none of the Adviser or its employees, representatives or affiliates have any discretion, or are otherwise acting in a fiduciary capacity with respect to the Plan’s investment in the Fund, whether pursuant to the provisions of ERISA, Section 4975 of the Code or otherwise, and, without limiting the generality of the foregoing, the Plan and the Fiduciary has not relied on, and is not relying on, any investment advice or recommendation of any such person with respect to the Plan’s investment in the Fund;
(v) the Fiduciary has considered the investment in the Fund and has determined that, in view of such considerations, the purchase of Common Shares is consistent with the Fiduciary’s responsibilities under ERISA or Section 4975 of the Code, including (i) whether the investment in the Fund is prudent; (ii) whether the investment or investment course of action is reasonably designed as part of that portion of the portfolio managed by the Fiduciary, taking into account both the risk of loss and the opportunity for gain that could result therefrom; (iii) whether the Plan’s current and anticipated liquidity needs would be met, given the limited rights to redeem or transfer the Common Shares; (iv) whether the investment would permit the Plan’s overall portfolio to remain adequately diversified; (v) whether the investment is permitted under documents governing the Plan; (vi) whether the investment may result in any adverse tax consequences to the Plan; and (vii) the risks associated with an investment in the Fund;
(vi) the Fiduciary (i) is responsible for the decision to invest in the Fund; (ii) is independent of the Fund, the Adviser and all of their respective affiliates; (iii) has determined that each of the Fund and the Adviser is not a “party in interest” or “disqualified person” (as such terms are defined in ERISA and Section 4975 of the Code) with respect to the Plan; (iv) is qualified to make such investment decision and has, to the extent it deems necessary, consulted its own investment advisors and legal counsel regarding the investment in the Fund; and (v) in making its decision to invest in the Fund has not relied on any advice or recommendation of the Fund, the Adviser or any of their affiliates;
(vii) the Plan acknowledges that the Fund has the authority to require the redemption, withdrawal or other cancellation of any Common Shares if it is determined that the continued holding of such Common Shares could result in the Fund being subject to the provisions of Title I of ERISA or Section 4975 of the Code; and
(viii) without limiting the remedies available in the event of a breach, the Plan agrees promptly to provide to the Fund such information as the Fund may from time to time reasonably request for purposes of determining whether the assets of the Fund are “plan assets” within the meaning of the Plan Assets Regulation, and any other matters relating to ERISA or compliance with ERISA, Section 4975 of the Code or Similar Law arising in connection with the Plan’s investment in the Fund, or the operation or investments of the Fund.
The foregoing representations and warranties shall be deemed repeated and reaffirmed on each day you remain invested in any Common Shares. Without limiting the remedies available in the event of a breach, if at any time the foregoing representations and warranties shall cease to be true, including because there is a change in your Plan status or the percentage of assets that constitute “plan assets” subject to the provisions of Title I of ERISA or Section 4975 of the Code, then you shall promptly notify the Fund in writing.

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION SIGNATURE PAGES

4. Investment Selection

Class S

Gross Subscription Amount:	$

Less: Placement Fee (up to 3.5% (i.e., .035) of Gross Subscription Amount):	$

Net Subscription Amount:	$

☐ Initial Investment ($2,500 minimum)

Class D

Gross Subscription Amount:	$

Less: Placement Fee (up to 1.5% (i.e., .015) of Gross Subscription Amount):	$

Net Subscription Amount:	$

☐ Initial Investment ($2,500 minimum)

Class F

Gross Subscription Amount:	$

Less: Placement Fee (up to 2.0% (i.e., .020) of Gross Subscription Amount):	$

Net Subscription Amount:	$

☐ Initial Investment ($2,500 minimum)

Class I

Amount:	$

☐ Initial Investment ($10,000 minimum)
The minimum additional investment is $500 for each class. AMG Distributors, Inc., the Fund’s managing dealer, can waive the initial and subsequent minimum investment at its discretion

5. Internal Revenue Code Certification
As required by federal law and under penalty of perjury, the Subscriber hereby represents, warrants and certifies as follows:

1.	The Subscriber certifies that the Social Security/Taxpayer ID Number set forth in this document is the true, correct and complete Social Security/ Taxpayer ID Number of the Subscriber.

2.	The Subscriber is a “United States Person” (as defined in Section 7701(a)(30) of the Code) including a U.S. resident alien.

3.
The Subscriber certifies that the Subscriber is not subject to backup withholding because: (a) the Subscriber is exempt from backup withholding, or (b) the Subscriber has not been notified by the Internal Revenue Service (IRS) that the Subscriber is subject to backup withholding as a result of failure to report all interest and dividends, or (c) the IRS has notified the Subscriber that the Subscriber is no longer subject to backup withholding.
 The Subscriber must cross out item 3 if the Subscriber has been notified by the IRS that the Subscriber is currently subject to backup withholding because the Subscriber has failed to report all interest and dividends on the Subscriber’s tax return.

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION SIGNATURE PAGES

4.	The FATCA code(s) entered on this form (if any) indicating that the Subscriber is exempt from FATCA reporting is correct. Exemption from FATCA reporting code (if any): .
☐ By checking this box, the Subscriber certifies
items 1-4 above,
and agrees to notify his/her Financial Advisor within 30 days of any change in the information set forth above.

6. Cost Basis Election
In order for us to determine the gain or loss when you redeem Common Shares, AMG Funds must determine the “cost basis” for those shares. The cost basis is the value of each Common Share at the time you acquired it. The law requires AMG Funds to select a default method to determine your cost basis.
AMG Funds has decided to use what is known as the Average Cost method. Under this method, AMG Funds will calculate the total cost of all Common Shares in your account and divide that cost by the total Common Shares in your account; this will determine the cost basis for the Common Shares that you are redeeming. Please note that you are able to select a different method below if you would prefer it.
Note: IRS Regulations do not permit you to change the method used to determine the cost basis of a settled trade.

☐	I choose the Fund’s default method of Average Cost

☐	I choose a method other than Average Cost:

☐	FIFO –First In, First Out (AMG Funds will redeem the oldest available Common Shares first, using their cost basis to determine the gains or losses you incur on the redemption.)

☐	Specific Identification (When you redeem Common Shares, you must tell AMG Funds which particular Common Shares you are selling; your gain or loss will vary based on the Common Shares you select.)

7. Important Notices
The USA Patriot Act
In order to fight the funding of terrorist activity and money laundering, the selling agent, like other financial institutions, is required by law to obtain, verify, and record information that identifies each person who opens an account, including legal persons such as corporations and partnerships. When an account is opened, the selling agent asks for information to identify the person opening the account and in some cases the persons controlling the account. The selling agent may also ask for identifying corporate documentation. Such information, like all customer information, is confidential as required by law. The Subscriber hereby specifically confirms and acknowledges its representations relating to Money Laundering Prevention contained in the Fund’s Subscription Agreement.

8. Other Information

a)	Electronic Delivery
Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports, you may elect to receive electronic delivery of shareholder communications from AMG Comvest Senior Lending Fund. If you would like to consent to electronic delivery, including pursuant to email, please select from the options below.

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION SIGNATURE PAGES

By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize said offering(s) to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available. You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.
By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.
By checking “Yes” the subscriber agrees that shareholder communications will be sent electronically to the email address provided below. By checking “No” the subscriber agrees to receive shareholder communications to the address of record.
☐ Yes  ☐ No
If Yes, provide email address here:

You will receive an email from AMG Funds confirming
your e-delivery elections.
Please note you can change your selection at any time. Monthly statements and annual tax forms can only be accessed by signing up for online account access and registering for e-delivery. Please
visit wealth.amg.com to sign up for online account access.

b)	Distribution Options - Subscriber agrees all dividends and capital gains to be distributed from time to time by the Fund to the Subscriber will be reinvested in Common Shares of the Fund.
☐ Yes   ☐ No

9. Linking A Bank Account to Your AMG Comvest Senior Lending Fund Account
This section is available to direct accounts only.

▲ Bank Name
▲ Bank ABA Routing Number
▲ Account Name
▲ Account Number
▲ For Further Credit Name
▲ For Further Credit Account Number

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION SIGNATURE PAGES

10. Subscriber Representations
AMG Comvest Senior Lending Fund is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/ taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, AMG Comvest Senior Lending Fund may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.
Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf.

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION SIGNATURE PAGES

In order to induce AMG Comvest Senior Lending Fund to accept this subscription, I (we) hereby represent and warrant as follows
 (Each account holder must hand-initial representations 1 – 9, to the extent applicable):

	Primary	Co- Investor	Co- Investor

1. I (we) have received the prospectus (as amended or supplemented) for AMG Comvest Senior Lending Fund at least five business days prior to the date hereof.

2. I (we) have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000. If I am an entity that was formed for the purpose of purchasing Common Shares, each individual that owns an interest in the entity meets this requirement.

3. I am (we are) a resident of Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Tennessee, or Vermont and in addition to the general suitability requirements described above, I meet the higher suitability requirements, i any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.” If I am an entity that was formed for the purpose of purchasing Common Shares, each individual that owns an interest in the entity meets this requirement.

   In the case of sales to fiduciary accounts, the minimum standards set forth in the prospectus under “SUITABILITY STANDARDS” shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

4. I am (we are) domiciled or have a registered office in the European Economic Area or in the United Kingdom, and qualify as (i) a “professional investor,” within the meaning of Annex II to Directive 2014/65/EU or the United Kingdom Alternative Investment Fund Managers Regulations 2013 (SI 2013/1773) as amended, as applicable, or (ii) a “certified sophisticated investor” as defined under the Financial Services and Markets Act 2000 of the United Kingdom.

5. I acknowledge that there is no public market for the Common Shares, Common Shares of this offering are not liquid and appropriate only as a long-term investment.

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION SIGNATURE PAGES

	Primary	Co- Investor	Co- Investor

6. I am purchasing the Common Shares for my own account, or if I am purchasing Common Shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

7. I acknowledge that AMG Comvest Senior Lending Fund may enter into transactions with Comvest Partners affiliates that involve conflicts of interest as described in the prospectus.

8. I acknowledge that subscriptions must be submitted at least five business days prior to first day of each month and my investment will be executed as of the first day of the applicable month at the NAV per share as of the day preceding day. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share as of the last day of each month will generally be made available at wealth.amg.com within 20 business days of the last day of each month.

9. I acknowledge that my subscription request will not be accepted any earlier than the first calendar day of each month. I acknowledge that I am not committed to purchase Common Shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent in writing or through my financial intermediary.

11. Signature
If you do not have another broker-dealer or other financial intermediary introducing you to AMG Comvest Senior Lending Fund, then AMG Distributors, Inc. may be deemed to be acting as your broker-dealer of record in connection with any investment in AMG Comvest Senior Lending Fund. For important information in this respect, see Section 12 below.
I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by AMG Comvest Senior Lending Fund. I acknowledge that the Broker / Financial Advisor indicated in Section 11 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of Common Shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker / Financial Advisor of record at any time by contacting AMG Comvest Senior Lending Fund Investor Relations at the number indicated below at any time by contacting the transfer agent at
(833) 752-9167.

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION SIGNATURE PAGES

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding. Instructions for form W-9 will
be provided upon request.

▲ Subscriber’s Name (print clearly)	▲ Title (as applicable)

▲ Subscriber’s Signature	▲ Date

▲ Additional Subscriber’s Name (if any, print clearly)	▲ Additional Subscriber’s Title (as applicable)

▲ Additional Subscriber’s Signature (if any)	▲ Date
Financial Advisor Information

▲ FA Name (Print clearly for proper record keeping)	▲ Representative ID

▲ Firm Name	▲ Email Address

▲ Phone
Please note that unless previously agreed to in writing by AMG Comvest Senior Lending Fund, all sales of securities must be made through a Broker, including when an RIA has introduced the sale. In all cases, Section 11 must be completed.
The undersigned confirm(s), which confirmation is made on behalf of the Broker with respect to sales of securities made through a Broker, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of Common Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Common Shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Common Shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of Common Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the Common Shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus. The undersigned Broker, Financial Advisor or Financial Representative listed in Section 10 further represents and certifies that, in connection with this subscription for Common Shares, he/she has complied with and has followed all applicable policies and procedures of his or her firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to
Rule 151-1 (“Regulation
Best Interest”) and FINRA rules and regulations including, but not limited to Know Your Customer, Suitability and PATRIOT Act (Anti Money Laundering, Customer Identification) as required by its relationship with the investor(s) identified on this document.

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION SIGNATURE PAGES

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.
If you do not have another broker-dealer or other financial intermediary introducing you to AMG Comvest Senior Lending Fund, then AMG Distributors, Inc. may be deemed to act as your broker of record in connection with any investment in AMG Comvest Senior Lending Fund. If you want to receive financial advice regarding a prospective investment in the Common Shares, contact your broker-dealer or other financial intermediary.
Please print, sign, and scan this page if applicable.

▲ FA Signature	▲ Date
FINANCIAL ADVISORS: PLEASE ENSURE ALL FIELDS ARE COMPLETE PRIOR TO SUBMITTING THIS DOCUMENT.
Completed subscription agreements should be sent to:

U.S. Mail:
AMG Comvest Senior Lending Fund
c/o Ultimus Fund Solutions, LLC
P.O. Box 46707
Cincinnati, OH 45246-0707

Overnight Mail:
AMG Comvest Senior Lending Fund
c/o Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

Email:
comvest@ultimusfundsolutions.com
Wire Instructions: First National Bank of Omaha 1620 Dodge St. ABA: 104000016 DDA: 734261458 Account Name: AMG Deposit Account FFC: [INVESTOR NAME] [Investor Account No.] Phone Number: (833) 752-9167

12. Other Important Information
If investors participating in the Dividend Reinvestment Plan or making subsequent purchases of Common Shares of AMG Comvest Senior Lending Fund experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 10 above, they are asked to promptly notify AMG Comvest Senior Lending Fund and the Broker in writing. The Broker may notify AMG Comvest Senior Lending Fund if an investor participating in the Dividend Reinvestment Plan can no longer make the representations or warranties set forth in Section 10 above, and AMG Comvest Senior Lending Fund may rely on such notification to terminate such investor’s participation in the Dividend Reinvestment Plan.

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION SIGNATURE PAGES

No sale of Common Shares may be completed until at least five business days after you receive the final prospectus. Subscribers are encouraged to read the prospectus in its entirety for a complete explanation of an investment in the Common Shares of AMG Comvest Senior Lending Fund.
To be accepted, a subscription request must be made with a completed and executed Subscription Agreement in good order and payment of the full purchase price at least five business days prior to the first calendar day of the month (unless waived). All items on the Subscription Agreement, other than those marked optional, must be completed in order for your Subscription Agreement to be processed. You will receive a written confirmation of your purchase.
The Fund and the Managing Dealer will direct any dealers to transmit a copy of this executed Subscription Agreement or copy of the signature page of such agreement, stating among other things, the name of the purchaser, current address, and the amount of the investment to Ultimus Fund Solutions, LLC, together with a check or wire transfer.

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION SIGNATURE PAGES

Only complete pages 12 & 13 if you are establishing one of the following account types.

Charity/Welfare Organization Company Corporation Foundation/Endowment LLC (S-Corp) LLC (Other) Taft-Hartley Plan	Insurance LLC (C-Corp) LLC (Partnership) Partnership 401K

I. GENERAL INSTRUCTIONS
What is this form?
To help the U.S. government fight financial crime, U.S. Treasury Financial Crime Network regulation requires certain financial institutions to obtain, verify, and record information about the beneficial owners of legal entity customers. Legal entities can be abused to disguise involvement in terrorist financing, money laundering, tax evasion, corruption, fraud, and other financial crimes. Requiring the disclosure of key individuals who own or control a legal entity (i.e., the beneficial owners) helps law enforcement investigate and prosecute these crimes.
Who has to complete this form?
To help the U.S. government fight financial crime, U.S. Treasury Financial Crime Network regulation requires certain financial institutions to obtain, verify, and record information about the beneficial owners of legal entity customers. Legal entities can be abused to disguise involvement in terrorist financing, money laundering, tax evasion, corruption, fraud, and other financial crimes. Requiring the disclosure of key individuals who own or control a legal entity (i.e., the beneficial owners) helps law enforcement investigate and prosecute these crimes.
This form must be completed by the person opening a new account on behalf of a legal entity
 with any of the following U.S. financial institutions: (i) a bank or credit union; (ii) a broker or dealer in securities; (iii) a mutual fund; (iv) a futures commission merchant; or (v) an introducing broker in commodities.
For the purposes of this form, a legal entity includes a corporation, limited liability company, or other entity that is created by a filing of a public document with a Secretary of State or similar office, a general partnership, and any similar business entity formed in the United States or a foreign country. Legal entity does not include sole proprietorships, unincorporated associations, or natural persons opening accounts on their own behalf.
What information do I have to provide?
This form requires you to provide the name, address, date of birth and Social Security number (or passport number or other similar information, in the case of Non-U.S. Persons)
for the following individuals (i.e., the beneficial owners):
(i) Each individual, if any, who owns, directly or indirectly, 25 percent or more of the equity interests of the legal entity customer (e.g., each natural person that owns 25 percent or more of the shares of a corporation);
 and
(ii) An individual with significant responsibility for managing the legal entity customer (e.g., a Chief Executive Officer. Chief Financial Officer, Chief Operating Officer, Managing Member. General Partner, President, Vice President, or Treasurer).

AMG COMVEST SENIOR LENDING FUND SUBSCRIPTION SIGNATURE PAGES

The number of individuals that satisfy this definition of “beneficial owner” may vary. Under section (i), depending on the factual circumstances, up to four individuals (but as few as zero) may need to be identified. Regardless of the number of individuals identified under section (i), you must provide the identifying information of one individual under section (ii). It is possible that in some circumstances the same individual might be identified under both sections (e.g., the President of Acme, Inc. who also holds a 30% equity interest). Thus, a completed form will contain the identifying information of at least one individual (under section (ii)), and up to five individuals (i.e., one individual under section (ii) and four 25 percent equity holders under section (i)).
The financial institution may also ask to see a copy of a driver’s license or other identifying document for each beneficial owner listed on this form.

II. CERTIFICATION OF BENEFICIAL OWNER(S)
Persons opening an account on behalf of a legal entity must provide the following information:

a. Name and Title of Natural Person Opening Account

b. Name of Account

c. Type of Account (S Corp, C Corp, Partnership, Etc.):

d. Address of Legal Entity for Which the Account is Being Opened:

AMG FUNDS CERTIFICATION REGARDING BENEFICIAL OWNERS OF LEGAL ENTITY CUSTOMERS

e. The following information for each individual, if any, who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, owns 25 percent or more of the equity interests of the legal entity listed above:

Name	Date of Birth	Address (Residential Street Address)	For U.S. Persons: Social Security Number	For Non-U.S. Persons: Social Security Number, Passport Number and Country of Issuance, or other similar identification number 1

(If no individual meets this definition, please write “Not Applicable” on the line below)

f. The following information for an individual with significant responsibility for managing the legal entity listed above, such as:
▲ An executive officer or senior manager (e.g., Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Managing Member. General Partner, President, Vice President, Treasurer); or
▲ Any other individual who regularly performs similar functions.
(If appropriate, an individual listed under section (e) above may also be listed in this section (f)).

Name	Date of Birth	Address (Residential Street Address)	For U.S. Persons: Social Security Number	For Non-U.S. Persons: Social Security Number, Passport Number and Country of Issuance, or other similar identification number 1

I,

(name of natural person opening account),
 hereby certify, to the best of my knowledge, that the information provided above is complete and correct.

▲ Signature	▲ Date

▲ Legal Entity Identifier (If Obtained)

1
In lieu of a passport number,
Non-
U.S. Persons may also provide a Social Security Number, an alien identification card number, or number and country of issuance of any other government-issued document evidencing nationality or residence and bearing a photograph or similar safeguard.

AMG Comvest Senior Lending Fund

Maximum Offering of $2,000,000,000 in Common Shares

PROSPECTUS

You should rely only on the information contained in this prospectus. No intermediary, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by AMG Comvest Senior Lending Fund and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

April 30, 2025

PART C

Other Information

Item 25.	Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of AMG Comvest Senior Lending Fund are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Assets and Liabilities as of December 31, 2024 and 2023	F-3
Consolidated Statements of Operations for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023	F-4
Consolidated Statements of Changes in Net Assets for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2024 and for the period September 29, 2023 (Inception Date) to December 31, 2023	F-6
Consolidated Schedules of Investments as of December 31, 2024 and 2023	F-7
Notes to the Financial Statements	F-18

(2) Exhibits

(a)(1)	Certificate of Trust of the Registrant (Filed as Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission on October 25, 2024 and incorporated herein by reference).

(a)(2)	Amended and Restated Declaration of Trust of the Registrant (Filed as Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 20, 2025 and incorporated herein by reference).

(b)	Amended and Restated Bylaws of the Registrant (Filed as Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 20, 2025 and incorporated herein by reference).

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A).

(e)	Dividend Reinvestment Plan (Filed as Exhibit (e) to the Registrant’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission on October 25, 2024 and incorporated herein by reference).

(f)	Not applicable.

(g)	Amended and Restated Advisory Agreement (Filed as Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 20, 2025 and incorporated herein by reference).

(h)(1)	Form of Managing Dealer Agreement (Filed as Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission on October 25, 2024 and incorporated herein by reference).

(h)(2)	Form of Distribution and Servicing Plan of the Registrant (Filed as Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission on October 25, 2024 and incorporated herein by reference).

(j)	Custody Agreement (Filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form 10 filed with the U.S. Securities and Exchange Commission on October 23, 2023 and incorporated herein by reference).

(k)(1)	Administration Agreement (Filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form 10 filed with the U.S. Securities and Exchange Commission on October 23, 2023 and incorporated herein by reference).

(k)(2)	Amended and Restated Administration Agreement (Filed as Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 20, 2025 and incorporated herein by reference).

(k)(3)	Form of Transfer Agent Servicing Agreement (Filed as Exhibit (k)(2) to the Registrant’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission on October 25, 2024 and incorporated herein by reference).

(k)(4)	Form of Multiple Class Plan (Filed as Exhibit (k)(3) to the Registrant’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission on October 25, 2024 and incorporated herein by reference).

(k)(5)	Comvest Trademark License Agreement (Filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form 10 filed with the U.S. Securities and Exchange Commission on October 23, 2023 and incorporated herein by reference).

(k)(6)	AMG Trademark License Agreement (Filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form 10 filed with the U.S. Securities and Exchange Commission on October 23, 2023 and incorporated herein by reference).

(k)(7)	Amended and Restated Expense Limitation and Reimbursement Agreement (Filed as Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 27, 2024 and incorporated herein by reference).

(k)(8)	Second Amended and Restated Expense Limitation and Reimbursement Agreement (Filed as Exhibit (k)(7) to the Registrant’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission on October 25, 2024 and incorporated herein by reference).

(k)(9)	Loan and Servicing Agreement (Filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 18, 2024 and incorporated herein by reference).

(k)(10)	First Amendment to the Loan and Servicing Agreement (Filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on April 1, 2025 and incorporated herein by reference).

(k)(11)	Sale and Purchase Agreement (Filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 18, 2024 and incorporated herein by reference).

(l)	Opinion of Dechert LLP*

(n)	Consent of Independent Registered Public Accounting Firm*

(o)	Not applicable.

(p)	Not applicable.

(r)	Code of Ethics of the Fund and the Adviser (Filed as Exhibit 14.1 to the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 20, 2025 and incorporated herein by reference).

(s)(1)	Powers of Attorney (Filed as Exhibit 24.1 to the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 27, 2024 and incorporated herein by reference).

(s)(2)	Filing Fee Table (Filed as Exhibit (s)(2) to the Registrant’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission on October 25, 2024 and incorporated herein by reference).

*	Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses Of Issuance And Distribution

SEC registration fee	$306,200
FINRA filing fee	$225,500
Legal	$2,000,000
Printing	$340,000
Accounting	$3,600,000
Blue Sky Expenses	$400,000
Advertising and sales literature	$0
Due Diligence	$2,500,000
Total	$9,360,700

Item 28.	Persons Controlled By Or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

Name	Jurisdiction	Percentage
AMG Comvest Senior Lending Blocker MF SPV, LLC	Delaware	100%
AMG Comvest Senior Lending Fund LLI SPV, LLC	Delaware	100%
AMG Comvest SLF California, LLC	Delaware	100%

Item 29.	Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s Common Shares at March 31, 2025.

Title of Class	Number of Record Holders
Class S	—
Class D	—
Class I	4
Class F	—

Item 30.	Indemnification

The information contained under the heading “Description of our Common Shares,” “Advisory Agreement and Administration Agreement,” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Comvest Credit Managers, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-126178), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the Transfer Agent;

(3)	the Custodian;

(4)	the Adviser; and

(5)	the Administrator.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

We hereby undertake:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5)

that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;

(ii)

the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)

to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida on the 30th day of April, 2025.

AMG COMVEST SENIOR LENDING FUND

By:	/s/ Cecilio Rodriguez
Name: Cecilio Rodriguez
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Robert O’Sullivan Robert O’Sullivan	Chief Executive Officer, Chairman of the Board and Trustee	April 30, 2025

/s/ Cecilio M. Rodriguez Cecilio M. Rodriguez	Chief Financial Officer	April 30, 2025

/s/ David Lambert David Lambert*	David Lambert, Trustee	April 30, 2025

/s/ Eric Rakowski Eric Rakowski*	Eric Rakowski, Trustee	April 30, 2025

/s/ Peter MacEwen Peter MacEwen*	Peter MacEwen, Trustee	April 30, 2025

*By:	/s/ Cecilio Rodriguez
Cecilio Rodriguez
As Agent or Attorney-in-Fact

The original powers of attorney authorizing Michael Altschuler, Cecilio Rodriguez, Thomas Disbrow and Maureen Kerrigan to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Registration Statement have been executed and filed as an Exhibit hereto.

EXHIBIT INDEX

(l)	Opinion of Dechert LLP (filed herewith).

(n)	Consent of Independent Registered Public Accounting Firm (filed herewith).